Form 20-F
period 2023-09-30
GOLDEN HEAVEN GROUP HOLDINGS LTD.
filed 2024-02-15
CIK 1928340

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-41675

Golden Heaven Group Holdings Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive offices)

Qiong Jin, Chief Executive Officer and Chairman of the Board of Directors

Telephone: +86 0599 8508022

Email: jq@jsyoule.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares	GDHG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: An aggregate of 41,750,000 Class A ordinary shares, and 10,000,000 Class B ordinary shares, as of September 30, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“BVI” are to the British Virgin Islands;

●	“China” and the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to Class A ordinary shares of the Company, par value $0.0001 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of the Company, par value $0.0001 per share;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Nasdaq” are to Nasdaq Stock Market LLC;

●	“operating entities” are to the six subsidiaries that conduct our operations in China, consisting of Changde Jinsheng Amusement Development Co., Ltd., Qujing Jinsheng Amusement Investment Co., Ltd., Tongling Jinsheng Amusement Investment Co., Ltd., Yuxi Jinsheng Amusement Development Co., Ltd., Yueyang Jinsheng Amusement Development Co., Ltd., and Mangshi Jinsheng Amusement Park Co., Ltd.;

●	“ordinary shares” or “Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$,” “USD” and “U.S. dollars” are to the legal currency of the United States; and

●	“we,” “the Company,” “us,” “our company,” “our” are to Golden Heaven Group Holdings Ltd., our Cayman Islands holding company, unless the context suggests otherwise, and also includes its subsidiaries when describing the consolidated financial information of Golden Heaven Group Holdings Ltd.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2023, 2022, and 2021. Our reporting and functional currency is the Renminbi. Solely for the convenience of the reader, this annual report contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated in this annual report, all translations from RMB to U.S. dollars are made at RMB7.05 to US$1.00. We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Doing Business in the PRC

Adverse changes in economic, political and social conditions of the PRC government could have a material adverse effect on the operating entities’ business.

The parks managed by the operating entities are located in different cities in China. Accordingly, the operating entities’ business, financial condition, results of operations and growth prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most of the developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past four decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in social conditions in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect the operating entities’ business and operating results, lead to reduction in demand for their services and adversely affect their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on the operating entities. For example, the operating entities’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may, in turn, adversely affect our operating results.

The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to the operating entities’ business and our shareholders.

The PRC legal system is a civil law system based on written statutes. Prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The operating entities’ ability to operate in China may be harmed by changes in Chinese laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The PRC central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on the operating entities’ part for compliance with such regulations or interpretations. Government actions in the future could significantly affect economic conditions in China or particular regions thereof, and could require the operating entities to materially change their operating activities or divest themselves of any interests they hold in Chinese assets. The operating entities’ business may be subject to various types of government and regulatory interference, such as requiring the operating entities to conduct a cyber security review. The operating entities may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The operating entities’ operations could be adversely affected by existing or future laws and regulations relating to the amusement park business or industry.

Any of these events could result in a material change in the operations of the operating entities and the value of our securities. The Chinese government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Failing to obtain the approval from the National Development and Reform Commission of the PRC (the “NDRC”)’s provincial counterparts or other PRC government authorities may have an adverse effect on the operating entities’ business activities.

According to the PRC law, small and medium-sized theme parks, with the area between 0.8 square kilometers and 2.4 square kilometers, or the investment between RMB0.2 billion and RMB1.5 billion, need to obtain the approval from the NDRC’s provincial counterparts. According to our PRC legal counsel, AllBright Law Offices (Fuzhou), two of the amusement parks that are operated by the operating entities, Tongling West Lake Amusement World and Yueyang Amusement World, fulfill the standard of small- and medium-sized theme parks. Therefore, these two parks are subject to the approval of the NDRC’s provincial counterparts. The other parks managed by the operating entities are not subject to the Theme Park Opinions. As of the date of this annual report, both Tongling West Lake Amusement World and Yueyang Amusement World failed to gain the approval of the NDRC’s provincial counterparts and applications for their approval were filed only with the NDRC’s city counterparts, because the relevant government authorities had the misunderstanding that these two parks were not subject to the Theme park Opinions. As of the date of this annual report, we have not received any administrative action, fine or penalty from the relevant government authorities with respect to such non-compliance. We have received the confirmation from both the NDRC of Junshan District, Yueyang City and the NDRC of Tongling City, that the construction of Yueyang Amusement World and Tongling West Lake Amusement World have been filed with the NDRC’s city counterparts, and if these two parks are later found to require further approval under the Theme Park Opinions, such authorities will assist with gaining such approval.

The approval and/or other requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with offerings under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”, and collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), which stipulate that Chinese-based companies, or the issuer, shall fulfill the filing procedures after the issuer makes an application for initial public offering and listing in an overseas market, an issuer issuing securities to be listed overseas after its listing overseas shall, within 3 working days of the completion of issuance, submit to the CSRC for record filing, and certain overseas offering and listing such as those that constitute a threat to or endanger national security, as reviewed and determined by competent authorities under the State Council in accordance with law, may be prohibited under the Draft Rules Regarding Overseas Listing. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed.

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedure. There is no assurance that we can complete such filing in a timely manner or even at all. Any failure by us to comply with such filing requirements may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

In addition, if the PRC government authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, there is no assurance that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security could adversely impact the operating entities’ business.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the CAC. According to the Security Administration Draft, data processing operators shall apply for a cybersecurity review by the relevant CAC under certain circumstances, such as (i) mergers, restructurings, and divisions of Internet platform operators that hold large amount of data relating to national security, economic development, or public interest which affects or may affect the national security, (ii) overseas listings of data processors that process personal data for more than one million individuals, (iii) Hong Kong listings of data processors that affect or may affect national security, and (iv) other data processing activities that affect or may affect the national security. The deadline for public comments on the Security Administration Draft was December 13, 2021.

The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021.

In addition, the PRC regulatory authorities have taken steps to strengthen the regulations on data protection and conducted several rounds of relevant inspections. The Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which came into effect on May 1, 2021 (the “Necessary Personal Information Rules”), require that the operators of mobile apps shall not deny the users who do not consent to the collection of unnecessary personal information from using the basic functions and services of such apps. In addition, under the Necessary Personal Information Rules, “necessary personal information” refers to personal information necessary for ensuring the normal operation of an app’s basic functional services. The basic functional services of the operating entities’ apps are providing instant messaging services through texts, pictures, voice, and video, where the necessary personal information includes mobile phone numbers and account numbers of registered users and lists of accounts of instant messaging contact persons.

As advised by our PRC legal counsel, AllBright Law Offices (Fuzhou), neither we nor the operating entities are subject to cybersecurity review by the CAC, since neither we nor the operating entities currently have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. As of the date of this annual report, we have not received any notice from any authorities identifying the operating entities as CIIOs or requiring us or the operating entities to undergo a cybersecurity review or network data security review by the CAC.

There remains uncertainty as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. Furthermore, many specific requirements of the Personal Information Protection Law and other laws related to data securities remain to be clarified by the CAC, other regulatory authorities, and the courts, for practical application. We may be required to adjust business practices to comply with the personal information protection laws and regulations. There is no assurance that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed to be applicable to the operations of the operating entities. There is no certainty as to how such review or prescribed actions would impact such operations and we cannot guarantee that any clearance can be obtained, or maintained, if approved, or any actions that may be required can be taken in a timely manner, or at all.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject the operating entities to liability or penalties, limit our ability to inject capital into the operating entities, limit the operating entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, was promulgated by the State Administration of Foreign Exchange (“SAFE”) in July 2014 that requires PRC residents or entities to register with SAFE or its local branch, currently with local bank according to Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment issued by SAFE on February 13, 2015, in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of the SAFE, with respect to that offshore company, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger or division. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

We are committed to complying with and to ensuring that our shareholders who are subject to the regulations will comply with the relevant SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. There is no assurance that the SAFE or its local branches will release explicit requirements or interpret the relevant PRC Laws otherwise. Failure by any such shareholders to comply with SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant PRC enterprise and may also subject the relevant PRC resident to penalties under the PRC foreign exchange administration regulations. All of the PRC resident shareholders of our Company completed the initial foreign exchange registration on August 1, 2022.

PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the M&A Rules, the Anti-monopoly Law promulgated by the SCNPC in August 2007, the Rules of Ministry of Commerce (“MOFCOM”) on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in August 2011, and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. These include requirements in some instances that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions involving an industry that implicates national security to be subject to merger control review or security review.

In the future, we may further grow the business by acquiring businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. Our ability to expand the business or maintain or expand our market share through future acquisitions would be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by the operating entities to fund any cash and financing requirements we may have. To the extent funds or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets.

We are a holding company incorporated in the Cayman Islands and we operate our business principally through the operating entities in the PRC. Therefore, the availability of funds to us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from these operating entities. The operating entities’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit the operating entities to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of the operating entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If the operating entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of the operating entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to the business, pay dividends or otherwise fund and conduct the operating entities’ business.

Under the Law of the PRC on Enterprise Income Tax and Regulations for the Implementation of the Law on Enterprise Income Tax, dividends, interests, rent or royalties payable by a foreign-invested enterprise to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where our Company is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. Golden Heaven Group Management Limited, which indirectly owns the equity of the operating entities in the PRC, is incorporated in Hong Kong. However, if Golden Heaven Group Management Limited is not considered to be the beneficial owner of dividends paid to it by the operating entities under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If the operating entities declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our Company.

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to the operating entities, which could materially and adversely affect our liquidity and business.

We may transfer funds to the operating entities or finance the operating entities by means of shareholders’ loans or capital contributions. Any loans to the operating entities, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with SAFE, or its local counterparts. Furthermore, any capital contributions we make to the operating entities shall be registered with the PRC State Administration for Market Regulation or its local counterparts, and filed with MOFCOM or its local counterparts.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. The applicable foreign exchange circulars and rules may limit our ability to transfer funds, which may adversely affect the operating entities’ business, our financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws.

We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. The operating entities are subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. The operating entities have operations, agreements with third parties, and make sales in China, which may experience corruption. The activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants or distributors of our Company, because these parties are not always subject to our control.

Although we believe we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption laws as of the date of this annual report, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls and restrictions on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of our income is received in Renminbi and shortages in the availability of foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy their foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuations in exchange rates could result in foreign currency exchange losses.

The value of Renminbi against the U.S. dollar and other currencies fluctuates, is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no assurance that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. In addition, there are limited instruments available for us to reduce our foreign currency risk exposure at reasonable costs. All of these factors could materially and adversely affect our financial condition, results of operations, and prospects, and could reduce the value of, and dividends payable on, our Class A Ordinary Shares in foreign currency terms.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect the operating entities’ business and results of operations.

The PRC Labor Contract Law became effective on January 1, 2008 and was amended on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed exchange rates that has already been entered into twice consecutively, the resulting contract must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC government authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing provident funds for their employees. In the years of 2021, 2022 and 2023, the operating entities did not pay social insurance contributions and housing provident fund contributions in full for all of the employees. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the outstanding social insurance contributions within the deadline and may be liable to a late payment fee which equals to 0.05% of the outstanding amount for each day of delay. The employer also may be liable to a fine from one to three times the amount of the outstanding contributions if it fails to make such payments. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it may be subject to a fine ranging from RMB10,000 or RMB50,000 and an application may be made to a local court for compulsory enforcement. These laws are designed to enhance labor protection tend to increase the operating entities’ labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, the operating entities’ employment practices may not be at all times be deemed in compliance with the regulations. As a result, they could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

As of the date of this annual report, the operating entities have not changed their basis of social insurance contributions and housing provident fund contributions and have not received any notification from the relevant government authorities requiring them to pay shortfalls or the penalties with respect to social insurance and housing provident funds. In addition, the operating entities have not been subject to any administrative penalties, material litigation or legal proceedings with respect to social insurance and housing provident fund contributions, nor have any of them been notified of any material employee complaints nor involved in any material labor disputes with their employees with respect to social insurance and housing provident fund contributions. All the operating entities also have obtained from the relevant Human Resources and Social Security Bureau and Housing Provident Fund Management Center written confirmations that there is no need to pay any additional social insurance premiums and housing provident funds (including late payment fees and other forms of economic penalties).

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities. Although the operating entities monitor the use of the chops and seals, their procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that the employees could abuse their authority, for example, by entering into a contract not approved by the operating entities or seeking to gain control of one of the operating entities. If any employee obtains, misuses or misappropriates chops and seals or other controlling non-tangible assets for whatever reason, there could be disruptions to the normal operations. We may have to take corporate or legal action in such an event, which could involve significant time and resources to resolve and divert management from our operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation (“SAT”) issued a circular (“SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. One of the criteria is that a company’s major assets, accounting books and minutes and files of its board and shareholders’ meetings are located or kept in the PRC. In addition, the SAT issued Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) on July 27, 2011, effective from September 1, 2011, providing more guidance on the implementation of the SAT Circular 82. This bulletin clarifies matters including residence status determination, post-determination administration and competent tax authorities. Although both the SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to us. If the PRC tax authorities determine that our Company or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then our Company or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of Class A Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our securities.

The operating entities’ business may be materially and adversely affected if any of the operating entities declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts. The operating entities hold substantially all of the assets that are important to our operations. If any of these entities undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby materially and adversely affecting our financial condition and results of operations.

According to SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, promulgated on November 19, 2012 and amended on May 4, 2015, and the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors, effective on May 13, 2013, if any of the operating entities undergoes a voluntary or involuntary liquidation proceeding, prior approval from SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

If the operating entities are not in compliance with the relevant PRC tax laws and regulations, our financial condition and results of operations may be negatively affected.

The operating entities purchased certain fixed assets without obtaining a VAT invoice. If such invoice is not obtained, the depreciation of fixed assets cannot be deducted when calculating the income tax payable. As of the date of this annual report, no administrative actions, fines or penalties have been imposed on the operating entities by the relevant PRC tax authorities, nor has any order been received by the operating entities to settle the outstanding amount of tax liabilities.

However, the operating entities are subject to periodic examinations on the fulfillment of tax obligations under the PRC tax laws and regulations by PRC tax authorities. If the operating entities fail to fulfill tax obligations for any reasons, they may be subject to fines, other penalties or actions upon examinations by PRC tax authorities. As a result, the operating entities’ business, our financial condition and results of operations may be adversely affected.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our operations and reputation and could result in a loss of your investment in our securities, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our securities could be rendered worthless.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. In addition, substantial amount of our assets is located in China and most of our senior executive officers and directors reside within China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Risks Related to Our Business and Industry

The operating entities may not be able to maintain or increase the cost-effectiveness of their entertainment offerings.

The operating entities offer a variety of cost-effective recreational experiences to the park guests. The current pricing for their entertainment offerings is based, in part, on the guests’ spending power and has remained at a relatively low level. The operating entities could be compelled to increase the pricing due to various factors beyond their control including, but not limited to, any deterioration of general economic or other conditions in the areas where the parks are located, increases in the prices charged by the suppliers, impairment to the major assets in the parks, increases in repairs and maintenance costs, and changes in market trends and competition. If any of these events takes place, the operating entities may not be able to maintain or increase the cost-effectiveness of their entertainment offerings. As a result, their business, and our financial condition and results of operations could be materially and adversely affected.

Declines in discretionary guest spending and guest confidence, or changes in guest tastes and preferences, could affect the profitability of the operating entities’ business.

The operating entities’ success depends to a significant extent on (i) their ability to provide quality entertainment products, (ii) their ability to satisfy changing guest preferences, and (iii) the availability of discretionary guest spending. If the operating entities are unable to meet the changing preferences of the markets or the entertainment products that they offer do not achieve sufficient guest acceptance, they may not be able to maintain the existing guest patronage or attract new guests. In addition, severe economic downturns coupled with high volatility and uncertainty as to the future economic landscape could have an adverse effect on guests’ discretionary income and guest confidence. If the operating entities are unable to meet the changing guest demands, or if discretionary guest spending decreases, the operating entities’ business, and our financial condition and results of operations could be materially and adversely affected.

The operating entities may be unable to contract with third-party suppliers for rides and attractions, and construction delays may occur and impact attraction openings.

The success of the operating entities depends, to a large extent, on the continued operation of their parks and the offering of quality rides and attractions to their guests. The operating entities may be unable to purchase or contract with third-party suppliers to build quality rides and attractions, to maintain those rides and attractions at competitive prices, or to provide the replacement parts needed to maintain the operation of such rides and attractions. In addition, if the third-party suppliers’ financial condition deteriorates or if they go out of business, the operating entities may not be able to obtain the full benefit of warranties or indemnities typically contained in their contracts or may need to incur greater costs for the maintenance, repair, or replacement of these assets. The operating entities may experience downtime for the existing rides and attractions or incur unanticipated construction delays in completing new capital investment projects, which could adversely affect attraction openings, park attendance and revenues.

Financial distress experienced by business partners and other contract counterparties could have an adverse impact on the operating entities.

The operating entities are party to contracts of varying durations. Although the operating entities attempt to assess the creditworthiness of their business partners and other contract counterparties, there is no assurance as to the creditworthiness of any such business partner or contract counterparty. In the future, some of these business partners and contract counterparties may be highly leveraged, may be subject to operating, market and regulatory risks, and may experience severe financial problems that can have a significant impact on their creditworthiness. Any material nonperformance of contractual arrangements by these business partners and contract counterparties or any financially distress experienced by them could adversely impact the operating entities’ business, and, in turn, our results of operations and financial condition.

The high fixed cost structure of park operations can result in significantly lower margins if revenues decline.

The operating entities’ significant expenses are depreciation and amortization of property and equipment, real property rent, repairs and maintenance, as well as utilities. A large portion of the expenses does not vary significantly with park attendance and is relatively fixed. These fixed expenses may increase at a greater rate than the revenues and may not be able to decrease at the same rate as declining revenues. If cost-saving efforts are insufficient to offset declines in revenues or are impracticable, the operating entities could experience a material decline in margins, revenues, profitability and reduced or negative cash flows.

If the operating entities are unable to conduct marketing activities in a cost-effective manner, our results of operations and financial condition may be materially and adversely affected.

The operating entities utilize a broad mix of marketing and promotional programs, including online advertising, social marketing, and outdoor advertising activities, to attract prospective guests. There is no assurance that these marketing and promotional programs will always be well received or result in the anticipated levels of sales, that these programs will always be implemented in a cost-effective manner, that these programs will always keep pace with industry development and guest preferences, or that the operating entities will be able to recruit or retain experienced marketing employees. Failures to implement the existing marketing programs in a cost-effective manner or to introduce new branding approaches to adapt to the evolving trends could reduce the operating entities’ market share, cause their revenue to decline and negatively impact their profitability.

The operating entities operate in a competitive industry and their revenues, profits or market share could be harmed if they are unable to compete effectively.

The parks of the operating entities compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment. The principal competitive factors in the amusement park industry include location, scale, and the variety and perceived quality of the rides and attractions. The amusement park industry is also subject to factors that affect the recreation industries generally, such as general economic conditions, travel restrictions, and changes in guest spending habits. Certain competitors of the operating entities may have substantially greater financial resources, may be able to adapt more quickly to changing guest preferences, may devote greater resources to rides and attractions, may develop new rides, attractions or shows that are perceived to be of a higher quality and entertainment value, and may attract a greater number of guests than the operating entities. As a result, the operating entities may not be able to compete successfully against such competitors. If they are unable to compete effectively, their business, and our financial condition or results of operations may be adversely affected.

Our historical financial and operating results are not indicative of future performance and our financial and operating results may fluctuate.

For the fiscal years ended September 30, 2023, 2022 and 2021, our revenue was US$31,786,802, US$41,788,196, and US$38,517,742, respectively. For the same fiscal years, our net income was US$6,549,584, US$14,328,374, and US$13,580,375, respectively. The results of operations of the operating entities may vary from period to period in response to a variety of factors beyond our control, including general economic conditions, regulatory actions pertaining to the amusement park industry, changes in guest spending and preferences, as well as non-recurring charges incurred in connection with extraordinary transactions. Due to these and other factors, our historical financial performance, growth rates, profitability and operating results may not indicate future performance and you should not rely on them to predict our future performance.

The operating entities may not be able to fund capital investment in future projects and may not achieve the desired outcome of their growth initiatives.

Because a principal competitive factor in the amusement park industry is the variety and perceived quality of the rides and attractions, the operating entities need to make continued capital investments on the addition of new rides and attractions and the improvements of the existing facilities. These growth initiatives may require significant commitments of capital investments. The ability to fund capital investments will depend on the ability to generate sufficient cash flow from operations and raise capital from third parties. There is no assurance that the operating entities will be able to generate sufficient cash flow from operations, or that they will be able to obtain sufficient financing on adequate terms, or at all, which could cause the operating entities to delay or abandon certain capital investment projects. Even if the operating entities are able to fund capital investments, there is no assurance that their growth initiatives will enhance guest experiences as planned or increase revenues at the expected rate. If the operating entities are unable to recover the costs associated with their growth initiatives or to realize the intended benefits of their growth initiatives, our financial condition and results of operations may be adversely affected.

Increased labor costs, inability to retain suitable employees, or unfavorable labor relations may adversely affect the business, financial condition or results of operations.

The operating entities are driven by the mission to provide quality services and valued experiences to their guests. To accomplish this mission, the operating entities devote significant resources to recruiting and training their employees. Their ability to manage and control labor costs is subject to numerous external factors, including market pressures with respect to prevailing wage rates, unemployment levels, health and other insurance costs, as well as the impact of legislation or regulations governing wage and employee benefits. Any changes in these external factors could significantly increase labor costs, which would reduce the net income and cash flows of the operating entities.

The operating entities aim to motivate and retain qualified employees. If the employees are unsatisfied with what the operating entities offer, such as remuneration packages or working environment, the operating entities may not be able to retain qualified employees or replace them with personnel of appropriate skill sets and personal attributes at comparable costs. In such event, the operating entities may need to expend additional resources to retain or replace suitable employees.

From time to time, the operating entities may be subject to various employment-related claims, such as individual actions or government enforcement actions relating to wage-hour, labor standards, or healthcare and benefit issues. Such actions, if brought against the operating entities and successful in whole or in part, may materially and adversely affect the business of the operating entities, and our financial condition or results of operations.

If the operating entities lose key personnel, their business may be adversely affected.

The operating entities depend on the continued contributions of key employees, including members of senior management teams who have extensive experience in the amusement park industry. Failure to attract, motivate and retain key employees, changes in the senior management teams, or failure to develop and implement a viable succession plan, could adversely affect the business and future success of the operating entities. In addition, if any member of senior management teams or any other key employee joins a competitor or forms a competing company, the operating entities may experience difficulty in managing their business effectively. Any such disruption or difficulty in filling key management roles could have a material adverse impact on the operating entities’ business.

The parks managed by the operating entities are located on leased properties, and there is no assurance that the operating entities will be able to renew the leases or find suitable alternative premises upon the expiration of the relevant lease terms.

All of the parks managed by the operating entities are located on properties leased from the local governments in China. Although the operating entities are entitled to the right of first refusal to renew all of the current leases upon their expiration and have maintained good relationships with the governments, there is no assurance that the operating entities will be able to renew such leases on commercially reasonable terms, or at all. In the event that the operating entities are unable to renew the current leases, they will be forced to relocate and may not be able to find suitable alternative premises. Even if they are able to find desirable alternative locations, they may incur extraordinary relocation costs, hefty rental payments and significant managerial expenses. If any of these events occurs, the operating entities’ business, and, in turn, our financial condition and results of operations may be materially and adversely affected.

If the operating entities’ intellectual property rights are infringed on by third-parties or if the operating entities are alleged or found to have infringed on the intellectual property rights of others, it may adversely affect the business of the operating entities.

The operating entities’ intellectual property constitutes significant value to the operating entities’ business. To protect the intellectual property rights, the operating entities primarily rely upon the relevant intellectual property laws of the PRC. However, there is no assurance that this form of protection will be successful in any given case, particularly since the laws of the PRC do not protect proprietary rights as fully as in the United States. The operating entities may be unable to timely and effectively prevent, detect, or address the misappropriation, infringement or violation of their intellectual property rights, which could adversely affect their revenues and business.

As of the date of this annual report, the operating entities have not been subject to any adverse claims, proceedings or actions relating to the intellectual property rights of themselves or of any third party in the PRC. There is no assurance that the operating entities do not and will not infringe the intellectual property rights of others. The operating entities may be subject to litigation and other claims in the future, in the ordinary course of their business, based on allegations of infringement or other violations of the intellectual property rights of others. Regardless of their merits, intellectual property claims can divert the management’s efforts and can be time-consuming and expensive to litigate or settle. In addition, to the extent claims against the operating entities are successful, the operating entities may have to pay substantial monetary damages or discontinue, modify, or rename certain products or services that are found to be in violation of another party’s rights. The operating entities may have to seek a license, if available on acceptable terms or at all, to continue offering products and services, which may significantly increase operating expenses.

The operating entities’ business depends on the continued success of their brand, and if they fail to maintain and enhance the recognition of their brand, they may face difficulty expanding their business.

We believe the market awareness of the operating entities’ brand has contributed significantly to the success of their business. Maintaining and enhancing their brand is critical to their efforts to increase their network of partners and guests. The operating entities’ ability to compete effectively depends on the perceived value of their goods and services versus competing alternatives. A failure by their guests to distinguish between the operating entities’ brand and the services provided by their competitors may result in a reduction in sales volume and revenue.

Incidents or adverse publicity concerning the parks or the amusement park industry in general could harm the brand, reputation or profitability of the operating entities.

The park operation involves the risk of accidents, illnesses, environmental issues, and other incidents which may cause a loss of guest confidence, reduce guest attendance, and harm the operating entities’ brand, reputation or profitability. In addition, other types of adverse publicity concerning the operating entities’ business, their management teams, or the amusement park industry in general could harm the business of the operating entities. The considerable expansion in the use of social media over recent years has compounded the impact of negative publicity. There may be perception issues and negative media attention that could materially adversely affect the business of the operating entities, and, in turn, our financial condition, and results of operations.

Adverse litigation judgments or settlements resulting from legal proceedings could reduce the profits or negatively affect the business operations of the operating entities.

The operating entities have been subject to various legal proceedings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” There may be no or inadequate insurance policies to cover related payment liabilities. The operating entities may, in the future, be subject to other allegations, claims and legal actions arising in the ordinary course of their business, which may include claims by shareholders and claims by third parties, including guests, suppliers, business partners, or regulators. If any of these proceedings is determined adversely against the operating entities, or results in judgments, fines or settlements involving a payment of a material sum of money, it could materially and adversely affect the operating entities’ business, our financial condition and results of operations. In addition, negative publicity could adversely affect the reputation and brand of the operating entities. Even the successful defense of these proceedings may cause the operating entities to incur substantial legal costs and may divert management’s attention and resources.

Bad or extreme weather conditions can reduce park attendance.

Bad or extreme weather conditions and forecasts of bad or mixed weather conditions may adversely affect park attendance and revenue. Bad or extreme weather conditions could decrease park attendance and revenue by various degrees, depending on the specific locations and weather conditions. For example, the operating entities experienced negative impact from Typhoon Doksuri in July 2023. Since the operating entities’ parks are geographically concentrated in the southern region of China, a weather pattern affecting that area could adversely affect a number of parks and disproportionately impact their results of operations.

Significant revenue is generated in Hunan Province, China. Therefore, any risks affecting that area may materially adversely affect the business of the operating entities.

In the fiscal years of 2023, 2022 and 2021, a significant portion of the operating entities’ revenue was generated in Hunan Province, China. Any risks described in this annual report, such as the occurrence of natural disasters and travel-related disruptions, affecting Hunan Province may materially adversely affect the business of the operating entities, especially if they have the effect of decreasing park attendance or, in extreme cases, cause park closures for any period of time, which could adversely affect our financial condition, or results of operations.

The insurance coverage maintained by the operating entities may not be adequate to cover all possible losses and the insurance costs may increase.

Although substantially all of the operating entities carry public liability insurance policies as of the date of this annual report, there can be no assurance that these insurance policies will be sufficient to cover the full extent of all losses or liabilities in the parks. If the operating entities experience events for which they are not insured or if they experience losses in excess of the insurance coverage maintained, it could adversely affect their business and, in turn, our financial condition and results of operations. The operating entities generally renegotiate and renew their insurance policies on an annual basis. There is no assurance that they will be able to renew the current insurance policies on favorable terms, or at all. In addition, if the operating entities or the other park operators sustain significant losses or make significant insurance claims, then the operating entities’ ability to obtain future insurance coverage at commercially reasonable rates could be materially and adversely affected.

Interruptions or failures that impair access to information technology systems could adversely affect the business of the operating entities.

The operating entities rely on information technology systems to process, transmit, and store information in relation to their operations. For example, the operating entities use park management software to admit guests to the parks, to activate and reload prepaid cards for access to rides and attractions, and to monitor and conduct daily operations. These information technology systems may be vulnerable to interruption due to a variety of events beyond control, including but not limited to, natural disasters, telecommunications failures, computer viruses, hacking and other security issues. Any material interruptions or failures in these information technology systems could cause disruptions in business operations and may require a significant investment to update, remediate or replace with alternate systems. The costs and potential problems associated with supporting, maintaining, remediating and upgrading the existing information technology systems, or with implementing new systems, may severely disrupt the business operations of the operating entities.

The COVID-19 pandemic has disrupted the operating entities’ business and will adversely affect our results of operations and various other factors beyond our control could adversely affect our financial condition and results of operations.

In response to the COVID-19 pandemic, quarantines, travel restrictions, social distancing rules, and lockdown measures have been implemented and may be re-implemented pursuant to governmental orders and mandates in China. These actions, in addition to concerns relating to the public health impacts of the virus, may prevent the operating entities from conducting business activities at full capacity and may lead to temporary cessation of certain business activities.

For example, in the fourth quarter of 2021, China experienced severe COVID-19 outbreaks and implemented various COVID-19 restrictions. As a result, the operating entities were adversely affected. Tongling West Lake Amusement World was closed from March 16 to April 10, 2022, and the number of guest visits per month at each amusement park declined from February 2022 to April 2022. Since the end of 2022, China has eased the COVID-19 restrictions, and as a result, the operating entity started gradually resuming their business operations to the pre-pandemic level. In 2023, COVID-19 had minimal impact on the operating entities’ business.

The extent and duration of the impacts of the COVID-19 pandemic over the long term and the measures implemented in response to the COVID-19 pandemic remain uncertain. The COVID-19 pandemic could continue to have a significant adverse impact on the operating entities’ business, including future park closures, disruptions in business activities, restrictions on travel, prohibitions on public gatherings, decrease in park attendance, and reduction in guest spending, any of which events could materially and adversely impact our financial condition, and results of operations.

In addition to the COVID-19 pandemic, various other factors beyond our control could adversely affect the operating entities’ business, our financial condition, and results of operations. Such factors include, but are not limited to:

●	natural disasters, such as hurricanes, fires, earthquakes, tsunamis, tornados, floods and volcanic eruptions and man-made disasters, such as oil spills, any of which may deter travelers from scheduling vacations or cause them to cancel travel or vacation plans;

●	outbreaks of pandemic or contagious diseases or guests’ concerns relating to potential exposure to travel-related health concerns, such as pandemics and epidemics such as coronaviruses, Ebola, Zika, Influenza H1N1, avian bird flu, SARS and MERS;

●	changes in the desirability of particular locations or guest travel patterns;

●	oil prices and travel costs and the financial condition of the airline, automotive and other transportation-related industries, any travel-related disruptions or incidents and their impact on travel, particularly to or in cities where we have parks;

●	war, terrorist activities or threats and heightened travel security measures instituted in response to these events;

●	actions or statements by governmental officials related to travel and the resulting public perception of travel; and

●	interruption of public or private utility services to the parks.

Any one or more of these factors could adversely affect attendance, revenue, and per capita spending at the parks, which could adversely affect the operating entities’ business, and, in turn, our financial condition and results of operations.

Risks Related to Our Class A Ordinary Shares and the Trading Market

Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our future offerings.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the Holding Foreign Companies Accountable Act, including the listing and trading prohibition requirements described above. In May 2021, the PCAOB issued for public comment a proposed rule related to the PCAOB’s responsibilities under the Holding Foreign Companies Accountable Act, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB in September 2021, pending the final approval of the SEC to become effective.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination, as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreements establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time.

Our auditor, ASSENTSURE PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and will be inspected by the PCAOB on a regular basis. It is not subject to the determinations issued by the PCAOB on December 16, 2021.

If for whatever reason the PCAOB is unable to conduct full inspections of our auditor, such uncertainty could cause the market price of our securities to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter”. If our securities were unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our securities.

The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chairman, and her interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 20 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Ms. Qiong Jin, our Chief Executive Officer and Chairman of the Board of Directors, beneficially owns 5,000,000 Class A Ordinary Shares, or 11.98% of our issued Class A Ordinary Shares, and 10,000,000 Class B Ordinary Shares, or 100% of our issued Class B Ordinary Shares, representing approximately 84.80% of the voting rights in our Company. As a result, Ms. Qiong Jin, as the controlling shareholder, has substantial influence over our business, including the power to make decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. She may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares.

Several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Ms. Qiong Jin, our Chief Executive Officer and Chairman of the Board of Directors, owns more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

The trading price of the Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of the Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	Actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

●	announcements of new products and services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other companies in our industry;

●	detrimental negative publicity about us, our competitors, or our industry;

●	additions or departures of key personnel;

●	regulatory developments affect us or our industry;

●	general economic or political conditions in China or elsewhere in the world;

●	fluctuations of exchange rates between the RMB and the U.S. dollar; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A Ordinary Shares. Volatility or a lack of positive performance in the price of our Class A Ordinary Shares may also adversely affect our ability to retain key employees.

We are subject to securities class action suits.

On December 8, 2023, December 19, 2023 and January 17, 2024, certain shareholders filed securities class action lawsuits in the Supreme Court of the State of New York and United States District Court for the Central District of California, respectively. For our pending securities class action suits, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” The outcome of any claims, investigations and proceedings is inherently uncertain, and regardless of the outcome, our involvement in such class action suits may divert a significant amount of our management’s attention and other resources from the operating entities’ business and operations and require us to incur significant expenses to defend the suits, which could harm our results of operations. Shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. Any such class action suits, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

The trading market for the Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about us. If one or more analysts who cover us downgrade the Class A Ordinary Shares or publish negative reports about us, the market price for the Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class A Ordinary Shares to decline.

Substantial future sales or perceived potential sales of the Class A Ordinary Shares in the public market could cause the price of the Class A Ordinary Shares to decline.

Sales of the Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of Class A Ordinary Shares to decline. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 41,750,000 Class A Ordinary Shares are issued and outstanding and 36,023,500 Class A Ordinary Shares are freely tradable as of the date of this annual report. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund our development and growth. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Class A Ordinary Shares will likely depend entirely upon any future price appreciation of the Class A Ordinary Shares. There is no guarantee that the Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in the Class A Ordinary Shares and you may even lose your entire investment in the Class A Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, which could subject United States holders of our Class A Ordinary Shares to significant adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ended September 30, 2024 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Class A Ordinary Shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain guidance from the Internal Revenue Service, or IRS, relating to the classification of assets as producing active or passive income. Such regulations guidance is potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years. If we are a PFIC for any taxable year during which a United States person holds Class A Ordinary Shares, certain adverse United States federal income tax consequences could apply to such United States person.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act because we generated less than US$1.235 billion in revenues for our last fiscal year. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Class A Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events are furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weakness in internal control over financial reporting could result in financial statement errors, which, in turn, could lead to error our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of our Class A Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our Class A Ordinary Shares may not be able to remain listed on the exchange.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our management has concluded that, as of September 30, 2023, our disclosure controls and procedures were not effective, due to the following material weaknesses: (1) we do not have sufficient in-house personnel with sufficient knowledge of the U.S. GAAP and SEC reporting rules; and (2) we are aware that due to the lack of skillful or experienced staff, some of whom may be positioned in conflicting, overlapping or incompatible duties, the risk of human error may be increased. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.”

We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in the Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a public company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we are governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

The price of our Class A Ordinary Shares could be subject to rapid and substantial volatility.

As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. There can be no assurance that an active market in Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We conduct our operations in China through Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Golden Heaven WFOE”) and its subsidiaries. Golden Heaven WFOE was established as a limited liability company in the PRC on December 14, 2020. Golden Heaven WFOE has 100% equity interests in the following PRC operating entities: (i) Changde Jinsheng Amusement Development Co., Ltd., a limited liability company established in the PRC on November 13, 2013, (ii) Qujing Jinsheng Amusement Investment Co., Ltd., a limited liability company established in the PRC on January 28, 2015, (iii) Tongling Jinsheng Amusement Investment Co., Ltd., a limited liability company established in the PRC on April 16, 2015, (iv) Yuxi Jinsheng Amusement Development Co., Ltd., a limited liability company established in the PRC on August 6, 2008, (v) Yueyang Jinsheng Amusement Development Co., Ltd., a limited liability company established in the PRC on April 16, 2015, and (vi) Mangshi Jinsheng Amusement Park Co., Ltd., a limited liability company established in the PRC on July 25, 2017.

We incorporated Golden Heaven Group Holdings Ltd. (“Golden Heaven Cayman”) as an exempted company under the laws of the Cayman Islands on January 8, 2020. We incorporated Golden Heaven Management Ltd (“Golden Heaven BVI”) under the laws of the British Virgin Islands on February 18, 2020, which entity became a wholly owned subsidiary of Golden Heaven Cayman. We incorporated Golden Heaven Group Management Limited (“Golden Heaven HK”) in Hong Kong on February 26, 2020, which entity became a wholly owned subsidiary of Golden Heaven BVI. Golden Heaven HK holds all of the outstanding equity of Golden Heaven WFOE.

We hold 100% equity interests in our PRC subsidiaries, and we do not use a variable interest entity structure. The following diagram illustrates our corporate structure as of the date of this annual report. All percentages in the following diagram reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares will be entitled to 20 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share.

Notes:

(1)	Represents 5,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares held by JINZHENG INVESTMENT CO PTE. LTD., which is 100% owned by Ms. Qiong Jin, our CEO and Chairman of the Board of Directors, as of the date of this annual report.

(2)	Represents an aggregate of 726,500 Class A Ordinary Shares held by one shareholder, which holds less than 5% of our voting ownership interests, as of the date of this annual report.

Corporate Information

Our principal executive offices are located at No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001, and our telephone number is +86 0599 8508022. Our website is jsyoule.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this annual report. Our registered office in the Cayman Islands is located at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

Recent Developments

On April 14, 2023, we closed our initial public offering (“IPO”) of 1,750,000 ordinary shares at a public offering price of $4.00 per share. Gross proceeds of our IPO totaled approximately $7.00 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO totaled approximately $6.19 million after the deduction of offering costs. The ordinary shares began trading on the Nasdaq Capital Market on April 12, 2023 under the symbol “GDHG.”

On August 11, 2023, our shareholders approved (i) the increase of the Company’s authorized share capital from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each, to US$200,000 divided into 2,000,000,000 ordinary shares of par value US$0.0001 each; (ii) the re-designation and re-classification of ordinary shares of the Company into Class A Ordinary Shares and Class B Ordinary Shares.

In the end of September, 2023, Nanping Golden Heaven Amusement Park Management Co., Ltd. entered into three construction contracts with Fujian Xinchang Construction Engineering Co., Ltd. for the purposes of establishing three new amusement parks in the south of China. An estimated total of RMB590 million will be invested in the three projects. The three new parks are Yangming Lake Glacier Tribe Amusement Park, Seven Rainbow Park, and Linli Jinzheng Amusement Park. We plan to use cash flow from the operations and may rely on future financing to fund the construction. See “—B. Business Overview—Real Property—Future Parks.”

Since September 30, 2023, Mangshi Jinsheng Amusement Park, one of our amusement parks, has been temporarily closed.  Such park closure was a strategic decision to explore the future business development of the park. Mangshi Jinsheng Amusement Park may be re-opened in the future with a new business model, once the detailed plans are finalized by our management.

Principal Capital Expenditures

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

We are an offshore holding company incorporated in the Cayman Islands. Through the operating entities in China, we manage and operate amusement parks, water parks and complementary recreational facilities. The parks offer a broad selection of exhilarating and recreational experiences, including both thrilling and family-friendly rides, water attractions, gourmet festivals, circus performances, and high-tech facilities.

Our revenue is primarily generated from the Chinese operating entities’ selling access to rides and attractions, charging fees for special event rentals, and collecting regular rental payments from commercial tenants. Our revenue and net income have remained largely stable over the years. For the fiscal years ended September 30, 2023, 2022 and 2021, our revenue was US$31,786,802, US$41,788,196, and US$38,517,742, respectively, our net income was US$6,549,584, US$14,328,374, and US$13,580,375, respectively, and the number of guest visits at the parks totaled approximately 1.87 million, 2.41 million, and 2.40 million, respectively.

Description of Parks

In the last three fiscal years, the operating entities’ parks were generally open daily from 9:00 AM to 10:00 PM. Each park is managed by a full-time onsite professional team which is responsible for operations and management of such park. The following chart summarizes certain key business and geographical information about each park.

Name of park	Location	Year opened	Size (square meters)	Local population (millions)	Number of rides and attractions
Yunnan Yuxi Jinsheng Amusement Park	Yuxi City, Yunnan Province, China	2008	About 7,000	2.24	20
Mangshi Jinsheng Amusement Park	Mangshi City, Yunnan Province, China	2016 (temporarily closed)	About 5,667	0.44	18
Qujing Jinsheng Amusement Park	Qujing City, Yunnan Province, China	2014	About 7,000	5.76	23
Changde Jinsheng Amusement Park	Changde City, Hunan Province, China	2013	20809.51	6.07	25
Tongling West Lake Amusement World	Tongling City, Anhui Province, China	2017	84918.05	1.31	28
Yueyang Amusement World	Yueyang City, Hunan Province, China	2018	About 302,667	5.05	27

Yuxi Jinsheng Amusement Park

Yuxi Jinsheng Amusement Park features a double flying ride, luxury carousel, pirate ship, and bumper cars. As of the date of this annual report, its management team consists of approximately 100 members and it can accommodate approximately 530 guests at full operating capacity. For the fiscal years ended September 30, 2023, 2022 and 2021, it attracted approximately 340,000, 370,000, and 320,000 guests, respectively. It is managed by Yuxi Jinsheng Amusement Development Co., Ltd., one of the operating entities.

Mangshi Jinsheng Amusement Park

Mangshi Jinsheng Amusement Park features a Ferris wheel, luxury carousel, pirate ship, and pendulum ride. As of the date of this annual report, its management team consists of approximately 60 members and it can accommodate approximately 740 guests at full operating capacity. For the fiscal years ended September 30, 2023, 2022 and 2021, it attracted approximately 50,000, 110,000, and 120,000 guests, respectively. It is managed by Mangshi Jinsheng Amusement Park Co., Ltd., one of the operating entities. Mangshi Jinsheng Amusement Park has been temporarily closed since September 30, 2023. Such park closure was a strategic decision to explore the future business development of the park. Mangshi Jinsheng Amusement Park may be re-opened in the future with a new business model, once the detailed plans are finalized by our management.

Qujing Jinsheng Amusement Park

Qujing Jinsheng Amusement Park features a Ferris wheel, carousel, pirate ship, and pendulum ride. As of the date of this annual report, its management team consists of approximately 80 members and it can accommodate approximately 480 guests at full operating capacity. For the fiscal years ended September 30, 2023, 2022 and 2021, it attracted approximately 140,000, 160,000, and 160,000 guests, respectively. It is managed by Qujing Jinsheng Amusement Investment Co., Ltd., one of the operating entities.

Changde Jinsheng Amusement Park

Changde Jinsheng Amusement Park features a Ferris wheel, luxury carousel, pirate ship, pendulum ride, sky-high swing ride, roller coaster, and bumper cars. As of the date of this annual report, its management team consists of approximately 115 members and it can accommodate approximately 850 guests at full operating capacity. For the fiscal years ended September 30, 2023, 2022 and 2021, it attracted approximately 350,000, 530,000, and 520,000 guests, respectively. It is managed by Changde Jinsheng Amusement Development Co., Ltd., one of the operating entities.

Tongling West Lake Amusement World

Tongling West Lake Amusement World features a double-decker carousel, roller coaster, pirate ship, pendulum ride, sky-high swing ride, water coaster, electricity-free park attractions, and bumper cars. As of the date of this annual report, its management team consists of approximately 115 members and it can accommodate approximately 700 guests at full operating capacity. For the fiscal years ended September 30, 2023, 2022 and 2021, it attracted approximately 340,000, 350,000, and 350,000 guests, respectively. It is managed by Tongling Jinsheng Amusement Investment Co., Ltd., one of the operating entities.

Yueyang Amusement World

Yueyang Amusement World features a double-decker carousel, pirate ship, pendulum ride, sky-high swing ride, ice rink, bumper cars, boat rides, and the Dongting Eye Ferris wheel. As of the date of this annual report, its management team consists of approximately 135 members and it can accommodate approximately 1,100 guests at the full operating capacity. For the fiscal years ended September 30, 2023, 2022 and 2021, it attracted approximately 600,000, 890,000, and 930,000 guests, respectively. It is managed by Yueyang Jinsheng Amusement Development Co., Ltd., one of the operating entities.

Business Model

Park Location and Infrastructure

In selecting the park location, the operating entities consider a number of factors, including the local tourism rankings, population, percentage of permanently settled population, per capita disposable income, and gross domestic product. The operating entities select the sites which have demonstrated popularity with tourists in order to take advantage of the associated tourism resources.

The operating entities’ existing parks are built upon real property leased from the local governments in China. Such government authorities also may provide various forms of support to the operating entities, including assisting with obtaining the necessary permits for business operations, maintaining greenery landscapes neighboring the parks and/or promising exclusivity in amusement park operations in the park localities.

The operating entities source construction materials and amusement facilities from various suppliers. In the fiscal years ended September 30, 2023, 2022 and 2021, the operating entities granted the actual authority of sourcing construction materials to Fujian Xiangning Construction Engineering Co., Ltd., a general contractor with expertise in amusement park development. Fujian Xiangning Construction Engineering Co., Ltd. is responsible for assessing and selecting appropriate construction materials suppliers, hiring subcontractors and managing their quality, as well as overseeing and coordinating construction projects in the parks. In the fiscal years ended September 30, 2023, 2022 and 2021, the supply and prices of construction materials have remained stable.

Park Attractions

The operating entities follow a comprehensive supply management process to source rides and attractions. The operating entities assess all of the new suppliers based on various criteria, including corporate reputation, historic performance, financial condition, corporate management, location, production capacity, product quality, quality assurance, delivery speed, pricing, product liability and compensation policies, the quality of technical support, and after-sale service support. In the fiscal years ended September 30, 2023, 2022 and 2021, the operating entities sourced rides and attractions from approximately 7 suppliers, and the supply and prices of rides and attractions have remained stable.

Park Guests

The parks attract guests primarily from the vicinity of the park locations. The demographic groups that are most important to the operating entities’ business are young adults between ages 20 to 30, teenagers and children between ages 3 to 20, and family groups. Young adult guests are believed to be attracted by the large-scale or thrilling amusement facilities that the parks offer, such as Ferris wheels, roller coasters, pendulum rides, and sky-high swing rides. We believe the majority of young adult guests prefer visiting the parks over the weekends, as a means to reduce work-related stress and replenish their energy. Teenagers, children and family groups are believed to be attracted by a combination of educational encounters and family-friendly attractions that the parks offer, such as carousels and bumper cars. We believe teenagers, children and family groups do not have a preferred time of visit and are likely to visit the parks at any time during open hours, to enjoy the immersive, educational and entertaining experiences that the parks endeavor to offer.

Product Pricing

The operating entities base the product pricing on estimates of guests’ consumption levels. Substantially similar product pricing is implemented in all of the parks. For access to general rides and attractions, the charges range between RMB10 and RMB55. For certain select attractions, such as boat rides and Ferris wheels, the charges range from RMB20 to RMB160.

Maintenance and Safety

The operating entities review and maintain the safety and efficiency of all the rides and attractions. Every ride at the parks is inspected regularly, by both onsite maintenance personnel and external experts. Every ride is inspected daily by maintenance personnel before use by guests. If the maintenance personnel identify any safety concerns with a ride, the ride will be repaired by the maintenance personnel or the ride manufacturer, to ensure proper and safe operation. Every major ride is inspected annually by relevant government authorities. The inspection and maintenance of rides and attractions are conducted by external suppliers, relevant government authorities, and onsite employees, in order to assure that ride experiences are operating within, and that maintenance is performed according to, internal standards, industry best practices, industrial and national standards, as well as the applicable laws and regulations.

Capital Investments

The operating entities make targeted investments to support the existing amusement park facilities and enable the development of new amusement park attractions.

As of the date of this annual report, there is a virtual reality experience hall in Tongling West Lake Amusement World, and such facility has been closed off for refurbishment. Additional virtual reality experience halls are expected to be opened in all of the other parks. The operating entities are planning to purchase virtual reality facilities and to prepare their sites for construction and installation. We estimate the additional virtual reality experience halls will open in the second half of 2024.

As of the date of this annual report, we are building three additional amusement parks upon real property leased from three non-governmental entities in China. An estimated total of RMB590 million will be invested in the three new parks. For further details on the leased properties, please see “—Real Property—Future Parks.”

Products and Services

Rides and Attractions

The operating entities generate significant revenue from guest spending on rides and attractions. To enjoy the rides and attractions that the parks offer, the guests need to obtain prepaid cards at ticket booths. The guests can load any amount of money onto the prepaid cards and receive rebates, depending on the amount of money that they add to the prepaid cards. Thereafter, the guests are able to enjoy the rides and attractions by paying with their prepaid cards for each access to each facility. For the fiscal years ended September 30, 2023, 2022 and 2021, the sales of in-park recreation amounted to US$30,115,995, US$39,377,906 and US$37,427,388, respectively, which accounted for approximately 94.74%, 94.23% and 97.17% of the total revenue, respectively.

Convenience stores

The second revenue source is regular rental payments made by commercial tenants who run convenience stores and by operators who manage certain amusement facilities in Yuxi, Mangshi, Tongling and Yueyang. The commercial tenants manage and operate convenience stores that sell a selection of foods and drinks to the guests at the parks. In the fiscal years ended September 30, 2023, 2022 and 2021, the operating entities granted partial or full rental fee waivers to certain convenience stores partly due to the impact of the COVID-19 pandemic. As of the date of this annual report, there is at least one convenience store in each park, with the exception of Mangshi Jinsheng Amusement Park which has been temporarily closed since September 30, 2023. The operators of amusement facilities in Yuxi, Mangshi, Tongling and Yueyang are fully responsible for the profits and losses of their businesses. For the fiscal years ended September 30, 2023, 2022 and 2021, rental income amounted to US$1,514,697, US$1,089,435 and US$1,090,354, respectively, which accounted for approximately 4.77%, 2.61% and 2.83% of the total revenue, respectively.

Gourmet Festivals and Circus Performances

Revenue is generated from renting out venues for special events, consisting of gourmet festivals and circus performances. Gourmet festivals present to the guests a wide range of culinary options from all over China. Circus performances offer a variety of programs and animal encounters. As of the date of this annual report, the operating entities cooperate with Zigong City Dragon Culture & Arts Co. Ltd. (“Zigong Culture”) to host gourmet festivals and circus performances. Under the cooperation agreements between the operating entities and Zigong Culture, the operating entities generally provide the venues for the special events, and Zigong Culture generally plans, hosts, coordinates and organizes the special events.

In the previous three fiscal years, gourmet festivals have taken place for seven times in three parks, including Changde Jinsheng Amusement Park, Tongling West Lake Amusement World and Yueyang Amusement World, and circus performances have been celebrated for six times in all of the parks. For the fiscal years ended September 30, 2023, 2022 and 2021, the park service fees amounted to US$156,110, US$1,320,855 and US$0, respectively, which accounted for approximately 0.49%, 3.16% and 0% of the total revenue, respectively.

Marketing and Promotion

The operating entities attract guests through multichannel marketing and promotional programs for each park. The programs are tailored to address various market demands, respond to recent industry trends, and maximize the impact of park attractions. The programs are designed and supervised by the operating entities’ professional marketing and promotional teams who have extensive marketing experience. Such programs utilize rebates to maintain the existing guest patronage and to attract additional guests. The guests can receive different levels of rebates, depending on the amount of money that they add to their prepaid cards. The marketing programs are implemented through online advertising, social media marketing, and outdoor advertising activities, such as the distribution of posters, flyers, and banners.

Competition and Advantages

The operating entities compete in the Chinese amusement park industry. The principal competitive factors in the Chinese amusement park industry include location, scale, and the variety and perceived quality of the rides and attractions. We believe the operating entities benefit from limited direct amusement park competition under the current market positioning, which is partly attributed to the limited supply of real property appropriate for amusement park development, substantial front-end capital investment requirements, long development lead-time, and regulatory restrictions. To construct a new amusement park comparable to one of the operating entities’ parks, we estimate it would require a capital investment ranging from RMB10 million to RMB180 million and take a minimum of one to two years to complete such construction. In addition to capital and time investments, the competitors would have to satisfy various governmental restrictions.

Real Property

Existing Parks

The operating entities build the existing amusement parks on real property leased from the local governments in China. The continuation of the agreements with the local governments is material to the operating entities. The operating entities rely upon these agreements for a measure of stability. The operating entities plan to renew each agreement pursuant to the relevant terms and none of them anticipate any difficulty in doing so. The following chart summarizes certain key terms in these agreements.

Name of park	Location	Start date	End date	Renewable agreement(1)
Yuxi Jinsheng Amusement Park	Yuxi City, Yunnan Province, China	10-1-2008	9-30-2025	Yes
Mangshi Jinsheng Amusement Park	Mangshi City, Yunnan Province, China	1-1-2015	12-31-2035	Yes
Qujing Jinsheng Amusement Park	Qujing City, Yunnan Province, China	1-1-2018	12-31-2032	Yes
Changde Jinsheng Amusement Park	Changde City, Hunan Province, China	3-8-2014	3-9-2032	Yes
Tongling West Lake Amusement World	Tongling City, Anhui Province, China	3-18-2016	3-17-2036	Yes
Yueyang Amusement World	Yueyang City, Hunan Province, China	6-22-2016	6-21-2038	Yes

Note:

(1)	Represents the right of first refusal to renew the agreement.

Existing Corporate Offices

Our corporate headquarters is in Yanping District, Nanping City, Fujian Province, China. Our corporate headquarters is located on leased real property. The current lease term for our headquarters extends from December 14, 2020 to December 13, 2030. The operating entities are entitled to the right of first refusal to renew the lease for another five years. Our other corporate offices are located within the parks.

Future Parks

As of the date of this annual report, we are building three additional amusement parks upon real property leased from three non-governmental entities in China. The following chart summarizes certain key terms in these new lease agreements. For further information on our capital expenditures and cash requirements in connection with the three parks, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Commitments and Contingencies.”

Proposed name of future park	Location	Start date	End date	Renewable agreement(1)
Yangming Lake Glacier Tribe Amusement Park(2)	Changde City, Hunan Province, China	10-1-2023	9-30-2033	Yes
Seven Rainbow Park(3)	Anshun City, Guizhou Province, China	9-27-2023	9-26-2033	Yes
Linli Jinzheng Amusement Park(4)	Linli County, Hunan Province, China	10-1-2023	9-30-2033	Yes

Note:
(1)	Represents the right of first refusal to renew the agreement.

(2)	We estimate the construction of Yangming Lake Glacier Tribe Amusement Park will be completed by September 2024. An estimated total of RMB180 million is expected to be invested in Yangming Lake Glacier Tribe Amusement Park, of which amount, approximately RMB90 million has been invested as of the date of this annual report. We plan to use cash flow from the operations and may rely on future financing to fund the construction.

(3)	Phase one of the construction of Seven Rainbow Park was completed and the Company started its trial operation in January 2024. Seven Rainbow Park has not been officially launched as of the date of this annual report. The construction of phase two and phase three of Seven Rainbow Park are expected to be completed by March 2025. An estimated total of RMB140 million is anticipated to be invested in Seven Rainbow Park, of which amount, approximately RMB70 million has been invested as of the date of this annual report. We plan to use cash flow from the operations and may rely on future financing to fund the construction.

(4)	We estimate the construction of Linli Jinzheng Amusement Park will be completed by March 2025. An estimated RMB270 million is expected to be invested in Linli Jinzheng Amusement Park, of which amount, approximately RMB100 million has been invested as of the date of this annual report. We plan to use cash flow from the operations and may rely on future financing to fund the construction.

The operating entities do not hold legal or equitable title to any real property. We believe the leased real property is sufficient to satisfy our current needs. In the future, we may enter into new agreements with government authorities in China and establish additional parks on newly acquired or leased real property.

Intellectual Property

The operating entities’ intellectual property, including eight registered trademarks, one registered domain name, and one registered copyright, constitutes significant value to the operating entities’ business. To protect these intellectual property rights, the operating entities primarily rely upon the relevant intellectual property laws of the PRC. However, there is no assurance that this form of protection will be successful in any given case, particularly since the laws of the PRC do not protect proprietary rights as fully as in the United States. As of the date of this annual report, the operating entities’ intellectual property rights have not been subject to any adverse claims. The operating entities have not been involved in any litigation or other claims related to any third party’s intellectual property rights.

Seasonality

The operating entities’ operations are not highly seasonal, although there are certain exceptions. Their operations are impacted by the Chinese national holidays, which increase park attendance and revenue by approximately 15%. In addition, bad weather conditions can decrease park attendance and revenue by various degrees depending on the specific locations and weather conditions. When the weather conditions are extreme, it may lead to zero park attendance.

Insurance

The operating entities maintain insurance of the types and in amounts that they believe are commercially reasonable and available to businesses in the amusement park industry. Public liability insurance policies protect substantially all of the parks, subject to various coverage limits. As of the date of this annual report, the insurance coverage ranges from RMB1 million to RMB5 million for each park, and reaches RMB16 million in the aggregate. Mangshi Jinsheng Amusement Park’s public liability insurance policy expired and has not been renewed because Mangshi Jinsheng Amusement Park has been temporarily closed since September 2023. Such park closure was a strategic decision to explore the future business development of the park. Mangshi Jinsheng Amusement Park may be re-opened in the future with a new business model, once the detailed plans are finalized by our management. Premiums, coverage limits, and other terms of insurance policies are generally negotiated on an annual basis.

The operating entities do not maintain property insurance policies, because all of their facilities are maintained in accordance with the national and industrial standards, and the facilities are generally expected to have useful lives of approximately ten years. The most prominent risk associated with park operations is guest injuries at the park premises. This risk is believed to be sufficiently covered by the current public liability insurance policies. We believe the coverage provided by the current public liability insurance policies maintained for each park is consistent with industry standards.

PRC Regulations

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on the operating entities’ business in the PRC.

Theme Park Project Approval Regime

The Decision of the State Council on Reform of the Investment System (the “Decision”) was promulgated by the State Council in June 2004. Pursuant to the Decision, projects not funded by the government are not subject to governmental approval but they are subject to either governmental authorization or record filing where appropriate. Governmental authorization will be needed only if a project not using state funds is an important and restricted investment project relating to public or social interest. Other projects without state funds only need to be put on record, regardless of their scale.

The Catalog of Investment Projects Subject to Governmental Approval (Version 2016) (the “Investment Catalog”) was released in June 2004, and amended in December 2016. Pursuant to the Investment Catalog, if a project is subject to the approval of the State Council, such project must first be examined by the NDRC and then be submitted to the State Council for approval. If a project is subject to the approval of the State Council and the NDRC, such project must first be examined by the Ministry of Industry and Information Technology (the “MIIT”) and then be submitted to the State Council and the NDRC for approval. If a project is subject to the approval of provincial governments, provincial governments will be entitled to issue their respective provincial project approval catalogues and to further delegate their approval powers to lower levels of local governments, in light of local conditions and capacities.

According to the Investment Catalog, extremely large theme park projects shall be approved by the State Council, and large-, small-, and medium-sized theme park projects shall be approved by the NDRC or relevant provincial governments.

In March 2018, the NDRC and certain other relevant authorities jointly promulgated Certain Opinions on Regulating the Development of Theme Parks (the “Theme Park Opinions”), which establish theme parks as parks which are constructed for the purpose of profit-making, reach a certain level of land occupancy and capital investment, operate in an enclosed manner with one or more specific cultural and tourist themes, and provide visitors with paid leisure experiences and cultural and entertainment products or services, which include amusement parks with large amusement facilities. The Theme Park Opinions classify theme parks into three categories according to the size and investment scale of the parks:

Theme Park	Area and Investment Scale	Approval Authority
Extra Large	the area ≥about 8.1 km2; or the investment ≥RMB5 billion	the State Council
Large	About 2.4 km2≤the area < 8.1 km2; or RMB1.5 billion ≤the investment<RMB5 billion	NDRC
Small and Medium Size	About 0.8 km2≤the area < 2.4 km2; or RMB0.2 billion ≤the investment<RMB1.5 billion	Provincial counterparts of NDRC

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), two of the amusement parks that are operated by the operating entities, Tongling West Lake Amusement World and Yueyang Amusement World, fulfill the standard of small- and medium-sized theme parks. Therefore, these two parks are subject to the approval of the NDRC’s provincial counterparts. The other four parks managed by the operating entities are not subject to the Theme Park Opinions. As of the date of this annual report, both Tongling West Lake Amusement World and Yueyang Amusement World failed to gain the approval of the NDRC’s provincial counterparts and applications for their approval were filed only with the NDRC’s city counterparts, because the relevant government authorities had the misunderstanding that these two parks were not subject to the Theme park Opinions. As of the date of this annual report, we have not received any administrative action, fine or penalty from the relevant government authorities with respect to such non-compliance. We have received the confirmation from both the NDRC of Junshan District, Yueyang City and the NDRC of Tongling City, that the construction of Yueyang Amusement World and Tongling West Lake Amusement World have been filed with the NDRC’s city counterparts, and if these two parks are later found to require further approval under the Theme Park Opinions, such authorities will assist with gaining such approval.

Safety of Large Amusement Facilities

The Law on Safety of Special Equipment of the PRC (the “Special Equipment Safety Law”) was promulgated by the SCNPC on June 29, 2013 and became effective on January 1, 2014. According to the Special Equipment Safety Law, large-scale amusement facilities constitute special equipment. The Special Equipment Safety Law governs the production, operation, service, inspection and testing of large-scale amusement facilities, as well as the supervision and administration over the safety of large-scale amusement facilities. The Special Equipment Safety Law adopts catalogued management of special equipment.

According to the Special Equipment Safety Law, an entity using large-scale amusement facilities shall use facilities which have obtained production licenses and have passed inspection. Before large-scale amusement facilities are put into service, or within 30 days after, such entity shall apply to the department in charge of the safety supervision and administration of special equipment for registration of the service and obtain registration certificate for the service. Such entity shall place the registration mark in a prominent position of the facilities and shall apply for periodic inspection to the relevant special equipment inspection agency, one month prior to the expiry of the inspection validity period, in accordance with safety technical codes.

Pursuant to the Special Equipment Safety Law, an entity operating and using large-scale amusement facilities shall be responsible for the safe service of the facilities, and shall set up a large-scale amusement facilities safety management department or appoint full-time large-scale amusement facilities safety management personnel. Before the facilities are put into service each day, the operating entity shall conduct a test run and routine safety inspection and check safety accessories and safety protection devices. Such entity shall place the safety instructions, safety precautions and warning signs of large-scale amusement facilities in a prominent position easily viewable by patrons.

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), as of the date of this annual report, the operating entities have timely registered all special equipment, received all required production licenses and passed all special equipment inspections from the authorities.

Food Business

According to the Administrative Measures for Food Business Licensing promulgated by the China Food and Drug Administration on August 31, 2015, and amended on November 17, 2017, a food business permit shall be obtained in accordance with the law to engage in food selling and catering services within the territory of the PRC. A food business operator shall obtain a food business permit for each food business venue. The permit is valid for five years. The operating entities only lease park venues to commercial tenants who manage and operate convenience stores in the parks, but none engage directly in food selling and catering services. According to our PRC legal counsel, AllBright Law Offices (Fuzhou), as of the date of this annual report, the operating entities have received the requisite food business permits from the relevant government authorities.

Fire Control

The Fire Control Law of the PRC (the “Fire Control Law”) was promulgated by the SCNPC on April 29, 1998, and last amended on April 29, 2021. According to the Fire Control Law, before a public gathering place is put to use or opens for business, the developer or user entity shall: (i) apply to the fire and rescue department of the local government at or above the county level for a fire safety inspection, (ii) make a commitment that its premise complies with fire protection technical standards and management provisions, (iii) submit the required materials, and (iv) be responsible for its commitment and the veracity of its materials. The fire and rescue department will examine and approve the materials, if the materials are complete and compliant with statutory requirements, and will conduct a prompt inspection of the premises to ensure that park facilities comply with the fire protection technical standards and management provisions.

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), as of the date of this annual report, the operating entities have received all requisite approvals and passed all fire safety inspections from the relevant fire and rescue authorities.

Safety of guests

According to the Civil Code of the PRC promulgated by the NPC on May 28, 2020, business operators or managers of business premises, such as hotels, shopping malls, banks, stations, airports, sports stadiums, entertainment premises, and public places or organizers of mass activities, who fail to perform safety assurance obligations and cause damage to others shall bear tortious liability. In the event of damage caused to others due to the act of a third party, the third party shall bear tortious liability, and business operators, managers or organizers who have failed to perform safety protection obligations shall bear the corresponding supplementary responsibilities. After bearing the supplementary liability, the business operators, managers, or organizers may claim compensation from the third party.

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), as of the date of this annual report, we were subject to three actions initiated by injured guests and these actions have been fully resolved. We do not have any other incidents or litigation about guest safety. All the operating entities’ parks have established the safety rules and their safety environments are maintained in compliance with the required standards.

Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019, lessors and lessees are required to enter into a written lease contract containing provisions such as the term of the lease, the intended use of the premises, the respective parties’ liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department.

As of the date of this annual report, all of our corporate offices and parks are located on leased real property. We and the operating entities are entitled to occupy and use such property pursuant to relevant agreements with lessors. According to our PRC legal counsel, AllBright Law Offices (Fuzhou), as of the date of this annual report, all such lease agreements have not been registered with the relevant government authorities in compliance with the PRC laws and regulations. However, such non-compliance will neither affect the validity of the lease agreements nor affect the operating entities’ business.

Permits and licenses

As of the date of this annual report, we and the operating entities have received from PRC government authorities all requisite permits or licenses needed to engage in the businesses currently conducted in China. Such permits and licenses include Business License, Special Equipment Registration for Service and Food Business License. The following table provides details on the permits and licenses held by the operating entities.

Company	Permit/License	Issuing authority	Term
Nanping Golden Heaven Amusement Park Management Co., Ltd.	Business License	Nanping City Administration for Market Regulation	Long term

Changde Jinsheng Amusement Development Co., Ltd.	Business License	Changde City Administration for Market Regulation	Long term
	Special Equipment Registrations for Service	Changde City Administration for Market Regulation	Starting from October 10, 2018, renewed each year

Qujing Jinsheng Amusement Investment Co., Ltd.	Business License	Qujing City Qilin District Administrative Examination and Approval Bureau	Long term
	Special Equipment Registrations for Service	Qujing City Qilin District Administration for Market Regulation	Starting from around February 2015, renewed each year

Tongling Jinsheng Amusement Investment Co., Ltd.	Business License	Tongling Administration for Market Regulation	Long term
	Special Equipment Registrations for Service	Tongling Quality and Technical Supervision Bureau	Starting from around October 2016, renewed each year

Yuxi Jinsheng Amusement Development Co., Ltd.	Business License	Yuxi City Hongta District Administration for Market Regulation	Long term
	Special Equipment Registrations for Service	Yuxi City Hongta District Administration for Market Regulation	Starting from September 11, 2017, renewed each year

Yueyang Jinsheng Amusement Development Co., Ltd.	Business License	Yuyang City Junshan District Administration for Market Regulation	Long term
	Special Equipment Registrations for Service	Yueyang Quality and Technical Supervision Bureau	Starting from July 2, 2018, renewed each year

Mangshi Jinsheng Amusement Park Co., Ltd.	Business License	Mangshi Administration for Market Regulation	Long term
	Special Equipment Registrations for Service	Mangshi Administration for Market Regulation	Starting from October 24, 2017, renewed each year
	Food Business License	Mangshi Administration for Market Regulation	June 15, 2020 to June 14, 2026

Environmental Protection

The Environmental Protection Law of the PRC (the “Environmental Protection Law”) was promulgated and became effective on December 26, 1989 and was most recently amended on April 24, 2014. Pursuant to the Environmental Protection Law, an environmental impact assessment shall be conducted as legally required in the construction of a project impacting the environment. The pollution prevention and control installations in a construction project must be designed, built and put to use simultaneously with the body of the project.

The Environmental Impact Assessment Law of the PRC (the “Environmental Impact Assessment Law”) was promulgated on October 28, 2002, and last amended on December 29, 2018. The Environmental Impact Assessment Law implements classified administration of environmental impact assessments for construction projects in accordance with the degree of environmental impact of construction projects. In the event of any possible significant environmental impact, an environmental impact report shall be prepared for comprehensive assessment of the environmental impact. In the event of any slight environmental impact, an environmental impact statement shall be prepared for analysis or assessment of specific items relating to the environmental impact. In the event of minimal environmental impact which does not warrant an environmental impact assessment, an environmental impact registration form shall be completed. Where the environmental impact assessment documents of a construction project are not examined or approved by the relevant examination and approval authorities, the construction shall not be permitted to commence.

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), as of the date of this annual report, the operating entities have provided the required environmental impact assessments to the relevant government authorities. As of the date of this annual report, none of the operating entities have received any notice of noncompliance by any relevant government authorities.

PRC Company Law and Foreign Investment Laws

The PRC Company Law was adopted by the SCNPC on December 29, 1993, and was last amended on October 26, 2018 (the “Company Law”). The Company Law governs the establishment, operations and management of corporate entities in the PRC. On December 24, 2021, the SCNPC issued a draft revision to the Company Law (the “Draft Revision”) and made it available for public comments. The Draft Revision provides additional stipulations regarding a corporate entity’s establishment, liquidation, organizational structure and capital system, strengthens the responsibilities of shareholders and management personnel, and highlights corporate social responsibility. Foreign invested enterprises (“FIEs”) must comply with the Company Law, unless the PRC foreign investment laws provide otherwise.

The Foreign Investment Law of the PRC (the “Foreign Investment Law”) was adopted by the National People’s Congress of the PRC (the “NPC”) on March 15, 2019 and came into force on January 1, 2020. The Foreign Investment Law grants national treatment to an FIE except when such enterprise operates in industries deemed to be “encouraged,” “restricted,” or “prohibited.” The Catalog of Encouraged Industries for Foreign Investment (2020 Edition) (the “Catalog”) lists the “encouraged” industries for foreign investment. The Catalog was promulgated jointly by the NDRC and the MOFCOM on December 27, 2020 and became effective on January 27, 2021. The Special Administrative Measures (Negative List) for the Entrance of Foreign Investment (2021 Version) (the “Negative List”) identifies the “prohibited” and “restricted” industries for foreign investment. The Negative List was promulgated jointly by the NDRC and the MOFCOM on December 27, 2020 and became effective on January 1, 2022. The Catalog and the Negative List contain specific market entrance rules for foreign investment in different industries. If the investment falls within the “encouraged” category, such foreign investment will be entitled to certain preferential treatment and benefits extended by the government. If the investment falls within the “restricted” category, such foreign investment will be permitted to the extent that it satisfies certain restrictions under the PRC laws. If the investment falls within the “prohibited” category, such foreign investment will be prohibited. If the investment falls within an industry not included in the Negative List, such foreign investment will be allowed, unless it is specifically prohibited or restricted by other PRC laws and regulations.

The Implementing Regulations of the Foreign Investment Law (the “Implementing Regulations”) were promulgated by the State Council on December 26, 2019 and came into effect on January 1, 2020. According to the Implementing Regulations, an FIE must be registered with the State Administration for Market Regulation (the “SAMR”) or its authorized local counterparts. A foreign investor or an FIE must submit investment information to the MOFCOM or its local counterparts via the enterprise registration system and the enterprise credit information publicity system. The Foreign Investment Law and the Implementing Regulations apply to the investment made by an FIE in the PRC.

The Measures on Reporting of Foreign Investment Information (the “Reporting Measures”), promulgated jointly by the MOFCOM and the SAMR on December 30, 2019, came into effect on January 1, 2020. The Reporting Measures replaced the Provisional Measures on Record-filing Administration over the Establishment and Change of Foreign-invested Enterprises. Pursuant to the Reporting Measures, an FIE must report investment information for establishment, modification, dissolution and annual reports of the FIE.

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), as of the date of this annual report, neither the Company nor any of the operating entities has been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC Company Law or foreign investment laws.

M&A Rules

On August 8, 2006, the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the CSRC, the State Administration for Industry and Commerce, and SAFE jointly promulgated the Regulations on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”). The M&A Rules came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules require a foreign investor to obtain necessary approvals when the investor (i) acquires the equity of a Chinese enterprise so as to convert the Chinese enterprise into an FIE; (ii) subscribes for new equity of a Chinese enterprise so as to convert the Chinese enterprise into an FIE; (iii) establishes an FIE, which purchases and operates the assets of a Chinese enterprise; or (iv) purchases the assets of a Chinese enterprise, and then invests such assets to establish an FIE. The M&A Rules, among other things, further require that an offshore special purpose vehicle (the “SPV”), formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the CSRC’s approval prior to listing such SPV’s securities on an overseas stock exchange, especially in the event that the SPV acquires shares or an equity interest in the PRC companies by offering the shares of any offshore companies. Pursuant to Article 11 of the M&A Rules, where a Chinese company, enterprise or natural person intends to acquire their related Chinese company in the name of an offshore company which they lawfully established or control, such acquisition shall be subject to the examination and approval of the MOFCOM.

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), as of the date of this annual report, the Company and each of the operating entities are in full compliance with the M&A Rules in China, and there have not been notifications of any non-compliance.

Overseas Listing

On July 6, 2021, the relevant PRC government authorities released the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”, and collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), which stipulate that Chinese-based companies, or the issuer, shall fulfill the filing procedures after the issuer makes an application for initial public offering and listing in an overseas market, an issuer issuing securities to be listed overseas after its listing overseas shall, within 3 working days of the completion of issuance, submit to the CSRC for record filing, and certain overseas offering and listing such as those that constitute a threat to or endanger national security, as reviewed and determined by competent authorities under the State Council in accordance with law, may be prohibited under the Draft Rules Regarding Overseas Listing. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed.

In addition, on July 10, 2021, the CAC issued the Measures for Cybersecurity Review (Revision Draft for Comments), or the Measures, for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), we are not subject to cybersecurity review by the CAC, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures.

Trademarks

The Trademark Law of the PRC (the “Trademark Law”) was promulgated by the SCNPC on August 23, 1982, was last revised on April 23, 2019 and became effective on November 1, 2019. According to the Trademark Law, any natural person, legal person or other organization that needs to obtain the exclusive right to use a trademark for its goods or services in the course of manufacturing and business activities shall apply to the trademark office of the administrative department for industry and commerce under the State Council for trademark registration. A registered trademark refers to a trademark that is registered with the approval of the trademark office.

The owner of a registered trademark enjoys the exclusive right to use the trademark. A registered trademark shall be valid for 10 years, commencing from the date when its registration is approved. The exclusive right to use a registered trademark shall be limited to trademarks which are registered upon approval and to the commodities on which the use of a trademark is approved.

According to the Trademark Law, if anyone uses a trademark that is similar to a registered trademark on the same kind of goods, or uses a trademark that is identical with or similar to the registered trademark on similar goods, without the authorization of the registered trademark owner, and the use is likely to cause confusion, such use shall constitute infringement on the trademark owner’s exclusive right to use the registered trademark. Any dispute over infringement upon the exclusive right to use a registered trademark shall be resolved through negotiation. Where the parties concerned refuse to negotiate or a negotiation fails, the trademark registrant or any interested party may file a lawsuit in the court, or request the administrative department for industry and commerce to deal with the dispute.

As of the date of this annual report, the operating entities have eight registered trademarks in the PRC.

Copyrights

The Copyright Law of the PRC (the “Copyright Law”) was promulgated by the SCNPC on September 7, 1990, and was last amended on November 11, 2020 and became effective on June 1, 2021. According to the Copyright Law, works of Chinese citizens, legal persons or unincorporated organizations, whether published or not, shall have copyright in accordance with the Copyright Law. The National Copyright Administration shall be responsible for the administration of copyrights nationwide. The local departments of copyright at or above the county level shall be responsible for the administration of copyright in their respective administrative regions.

The duration of copyright protection is generally fifty years. Copyright includes the right of publication, authorship, alteration, integrity, reproduction, distribution, rental, exhibition, performance, projection, broadcasting, communication through information network, cinematography, adaptation, translation, compilation and other rights.

A copyright dispute may be settled through mediation, or be submitted to an arbitration institution for arbitration under a written arbitration agreement between the parties or under the arbitration clause in the copyright contract. In the event there is neither a written arbitration agreement between the parties nor an arbitration clause in the copyright contract, parties may directly bring a lawsuit in a court.

As of the date of this annual report, the operating entities have one registered copyright in the PRC.

Domain name

The Administrative Measures for Internet Domain Names was promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. It applies the “first-to-file” principle to domain name registration service, unless otherwise provided in relevant rules.

According to the Interpretation of the Supreme People’s Court on several issues concerning the Applicable Law in the trial of civil cases involving network domain names promulgated on July 17, 2001 and amended on December 29, 2020, where the court determines that the registration and use of a domain name constitutes infringement or unfair competition, it may order the defendant to stop the infringement or cancel the domain name, or, at the request of the plaintiff, order the plaintiff to register and use the domain name. If actual damage is caused to the right holder, the defendant may be ordered to compensate for the loss.

As of the date of this annual report, the operating entities have one registered domain name in the PRC.

Labor Contracts

Pursuant to the Labor Contract Law of the PRC, which was adopted by the SCNPC on June 29, 2007, was amended on December 28, 2012 and became effective on July 1, 2013, and the Regulations on Implementation of the Labor Contract Law of the PRC, which was promulgated by the State Council and became effective on September 18, 2008, a written labor contract should be concluded to establish a labor relationship. If no written labor contract is concluded as of the date of employment, such contract shall be concluded within one month as of the date of employment. If an employer fails to conclude a written labor contract with an employee for more than one month but less than one year as of the date of employment, the employer shall pay the employee two times his monthly salary. In addition, if an employer fails to conclude a written labor contract with an employee within one year as of the date of employment, the employer shall be deemed to have concluded an open-ended labor contract with the employee.

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), the operating entities have signed labor contracts with all of the employees, and there have not been notifications of any instances of non-compliance.

Social Insurance and Housing Provident Fund

According to the Social Insurance Law of the PRC (the “Social Insurance Law”), which was promulgated by the SCNPC on October 28, 2010, and was amended and became effective on December 29, 2018, employees shall participate in the basic old-age insurance, basic medical insurance, unemployment insurance, employment injury insurance and maternity insurance. The basic endowment, medical insurance and unemployment insurance premiums shall be jointly paid by employers and employees. The employment injury insurance and maternity insurance premiums shall be paid by employers rather than employees. An employer shall apply to the local social insurance agency for social insurance registration in accordance with the Social Insurance Law. In addition, an employer shall declare and pay social insurance premiums in full and on time. No postponement, reduction or exemption of payment shall be allowed without any force majeure or other statutory exceptions.

According to the Regulations on Management of Housing Provident Fund, which was promulgated by the State Council, and was last amended and became effective on March 24, 2019, an employer needs to pay housing provident funds for its employees. A newly established entity shall register with the relevant housing provident fund management center within 30 days from the date of establishment, and open a housing provident fund account at a designated bank on behalf of its employees within 20 days from the date of registration. When hiring a new employee, an employer shall register with the housing provident fund management center within 30 days from the date of employment, and open a housing provident fund account of such new employee at a designated bank. An employer shall pay the full amount of the housing provident fund on time, and shall not be overdue in the payment or underpay the housing provident fund. The housing provident fund payment by both an employer and an employee shall not be less than 5% of the average monthly salary of the employee in the previous year. If an employer fails to make full payment of housing provident funds for its employees in accordance with relevant laws and regulations, the housing provident fund management center shall order such employer to make the payment within a prescribed time limit. If payment is still not made within the prescribed time limit, an application may be made to the court for compulsory enforcement.

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), in the years of 2021, 2022 and 2023, the operating entities did not pay social insurance contributions and housing provident fund contributions in full for all of the employees. As of the date of this annual report, no administrative actions, fines or penalties have been imposed by the relevant PRC government authorities with respect to such non-compliance, nor has any order been received by the operating entities to settle the outstanding amount of social insurance contributions and housing provident fund contributions.

Enterprise Income Tax (“EIT”)

According to the Enterprise Income Tax Law of the PRC (the “EIT Law”) and the Implementation Rules of the EIT Law, an enterprise established outside the PRC with a de facto management body within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes. An enterprise which is established under the laws of foreign countries and has no de facto management body within the PRC, but has established institutions or premises in the PRC, or has no such institutions or premises but has income generated from the PRC, is considered as a non-resident enterprise. EIT shall be applicable at a uniform rate of 25% to both resident or non-resident enterprises. EIT shall be payable by a resident enterprise for income sourced within or outside the PRC. EIT shall be payable by a non-resident enterprise, for income sourced within the PRC by its institutions or premises established in the PRC, and for income sourced outside the PRC for which the institutions or premises established in the PRC have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in the PRC or has income bearing no de facto relationship with the institution or premises established in the PRC, EIT shall be payable by the non-resident enterprise only for income sourced within the PRC at the rate of 20%. A PRC withholding tax at the rate of 10% is applicable to dividends payable to foreign investors that are non-resident enterprises to the extent that such dividends have their sources within the PRC, unless otherwise provided in any applicable tax treaty. Similarly, any gain realized on the transfer of equity interests by such investors is subject to the EIT at the rate of 10% if such gain is regarded as income derived from the PRC.

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), the applicable EIT rate of the operating entities is 25%. As of the date of this annual report, we believe that we are in full compliance with the EIT Law and rules in China, and there have not been any notifications of any instances of non-compliance provided to us or any of the operating entities by the relevant government authorities.

Value-added Tax (“VAT”)

Pursuant to the Pilot Scheme for Replacing Business Tax with Value-Added Tax (the “Pilot Scheme”), which was issued jointly by the Ministry of Finance of the PRC (“MOF”) and the SAT on November 16, 2011 and became effective on the same day, the VAT rate of 17% applies to movable property leasing services, the VAT rate of 11% applies to transportation and construction services, and the VAT rate of 6% applies to the other modern services, such as research and technical services, information technology services, cultural and creative services, and logistics support services. As of August 1, 2013, the Pilot Scheme has been implemented nationwide.

Pursuant to the Provisional Regulations on Value-added Tax of the PRC (the “VAT Regulations”), which was promulgated by the State Council on December 13, 1993, and was last amended and became effective on November 19, 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax of the PRC, which was promulgated by the MOF on December 25, 1993, and was last amended on October 28, 2011, entities or individuals in the PRC engaging in the sale of goods, services, intangible assets or real estate, the provision of processing, repairs and replacement services, and the importation of goods are required to pay VAT. The amount of VAT payable is calculated by subtracting “input VAT” from “output VAT.” Where a taxpayer engages in the sale or importation of goods, provision of processing, repairs and replacement services, or moving property leasing, the VAT rate is 17%, except as otherwise provided in the VAT Regulations.

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), the applicable VAT rate of the operating entities is 6%. As of the date of this annual report, we believe that we are in full compliance with the VAT rules and regulations in China, and there have not been any notifications of any instances of non-compliance provided to us nor to any of the operating entities by the relevant government authorities.

C.	Organizational Structure

See “—A. History and Development of the Company.”

D.	Property, Plants and Equipment

See “—B. Business Overview—Real Property.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Comparison of the years ended September 30, 2023, 2022 and 2021

	For the Year Ended September 30, 2023		For the Year Ended September 30, 2022		For the Year Ended September 30, 2021
	USD	%	USD	%	USD	%
Revenue	$31,786,802	100.00%	$41,788,196	100.00%	$38,517,742	100.00%
Cost of revenue	12,473,050	39.24%	11,622,348	27.81%	11,687,156	30.34%
Gross profit	19,313,752	60.76%	30,165,848	72.19%	26,830,586	69.66%

Operating Expenses
General and administrative expenses	4,900,269	15.42%	4,066,178	9.73%	2,509,090	6.51%
Selling expenses	3,688,104	11.60%	4,906,579	11.74%	5,601,274	14.54%
Total operating expenses	8,588,373	27.02%	8,972,757	21.47%	8,110,364	21.06%
Income from operations	10,725,379	33.74%	21,193,091	50.72%	18,720,222	48.60%

Other (expenses) income
Interest income	74,553	0.23%	42,320	0.10%	64,320	0.17%
Interest expenses	(6,008)	(0.02)%	(6,162)	(0.01)%	(4,583)	(0.01)%
Loss on disposal of property, plant and equipment	(156,072)	(0.49)%	(521,189)	(1.25)%	(473,596)	(1.23)%
Other expenses, net	151,771	0.48%	(34,723)	(0.08)%	5,815	0.02%
Total other expenses, net	64,244	0.20%	(519,754)	(1.24)%	(408,044)	(1.06)%

Income before Income Tax	10,789,623	33.94%	20,673,337	49.47%	18,312,178	47.54%
Income tax expense	(4,240,039)	(13.34)%	(6,344,963)	(15.18)%	(4,731,803)	(12.28)%
Income	6,549,584	20.60%	14,328,374	34.29%	13,580,375	35.26%
Net Income	$6,549,584	20.60%	$14,328,374	34.29%	$13,580,375	35.26%

Revenue

	For the Year Ended September 30, 2023		For the Year Ended September 30, 2022		For the Year Ended September 30, 2021
	USD	%	USD	%	USD	%
Sales of in-park recreation	$30,115,995	94.74%	$39,377,906	94.23%	$37,427,388	97.17%
Rental income	1,514,697	4.77%	1,089,435	2.61%	1,090,354	2.83%
Park service fees	156,110	0.49%	1,320,855	3.16%	—	—
Total revenue	$31,786,802	100.00%	$41,788,196	100.00%	$38,517,742	100.00%

Our revenue was derived from (i) sales of in-park recreation, (ii) rental income, and (iii) park service fees.

The total revenue decreased by US$10,001,394, or 23.93%, from US$41,788,196 for the year ended September 30, 2022 to US$31,786,802 for the year ended September 30, 2023. Such decrease was primarily attributable to the decrease in sales of in-park recreation and park service fee. Revenue from sales of in-park recreation decreased mainly because (i) Mangshi Jinsheng Amusement Park was initially closed for electrical maintenance from November 2022 to April 2023, and (ii) all the other parks experienced decreases in park attendance due to facility safety maintenance from June 2023 to September 2023. Park service fees decreased mainly because a fewer number of gourmet festivals and circus performances were held in the parks during the fiscal year of 2023. Some of the special events held in the 2022 fiscal year were organized by the local government to help the business during the COVID-19 pandemic, and there was less of such government help in the fiscal year of 2023.

The total revenue increased by US$3,270,454, or 8.49%, from US$38,517,742 for the year ended September 30, 2021 to US$41,788,196 for the year ended September 30, 2022. Such increase was primarily attributable to the increase in sales of in-park recreation and park service fees. Since fiscal year 2022, the Chinese government has eased the COVID-19 restrictions and taken measures to promote the economic recovery, including issuing consumption vouchers and allowing free admission to certain scenic spots. As a result, the mobility of people increased, which contributed to the increase in sales of in-park recreation.

Our revenue from each of our revenue segments is summarized as follows:

For fiscal year 2023:

	Sales of in-park recreation	Rental income	Park service fees	Total
Reportable segment revenue	$30,115,995	$1,514,697	$156,110	$31,786,802
Inter-segment loss	-	-	-	-
Revenue from external customers	30,115,995	1,514,697	156,110	31,786,802
Segment gross profit	$17,642,945	$1,514,697	$156,110	$19,313,752
Gross margin	58.58%	100%	100%	60.76%

For fiscal year 2022:

	Sales of in-park recreation	Rental income	Park service fees	Total
Reportable segment revenue	$39,377,906	$1,089,435	$1,320,855	$41,788,196
Inter-segment loss	—	—	—	—
Revenue from external customers	39,377,906	1,089,435	1,320,855	41,788,196
Segment gross profit	$27,755,558	$1,089,435	$1,320,855	$30,165,848
Gross margin	70.49%	100%	100%	72.19%

For fiscal year 2021:

	Sales of in-park recreation	Rental income	Total
Reportable segment revenue	$37,427,388	$1,090,354	$38,517,742
Inter-segment loss	—	—	—
Revenue from external customers	$37,427,388	$1,090,354	$38,517,742
Segment gross profit	$25,740,232	$1,090,354	$26,830,586
Gross margin	68.77%	100%	69.66%

Sales of in-park recreation

Sales of in-park recreation primarily consist of charges for access to rides and attractions.

Revenue from sales of in-park recreation decreased by US$9,261,911, or 23.52%, from US$39,377,906 for the year ended September 30, 2022 to US$30,115,995 for the year ended September 30, 2023. This decrease was mainly because (i) Mangshi Jinsheng Amusement Park was initially closed for electrical maintenance from November 2022 to April 2023, and (ii) all the other parks experienced decreases in park attendance due to facility safety maintenance from June 2023 to September 2023.

Revenue from sales of in-park recreation increased by US$1,950,518, or 5.21%, from US$37,427,388 for the year ended September 30, 2021 to US$39,377,906 for the year ended September 30, 2022. This increase was partly because China lifted the COVID-19 restrictions and had taken measures to promote the economic recovery in fiscal year 2022.

Rental income

Rental income primarily consists of regular rental payments from commercial tenants who operate convenience stores within the parks. It also includes rental payments from operators of amusement facilities in Yuxi, Mangshi, Tongling and Yueyang.

Revenue from rental income increased by US$425,262, or 39.04%, from US$1,089,435 for the year ended September 30, 2022 to US$1,514,697 for the year ended September 30, 2023. Such change was primarily attributable to (i) the rental payment from the Children’s Castle project, which started to generate revenue in Yueyang Amusement World on October 1, 2022; the Children’s Castle project has an 18-year term that will expire on September 30, 2039, unless it is earlier terminated; the rental payment for the Children’s Castle project is RMB100,000 per year and increases by 10% every three years; the rental payment from October 1, 2021 to September 30, 2022 was waived by the Company to encourage park attendance; and (ii) the rental payment from the electricity-free park attractions, which started to generate revenue in Tongling West Lake Amusement World on May 1, 2023 with a term from May 1, 2023 to April 30, 2025, and the rental payment is RMB800,000 per month.

Revenue from rental income decreased by US$919, or 0.08%, from US$1,090,354 for the year ended September 30, 2021 to US$1,089,435 for the year ended September 30, 2022. Rental income remained largely stable for the years ended September 20, 2021 and 2020 without significant changes.

Park service fees

Park service fees primarily consist of income from special events, including gourmet festivals and circus performances.

Revenue from park service fees was US$156,110, US$1,320,855 and US$0 for the years ended September 30, 2023 2022, and 2021. In fiscal year 2021, there was no revenue from park service fees, because the operating entities suspended special events due to safety concerns relating to the COVID-19 pandemic. In fiscal year 2022 when China began to recover from the outbreak of COVID-19, the operating entities resumed special events. In fiscal year 2023, Park service fees decreased mainly because a fewer number of gourmet festivals and circus performances were held in the parks. Some of the special events held in the 2022 fiscal year were organized by the local government to help the business during the COVID-19 pandemic, and there was less of such government help in the fiscal year of 2023.

Cost of Revenue

Our cost of revenue increased by US$850,702, or 7.32%, from US$11,622,348 for the year ended September 30, 2022 to US$12,473,050 for the year ended September 30, 2023. The increase in cost of revenue was mainly due to the increased facility safety maintenance fees.

Our cost of revenue decreased by US$64,808, or 0.55%, from US$11,687,156 for the year ended September 30, 2021 to US$11,622,348 for the year ended September 30, 2022. The decrease in cost of revenue was mainly due to the waiver of government related expenses in the 2022 fiscal year during the COVID-19 pandemic.

Our cost of revenue from each of our cost segments is summarized as follows:

	For the Year Ended September 30, 2023		For the Year Ended September 30, 2022		For the Year Ended September 30, 2021
	USD	%	USD	%	USD	%
Salaries	$4,413,309	35.38%	$4,460,297	38.38%	$4,272,752	36.56%
Depreciation	3,344,884	26.82%	3,195,032	27.49%	3,287,291	28.13%
Utilities	732,871	5.88%	1,078,752	9.28%	1,070,607	9.16%
Maintenance fees	1,768,044	14.17%	686,774	5.91%	1,253,208	10.72%
Rental fees	860,395	6.90%	803,194	6.91%	821,479	7.03%
Social Security	980,580	7.86%	934,441	8.04%	668,793	5.72%
Others	372,967	2.99%	463,858	3.99%	313,026	2.68%
Total cost of revenue	$12,473,050	100.00%	$11,622,348	100.00%	$11,687,156	100.00%

Our cost of revenue from maintenance fees increased by US$1,081,270, or 157.44%, from US$686,774 for the year ended September 30, 2022 to US$1,768,044 for the year ended September 30, 2023. Our cost of revenue from utilities decreased by US$345,881, or 32.06%, from US$1,078,752 for the year ended September 30, 2022 to US$732,871 for the year ended September 30, 2023. This was mainly because (i) Mangshi Jinsheng Amusement Park was initially closed for electrical maintenance from November 2022 to April 2023, and (ii) all the other parks experienced decreases in park attendance due to facility safety maintenance from June 2023 to September 2023. Our cost of revenue from depreciation increased by US$149,852, or 4.69%, from US$3,195,032 for the year ended September 30, 2022 to US$3,195,032 for the year ended September 30, 2023. This was mainly because electricity-free amusement park attractions began to depreciate. Our cost of revenue from other fees remained largely stable for the years ended September 30, 2023 and 2022 without significant changes. This was due to the nature of our amusement facilities and our long-term rental contracts with respect to our parks.

Our cost of revenue from salaries increased by US$187,545, or 4.39%, from US$4,272,752 for the year ended September 30, 2021 to US$4,460,297 for the year ended September 30, 2022. Our cost of revenue from social security increased by US$265,648, or 39.72%, from US$668,793 for the year ended September 30, 2021 to US$934,441 for the year ended September 30, 2022. The increases in these two categories were mainly due to changes in tax treatment. In January 2020, the Chinese government provided us with favorable tax treatment due to the COVID-19 pandemic. In March 2021, the Chinese government ended such favorable tax treatment and in 2022, the Company adopted a salary increase policy. Our cost of revenue from maintenance fees decreased by US$566,434, or 45.2%, from US$1,253,208 for the year ended September 30, 2021 to US$686,774 for the year ended September 30, 2022. This was mainly because Tongling West Lake Amusement World was closed for 24 days, due to COVID-19. Maintenance fees in 2021 include building foundation reinforcement, but not in 2022, so the maintenance fees were reduced. Our cost of revenue from depreciation, utilities and rental fees remained largely stable for the years ended September 30, 2022 and 2021 without significant changes. This was due to the nature of our amusement facilities and our long-term rental contracts with respect to our parks.

Cost of revenue from each of our revenue-producing segments is as follows:

For fiscal year 2023:

	Sales of in-park recreation		Rental income		Park service fees		Total
	USD	%	USD	%	USD	%
Reportable segment revenue	$30,115,995	94.74%	$1,514,697	4.77%	$156,110	0.49%	$31,786,802
Cost of revenue	12,473,050	100%	—	—	—	—	12,473,050
Segment gross profit	$17,642,945	58.58%	$1,514,697	100%	$156,110	100%	$19,313,752

For fiscal year 2022:

	Sales of in-park recreation		Rental income		Park service fees		Total
	USD	%	USD	%	USD	%
Reportable segment revenue	$39,377,906	94.23%	$1,089,435	2.61%	$1,320,855	3.16%	$41,788,196
Cost of revenue	11,622,348	100%	—	—	—	—	11,622,348
Segment gross profit	$27,755,558	70.49%	$1,089,435	100%	$1,320,855	100%	$30,165,848

For fiscal year 2021:

	Sales of in-park recreation		Rental income		Total
	USD	%	USD	%
Reportable segment revenue	$37,427,388	97.17%	$1,090,354	2.83%	$38,517,742
Cost of revenue	11,687,156	100%	—	—	11,687,156
Segment gross profit	$25,740,232	95.94%	$1,090,354	4.06%	$26,830,586

Our cost of revenue from sales of in-park recreation increased by US$850,702, or 7.32%, from US$11,622,348 for the year ended September 30, 2022 to US$12,473,050 for the year ended September 30, 2023. The increase in cost of revenue was mainly due to the increased facility safety maintenance fees. The profit margin of sales of in-park recreation decreased from 70.49% for the year ended September 30, 2022 to 58.58% for the year ended September 30, 2023, mainly because (i) Mangshi Jinsheng Amusement Park was subject to electrical maintenance from November 2022 to April 2023, and (ii) all the other parks were subject to facility safety maintenance from June 2023 to September 2023, and as a result, cost of revenue from maintenance fees increased.

Our cost of revenue from sales of in-park recreation remained largely stable, with a modest decrease of US$64,808, or 0.55%, from US$11,687,156 for the year ended September 30, 2021 to US$11,622,348 for the year ended September 30, 2022. The profit margin of sales of in-park recreation increased from 68.77% for the year ended September 30, 2021 to 70.49% for the year ended September 30, 2022, mainly due to enhanced operation results and the relatively stable cost of revenue.

Gross Profit

	Year Ended September 30, 2023	Year Ended September 30, 2022	Year Ended September 30, 2021
Revenue	$31,786,802	$41,788,196	$38,517,742
Cost of revenue	12,473,050	11,622,348	11,687,156
Gross profit	19,313,752	30,165,848	26,830,586
Gross margin	60.76%	72.19%	69.66%

Our gross profit decreased by US$10,852,096, or 35.97%, from US$30,165,848 for the year ended September 30, 2022 to US$19,313,752 for the year ended September 30, 2023. The gross profit margin decreased from 72.19% for the year ended September 30, 2022 to 60.76% for the year ended September 30, 2023. The decrease in gross profit margin was primarily due to the decrease in revenues from sales of in-park recreation and park service fee.

Our gross profit increased by US$3,335,262, or 12.43%, from US$26,830,586 for the year ended September 30, 2021 to US$30,165,848 for the year ended September 30, 2022. The gross profit margin increased from 69.66% for the year ended September 30, 2021 to 72.19% for the year ended September 30, 2022. The increase in gross profit margin was primarily due to the increase in revenue from sales of in-park recreation and park service fees, and the relatively stable cost of revenue.

Operating Expenses

Our total operating expenses decreased by US$384,384, or 4.28%, from US$8,972,757 for the year ended September 30, 2022 to US$8,588,373 for the year ended September 30, 2023. This increase was mainly attributable to (i) an increase of US$0.83 million in general and administrative expenses, or G&A expenses, and (ii) a decrease of US$1.22 million in selling expenses. The US$0.83 million increase in G&A expenses was primarily attributable to an increase of US$845,588 in consulting fees (including brokerage fees and lawyer fees, etc.), in connection with our initial public offering. The US$1.22 million decrease in selling expenses was primarily attributable to a decrease of US$1,218,475 in advertising fees.

Our total operating expenses increased by US$862,393, or 10.63%, from US$8,110,364 for the year ended September 30, 2021 to US$8,972,757 for the year ended September 30, 2022. This increase was mainly attributable to (i) an increase of US$1.56 million in general and administrative expenses, or G&A expenses, and (ii) a decrease of US$0.69 million in selling expenses. The US$1.56 million increase in G&A expenses was primarily attributable to (i) an increase of US$213,350 in salaries for management staff, due to our salary increase policy, (ii) an increase of US$43,288 in social security, (iii) a decrease of US$150,000 in audit fees, (iv) an increase of US$807,275 in consulting fees related to the IPO, and (v) an increase of US$643,176 in other fees (including office expense, vehicle usage fee, etc.). The US$0.69 million decrease in selling expenses was primarily attributable to a decrease of US$694,695 in advertising fees.

Loss on disposal of property, plant and equipment

Loss on disposal of property, plant and equipment decreased by US$365,117, or 70.05%, from US$521,189 for the year ended September 30, 2022 to US$156,072 for the year ended September 30, 2023. This decrease was from the disposal and sale of fixed assets.

Loss on disposal of property, plant and equipment increased by US$47,593, or 10.05%, from US$473,596 for the year ended September 30, 2021 to US$521,189 for the year ended September 30, 2022. This increase was from the disposal and sale of fixed assets.

Income tax expense

We are subject to the standard income tax rate of 25% under the PRC tax laws.

Our income tax expense decreased by US$2,104,924, or 33.17%, from US$6,344,963 for the year ended September 30, 2022 to US$4,240,039 for the year ended September 30, 2023. We are subject to the standard income tax rate of 25% under the PRC tax laws.

Our income tax expense increased by US$1,613,160, or 34.09%, from US$4,731,803 for the year ended September 30, 2021 to US$6,344,963 for the year ended September 30, 2022.

Net income

Our net income decreased by US$7,778,790, or 54.29%, from US$14,328,374 for the year ended September 30, 2022 to US$6,549,584 for the year ended September 30, 2023. Our net income increased by US$747,999, or 5.51%, from US$13,580,375 for the year ended September 30, 2021 to US$14,328,374 for the year ended September 30, 2022. Such changes were the result of the combination of the changes as discussed above.

B.	Liquidity and Capital Resources

Comparison of the years ended September 30, 2023, 2022 and 2021

In assessing our liquidity, we monitor and analyze our cash on-hand and working capital. Our operation funds are primarily derived from cash inflows from operations in prior years and financing from the issuance of ordinary shares.

As of September 30, 2023, our cash and cash equivalents amounted to US$245,908. Our net assets were US$61,050,758, our current liabilities were US$14,526,649, and our shareholders’ equity totaled US$61,050,758.

As of September 30, 2022, our cash and cash equivalents amounted to US$22,447,145. Our net assets were US$49,607,356, our current liabilities were US$16,069,905, and our shareholders’ equity totaled US$49,607,356.

As of September 30, 2021, our cash and cash equivalents amounted to US$12,875,358. Our net assets were US$39,798,687, our current liabilities were US$17,776,507, and our shareholders’ equity totaled US$39,798,687.

We generated net income of US$6,549,584, US$14,328,374 and US$13,580,375 for the years ended September 30, 2023, 2022 and 2021, respectively. We believe our revenue will continue to grow and our current working capital is sufficient to support our operations at least for the next twelve months.

As of September 30, 2023, 2022 and 2021, our outstanding balance on short-term bank loans was as follows:

Institute	Maturity	Interest Rate	Co-borrower	September 30, 2023	September 30, 2022	September 30, 2021
China Construction Bank	January 2, 2023	4.2525%	Xuezheng Chen	$139,280	$140,849	$148,025

In January 2, 2023, we entered a credit agreement with China Construction Bank pursuant to which we borrowed US$139,280 (RMB1,000,000).

In January 6, 2022, we entered into a credit agreement with China Construction Bank, pursuant to which we borrowed US$140,849 (RMB1,000,000). The credit agreement expired in January 2023 and the outstanding balance thereof was paid in full.

In January 5, 2021, we entered into a credit agreement with China Construction Bank, pursuant to which we borrowed US$148,025 (RMB960,000). The credit agreement expired in January 2022 and the outstanding balance thereof was paid in full.

The following chart summarizes the key components of our cash flows for the years ended September 30, 2023, 2022 and 2021:

	Year ended September 30, 2023	Year ended September 30, 2022	Year ended September 30, 2021
Net cash (used in) provided by operating activities	$(19,342,645)	$18,817,598	$(4,961,897)
Net cash used in investing activities	(7,910,651)	(190,109)	(859,545)
Net cash provided by (used in) financing activities	5,895,556	(6,840,293)	272,895
Effect of change in exchange rate	(843,497)	(2,215,409)	869,563

	Year ended September 30, 2023	Year ended September 30, 2022	Year ended September 30, 2021
NET INCREASE IN CASH AND CASH EQUIVALENTS	(22,201,237)	9,571,787	(4,678,984)
Cash and cash equivalents, beginning of year	22,447,145	12,875,358	17,554,342
Cash and cash equivalents, end of year	$245,908	$22,447,145	$12,875,358
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	6,008	6,162	4,583
Cash paid for income tax	6,302,806	4,973,635	5,788,891

Operating activities

Our working capital has historically been attributable to our operating cash flows, advances from our customers and advances to suppliers and other current assets.

Net cash used in operating activities was US$19.34 million for the fiscal year ended September 30, 2023, an increase of US$37.80 million compared to the fiscal year ended September 30, 2022. The increase in net cash used in operating activities was primarily attributable to the following circumstances: (i) a decrease in net income of US$7.78 million, (ii) an increase in advances to suppliers and other current assets of US$28.98 million, (iii) a decrease in accounts payable of $4.26 million, (iv) an increase in advances from customers of US$3.07 million which also contributed to the increase in cash flow.

Net cash provided by operating activities was US$18.82 million for the fiscal year ended September 30, 2022, an increase of US$23.78 million compared to the fiscal year ended September 30, 2021. The increase in net cash used in operating activities was primarily attributable to the following circumstances: (i) an increase in net income of US$0.75 million, (ii) an increase in advances to suppliers and other current assets which resulted in decrease in cash of US$15.53 million, (iii) an increase in advances from customers of US$5.75 million which also contributed to the increase in cash flow.

Investing activities

In fiscal year 2023, net cash used in our investing activities was US$7.91 million, compared to net cash used in investing activities of US$0.19 million in fiscal year 2022, mainly due to increased purchase of property and equipment.

In fiscal year 2022, net cash used in our investing activities was US$0.19 million, compared to net cash used in investing activities of US$0.86 million in fiscal year 2021, mainly due to decreased purchase of property and equipment.

Financing activities

In fiscal year 2023, cash provided by financing activities was US$5.90 million, as compared to cash used in financing activities of US$6.84 million in fiscal year 2022. The increase in cash provided by financing activities was mainly due to amounts due to related parties which resulted in increase in cash of US$5.75 million, repayment of amounts due to related parties which resulted in an increase in cash of US$0.81 million and increase proceeds from the issuance of ordinary shares, net of issuance costs of US$6.19 million.

In fiscal year 2022, cash used in financing activities was US$6.84 million, as compared to cash provided by financing activities of US$0.27 million in fiscal year 2021. The increase in cash provided by/used in financing activities was mainly due to amounts due to related parties which resulted in a decrease in cash of US$0.36 million and repayment of amounts due to related parties which resulted in an increase in cash of US$7.36 million.

Commitments and Contingencies

Commitments

As of September 30, 2023, Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Nanping Golden Heaven”) entered into three construction contracts that did not yet commence of approximately US$82.18 million.

On September 27, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd. (“Fujian Xinchang”) in the amount of $37.61 million (RMB270 million). The planned project construction period is 18 months, from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $13.93 million (RMB100 million) in September 2023.

On September 27, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang in the amount of $19.50 million (RMB140 million). The planned project construction period is 18 months, from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $9.75 million (RMB70 million) in September 2023.

On September 28, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang in the amount of $25.07 million (RMB180 million). The planned project construction period is 12 months, from October 1, 2023 to September 31, 2024. Nanping Golden Heaven paid $12.54 million (RMB90 million) in September 2023.

The Company expects to invest an additional amount of US$45.97 million in the three construction projects. We plan to use cash flow from the operations and may rely on future financing to fund the construction.

As of September 30, 2022, the Company had no other commitments.

Contingencies

Three putative class action lawsuits were filed on December 8, 2023, December 19, 2023 and January 17, 2024 by certain shareholders against the Company, our Chief Executive Officer, Qiong Jin, our Chief Financial Officer, Jinguang Gong and our independent directors in the Supreme Court of the State of New York (Case No. 161978/2023) and United States District Court for the Central District of California (Case No. 2:23-cv-10619-HDV-SK and Case No. 2:24-cv-00423-SVW-AJR). Two complaints filed in United States District Court for the Central District of California on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and generally allege that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. One complaint filed in the Supreme Court of the State of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period asserts claims that the plaintiffs were economically damaged, and generally alleges that the defendants violated sections 11 and 15 of the Securities Exchange Act of 1933, as amended, by making allegedly inaccurate, untrue and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects.

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from October 1, 2022 to September 30, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors and Trends Affecting Our Results of Operations

We believe our results of operations are affected by general factors impacting the Chinese economy, such as the economic conditions in China and the impact of COVID-19 pandemic, and specific factors impacting the Chinese amusement park industry and our business, such as uncertainties related to leased properties, capital investment requirements in amusement facilities, safety and maintenance of amusement facilities, and weather conditions.

Economic Conditions in China

Although the Chinese economy has grown in recent years, its growth rate has declined and may continue to decline. According to the National Bureau of Statistics of China, the annual economic growth rate in China was 7.6% in 2014, 7.0% in 2015, 6.8% in 2016, 6.9% in 2017, 6.8% in 2018, 6.1% in 2019, 2.3% in 2020, 8.1% in 2021, 3.0% in 2022, and 5.2% in 2023. A further slowdown in the economic growth, an economic downturn, a recession or other adverse economic conditions in China may materially reduce the purchasing power of Chinese consumers, and thus lead to a decrease in the demand for the operating entities’ amusement products. Such a decrease in demand may have a material adverse effect on the operating entities’ business.

Impact of COVID-19 Pandemic

Since 2020, the COVID-19 pandemic has caused major global disruptions. In response to the COVID-19 pandemic, the Chinese government has implemented various quarantines, travel restrictions, social distancing rules, and lockdown measures. In the fourth quarter of 2021, there were severe COVID-19 outbreaks in several provinces in China, which adversely affected the operating entities’ business. Tongling West Lake Amusement World was closed from March 16 to April 10, 2022, and the number of guests at the other amusement parks also declined. In 2023, COVID-19 had minimal impact on the operating entities’ business. Although China has already begun to recover from the outbreak of COVID-19, there are still outbreaks in various cities and provinces due to new variants, including the outbreak of Omicron variant in 2022 which resulted in quarantines. The COVID-19 pandemic may continue to have a significant adverse impact on the operating entities’ business, including park closures, disruptions in business activities, decrease in park attendance, and reduction in guest spending.

Leased Properties

The parks managed by the operating entities are located on leased properties, and there is no assurance that the operating entities will be able to renew such leases or find suitable alternative premises upon the expiration of the applicable lease terms.

Investment in New Amusement Facilities

We believe that innovative amusement facilities will enable us to maintain the existing guest patronage, attract new guests, and provide guests with better experiences. We have kept introducing new facilities in our amusement parks. We will introduce new amusement facilities in the future, which may require significant commitments of capital investment and will likely cause short-term decrease in revenue.

Maintenance of Amusement Facilities

The safety of amusement facilities is important to the operation and reputation of the operating entities’ parks. It requires qualified staff and constant and significant expenditures to maintain the safe service of amusement facilities, many of which have been used for more than 3 years. As of the date of this annual report, nearly 107 facilities, or 67% of the amusement facilities of the operating entities are used for more than 3 years, which include the amusement facilities used for more than 5 years, and the annual maintenance costs for such amusement facilities reach approximately RMB11.29 million (US$1.60 million). As of the date of this annual report, 106 facilities, or 66% of the amusement facilities of the operating entities, are used for more than 5 years and the annual maintenance costs for such amusement facilities reach approximately RMB11.22 million (US$1.59 million).

Weather Conditions

The operating entities’ business fluctuates with weather conditions. Cold temperatures in the winter and rainy seasons in the summer can result in decreased guest volumes and can create potential safety risks because most of the recreational products and services are outdoors.

E.	Critical Accounting Estimates

Our consolidated financial statements (“financial statements”) and accompanying notes have been prepared in conformity with accounting principles generally accepted in the United States of America, or US GAAP. The preparation of these financial statements and accompanying notes require our management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. We make our judgements and estimates based on our own historical experience, knowledge and on other assumptions that we believe are reasonable according to current business practices and other conditions. These judgements and estimates form our basis for making judgments about matters in the future that are not readily apparent from other sources in current days. It should be noted that the actual results could differ from our judgements aforesaid, since they are based on reasonable assumptions instead of real data. We have identified certain accounting policies that are significant to the preparation of our financial statements and we view them as critical accounting policies that require us to stay reasonable and sensitive to understand our financial conditions and our results of operations. Critical accounting policies set standards for identifying important items in financial statements and especially for items which need our management’s professional, subjective and complex judgements to decide the uncertain future amounts. As mentioned above, certain accounting estimates might be significantly different from the future real conditions, since the matters on which our management’s judgements were based may differ from future real conditions greatly. We have adopted critical accounting policies, as follows, to guarantee our reasonable and prudent financial statements.

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with US GAAP and this requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. The significant areas requiring the use of management estimates include, but are not limited to, the allowance for doubtful accounts receivable, estimated useful life and residual value of property, plant and equipment, impairment of long-lived assets, provision for staff benefit, recognition and measurement of deferred income taxes and valuation allowance for deferred tax assets. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates and such differences may be material to our consolidated financial statements.

Impairment of Long-Lived Assets

In accordance with the ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Fair Value of Financial Instruments

The Company has adopted Financial Accounting Standards Board (“FASB”) ASC Topic on Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. ASC 820 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable input, which may be used to measure fair value and include the following:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Level 2 —	Input other than Level 1 that is observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other input that is observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable input that is supported by little or no market activity and that is significant to the fair value of the assets or liabilities.

Our cash and cash equivalents and restricted cash are classified within level 1 of the fair value hierarchy because they are value using quoted market price.

Revenue Recognition

We apply the five steps defined under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We assess its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer.

We do not make any significant judgment in evaluating when control is transferred. Revenue is recorded net of value-added tax.

Revenue recognitions are as follows:

Sales of in-park recreation:    Recognize from the provision of in-park recreation is recognized when the relevant services are rendered and the customer simultaneously receives and consumes the benefits provided by the Company.

Rental income:    Rental income is recognized on a time proportion basis over the lease terms. Lease payments are recognized as income in the accounting period in which they are incurred.

Park Service revenue:    The company recognition of park service revenue when a service is completed, the company issues billing to its customers and recognizes revenue according to the billing.

Policy on returns and refunds:

To enjoy the rides and attractions that the parks offer, the guests need to obtain prepaid cards at ticket booths with a modest security deposit of less than $2; however, no such deposit has been required since January 1, 2022. The security deposits and value stored in prepaid cards are recorded as advances from customers, all balances are non-interest bearing. The security deposits will be refunded only when all stored value is consumed. Other than the security deposits, no refund is allowed for the value stored in the prepaid cards. Any unitized stored value and deposits will be forfeited after 24 months from the day when value is stored, and will be recorded as other income in the fiscal year.

Costs of revenue consist primarily of compensation of operational employees, depreciation of amusement facilities, daily maintenance costs, utility bills and rental fee, etc.

Administrative expenses consist primarily of compensation of administrative and management employees, depreciation of computer and furniture and professional fees, etc.

Advertising costs

The costs of other advertising, promotion, and marketing programs are charged to operations when incurred. As of September 30, 2023 and September 30, 2022, we had US$1.54 million and US$1.53 million in prepaid advertising, respectively. The amounts capitalized are included in other current assets. Advertising expense was US$3.69 million, US$4.91 million and US$5.60 million for the fiscal years ended September 30, 2023, September 30, 2022 and September 31, 2021, respectively. These amounts are presented within “Selling expenses.”

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation is computed using the straight-line method over the useful lives of the assets. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are expensed as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income.

Depreciation related to property, plant and equipment used in production is reported in cost of sales, and includes amortized amounts related to capital leases. We estimated that the residual value of the Company’s property and equipment ranges from 3% to 5%. Property, plant and equipment are depreciated over their estimated useful lives as follows:

Machinery	10 years
Electronic equipment	3 years
Office equipment	3 – 5 years
Park facilities	20 years
Vehicles	4 years
Other	10 years

Foreign Currency and Other Comprehensive Income (Loss)

The financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency; however, the reporting currency of the Company is the USD. Assets and liabilities of the Company’s foreign subsidiaries have been translated into USD using the exchange rate at the balance sheet dates, while equity accounts are translated using historical exchange rate. The exchange rate we used to convert RMB to USD was 7.18, 7.10 and 6.49 at the balance sheet dates of September 30, 2023, September 30, 2022 and September 30, 2021, respectively. The average exchange rate for the period has been used to translate revenues and expenses. The average exchange rates we used to convert RMB to USD were 7.05, 6.58 and 6.50 for fiscal year 2023, fiscal year 2022 and fiscal year 2021, respectively.

Translation adjustments are reported separately and accumulated in a separate component of equity (cumulative translation adjustment).

Income Taxes

We use the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

ASC Topic 740-10-30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740-10-25 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

Lease

After adoption of ASC 842 and related standards, which introduced a lessee model that requires entities to recognize assets and liabilities for most leases, but recognize expenses on their income statements in a manner similar to current accounting, thus operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. For short-term leases with an initial lease term of 12 months or less and with purchase options we are reasonably certain will not be exercised. As a lessee, the Company leases equipment, land and office building. Lease expense is recognized on a straight-line basis over the lease term.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

New Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”) “Financial Instruments — Credit Losses” (“ASC 326”): Measurement of Credit Losses on Financial Instruments,” which requires the measurement and recognition of expected credit losses for financial assets to be held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model which requires the use of forward-looking information to calculate credit loss estimates. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. In November 2019, the FASB issued ASU 2019-10 “Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” (“ASC 2019-10”), which defers the effective date of ASU 2016-13 to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, for public entities which meet the definition of a smaller reporting company. The Company will adopt ASU 2016-13 effective January 1, 2023. Management is currently evaluating the effect of the adoption of ASU 2016-13 on the consolidated financial statements. The effect will largely depend on the composition and credit quality of our investment portfolio and the economic conditions at the time of adoption.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material impact on the accompanying consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Qiong Jin	47	Chief Executive Officer, and Chairman of the Board of Directors
Jinguang Gong	47	Chief Financial Officer
Bin Chen	52	Independent Director
Daofu Lin	43	Independent Director
Michael John Viotto	72	Independent Director
Jinhua Wang	38	Director

Ms. Qiong Jin has served as the Chairman of the Board of Directors of the Company since January 2020. She has also served as the chairman of the board of directors of Nanping Jinsheng Amusement Management Ltd. since 2017. From 2005 to 2017, she was the chief financial officer of Fujian Renkang Pharmaceutical Co., Ltd. From 1998 to 2005, she was the chief financial officer of Fujian Tongjitang Pharmacy Co., Ltd. Ms. Qiong Jin holds a Bachelor’s degree in Law from Central China Normal University.

Mr. Jinguang Gong has served as our Chief Financial Officer since 2020. From 2017 to 2020, he was the chief financial officer of Nanping Jinsheng Amusement Management Ltd. From 2003 to 2017, he was the finance manager of Fujian Futian Garments Group Co., Ltd. Mr. Jinguang Gong holds a Bachelor’s degree in Accounting from Zhengzhou University of Light Industry.

Mr. Daofu Lin has served as our independent director since April 2022. He has also served as a project manager and a national certified constructor of Fujian Minxiang Construction Engineering Co., Ltd. since 2014. From 2002 to 2014, he served as an office manager of Fujian Hengchun Pharmaceutical Co., Ltd. Mr. Daofu Lin holds a Bachelor’s degree in Medical Botany from Fujian Agriculture and Forestry University, and a Master’s degree in Business Administration from Fuzhou University.

Mr. Bin Chen has served as our independent director since April 2022. He has also served as an independent director of Organic Tea Cosmetics Holdings Company Limited since 2020. From 2016 to 2019, he was the deputy general manager of Fujian High Fortune Bio-Tech Corp. From 2009 to 2014, he was the deputy general manager of Fuqing Ankai Medical Apparatus and Instruments Trading Co., Ltd. From 2002 to 2009, he was the marketing director of Fujian Kerui Pharmaceutical Co., Ltd. Mr. Bin Chen holds a vocational degree in Economic Information Management from Fujian Business University.

Mr. Michael John Viotto has served as our independent director since May 2022. Michael Viotto currently serves as the Chief Financial Officer for Fuse Group Holdings Inc., an OTC OB Market listed company (trading symbol: FUST). Mr. Viotto has been the President of MJV Consulting since October 2014, and has also been serving as an Independent Director for Dunxin Financial Holding Limited, an NYSE market listed company (trading symbol: DXF), serving as the Chairman of the company’s Compensation Committee and a member of the company’s Nomination Committee as well as its Audit Committee since December 2017. In addition, Mr. Viotto also served as an Independent Director for Future World Financial Holdings Inc. from September 2016 to January 2017, which is a financial company based in Hong Kong, China. He served as the Chairman for the company’s Nominating and Remuneration Committee and as a member of the company’s Audit Committee. Mr. Viotto received his Bachelor of Science Degree in Business Administration from California Polytechnic University located in Pomona, California in March 1985.

Mr. Jinhua Wang has served as our director since April 2022. He has also served as the chairman of the board of directors of Fujian Ruishi Hotel Management Co., Ltd. since 2017. From 2014 to 2019, he was the deputy general manager of Wuhan Zhongheng Zhuangzhou Information Technology Co., Ltd. From 2009 to 2014, he was the sales manager of Xiamen Jingding Sports Culture Development Co., Ltd. Mr. Jinhua Wang holds a Bachelor’s degree in Business Administration from Xiamen University.

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K. There is not any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation

During the fiscal year ended September 30, 2023, we paid an aggregate of RMB1,509,000 (US$213,978) to our executive officers and directors. We have set aside or accrued an aggregate of RMB54,964 (US$7,794) to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

C. Board Practices

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our second amended and restated articles of association.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence, fraud or dishonesty, habitual neglect of his or her duties, or material misconduct inconsistent with the due and faithful discharge of the executive officer’s material duties. An executive officer may terminate his or her employment at any time with one month’s prior written notice. Employment agreements between our Company and Ms. Qiong Jin, our Chief Executive Officer, and between our Company and Mr. Jinguang Gong, our Chief Financial Officer, are attached as Exhibits 4.2 and 4.3 to this annual report, respectively.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we have agreed to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions. The form of indemnification agreement between our Company and each of its directors and executive officers is attached as Exhibit 4.1 to this annual report.

Board of Directors

Our board of directors consists of five directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. Each of the committees is comprised of our independent directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of our three independent directors, Bin Chen, Daofu Lin, and Michael John Viotto. Daofu Lin is the chairperson of our audit committee. Our board also has determined that Daofu Lin qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of our three independent directors, Bin Chen, Daofu Lin, and Michael John Viotto. Bin Chen is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension, and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of our three independent directors, Bin Chen, Daofu Lin, and Michael John Viotto. Michael John Viotto is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Controlled Company

Ms. Qiong Jin, our Chief Executive Officer and Chairman of the Board of Directors, beneficially owns over a majority of the aggregate voting power of our issued and outstanding Class A and Class B Ordinary Shares, as a group. As a result, we are deemed to be a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed to be a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares and the Trading Market—Since we are a ‘controlled company’ within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.”

D. Employees

None of the employees are represented by labor unions. As of the date of this annual report, the operating entities collectively hire approximately 650 full-time employees. In the fiscal years ended September 30, 2023, 2022, and 2021, the operating entities collectively hired 650, 617 and 610 full-time employees, respectively. They did not hire any seasonal, part-time or temporary employees.

The following chart summarizes the number of employees in each park location in the fiscal years ended September 30, 2023, 2022, and 2021.

Number of Employees
Park Location	In the fiscal year of 2023	In the fiscal year of 2022	In the fiscal year of 2021
Yuxi	102	99	100
Mangshi	66	65	64
Qujing	85	79	78
Changde	116	115	116
Tongling	120	118	117
Yueyang	146	141	135
Group	15	-	-
Total	650	617	610

The following charts summarize the number of employees for different functions in the same fiscal years.

Number of Employees
Function	In the fiscal year of 2023	In the fiscal year of 2022	In the fiscal year of 2021
Administration	31	26	25
Finance	68	60	60
Logistics	45	45	45
Maintenance	92	92	92
Marketing	18	18	18
Operations	396	376	370
Total	650	617	610

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 41,750,000 Class A Ordinary Shares outstanding and 10,000,000 Class B Ordinary Shares outstanding as of the date of this annual report. 36,023,500 Class A Ordinary Shares are freely tradable as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them.

	Class A Number	Class B Number	Percent of Class A	Percentage of Class B	Percent of Total Voting Power*
Directors And Executive Officers(1):
Qiong Jin(2)	5,000,000	10,000,000	11.98%	100%	84.80%
Jinguang Gong	—	—	—	—	—
Jinhua Wang(3)	726,500	—	1.74%	—	0.30%
Daofu Lin	—	—	—	—	—
Bin Chen	—	—	—	—	—
Michael John Viotto	—	—	—	—	—
Directors and Executive Officers as a group (6 individuals):	5,726,500	10,000,000	13.72%	100%	85.10%

5% Shareholders:
JINZHENG INVESTMENT CO PTE. LTD.(2)(4)	5,000,000	10,000,000	11.98%	100%	84.80%

*	Holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share. Holders of Class B Ordinary Shares are entitled to 20 votes per one Class B Ordinary Share.

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, the PRC.

(2)	Represents 5,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares held by JINZHENG INVESTMENT CO PTE. LTD., a Singapore company, which is 100% owned by Qiong Jin.

(3)	Represents 726,500 Class A Ordinary Shares held by Zhuohua Investment Holdings Pte. Ltd., a Singapore company, which is 100% owned by Jinhua Wang. The business address of Zhuohua Investment Holdings Pte. Ltd. is 2 Venture Drive #14-02 Vision Exchange, Singapore, 608526.

(4)	The business address is 34 Toh Guan Road East, #01-15, Enterprise Hub, Singapore 608579.

During the fiscal year of 2023 and as of the date of this annual report, there were the following changes in the percentage of ordinary shares held by our major shareholders: (1) the Company repurchased 10,000,000 Class A Ordinary Shares from JINZHENG INVESTMENT CO PTE. LTD., which is 100% owned by Ms. Qiong Jin, our CEO and Chairman of the Board of Directors, as duly approved by our board of directors and shareholders; (2) the Company issued 10,000,000 Class B Ordinary Shares to JINZHENG INVESTMENT CO PTE. LTD., as duly approved by our board of directors and shareholders; (3) there were share transfers made by certain other shareholders, each of which held less than 5% of our voting ownership interests.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

During the fiscal year ended September 30, 2023 and up to the date of this annual report, we have engaged in the following related party transactions.

Name of Related Party	Relationship to Us
Ms. Qiong Jin	Our Chief Executive Officer and Chairman of the Board of Directors

Mr. Xuezheng Chen	Indirectly holding 23.95% of our Class A Ordinary Shares

Fujian Haichuan Pharmaceutical Technology Development Co., Ltd. (“Fujian Haichuan”)	Its chairman of the board, Mr. Zhengwang Cai, is a family member of our Chairman of the Board of Directors

Transactions with Qiong Jin. Qiong Jin provided interest-free advances for working capital purposes to us. As of September 30, 2023 and 2022, we had outstanding loans payable to Qiong Jin in the amount of US$602,355 and US$899,965, respectively. As of the date of this annual report, the outstanding principal amount is US$84,696.

Transactions with Xuezheng Chen.     On January 2, 2023, Changde Jinsheng Amusement Development Co., Ltd. (“Changde Jinsheng”) entered into a credit agreement with China Construction Bank pursuant to which Changde Jinsheng borrowed RMB1,000,000 at an annual interest rate of 4.15%. Mr. Xuezheng Chen was a co-borrower for the loan. The maturity date for such loan is on January 2, 2024. As of the date of this annual report, this loan has been fully repaid. On December 29, 2023, Changde Jinsheng entered into another credit agreement with China Construction Bank pursuant to which Changde Jinsheng borrowed RMB1,389,000 at an annual interest rate of 4.15%. Mr. Xuezheng Chen was a co-borrower for the loan. The maturity date for such loan is on December 29, 2024. As of the date of this annual report, the outstanding principal amount to be paid is RMB1,389,000 (approximately US$0.19 million).

Transactions with Fujian Haichuan.    Our corporate headquarters is located on leased real property. The operating entities are allowed to occupy and use such property without paying any rent, due to the familial relationship between our Chief Executive Officer and Chairman of the Board of Directors, Ms. Qiong Jin, and the chairman of the board of the property owner of Fujian Haichuan, Mr. Zhengwang Cai. The current lease term for our headquarters extends from December 14, 2020 to December 13, 2030. The operating entities are entitled to the right of first refusal to renew the lease and occupy the real property without rental payments for another five years.

Transaction with Certain Shareholders.    On October 5, 2022, we fully redeemed and cancelled 50,000,000 ordinary shares, pursuant to the board resolutions duly approved by all of the directors of the Company. Due to such redemption, we owed $5,000 to the selling shareholders, including JINZHENG INVESTMENT CO PTE. LTD., Qingyu Investment Ltd., HONG KONG GREATER POWER VENTURES LIMITED, WONG Kei Kai, CHEN Yong, Xinyue Holding Ltd., SanShan Group Holdings Co. LTD., YITONG ASIA INVESTMENT PTE. LTD., HUARONG HOLDING PTE. LTD., YUNG HOI TSIT, HUACHEN CONSULTING PTE. LTD., JOYGRACE INVESTMENT PTE. LTD., HENG YANG INVESTMENT MANAGEMENT CO. PTE. LTD., Hengrui Investment Holding Ltd., ZHUOHUA INVESTMENT HOLDINGS PTE. LTD, HENG YU CAPITAL INVESTMENT PTE. LTD., Jinqiu Investment Holding Co. Ltd, and HUANYU TRADING INVESTMENT PTE. LTD. As of the date of this annual report, the outstanding principal amount is $5,000.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

The operating entities and Ms. Qiong Jin, our Chief Executive Officer and Chairman of the Board of Directors, have been subject to various legal proceedings.

In 2024, Yueyang Jinsheng Amusement Development Co., Ltd. (“Yueyang Jinsheng”) reached a settlement with two parties with respect to a dispute over a contract with contractors. According to the settlement agreement, Yueyang Jinsheng is required to pay is RMB3,700,000, of which amount, RMB500,000 is due before February 8, 2024 (which has been paid as of the date of this annual report), RMB500,000 is due before June 30, 2024, RMB500,000 is due before December 30, 2024, and the balance is due before June 30, 2025. As of the date of this annual report, the settlement amount has not been fully paid.

In 2023, Changde Jinsheng Amusement Development Co., Ltd. (“Changde Jinsheng”) was involved in a dispute in which Changde Jinsheng was alleged to have infringed on the opposing party’s information network transmission rights (the right to provide a work to the public through cable or wireless method to enable the public to access the work at a selected time and venue). Changde Jinsheng reached a settlement with the opposing party, which did not result in any compensation liability for Changde Jinsheng. The opposing party has applied to withdraw the lawsuit.

In 2023, Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Nanping Golden Heaven”) was involved in a dispute over a contract as a third party. As a third party, Nanping Golden Heaven has not been required to undertake any legal liability by the plaintiff. This case went to trial on July 18, 2023 and no judgment has been entered as of the date of this annual report.

In 2022, Yuxi Jinsheng Amusement Development Co., Ltd. (“Yuxi Jinsheng”) was involved in a labor dispute lawsuit. The court ordered Yuxi Jinsheng to pay compensation in the amount of RMB187,778.29. The outstanding amount of such compensation was fully paid by September 2023.

In 2021, Yueyang Jinsheng was involved in a dispute with a guest who was physically injured during her visit to Yueyang Amusement World. The court ordered Yueyang Jinsheng to pay damages in the amount of RMB159,826.44. As of the date of this annual report, the outstanding amount of such damages has been paid in full. The operating entities were subject to two other similar actions initiated by injured guests and these two actions have been fully resolved as of the date of this annual report.

In 2021, two of the operating entities, Yueyang Jinsheng and Nanping Golden Heaven were involved in a dispute over a construction project contract. Yueyang Jinsheng and Nanping Golden Heaven reached a settlement with the adverse party and Yueyang Jinsheng agreed to pay RMB358,000. As of the date of this annual report, such amount has been fully paid.

In 2020, Yueyang Jinsheng was involved in a dispute over a cement sales contract. Yueyang Jinsheng reached a settlement with the adverse party and agreed to pay RMB2,410,000. As of the date of this annual report, such amount has been fully paid.

In addition, the operating entities were involved in other disputes, such as labor and contract disputes, but these disputes have been fully resolved. As of the date of this annual report, the total outstanding amount that remains to be paid arising from the aforementioned actions where either the final judgment has been rendered or settlements have been reached is RMB3,700,000. According to our PRC legal counsel, AllBright Law Offices (Fuzhou), these proceedings and outstanding payment liabilities do not materially adversely affect the business of the operating entities, or our financial condition and results of operations. The operating entities are not currently a party to any other material legal or administrative proceedings, other than as described in this section.

Three putative class action lawsuits were filed on December 8, 2023, December 19, 2023 and January 17, 2024 by certain shareholders against the Company, our Chief Executive Officer, Qiong Jin, our Chief Financial Officer, Jinguang Gong and our independent directors in the Supreme Court of the State of New York (Case No. 161978/2023) and United States District Court for the Central District of California (Case No. 2:23-cv-10619-HDV-SK and Case No. 2:24-cv-00423-SVW-AJR). The above two complaints filed in United States District Court for the Central District of California on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and generally allege that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. The above complaint filed in the Supreme Court of the State of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period asserts claims that the plaintiffs were economically damaged, and generally alleges that the defendants violated sections 11 and 15 of the Securities Exchange Act of 1933, as amended, by making allegedly inaccurate, untrue and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. The Company is actively conducting a legal internal investigation pertaining to the allegations presented in these complaints. As of the date of this annual report, the Company has not yet filed any formal response to the claims. The Company strongly denies any wrongdoing, and intends to vigorously defend all of the matters. Since the lawsuits are still in the preliminary stage, the Company is currently unable to estimate the potential outcome, if any, associated with the resolution of the lawsuits.

Dividend Policy

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law. Under Cayman Islands law, we may only pay dividends out of either profits or share premium account, and provided that in no circumstances may a dividend be paid if it would result in us being unable to pay our debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount of future dividends, if any, will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any plan to declare or pay any cash dividends on Class A Ordinary Shares in the foreseeable future. We intend to retain most, if not all, of our available funds and future earnings to operate and expand the operating entities’ business.

If we determine to pay dividends on any of Class A Ordinary Shares in the future, as a holding company incorporated in the Cayman Islands, we will be dependent on receipt of funds from our Hong Kong subsidiary, Golden Heaven Group Management Limited.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Golden Heaven Group Management Limited only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other purposes, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on Class A Ordinary Shares.

Cash dividends, if any, on Class A Ordinary Shares will be paid in U.S. dollars. Golden Heaven Group Management Limited may be considered a non-resident enterprise for PRC tax purposes. Any dividends that our PRC subsidiaries pay to Golden Heaven Group Management Limited may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%.

In order for us to pay dividends to our shareholders, we will rely on payments made from the operating entities in the PRC to Nanping Golden Heaven Amusement Park Management Co., Ltd., from Nanping Golden Heaven Amusement Park Management Co., Ltd. to Golden Heaven Group Management Limited, and the distribution of such payments indirectly to our Company. According to the PRC Enterprise Income Tax Law, such payments from subsidiaries to parent companies in China are subject to the PRC enterprise income tax at a rate of 25%.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (i) the Hong Kong project must be the beneficial owner of the relevant dividends; and (ii) the Hong Kong project must directly hold no less than a 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. As of the date of this annual report, Golden Heaven Group Management Limited is more likely to be subject to the 10% withholding tax rate. If Golden Heaven Group Management Limited is considered as a Hong Kong resident enterprise, as stipulated by the Double Tax Avoidance Arrangement and other applicable laws, the withholding tax may be reduced to 5%.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A.	Offer and Listing Details.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GDHG.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GDHG.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following description of provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our second amended and restated memorandum and articles of association, copies of which are filed as an exhibit to this annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

A director may be removed by ordinary resolution.

A director may at any time resign from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

●	he is prohibited by the law of the Cayman Islands from acting as a director;

●	he is made bankrupt or makes an arrangement or composition with his creditors generally;

●	he resigns his office by notice to us;

●	he only held office as a director for a fixed term and such term expires;

●	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

●	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

●	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

●	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Our board of directors has established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Ordinary Shares

As of the date of this annual report, our authorized share capital is US$200,000 divided into 1,800,000,000 Class A Ordinary Shares of par value US$0.0001 each and 200,000,000 Class B Ordinary Shares of par value US$0.0001 each. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights as set forth in our memorandum and articles. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 20 votes per one Class B Ordinary Share. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Class A Ordinary Shares or Class B Ordinary Shares will not receive a certificate in respect of such shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Class A Ordinary Shares and Class B Ordinary Shares. We may not issue shares or warrants to bearer.

Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Class A Ordinary Shares or Class B Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Listing

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GDHG.”

Transfer Agent and Registrar

The transfer agent and registrar for Class A Ordinary Shares and Class B Ordinary Shares is Transhare Corporation, at Bayside Center 1, 17755 North U.S. Highway 19, Suite #140, Clearwater, FL 33764.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

●	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Voting Rights

On a show of hands, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each Class A Ordinary Share and 20 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder. On a poll, a Class A Ordinary shareholder shall have one vote for each Class A Ordinary Share he holds whereas a Class B Ordinary shareholder shall have 20 votes for each Class B Ordinary Share he holds, unless any share carries special voting rights. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Capitalization of Profits

The directors may resolve to capitalize:

●	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

●	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

●	either alone or jointly with any other person, whether or not that other person is a shareholder; and

●	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Rights to Own Securities

There are no limitations on the rights to own the Company’s Ordinary Shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s Ordinary Shares imposed by the Cayman islands law or by the Company’s memorandum and articles.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

●	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.	As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our second amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Cayman Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Director election is governed by the terms of the memorandum and articles of association.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Cayman Companies Act but our second amended and restated articles of association do not provide for cumulative voting.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Mergers and Similar Arrangements	Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and by a majority of the outstanding voting power of the shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain mergers are entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value (as determined by the Delaware Court of Chancery) of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction.	The Cayman Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Delaware law also provides that a parent entity, by resolution of its board of directors, may merge with any subsidiary corporation, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights unless the subsidiary is wholly owned.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the Cayman Companies Act, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the votes are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

● the statutory provisions as to the required majority vote have been met;

● the shareholders have been fairly represented at the meeting in question;

● the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

● the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

When a takeover offer is made and accepted by holders of not less than 90.0% of the shares affected within four (4) months, the offeror may, within a two (2) month period commencing on the expiration of such four (4) month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.

In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action but such discretion is rarely used. Generally, Delaware follows the American rule under which each party bears its own costs.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

● a company acts or proposes to act illegally or ultra vires;

● the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●  those who control the company are perpetrating a “fraud on the minority.

Inspection of Corporate Records	Under Delaware law, shareholders of a corporation, upon written demand under oath stating the purpose thereof, have the right during normal business hours to inspect for any proper purpose, and to make copies and extracts of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than copies of our memorandum and articles, the register of mortgages or charges, and any special resolutions passed by our shareholders) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals	Under Delaware law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the corporation’s governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the corporation’s governing documents, but shareholders may be precluded from calling special meetings.	The Cayman Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.

Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders unless otherwise provided in the corporation’s certificate of incorporation. A corporation must send prompt notice of the taking of the corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders who have not consented in writing and who would have otherwise been entitled to notice of the meeting at which such action would have been taken.	The Cayman Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Cayman Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

C.	Material Contracts

For the two years immediately preceding the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

According to the Regulations on the Foreign Exchange Control of the PRC (the “Foreign Exchange Administration Regulations”), which was promulgated by the State Council on January 29, 1996, and was last amended on August 5, 2008, payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, can be made in foreign currencies without prior approval from the SAFE. However, prior approval from the SAFE is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans. Under the Foreign Exchange Administration Regulations, if an FIE intends to pay dividends and provides certain evidencing documents (board resolution, tax certificates, etc.), such enterprise may purchase foreign currency without approval of the SAFE. If an FIE intends to engage in trade and services-related foreign exchange transactions and provides relevant commercial documents, such enterprise may purchase foreign currency without approval of the SAFE. An FIE may retain a certain amount of foreign currency, subject to a cap approved by the SAFE, to satisfy its foreign currency liabilities. In addition, foreign exchange transactions involving overseas direct investment, investment in securities, or derivative products must be registered with the governmental authorities in charge of foreign exchange administration, and must be approved or put on record by the other relevant governmental authorities where necessary.

The Circular on Reforming the Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (the “SAFE Circular 19”) was promulgated by the SAFE on March 30, 2015, and became effective on June 1, 2015. In comparison to the Foreign Exchange Administration Regulations, the SAFE Circular 19 provides greater flexibility to an FIE in converting foreign exchange capital in its capital account into Renminbi funds, and allows an FIE to use its converted Renminbi funds to make equity investments in China after performing required procedures. Under the SAFE Circular 19, an FIE may choose to convert any amount of foreign exchange capital in its capital account into Renminbi funds according to its actual business needs. The converted Renminbi funds will be kept in a designated account. If an FIE intends to initiate a new foreign exchange transaction in its capital account, it must provide supporting documents and go through the review process with the bank. An FIE is allowed to use its converted Renminbi funds only within the approved business scope.

On June 9, 2016, the SAFE issued the Circular on Management of Foreign Exchange Settlement under the Capital Account (the “SAFE Circular 16”), which reiterates some of the rules set forth in the SAFE Circular 19. According to the SAFE Circular 16, an enterprise may convert its foreign exchange capital, foreign debt, and funds recovered from overseas listing into Renminbi on a discretionary basis. The converted Renminbi funds may be used to extend loans to related parties or repay inter-company loans (including advances by third parties).

On October 23, 2019, the SAFE issued the Circular of Further Promoting Cross-border Trade and Investment Facilitation (the “SAFE Circular 28”), which expressly allows an FIE, which does not have equity investments in its approved business scope, to use capital obtained from foreign exchange settlement to make equity investments in China as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, the SAFE Circular 28 stipulates that any eligible enterprise in certain pilot areas may use receipts from registered capital, foreign debt and overseas listing, for the purpose of domestic payments, without providing authenticity supporting materials to relevant banks prior to such domestic payments.

On November 19, 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (the “SAFE Circular 59”), which became effective on December 17, 2012 and was amended on October 10, 2018. The SAFE Circular 59 substantially amends and simplifies the foreign exchange procedure. According to the SAFE Circular 59, approval or verification from the SAFE is not required for a foreign investor or an FIE: (i) to open various special purpose foreign exchange accounts, such as pre-investment expenses accounts, foreign exchange capital accounts, asset realization accounts, and guarantee accounts; (ii) to reinvest his lawful income derived in the PRC, such as profits, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment; or (iii) to remit foreign exchange capital as a result of capital reduction, liquidation, early repatriation or stock transfer. Multiple capital accounts for the same entity may be opened in different provinces.

On July 4, 2014, the SAFE promulgated the Circular of the SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular 37”). According to the SAFE Circular 37, a Chinese resident must apply to a local SAFE branch to register foreign exchange before contributing money to an overseas SPV. An overseas SPV refers to an overseas company that is directly incorporated or indirectly controlled by a Chinese resident using its assets or rights and interests for the purpose of investments and financing. Following the initial registration, in the event of any alternation in the basic information, such as shareholders, name and operating duration of any individual Chinese resident, or key information, such as increases or decreases in capital, or equity transfers, swaps, consolidations, or splits, a Chinese resident must register the change in the foreign exchange with a local SAFE branch. In the event that a Chinese shareholder holding interest in an overseas SPV fails to fulfill the required SAFE registration, the SPV’s PRC subsidiaries may be restricted from making profit distributions to the offshore parent and prohibited from carrying out cross-border foreign exchange transactions, and the SPV may be restricted from contributing additional capital to its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for evasion of foreign exchange controls.

On February 13, 2015, the Circular of Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (the “SAFE Circular 13”) was promulgated by the SAFE and took effect on June 1, 2015. The SAFE Circular 13 cancels registration and verification of foreign exchange under direct investment. Chinese and overseas investment entities can go directly to banks for registration for foreign exchange under domestic or overseas direct investment. The SAFE Circular 13 simplifies procedures for some direct investment-related foreign exchange transactions, and cancels annual check of foreign exchange for direct investment and replaces it with registration for accumulated equity in domestic and overseas direct investment.

Pursuant to the Circular 37, a PRC resident shall register with a local SAFE branch before he or she contributes assets or equity interests in an overseas SPV, that is directly established or controlled by the PRC resident for the purpose of conducting overseas investment or financing. Failure to comply with the SAFE registration requirements could result in penalties for evasion of foreign exchange controls. The Circular No. 13 provides that banks can directly handle the initial foreign exchange registration and amendment registration under the Circular 37. All of the PRC resident shareholders of our Company completed the initial foreign exchange registration on August 1, 2022.

For PRC regulatory restrictions on the remittance of dividends, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

E. Taxation

PRC Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the State Administration of Taxation (the “SAT”) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. The SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Golden Heaven Group Holdings Ltd. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Golden Heaven Group Holdings Ltd. may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Class A Ordinary Shares. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (the “Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which took effect on January 1, 2020, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Golden Heaven Group Holdings Ltd. may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our securities levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our securities, as the case may be, nor will gains derived from the disposal of our securities be subject to Cayman Islands income or corporation tax.

Pursuant to section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary that:

●	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and

●	no tax be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payment by us (i) on or in respect of our shares, debentures or other obligations; or (ii) by way of the withholding in whole or in part of any relevant payment as defined the Tax Concession Act (As Revised).

The undertaking is for a period of 20 years from 25 April 2022.

United States Federal Income Taxation

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. Our Class A Ordinary Shares are currently listed on the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. As of the date of this annual report, we have not declared any dividends.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules for the current year. We must make a separate determination each year as to whether we are a PFIC. We will make this determination following the end of any particular tax year. If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares continue to be regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange, or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-268166), as amended. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For information about our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The functional currency of our subsidiaries in China is the Chinese Renminbi (RMB), while other subsidiaries outside of China use U.S. Dollar as the functional currency. All financial statements of our group are presented in U.S. dollars. As a result, we are exposed to foreign exchange risk, as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The trade war between China and United States, from 2018, has had a greatly adverse impact on the exchange rate. The future trend of the exchange rate remains uncertain, due to the intense relationship between two countries as well as unstable global conditions.

If the RMB depreciates against the U.S. dollar, the value of our assets, earnings and revenues, which is transferred from RMB to U.S. dollars and is represented in our U.S. dollar-based financial statements, will decline.

Liquidity Risk

The main funds for our operations are from cash inflows from past operations and short-term bank loans. We currently have only one loan outstanding. If the results of our future operations are not successful, due to reoccurrence of the COVID-19 pandemic and any other unforeseeable reasons, we may need to conduct more bank loan borrowings to guarantee sufficient cash flows for our operations.

Interest Rate Risk

Interest rate risk may adversely affect our operation results, since we have a short-term bank loan outstanding. The term of our bank loan is usually twelve months and interest rate will be renewed upon new contracts. If the interest rate increases in the future, we may need to pay additional interest costs for our borrowings.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On August 11, 2023, our shareholders approved (1) the re-designation and re-classification of ordinary shares of the Company into Class A Ordinary Shares and Class B Ordinary Shares and (2) the Company’s issuance of 10,000,000 Class B Ordinary Shares to JINZHENG INVESTMENT CO PTE. LTD., which is 100% owned by Ms. Qiong Jin, our CEO and Chairman of the Board of Directors. These matters have previously been disclosed in our current reports on Form 6-K filed with the SEC on August 11, 2023 and July 20, 2023, which are incorporated herein by reference. See “Item 10. Additional Information” for a description of the rights of securities holders.

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended, with the File Number 333-268166, which was declared effective by the SEC on March 30, 2023 (the “Registration Statement”). The Registration Statement related to the public offering by the Company of 1,750,000 ordinary shares at a price to the public of $4.00 per ordinary share. On April 12, 2023, the ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “GDHG.” Revere Securities LLC and R.F. Lafferty & Co., Inc. acted as the joint book-running managers for the Company’s offering. On April 14, 2023, the Company announced the closing of its offering. Gross proceeds of our IPO totaled approximately $7.00 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO totaled approximately $6.19 million after the deduction of offering costs. As of September 30, 2023, the Company applied all the net proceeds of our IPO to uses largely in consistence with the relevant disclosure in the Registration Statement.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based on that evaluation, our management has concluded that, as of September 30, 2023, our disclosure controls and procedures were not effective, due to the following material weaknesses: (1) we do not have sufficient in-house personnel with sufficient knowledge of the U.S. GAAP and SEC reporting rules; and (2) we are aware that due to the lack of skillful or experienced staff, some of whom may be positioned in conflicting, overlapping or incompatible duties, the risk of human error may be increased.

Our management is evaluating the steps necessary to remediate the ineffectiveness, such as implementing U.S. GAAP and SEC reporting training programs for our in-house personnel, and engaging external advisors to help us assess our compliance readiness under Rule 13a-15 of the Exchange Act and improve our disclosure controls and procedures. In the future, we may implement the relevant training programs and engage external advisors to enhance our disclosure controls and procedures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares and the Trading Market—Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Daofu Lin qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Daofu Lin satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Item 16B. CODE OF ETHICS

Our board of directors have adopted a code of business conduct and ethics, which is applicable to all of our directors and employees.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by ASSENTSURE PAC, our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended September 30,
	2023	2022	2021
Audit fees(1)	$260,000	$300,000	$450,000
Audit-Related fees(2)	15,000	30,000	45,000
Total	$275,000	$330,000	$495,000

(1)	“Audit fees” refer to the aggregate fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements and review of the interim financial statements.

(2)	Audit-related fees include the aggregate fees billed by the principal accountant for administrative expenses that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under the “Audit fees” category.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 2, 2023, we appointed Assentsure PAC (“Assentsure”) as our independent registered public accounting firm, effective on the same day. Assentsure replaced B F Borgers CPA PC (“BFB”), our former independent registered public accounting firm, whose tenure expired after BFB completed its review of our unaudited condensed consolidated financial statements as of March 31, 2023 and for the six months ended March 31, 2023. The appointment of Assentsure and the non-reappointment of BFB were made after a careful consideration and evaluation process by us and were approved by the audit committee of our board of directors. Our decision was not a result of any disagreement between the Company and BFB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

BFB served as our independent public accounting firm since November 2021. The audit report of BFB on the consolidated financial statements of the Company as of September 30, 2022 and 2021 and for the fiscal years ended September 30, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During our engagement of BFB, there had been no disagreements with BFB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to BFB’s satisfaction, would have caused BFB to make reference to the subject matter of the disagreement in connection with its reports on our financial statements for such periods. During our engagement of BFB, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Assentsure, neither the Company, nor someone on behalf of the Company, has consulted Assentsure regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

BFB’s letter addressed to the SEC stating whether or not it agrees with the above statement is attached as Exhibit 15.2 of this annual report. The details of our change of auditor are described in the current report on Form 6-K filed with the SEC on November 8, 2023 (File No. 001-41675), which is incorporated by reference herein.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards.

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5640, we elected to be exempt from the requirement under Nasdaq Listing Rule 5640, which provides that voting rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance. As a result of such exemption, we completed the re-designation and re-classification of ordinary shares into Class A Ordinary Shares and Class B Ordinary Shares during the fiscal year ended September 30, 2023. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares and the Trading Market—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this annual report.

Item 16K. CYBERSECURITY

Pursuant to the applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ended September 30, 2024.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Second Amended and Restated Memorandum of Association
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
2.2*	Description of securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
4.2	Employment Agreement by and between the Registrant and Qiong Jin (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
4.3	Employment Agreement by and between the Registrant and Jinguang Gong (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
4.4	English translation of Yangming Lake Glacier Tribe Amusement Park Construction Contract dated September 28, 2023 (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.5	English translation of Seven Rainbow Park Construction Contract dated September 28, 2023 (incorporated by reference to Exhibit 99.2 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.6	English translation of Linli Jinzheng Amusement Park Construction Contract dated September 27, 2023 (incorporated by reference to Exhibit 99.3 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.7	English translation of Yangming Lake Glacier Tribe Amusement Park Land Lease Agreement dated September 28, 2023 (incorporated by reference to Exhibit 99.4 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.8	English translation of Seven Rainbow Park Land Lease Agreement dated September 27, 2023 (incorporated by reference to Exhibit 99.5 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.9	English translation of Linli Jinzheng Amusement Park Land Lease Agreement dated September 27, 2023 (incorporated by reference to Exhibit 99.6 of the current report on Form 6-K filed with the SEC on October 6, 2023)
8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of AllBright Law Offices (Fuzhou)
15.2	Letter of B F Borgers CPA PC to the U.S. Securities and Exchange Commission dated November 8, 2023 (incorporated by reference to Exhibit 16.1 of the current report on Form 6-K filed with the SEC on November 8, 2023)
97.1*	Form of Compensation Recovery Policy of the Registrant
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Golden Heaven Group Holdings Ltd.

	By:	/s/ Qiong Jin
Qiong Jin
Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

Date: February 15, 2024

Golden Heaven Group Holdings Ltd.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Golden Heaven Group Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Golden Heaven Group Holdings Ltd. (the “Company”) as of September 30, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in period ended September 30, 2023, and the related notes (collectively referred to as the “Financial Statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws. and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC
Singapore
February 15, 2024
PCAOB ID Number 6783

GOLDEN HEAVEN GROUP HOLDING LTD.
CONSOLIDATED BALANCE SHEETS

	September 30, 2023	September 30, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$245,908	$22,447,145
Advances to suppliers and other current assets	14,433,069	1,987,750
Other receivables	57,723	52,370
TOTAL CURRENT ASSETS	$14,736,700	$24,487,265
Property, plant and equipment, net	$32,321,643	$27,782,087
Right-of-use assets	6,151,204	6,648,370
Other non-current assets	29,017,886	14,167,421
TOTAL NON-CURRENT ASSETS	67,490,733	48,597,878
TOTAL ASSETS	$82,227,433	$73,085,143

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$4,259,820	$-
Accrued expenses and other payables	3,037,092	3,119,562
Tax payable	1,012,103	2,736,145
Advances from customers	5,732,349	9,645,494
Loan payables	139,280	140,849
Lease liability-current	346,005	427,855
TOTAL CURRENT LIABILITIES	$14,526,649	$16,069,905

NON-CURRENT LIABILITIES
Lease liability-non-current	5,805,199	6,220,515
Other non-current liabilities	237,472	282,402
Amount due to related party	$607,355	$904,965
TOTAL NON-CURRENT LIABILITIES	6,650,026	7,407,882
TOTAL LIABILITIES	$21,176,675	$23,477,787

STOCKHOLDERS’ EQUITY
Golden Heaven Group Holdings Ltd., Stockholders’ equity
Ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 51,750,000 shares and 50,000,000 shares issued as of September 30, 2023 and 2022, respectively	$5,175	$5,000
Additional paid-in capital	9,652,412	3,372,733
Retained earnings	55,559,561	49,099,917
Accumulated other comprehensive loss	(4,166,390)	(2,870,294)
Total stockholders’ equity	61,050,758	49,607,356
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$82,227,433	$73,085,143

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Year Ended
	2023	2022	2021
Revenue	$31,786,802	$41,788,196	$38,517,742
Cost of revenue	12,473,050	11,622,348	11,687,156
Gross profit	19,313,752	30,165,848	26,830,586

Operating expenses
General and administrative expenses	4,900,269	4,066,178	2,509,090
Selling expenses	3,688,104	4,906,579	5,601,274
Total operating expenses	8,588,373	8,972,757	8,110,364
Income from operations	10,725,379	21,193,091	18,720,222

Other income (expenses)
Interest income	74,553	42,320	64,320
Interest expenses	(6,008)	(6,162)	(4,583)
Loss on disposal of property, plant and equipment	(156,072)	(521,189)	(473,596)
Other income (expenses), net	151,771	(34,723)	5,815
Total other income (expenses), net	64,244	(519,754)	(408,044)
Income before income tax	10,789,623	20,673,337	18,312,178
Income tax expense	(4,240,039)	(6,344,963)	(4,731,803)
Net income	$6,549,584	$14,328,374	13,580,375

Other comprehensive income
Net income	$6,549,584	$14,328,374	13,580,375
Foreign currency translation	(1,296,096)	(4,514,705)	1,288,049
Comprehensive income	5,253,488	9,813,669	14,868,424
Basic & diluted earnings per share	$0.13	$0.29	$0.14
Basic & diluted weighted average number of ordinary shares	50,810,274	50,000,000	100,000,000

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

The Fiscal Years ended September 30, 2022

	Ordinary shares		Statutory	Retained	Accumulative other comprehensive
	Shares	Amount	reserve	earnings	income	Total
Balance at September 30, 2021	100,000,000	$10,000	$3,009,476	$35,134,800	$1,644,411	$39,798,687
Shares cancelled by cash refund	(50,000,000)	(5,000)	—	—	—	(5,000)
Net income	—	—	—	14,328,374	—	14,328,374
Statutory reserve	—	—	363,257	(363,257)	—	—
Foreign currency translation	—	—	—	—	(4,514,705)	(4,514,705)
Balance at September 30, 2022	50,000,000	$5,000	$3,372,733	$49,099,917	$(2,870,294)	$49,607,356

The Fiscal Years ended September 30, 2023

	Ordinary shares		Statutory	Additional paid-in	Retained	Accumulative other comprehensive
	Shares	Amount	reserve	capital	earnings	income	Total
Balance at September 30, 2022	50,000,000	$5,000	3,372,733	$—	$49,099,917	$(2,870,294)	$49,607,356
Issuance of ordinary shares-cash	1,750,000	175	—	6,189,739	—	—	6,189,914
Net income	—	—	—	—	6,549,584	—	6,549,584
Statutory reserve	—	—	89,940	—	(89,940)	—	—
Foreign currency translation	—	—	—	—	—	(1,296,096)	(1,296,096)
Balance at September 30, 2023	51,750,000	$5,175	3,462,673	$6,189,739	$55,559,561	$(4,166,390)	$61,050,758

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,549,584	$14,328,374	$13,580,375
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,366,804	3,196,715	3,299,874
Loss on disposal of property, plant and equipment	156,072	521,189	473,596
Changes in operating assets and liabilities
Other receivables	(6,044)	(7,063)	19,377
Other current assets	(27,973,193)	1,005,523	(14,519,791)
Accounts payable	4,259,820	—	(866,494)
Accrued expenses and other payables	(1,821,122)	579,597	(388,806)
Advances from customers	(3,874,566)	(806,737)	(6,560,028)
Net cash (used in) provided by operating activities	(19,342,645)	18,817,598	(4,961,897)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of equipment	—	85,125	45,664
Additions to property, plant and equipment	(7,910,651)	(275,234)	(905,209)
Net cash used in investing activities	(7,910,651)	(190,109)	(859,545)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from related party	1,779,723	971,617	586,121
Repayment of amounts due to related parties	(2,072,512)	(7,817,993)	(461,251)
Proceeds from the issuance of ordinary shares, net of issuance costs	6,189,914	—	—
Repayment of loan	(140,849)	(145,980)	—
Proceeds from loan payable	139,280	152,063	148,025
Net cash provided by (used in) financing activities	5,895,556	(6,840,293)	272,895
Effect of change in exchange rate	(843,497)	(2,215,409)	869,563

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(22,201,237)	9,571,787	(4,678,984)
Cash and cash equivalents, beginning of year	22,447,145	12,875,358	17,554,342
Cash and cash equivalents, end of year	$245,908	$22,447,145	12,875,358
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	6,008	6,162	4,583
Cash paid for income tax	6,302,806	4,973,635	5,788,891
Operating lease	6,151,204	6,648,370	6,150,602

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Golden Heaven Group Holdings Ltd. (the “Company”) is a holding company incorporated on January 22, 2020, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding equity of Golden Heaven Management Ltd. (“Golden Heaven BVI”), which was established under the laws of the British Virgin Islands on February 18, 2020.

Golden Heaven BVI is a holding company holding all of the outstanding equity of Golden Heaven Group Management Limited (“Golden Heaven HK”), which was established in Hong Kong on February 26, 2020. Golden Heaven HK is a holding company holding all of the outstanding equity of Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Golden Heaven WFOE”), which was established on December 14, 2020 under the laws of the People’s Republic of China (“PRC” or “China”).

Golden Heaven WFOE, through its wholly owned subsidiaries, namely, Changde Jinsheng Amusement Development Co., Ltd., Qujing Jinsheng Amusement Investment Co., Ltd., Tongling Jinsheng Amusement Investment Co., Ltd., Yuxi Jinsheng Amusement Development Co., Ltd., Yueyang Jinsheng Amusement Development Co., Ltd., Mangshi Jinsheng Amusement Park Co., Ltd., each a PRC company, engages in the management and operation of urban amusement parks, water parks, and complementary recreational facilities. Our revenue is primarily generated from selling access to rides and attractions, charging fees for special event rentals, and collecting regular rental payments from commercial tenants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and principle of consolidation

These consolidated financial statements (“financial statements”) have been prepared in conformity with accounting principles generally accepted in the United States of America, or US GAAP.

The Company’s functional currency of subsidiaries in China is the Chinese Renminbi (RMB). Other subsidiaries outside of China use the U.S. Dollar (USD) as the functional currency. The accompanying consolidated financial statements have been translated and presented in USD.

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Segment Information

The Company maintains discrete financial information for each of its six parks, which is used by the Chief Operating Decision Maker (“CODM”), as a basis for allocating resources and assessing performance. All six parks have been identified as an operating segment and meets the criteria for aggregation due to similar economic characteristics. In addition, all of the parks provide similar products and services and share similar processes for delivering services. The parks have a high degree of similarity in the workforces and target similar consumer groups. Accordingly, based on these economic and operational similarities and the way the CODM monitors and makes decisions affecting the operations, the Company has concluded that its operating segments may be aggregated and that it has one reportable segment.

Main services provided in each parks	Representative revenue-generating activities, products or services
Sales of in-park recreation	Ticket sales
Rental income	Venue rental
Park service fees	Income from services such as circuses and food festivals

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with US GAAP and this requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. The significant areas requiring the use of management estimates include, but are not limited to, the allowance for doubtful accounts receivable, estimated useful life and residual value of property, plant and equipment, impairment of long-lived assets, provision for staff benefits, recognition and measurement of deferred income taxes and valuation allowance for deferred tax assets. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates and such differences may be material to our consolidated financial statements.

Impairment of Long-Lived Assets

In accordance with the ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Fair Value of Financial Instruments

The Company has adopted Financial Accounting Standards Board ASC Topic on Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. ASC 820 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable input, which may be used to measure fair value and include the following:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —	Input other than Level 1 that is observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other input that is observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 —	Unobservable input that is supported by little or no market activity and that is significant to the fair value of the assets or liabilities.

Our cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are value using quoted market price.

Cash and Cash Equivalents

Cash and cash equivalents included cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and with an original maturity of three months or less.

Deposits in banks in the PRC are only insured by the government up to RMB500,000 (approximately $69,640 as of September 30, 2023), and are consequently exposed to risk of loss. The Company believes the probability of a bank failure, causing loss to the Company, is remote.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Receivable and Allowances

Other receivables, and loan receivables are recognized and carried at the initial amount when they occurred less an allowance for any uncollectible amount. We have a policy of reserving for uncollectible accounts based on our best estimate of the amount of probable impairment losses in our existing receivables.

Revenue Recognition

We apply the five steps defined under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We assess its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative stand-alone selling price of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer.

We do not make any significant judgment in evaluating when control is transferred. Revenue is recorded net of value-added tax.

Revenue recognitions are as follows:

To enjoy the rides and attractions that the parks offer, the guests need to obtain prepaid cards at ticket booths with a modest security deposit of less than $2. however, no such deposit is required since January 1, 2022. The guests can load any amount of money onto the prepaid cards and receive rebates, depending on the amount of money that they add to the prepaid cards. Thereafter, the guests are able to enjoy the rides and attractions by paying with their prepaid cards for each access to each facility. If the guests no longer need the prepaid cards, they may return them at ticket booths and get a full security deposit refund, for those guests who paid for the security deposit before January 1, 2022. Any unutilized stored value and deposits will be forfeited after 24 months from the day when value is stored, and will be recorded as other income in the fiscal year.

Sales of in-park recreation: Revenue from the provision of in-park recreation is recognized when the relevant services are rendered and the customer simultaneously receives and consumes the benefits provided by the Company. The revenue is net of any rebates when customers make cash prepayments to the prepaid cards.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Rental income: Rental income primarily consists of regular rental payments from commercial tenants who operate convenience stores within the parks. It also includes rental payments from operators of amusement facilities in Mangshi and Yueyang, such as boat rides, water park, animal encounter and ice rink. Such operators are fully responsible for the profits and losses of their businesses. Rental income is recognized on a time proportion basis over the lease terms. Lease payments are the revenue is net of any rebates when customer make cash prepayment to the prepaid cards.

Park service revenue: The Company’s recognition of park service revenue occurs when a service is completed.

Costs of revenue consisted primarily of compensation of operational employees, depreciation of amusement facilities, daily maintenance costs, utility bills and rental fee, etc. For the fiscal years ended September 30, 2023, September 30, 2022 and September 30, 2021, the Company had $12.47 million, $11.62 million and $11.69 million in costs of revenue, respectively.

Administrative expenses consisted primarily of compensation of administrative and management employees, depreciation of computer and furniture and professional fees, etc. For the fiscal years ended September 30, 2023, September 30, 2022 and September 30, 2021, the Company had $5.40 million, $4.07 million and $2.51 million in administrative expenses, respectively.

Advertising costs

The costs of other advertising, promotion, and marketing programs are charged to operations when incurred. As of September 30, 2023 and September 30, 2022, the Company had $1.54 million and $1.53 million in prepaid advertising, respectively. The amounts capitalized are included in other current assets.

Advertising expense was $3.69 million, $4.91 million and $5.60 million for the fiscal years ended September 30, 2023, September 30, 2022 and September 30, 2021, respectively. These amounts are presented within “Selling expenses”.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation is computed using the straight-line method over the useful lives of the assets. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income.

Depreciation related to property, plant and equipment used in production is reported in cost of sales, and includes amortized amounts related to capital leases. We estimated that the residual value of the Company’s property and equipment ranges from 3% to 5%. Property, plant and equipment are depreciated over their estimated useful lives as follows:

Machinery	10 years
Electronic equipment	3 years
Office equipment	3 – 5 years
Park facilities	20 years
Vehicles	4 years
Other	10 years

Foreign Currency and Other Comprehensive Income (Loss)

The financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency; however, the reporting currency of the Company is the USD. Assets and liabilities of the Company’s foreign subsidiaries have been translated into USD using the exchange rate at the balance sheet dates, while equity accounts are translated using historical exchange rate. The exchange rate we used to convert RMB to USD was 7.18, 7.10 and 6.49 at the balance sheet dates of September 30, 2023, September 30, 2022 and September 30, 2021, respectively. The average exchange rate for the period has been used to translate revenues and expenses. The average exchange rates we used to convert RMB to USD were 7.05, 6.58 and 6.50 for fiscal year 2023, fiscal year 2022 and fiscal 2021, respectively. Translation adjustments are reported separately and accumulated in a separate component of equity (cumulative translation adjustment).

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

We use the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

ASC Topic 740-10-30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740-10-25 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

Lease

We adopted ASU No. 2016-02, Leases (Topic 842), or ASC 842, from January 1, 2020. We determine if an arrangement is a lease or contains a lease at lease inception. For operating leases, we recognize a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of our leases do not provide an implicit rate, we estimate our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The ROU assets also include any lease payments made, net of lease incentives. Lease expense is recorded on a straight-line basis over the lease term. Our leases often include options to extend and lease terms include such extended terms when we are reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when we are reasonably certain not to exercise those options.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profits to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss.

New Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”) “Financial Instruments — Credit Losses” (“ASC 326”): Measurement of Credit Losses on Financial Instruments,” which requires the measurement and recognition of expected credit losses for financial assets to be held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model which requires the use of forward-looking information to calculate credit loss estimates. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. In November 2019, the FASB issued ASU 2019-10 “Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” (“ASC 2019-10”), which defers the effective date of ASU 2016-13 to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, for public entities which meet the definition of a smaller reporting company. The Company will adopt ASU 2016-13 effective January 1, 2023. Management is currently evaluating the effect of the adoption of ASU 2016-13 on the consolidated financial statements. The effect will largely depend on the composition and credit quality of our investment portfolio and the economic conditions at the time of adoption.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the accompanying consolidated financial statements.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. ADVANCES TO SUPPLIERS AND OTHER CURRENT ASSETS

The amount of other current assets consisted of the following:

	September 30, 2023	September 30, 2022
Prepayments for advertisements	$1,540,646	$1,525,864
Prepayment of projects	12,535,168	-
Prepayments of land leases	357,255	461,886
Total	$14,433,069	$1,987,750

On September 28, 2023, Nanping Golden Heaven signed an amusement park construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $25.07 million (RMB180 million). The planned project construction period is 12 months, from October 1, 2023 to September 31, 2024. Nanping Golden Heaven paid $12.54 million (RMB90 million) in September 2023.

4. OTHER NON-CURRENT ASSETS

The amount of other non-current assets consisted of the following:

	September 30, 2023	September 30, 2022
Prepayment of projects	$28,413,048	$13,944,055
Prepayments of land leases	545,505	159,139
Deposit	59,333	64,227
Total	$29,017,886	$14,167,421

As of September 30, 2023, prepayment of projects was $40.95 million.

On July 16, 2021, Yueyang Jinsheng Amusement Development Co., Ltd. signed an amusement park construction contract with Fujian Xiangning Construction Engineering Co., Ltd. in the amount of $66.85 million (RMB480 million). The planned project construction period is 24 months, from July 1, 2021 to December 31, 2024. Yueyang Jinsheng Amusement Development Co., Ltd. paid $10.03 million (RMB72 million) in August 2021. On September 22, 2023, the Company recovered $5.29 million (RMB38 million).

On September 27, 2023, Nanping Golden Heaven signed an amusement park construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $37.61 million (RMB270 million). The planned project construction period is 18 months, from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $13.93 million (RMB100 million) in September 2023.

On September 27, 2023, Nanping Golden Heaven signed an amusement park construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $19.50 million (RMB140 million). The planned project construction period is 18 months, from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $9.75 million (RMB70 million) in September 2023.

As of September 30, 2022, prepayment of projects was $13.94 million.

On July 16, 2021, Yueyang Jinsheng Amusement Development Co., Ltd. signed a construction contract with Fujian Xiangning Construction Engineering Co., Ltd. in the amount of $67.61 million (RMB480 million). The planned project construction period is 24 months, from July 1, 2021 to December 31, 2024. Yueyang Jinsheng Amusement Development Co., Ltd. paid $10.14 million (RMB72 million) in August 2021. The Company recovered $5.29 million (RMB38 million) in September 2023.

On July 16, 2021, Tongling Jinsheng Amusement Investment Co., Ltd. signed a construction contract with Fujian Xiangning Construction Engineering Co., Ltd. in the amount of $6.90 million (RMB49.55 million). The planned project construction period is 18 months, from July 1, 2021 to December 31, 2024. Tongling Jinsheng Amusement Investment Co., Ltd. paid in $3.80 million (RMB27 million) in August 2021. The project was completed in April 2023. The Company had $3.14 million unpaid (RMB22.55 million) as of September 30, 2023.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	September 30,
	2023	2022
Machinery	$18,766,983	$18,081,140
Office equipment	59,640	50,171
Electronic equipment	136,398	122,723
Vehicle	12,924	38,422
Park facilities	31,420,945	24,814,763
Subtotal	50,396,890	43,107,219
Less: Accumulated depreciation	(18,075,247)	(15,325,132)
Total	$32,321,643	$27,782,087

Depreciation expense included in general and administration expenses for the fiscal years ended September 30, 2023, 2022 and 2021 was $1,230, $1,683 and $12,583, respectively. Depreciation expense included in cost of sales for the fiscal years ended September 30, 2023, 2022 and 2021 was $3,365,574, $3,195,032 and $3,287,291, respectively.

6. LEASES

The Company’s noncancelable operating leases consist of leases for office space and land. The Company is the lessee under the terms of the operating leases. For the fiscal year ended September 30, 2023 and 2022, the operating lease cost was $6.15 million and $6.65 million, respectively.

The Company’s operating leases have remaining lease terms that range from approximately 1 year to 20 years. As of September 30, 2023 and 2022, the weighted average remaining lease term and weighted average discount rate were 11.42 years and 10.51 years, 4.88% and 4.90%, respectively.

Maturities of lease liabilities were as follows:

Year ending September 30, 2023	Operating Lease
2024	$639,745
2025	645,325
2026	663,001
2027	681,520
2028	704,401
From 2029 to June 30, 2038	4,898,072
Total	$8,232,064
Less: amounts representing interest	$2,080,860
Present value of future minimum lease payments	6,151,204
Less: Current obligations	346,005
Long term obligations	$5,805,199

Maturities of lease liabilities were as follows:

Year ending September 30, 2022	Operating Lease
2023	$744,018
2024	646,954
2025	652,597
2026	670,472
2027	689,200
From 2028 to June 30, 2038	5,665,601
Total	$9,068,842
Less: amounts representing interest	$2,420,472
Present value of future minimum lease payments	6,648,370
Less: Current obligations	427,855
Long term obligations	$6,220,515

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. ACCOUNTS PAYABLE

The amount of accounts payable consisted of the following:

	September 30, 2023	September 30, 2022
Payable of projects	$3,140,756	$-
Park facilities	1,119,064	-
Total	$4,259,820	$-

The payables for park facilities mainly are infrastructure work for the amusement park.

8. ACCRUED EXPENSES AND OTHER PAYABLES

The amount of accrued expenses and other payables consisted of the following:

	September 30, 2023	September 30, 2022
Payable for projects	$2,075,267	$2,098,650
Audit fees	300,000	300,000
Accrued salaries	533,788	502,452
Others	128,037	218,460
Total	$3,037,092	$3,119,562

9. TAX PAYABLE

The amount of tax payable consisted of the following:

	September 30, 2023	September 30, 2022
Income tax payable	$861,948	$2,362,810
Other payables	150,155	373,335
Total	$1,012,103	$2,736,145

10. OTHER NON-CURRENT LIABILITIES

The amount of other non-current liabilities consisted of the following:

	September 30, 2023	September 30, 2022
Tenant deposit	237,472	282,402
Total	$237,472	$282,402

The tenant deposits are deposits made by the tenant of food stalls, family zoo and other leased out facilities.

11. ADVANCES FROM CUSTOMERS

The amount of advances from customers consisted of the following:

	September 30, 2023	September 30, 2022
Amusement park card recharge	$5,732,349	$9,645,494
Total	$5,732,349	$9,645,494

12. LOAN PAYABLES

Short term loans — banks

Outstanding balances on short-term bank loans consisted of the following:

Institute name	Maturity	Guarantee	Collateral/ earnings	September 30, 2023	September 30, 2022
China Construction Bank	January, 2024	4.25%	Xuezheng Chen	$139,280	$—
China Construction Bank	January, 2023	4.25%	Xuezheng Chen	$-	$140,849

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY BALANCES

As of September 30, 2023, the amount due to the related parties consisted of the following:

Name	Amount (US$)	Relationship	Note
Qiong Jin	$602,355	Chairman of the Company	Other payables
Shareholders	5,000	Shareholders	Repurchase of ordinary shares
Total	$607,355

As of September 30, 2022, the amount due to the related parties consisted of the following:

Name	Amount (US$)	Relationship	Note
Qiong Jin	$899,965	Chairman of the Company	Other payables
Shareholders	5,000	Shareholders	Repurchase of ordinary shares
Total	$904,965

14. INCOME TAX

Effective on January 1, 2008, the Taxation Law of PRC stipulates that domestic enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform tax rate of 25%. Under the PRC tax law, companies are required to make provision of income tax expenses based on 25% tax rate; companies that received preferential tax rates are also required to use a 25% tax rate for their installment tax payments. The overpayment, however, will not be refunded and can only be used to offset future tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the fiscal years ended September 30, 2023, 2022 and 2021, the Company had no unrecognized tax benefits.

The Company has not provided deferred tax assets from foreign subsidiaries’ operating losses, because currently no foreign business operations and no future income are anticipated.

The amount of unrecognized deferred tax liabilities for temporary differences related to dividends from foreign subsidiaries is not determined, because such determination is not practical.

The Company has not provided deferred taxes on undistributed earnings attributable to its PRC subsidiaries, as such undistributed earnings are to be permanently reinvested.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefits within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

For the fiscal years ended September 30, 2023, 2022 and 2021, the Company had current income tax expenses of $4,240,039, $6,344,963 and $4,731,803, respectively.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of September 30, 2023, 2022 and 2021 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Below is the reconciliation of the differences between the statutory Enterprise Income Tax rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	2023	2022	2021
Income before income tax	$10,789,623	$20,237,417	$18,312,178
Income tax computed at statutory EIT rate (25%)	2,697,406	5,059,354	4,578,045
Deferred tax assets - losses not recognized	1,542,633	1,285,609	153,758
Total	$4,240,039	$6,344,963	$4,731,803

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EQUITY

The Company was established under the laws of Cayman Islands on January 22, 2020. The authorized number of ordinary shares is 500,000,000 shares with a par value of $0.0001 per ordinary share. There were 100,000,000 ordinary shares issued and outstanding as of September 30, 2021.

The Company repurchased 50,000,000 ordinary shares from its shareholders on December 31, 2022.

On April 14, 2023, the Company closed the initial public offering (the “IPO”), relating to the Company’s 1,750,000 ordinary shares. The Ordinary Shares were priced at $4.00 per share, for aggregate net proceeds to the Company of $6,189,914, after deducting fees to the placement agent and other offering expenses payable by the Company.

During the fiscal years ended September 30, 2023, 2022 and 2021, the Company’s PRC subsidiaries collectively contributed $89,940, $363,257 and $629,936 of retained earnings to their statutory reserves, respectively.

16. COMMITMENTS AND CONTINGENCIES

Commitments

As of September 30, 2023, Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Nanping Golden Heaven”) entered into three construction contracts that did not yet commence of approximately US$82.18 million.

On September 27, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd. (“Fujian Xinchang”) in the amount of $37.61 million (RMB270 million). The planned project construction period is 18 months, from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $13.93 million (RMB100 million) in September 2023.

On September 27, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang in the amount of $19.50 million (RMB140 million). The planned project construction period is 18 months, from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $9.75 million (RMB70 million) in September 2023.

On September 28, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang in the amount of $25.07 million (RMB180 million). The planned project construction period is 12 months, from October 1, 2023 to September 31, 2024. Nanping Golden Heaven paid $12.54 million (RMB90 million) in September 2023.

The Company expects to invest an additional amount of US$45.97 million in the three construction projects. We plan to use cash flow from the operations and may rely on future financing to fund the construction.

As of September 30, 2022, the Company had no other commitments.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. RISKS AND UNCERTAINTIES

Contingencies

Three putative class action lawsuits were filed on December 8, 2023, December 19, 2023 and January 17, 2024 by certain shareholders against the Company, our Chief Executive Officer, Qiong Jin, our Chief Financial Officer, Jinguang Gong and our independent directors in the Supreme Court of the State of New York (Case No. 161978/2023) and United States District Court for the Central District of California (Case No. 2:23-cv-10619-HDV-SK and Case No. 2:24-cv-00423-SVW-AJR). Two complaints filed in United States District Court for the Central District of California on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and generally allege that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. One complaint filed in the Supreme Court of the State of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period asserts claims that the plaintiffs were economically damaged, and generally alleges that the defendants violated sections 11 and 15 of the Securities Exchange Act of 1933, as amended, by making allegedly inaccurate, untrue and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects.

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Impact of the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus was reported and spread throughout China and to other parts of the world. On March 11, 2020, the World Health Organization declared the outbreak as a “pandemic.” In early 2020, the Chinese government took emergency measures to combat the spread of the virus, including the imposition of quarantines, travel restrictions, and temporary closures of office buildings and facilities in China. Substantially all of our revenues are generated in China. In response to the evolving dynamics related to the COVID-19 pandemic, the Company has followed the guidelines of local government authorities and prioritized the health and safety of its employees, suppliers and business partners. Protecting children against the pandemic is the prime concern in the society. Children’s activities frequently involve group gatherings, and, thus, children have been greatly impacted by the pandemic.

PRC Regulations

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. We are considered foreign persons or foreign funded enterprises under PRC laws and, as a result, we are required to comply with PRC laws and regulations related to foreign persons and foreign funded enterprises. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

18. SUBSEQUENT EVENTS

On February 7, 2024, Mangshi Jinsheng Amusement Park disposed of old equipment to Fujian Xiangning Construction Engineering Co., Ltd. for a consideration of $652,285 (RMB4.60 million).