Form 20-F
period 2024-09-30
GOLDEN HEAVEN GROUP HOLDINGS LTD.
filed 2025-01-27
CIK 1928340

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

Jin Xu, Chief Executive Officer and Chairman of the Board of Directors

Telephone: +86 0599 8508022

Email: xj@jsyoule.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: An aggregate of 4,123,604 Class A ordinary shares, and 200,000 Class B ordinary shares, as of September 30, 2024.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“BVI” are to the British Virgin Islands;

●	“China” and the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to Class A ordinary shares of the Company, par value $0.005 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of the Company, par value $0.005 per share;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Nasdaq” are to Nasdaq Stock Market LLC;

●	“operating entities” are to the six subsidiaries that conduct our operations in China, consisting of Changde Jinsheng Amusement Development Co., Ltd., Qujing Jinsheng Amusement Investment Co., Ltd., Tongling Jinsheng Amusement Investment Co., Ltd., Yuxi Jinsheng Amusement Development Co., Ltd., Yueyang Jinsheng Amusement Development Co., Ltd., and Mangshi Jinsheng Amusement Park Co., Ltd.;

●	“ordinary shares” or “Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$,” “USD” and “U.S. dollars” are to the legal currency of the United States; and

●	“we,” “the Company,” “us,” “our company,” “our” are to Golden Heaven Group Holdings Ltd., our Cayman Islands holding company, unless the context suggests otherwise, and also includes its subsidiaries when describing the consolidated financial information of Golden Heaven Group Holdings Ltd.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2024, 2023, and 2022. The financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency; however, the reporting currency of the Company is the USD. Assets and liabilities of the Company’s foreign subsidiaries have been translated into USD using the exchange rate at the balance sheet dates, while equity accounts are translated using historical exchange rate. The exchange rate we used to convert RMB to USD was 7.00, 7.18 and 7.10 at the balance sheet dates of September 30, 2024, September 30, 2023 and September 30, 2022, respectively. The average exchange rate for the period has been used to translate revenues and expenses. The average exchange rates we used to convert RMB to USD were 7.11, 7.05 and 6.58 for fiscal year 2024, fiscal year 2023 and fiscal 2022, respectively. Translation adjustments are reported separately and accumulated in a separate component of equity (cumulative translation adjustment).

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

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The operating entities’ ability to operate in China may be harmed by changes in Chinese laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The PRC central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on the operating entities’ part for compliance with such regulations or interpretations. Government actions in the future could significantly affect economic conditions in China or particular regions thereof, and could require the operating entities to materially change their operating activities or divest themselves of any interests they hold in Chinese assets. The operating entities’ business may be subject to various types of government and regulatory interference, such as requiring the operating entities to conduct a cybersecurity review. The operating entities may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The operating entities’ operations could be adversely affected by existing or future laws and regulations relating to the amusement park business or industry.

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

The Regulations on the Administration of Cyber Data Security (the “Data Security Regulations”) was promulgated by SCNPC on September 24, 2024 and took effect on January 1, 2025. According to the Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cybersecurity review when carrying out the following activities: (i) the merger, reorganization, or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affect or may affect national security; (ii) data processors that handle personal data of more than one million individuals intend to list on a foreign stock exchange; (iii) data processors intend to list on Hong Kong exchange, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security.

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

There remains uncertainty as to how the Cybersecurity Review Measures and the Data Security Regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Data Security Regulations. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. Furthermore, many specific requirements of the Personal Information Protection Law and other laws related to data securities remain to be clarified by the CAC, other regulatory authorities, and the courts, for practical application. We may be required to adjust business practices to comply with the personal information protection laws and regulations. There is no assurance that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed to be applicable to the operations of the operating entities. There is no certainty as to how such review or prescribed actions would impact such operations and we cannot guarantee that any clearance can be obtained, or maintained, if approved, or any actions that may be required can be taken in a timely manner, or at all.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing provident funds for their employees. In the years of 2022, 2023 and 2024, the operating entities did not pay social insurance contributions and housing provident fund contributions in full for all of the employees. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the outstanding social insurance contributions within the deadline and may be liable to a late payment fee which equals to 0.05% of the outstanding amount for each day of delay. The employer also may be liable to a fine from one to three times the amount of the outstanding contributions if it fails to make such payments. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it may be subject to a fine ranging from RMB10,000 or RMB50,000 and an application may be made to a local court for compulsory enforcement. These laws are designed to enhance labor protection tend to increase the operating entities’ labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, the operating entities’ employment practices may not be at all times be deemed in compliance with the regulations. As a result, they could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

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

For the fiscal years ended September 30, 2024, 2023, and 2022, our revenue was US$22,333,251, US$31,786,802 and US$41,788,196, respectively. For the same fiscal years, our net income (loss) was US$(1,796,552), US$6,549,584, and US$14,328,374, respectively. The results of operations of the operating entities may vary from period to period in response to a variety of factors beyond our control, including general economic conditions, regulatory actions pertaining to the amusement park industry, changes in guest spending and preferences, as well as non-recurring charges incurred in connection with extraordinary transactions. Due to these and other factors, our historical financial performance, growth rates, profitability and operating results may not indicate future performance and you should not rely on them to predict our future performance.

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

All of the parks managed by the operating entities or leased to third parties are located on properties leased from the local governments in China. Although the operating entities are entitled to the right of first refusal to renew all of the current leases upon their expiration and have maintained good relationships with the governments, there is no assurance that the operating entities will be able to renew such leases on commercially reasonable terms, or at all. In the event that the operating entities are unable to renew the current leases, they will be forced to relocate and may not be able to find suitable alternative premises. Even if they are able to find desirable alternative locations, they may incur extraordinary relocation costs, hefty rental payments and significant managerial expenses. If any of these events occurs, the operating entities’ business, and, in turn, our financial condition and results of operations may be materially and adversely affected.

We have entered into long-term lease arrangements, which involve risks and uncertainties. A failure of such arrangement could have a material adverse effect on our business and results of operations.

We have entered into long-term lease agreements with Fuzhou Yibang Amusement Park Co., LTD (“Fuzhou Yibang”). On November 12, 2024, we leased the entirety of Tongling West Lake Amusement World and Yueyang Amusement World to Fuzhou Yibang for a 10-year term, with an initial annual rental income of RMB30 million and RMB20 million, respectively, increasing by 2% annually. On December 24, 2024, we leased the entirety of Yunnan Yuxi Jinsheng Amusement Park, Changde Jinsheng Amusement Park, and Qujing Jinsheng Amusement Park to Fuzhou Yibang for a 10-year term, with an initial annual rental income of RMB22 million, RMB23 million and RMB7 million, respectively, increasing by 2% annually. While we believe these agreements will help reduce operational costs and improve asset utilization, they expose us to substantial risks and uncertainties. including the risk of the Fuzhou Yibang failing to satisfy its obligations, which may result in certain liabilities to us for any related commitments, the uncertainty created by challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and the other party to our business collaborations and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. As a result, such strategic collaborations may involve risks such as the possibility that a counterparty in a business arrangement might become bankrupt, be unable to meet its contractual obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or take actions that are contrary to our instructions or to applicable laws and regulations. In addition, we may be unable to take action without the approval of our business partner, or our partner could take binding actions without our consent. Consequently, actions by a partner or other third party could expose us to claims for damages, financial penalties, and reputational harm, any of which could have an adverse effect on our business, financial condition, and results of operations.

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

In the fiscal years of 2024, 2023 and 2022, a significant portion of the operating entities’ revenue was generated in Hunan Province, China. Any risks described in this annual report, such as the occurrence of natural disasters and travel-related disruptions, affecting Hunan Province may materially adversely affect the business of the operating entities, especially if they have the effect of decreasing park attendance or, in extreme cases, cause park closures for any period of time, which could adversely affect our financial condition, or results of operations.

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

The dual class structure of our ordinary shares has the effect of concentrating voting control with our Class B shareholder and his interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 200 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Mr. Cuizhang Gong, beneficially owns 200,000, or 100%, of our Class B ordinary shares through YITONG ASIA INVESTMENT PTE. LTD., an exempt private company limited by shares incorporated in Singapore that is 100% owned by Cuizhang Gong. As a result, Mr. Cuizhang Gong owns more than a majority of the aggregate voting power of our issued and outstanding ordinary shares. Mr. Cuizhang Gong has substantial influence over our business, including the power to make decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares.

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

Mr. Cuizhang Gong beneficially owns 200,000, or 100%, of our Class B ordinary shares through YITONG ASIA INVESTMENT PTE. LTD., an exempt private company limited by shares incorporated in Singapore that is 100% owned by Cuizhang Gong. As a result, Cuizhang Gong owns more than a majority of the aggregate voting power of our issued and outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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

Sales of the Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of Class A Ordinary Shares to decline. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 34,323,604 Class A Ordinary Shares are issued and outstanding and 7,123,604 Class A Ordinary Shares are freely tradable as of the date of this annual report. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

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

We are subject to the periodic reporting requirements of the Exchange Act. We design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our management has concluded that, as of September 30, 2024, our disclosure controls and procedures were not effective, due to the following material weaknesses: (1) we do not have sufficient in-house personnel with sufficient knowledge of the U.S. GAAP and SEC reporting rules; and (2) we are aware that due to the lack of skillful or experienced staff, some of whom may be positioned in conflicting, overlapping or incompatible duties, the risk of human error may be increased. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.”

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

On April 12, 2024, JINZHENG INVESTMENT CO PTE. LTD. (“JINZHENG”), a Singapore company that had held 5,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares of the Company and is 100% owned by Qiong Jin, entered into a share purchase agreement with YITONG ASIA INVESTMENT PTE. LTD. (“YITONG”), an exempt private company limited by shares incorporated in Singapore that is 100% owned by Cuizhang Gong, pursuant to which JINZHENG has agreed to sell to YITONG, and YITONG has agreed to purchase from JINZHENG, all of JINZHENG’s right, title and interest in and pertaining to 10,000,000 Class B ordinary shares of the Company at a purchase price of $0.30 per share. The Shares were transferred to YITONG on April 17, 2024. In connection with the share purchase agreement, YITONG’s obligations are secured by a personal guarantee executed by Cuizhang Gong, YITONG’s director and sole shareholder.

On June 9, 2024, the Company entered into a Strategic Investment Consulting Agreement (the “Investment Consulting Agreement”) with Xiangyun Investment Co., LTD., an investment and strategic consulting company located in Hong Kong (“Xiangyun”), pursuant to which the Company has agreed to (i) entrust Xiangyun to serve as an investment consultant to assist in introducing qualified strategic investors to the Company, (ii) issue to Xiangyun 2,500,000 Class A Ordinary Shares of the Company as the basic service remuneration by August 31, 2024, and (iii) issue to Xiangyun an additional 2,500,000 Class A Ordinary Shares, if Xiangyun introduces qualified investors to the Company and such investment is completed within one year from the date of the Investment Consulting Agreement.

On June 13, 2024, the Company entered into a Strategic Acquisitions Consulting Agreement with Lacius Investment Ltd., a strategic business management consulting company located in the Republic of Seychelles (“Lacius”), pursuant to which the Company has agreed to (i) entrust Lacius to serve as a consultant for potential asset acquisition opportunities to assist in identifying suitable target assets in line with the Company’s strategic objectives, and (ii) issue to Lacius 2,500,000 Class A Ordinary Shares as service remuneration by August 31, 2024.

On June 14, 2024, the Company entered into a Business Development & Marketing Consulting Agreement with SANSAGE CAPITAL CO., LIMITED (“Sansage”), pursuant to which the Company has agreed to (i) entrust Sansage to serve as a consultant to provide consulting services for the Company’s business development, sales strategies, promotion and marketing planning, etc. in the Southeast Asian market, and (ii) issue to Sansage 2,500,000 Class A Ordinary Shares as service remuneration by August 31, 2024.

On July 1, 2024, the Company entered into Securities Purchase Agreement with certain investors for a private placement offering of 120,000,000 Class A Ordinary Shares and Warrants to purchase up to 240,000,000 Class A Ordinary Shares. The Warrants have an exercise price of $0.20 per share (subject to adjustment as set forth in the Warrants), are exercisable on or after July 1, 2024 and will expire five (5) years after that date. The Warrants contain standard adjustments to the exercise price, including for stock splits, stock dividends and reclassifications.

On August 2, 2024, the Company entered into a share purchase agreement (the “Agreement”) with an investor (the “Investor”). Pursuant to the Agreement, the Investor agreed to purchase, and the Company agreed to issue and sell to the Investor, (i) 15,000,000 Class A ordinary shares of the Company, par value of $0.0001 per share (the “Shares”), at a purchase price of $0.15 per share, and (ii) a warrant to purchase up to 30,000,000 Class A ordinary shares of the Company at an exercise price of US$0.20 per share (the “Warrant”), for an aggregate purchase price of $2,250,000 (the “Offering”). The Warrant is exercisable immediately and shall terminate upon the earliest to occur of the following: (a) the expiration of the period of five years as of the date of the Warrant; or a sale of the Company, which means (i) any sale, transfer or other disposition to another company of all or substantially all of the Company’s assets, (ii) the sale of shares of the Company resulting in more than 50% of the voting power of the Company or of the surviving entity being vested in persons other than the persons who own 50% or more of the voting power of the Company immediately prior to the effectiveness of such transaction, or (iii) a merger or consolidation of the Company resulting in more than 50% of the voting power of the Company or of the surviving entity being vested in persons other than the persons who own 50% or more of the voting power of the Company immediately prior to the effectiveness of such transaction. The Shares and the Warrant were offered under the Company’s registration statement on Form F-3 (File No. 333-279942), initially filed with the U.S. Securities and Exchange Commission on June 4, 2024, and declared effective on June 27, 2024 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the U.S. Securities and Exchange Commission on August 8, 2024. The Agreement, the transactions contemplated thereby, and the issuance of the Shares and Warrant have been approved by the Company’s board of directors.

On November 18, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors. The investors agreed to subscribe for and purchase from the Company, through a private placement, a total of 20,000,000 Class A Ordinary Shares for a total purchase price of US$25.2 million. In the event that the Company fails to meet certain operational and financial targets by September 30, 2027, the Company will issue up to 10,000,000 Class A Ordinary Shares to the investors for no additional consideration. The Company will use the proceeds from issuance of Class A Ordinary Shares for acquisition, upgrade, development, operation and maintenance of parks. In addition, pursuant to the Securities Purchase Agreement, the Company will issue warrants (the “Warrants”) to the investors granting the investors the right to purchase up to 40,000,000 Class A Ordinary Shares in aggregate at an exercise price of US$1.386. The Warrants will expire five (5) years after issuance. The Warrants contain standard adjustments to the exercise price. Also on November 18, 2024, the Company entered into a series of amendments to warrant with existing holders of warrants, pursuant to which, (i) the exercise price were amended to be US$1.386, and (ii) the existing holders of warrants agreed to exercise their respective warrants in whole concurrently with execution of such amendment.

The following diagram illustrates our corporate structure as of the date of this annual report. All percentages in the following diagram reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares will be entitled to 200 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share.

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

Recent Developments

On May 9, 2024, the Company’s board of directors (the “Board”) granted 9,800,000 Class A ordinary shares of the Company, par value $0.0001, pursuant to the Company’s 2024 Omnibus Equity Plan, to certain officers, directors and employees of the Company.

In 2024, Yueyang Jinsheng Amusement Development Co., Ltd. (“Yueyang Jinsheng”) reached a settlement with two parties with respect to a dispute over a contract with contractors. According to the settlement agreement, Yueyang Jinsheng is required to pay RMB3,700,000, of which amount, RMB500,000 is due before February 8, 2024 (which has been paid as of the date of this report), RMB500,000 is due before June 30, 2024 (which has been paid as of the date of this report), RMB500,000 is due before December 30, 2024, and the balance is due before June 30, 2025. As of the date of this report, the settlement amount has not been fully paid.

Three putative class action lawsuits were filed on December 8, 2023, December 19, 2023 and January 17, 2024 by certain shareholders against the Company, our then Chief Executive Officer, Qiong Jin, our then Chief Financial Officer, Jinguang Gong and our independent directors in the Supreme Court of the State of New York (Case No. 161978/2023) and United States District Court for the Central District of California (Case No. 2:23-cv-10619-HDV-SK and Case No. 2:24-cv-00423-SVW-AJR). The above two complaints filed in United States District Court for the Central District of California on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and generally allege that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. Plaintiffs in the matter filed in the United States District Court for the Central District of California filed motion to consolidate the two matters and appoint lead plaintiff and lead counsel. The Court held a hearing on the motions on April 11, 2024, consolidated the actions, appointed Rahul Patange (“Patange”) as Lead Plaintiff in the consolidated action, and Pomerantz LLP as lead counsel. The consolidated action will now proceed under the Case No. 2:23-cv-10619-HDV-SK. The parties have agreed on a briefing schedule for the Lead Plaintiff to file an amended complaint and for defendants to respond to the newly amended complaint. The above complaint filed in the Supreme Court of the State of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period asserts claims that the plaintiffs were economically damaged, and generally alleges that the defendants violated sections 11 and 15 of the Securities Exchange Act of 1933, as amended, by making allegedly inaccurate, untrue and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. Plaintiffs amended the Supreme Court of the State of New York complaint on February 14, 2024. On April 15, 2024, Revere Securities, LLC and R.L. Lafferty & Co. (collectively, the “Underwriter Defendants”) filed a cross-claim in the New York matter against the Company for indemnification pursuant to the Underwriter Agreement dated, April 11, 2023. The Company is actively conducting a legal internal investigation pertaining to the allegations presented in these complaints. As of the date of this annual report, the Company has filed an answer to the Supreme Court of the State of New York amended complaint and the Underwriter Defendants’ cross- claims. The Company has filed a motion to dismiss the consolidated Class Action (Case No. 2:23cv10619-HDV-SK) pending in the United States District Court for the Central District of California. The Company’s motion to dismiss is fully briefed and is currently scheduled for a hearing before the Court on January 30, 2025. The Company strongly denies any wrongdoing, and intends to continue vigorously defend all of the matters. Since the lawsuits are still in the preliminary stage, the Company is currently unable to estimate the potential outcome, if any, associated with the resolution of the lawsuits.

Since September 30, 2023, Mangshi Jinsheng Amusement Park, one of the Company’s amusement parks, has been temporarily closed. Such park closure was a strategic decision to explore the future business development of the park. Mangshi Jinsheng Amusement Park may be re-opened in the future with a new business model, once the detailed plans are finalized by the Company’s management.

On July 12, 2024, Qujing Jinsheng Amusement Park, one of the Company’s existing amusement parks, was temporarily closed due to the need for electrical conversion and maintenance, as mandated by the local government in Qujing City. Since October 10, 2024, the Qujing Jinsheng Amusement Park has resumed its operation and the mandated electrical conversion and maintenance have been completed.

With respect to the matters raised in Hindenburg Research’s report on the Company, the Company’s board of directors (the “Board”) conducted an internal investigation. The counsel leading such internal investigation gave a full and comprehensive verbal report to the Board about the findings of the internal investigation. The Board has carefully considered such findings and decided to conclude this matter.

On November 12, 2024, Tongling Jinsheng Amusement Investment Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang Amusement Park Co., LTD (“Fuzhou Yibang”) to lease the entirety of Tongling West Lake Amusement World, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent is set at RMB30 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. On the same day, Yueyang Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Yueyang Amusement World, one of the Company’s amusement parks (together with Tongling West Lake Amusement World, the “Parks”), to Fuzhou Yibang for a term of 10 years. The annual rent is set at RMB20 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease term and for each year thereafter. Fuzhou Yibang has undertaken to use the Parks only for legal amusement business activities and not to change the use of the Parks. The Company believes that by leasing of the Parks, it can reduce operational costs and risks, improve asset utilization, and enhance the stability of cash flows, creating favorable conditions for sustainable development.

On December 24, 2024, the Company entered into a series of long-term lease agreements with Fuzhou Yibang. Yuxi Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Yunnan Yuxi Jinsheng Amusement Park, located in Yuxi City, Yunnan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB22 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Changde Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Changde Jinsheng Amusement Park, located in Changde City, Hunan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB23 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Qujing Jinsheng Amusement Investment Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Qujing Jinsheng Amusement Park, located in Yujing City, Yunnan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB7 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Fuzhou Yibang has undertaken to use all three amusement parks only for legal amusement business activities and not to change their use. The Company believes that by leasing of the three amusement parks, it can reduce operational costs and risks, improve asset utilization, and enhance the stability of cash flows, creating favorable conditions for sustainable development.

On January 8, 2025, the Company, through Nanping Golden Heaven Amusement Park Management Co., Ltd. (the “Nanping Golden Heaven”), a subsidiary of the Company, signed a long-term service agreement (the “Service Agreement”) with Fuzhou Yibang. Pursuant to the Service Agreement, Nanping Golden Heaven will provide a fully integrated amusement park management software suite to Fuzhou Yibang, including ticket sales, membership management, event planning, data analytics, and custom modules. Additionally, Nanping Golden Heaven will offer three years of maintenance services to Nanping Golden Heaven, including trouble-solving, system optimization and ongoing support. In consideration of the services, Fuzhou Yibang agrees to pay a service fee of RMB 15 million (approximately US$2.1 million) to Nanping Golden Heaven.

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

Our revenue is primarily generated from the Chinese operating entities’ selling access to rides and attractions, charging fees for special event rentals, and collecting regular rental payments from commercial tenants. Our revenue and net income have remained largely stable over the years. For the fiscal years ended September 30, 2024, 2023, and 2022, our revenue was US$22,333,251, US$31,786,802 and US$41,788,196, respectively, our net income/(loss) was US$(1,796,552), US$6,549,584 and US$14,328,374, respectively, and the number of guest visits at the parks totaled approximately 1.32 million, 1.87 million and 2.41 million, respectively.

Description of Parks

In the last three fiscal years, the operating entities’ parks were generally open daily from 9:00 AM to 10:00 PM. Each park is managed by a full-time onsite professional team which is responsible for operations and management of such park. The following chart summarizes certain key business and geographical information about each park.

Name of park	Location	Year opened	Size (square meters)	Local population (millions)	Number of rides and attractions
Yunnan Yuxi Jinsheng Amusement Park	Yuxi City, Yunnan Province, China	2008	About 7,000	2.24	22
Mangshi Jinsheng Amusement Park	Mangshi City, Yunnan Province, China	2016 (temporarily closed)	About 5,667	0.44	18
Qujing Jinsheng Amusement Park	Qujing City, Yunnan Province, China	2014	About 7,000	5.76	22
Changde Jinsheng Amusement Park	Changde City, Hunan Province, China	2013	20809.51	6.07	25
Tongling West Lake Amusement World	Tongling City, Anhui Province, China	2017	84918.05	1.31	28
Yueyang Amusement World	Yueyang City, Hunan Province, China	2018	About 302,667	5.05	26

Yuxi Jinsheng Amusement Park

Yuxi Jinsheng Amusement Park features a double flying ride, luxury carousel, pirate ship, and bumper cars. As of the date of this annual report, its management team consists of approximately 108 members and it can accommodate approximately 530 guests at full operating capacity. For the fiscal years ended September 30, 2024, 2023, and 2022, it attracted approximately 284,000, 340,000 and 370,000 guests, respectively. Yuxi Jinsheng Amusement Development Co., Ltd., one of the operating entities, has leased Yuxi Jinsheng Amusement Park to Fuzhou Yibang Amusement Park Co., LTD for a ten-year period beginning December 23, 2024.

Mangshi Jinsheng Amusement Park

Mangshi Jinsheng Amusement Park features a Ferris wheel, luxury carousel, pirate ship, and pendulum ride. As of the date of this annual report, its management team consists of approximately 60 members and it can accommodate approximately 740 guests at full operating capacity. For the fiscal years ended September 30, 2024, 2023, and 2022, it attracted approximately nil, 50,000 and 110,000 guests, respectively. It is managed by Mangshi Jinsheng Amusement Park Co., Ltd., one of the operating entities. Mangshi Jinsheng Amusement Park has been temporarily closed since September 30, 2023. Such park closure was a strategic decision to explore the future business development of the park. Mangshi Jinsheng Amusement Park may be re-opened in the future with a new business model, once the detailed plans are finalized by our management.

Qujing Jinsheng Amusement Park

Qujing Jinsheng Amusement Park features a Ferris wheel, carousel, pirate ship, and pendulum ride. As of the date of this annual report, its management team consists of approximately 92 members and it can accommodate approximately 480 guests at full operating capacity. For the fiscal years ended September 30, 2024, 2023, and 2022, it attracted approximately 109,000, 140,000 and 160,000 guests, respectively. Qujing Jinsheng Amusement Investment Co., Ltd., one of the operating entities, has leased Qujing Jinsheng Amusement Park to Fuzhou Yibang Amusement Park Co., LTD for a ten-year period beginning December 23, 2024.

Changde Jinsheng Amusement Park

Changde Jinsheng Amusement Park features a Ferris wheel, luxury carousel, pirate ship, pendulum ride, sky-high swing ride, roller coaster, and bumper cars. As of the date of this annual report, its management team consists of approximately 127 members and it can accommodate approximately 850 guests at full operating capacity. For the fiscal years ended September 30, 2024, 2023, and 2022, it attracted approximately 306,000, 350,000, and 530,000 guests, respectively. Changde Jinsheng Amusement Development Co., Ltd., one of the operating entities, has leased Changde Jinsheng Amusement Park to Fuzhou Yibang Amusement Park Co., LTD for a ten-year period beginning December 23, 2024.

Tongling West Lake Amusement World

Tongling West Lake Amusement World features a double-decker carousel, roller coaster, pirate ship, pendulum ride, sky-high swing ride, water coaster, electricity-free park attractions, and bumper cars. As of the date of this annual report, its management team consists of approximately 125 members and it can accommodate approximately 700 guests at full operating capacity. For the fiscal years ended September 30, 2024, 2023, and 2022, it attracted approximately 275,000, 340,000, and 350,000 guests, respectively. Tongling Jinsheng Amusement Investment Co., Ltd., one of the operating entities, has leased Tongling West Lake Amusement World to Fuzhou Yibang Amusement Park Co., LTD for a ten-year period beginning November 12, 2024.

Yueyang Amusement World

Yueyang Amusement World features a double-decker carousel, pirate ship, pendulum ride, sky-high swing ride, ice rink, bumper cars, boat rides, and the Dongting Eye Ferris wheel. As of the date of this annual report, its management team consists of approximately 155 members and it can accommodate approximately 1,100 guests at the full operating capacity. For the fiscal years ended September 30, 2024, 2023, and 2022, it attracted approximately 342,000, 600,000, and 890,000 guests, respectively. Yueyang Jinsheng Amusement Development Co., Ltd., one of the operating entities, has leased Yueyang Amusement World to Fuzhou Yibang Amusement Park Co., LTD for a ten-year period beginning November 12, 2024.

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

The operating entities source construction materials and amusement facilities from various suppliers. In the fiscal years ended September 30, 2024, 2023, and 2022, the operating entities granted the actual authority of sourcing construction materials to Fujian Xiangning Construction Engineering Co., Ltd., a general contractor with expertise in amusement park development. Fujian Xiangning Construction Engineering Co., Ltd. is responsible for assessing and selecting appropriate construction materials suppliers, hiring subcontractors and managing their quality, as well as overseeing and coordinating construction projects in the parks. In the fiscal years ended September 30, 2024, 2023, and 2022, the supply and prices of construction materials have remained stable.

Park Attractions

The operating entities follow a comprehensive supply management process to source rides and attractions. The operating entities assess all of the new suppliers based on various criteria, including corporate reputation, historic performance, financial condition, corporate management, location, production capacity, product quality, quality assurance, delivery speed, pricing, product liability and compensation policies, the quality of technical support, and after-sale service support. In the fiscal years ended September 30, 2024, 2023, and 2022, the operating entities sourced rides and attractions from approximately 7 suppliers, and the supply and prices of rides and attractions have remained stable.

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

As of the date of this annual report, we are building three additional amusement parks upon real property leased from three non-governmental entities in China. An estimated total of RMB326.4 million will be invested in the three new parks. For further details on the leased properties, please see “—Real Property—Future Parks.”

Products and Services

Rides and Attractions

The operating entities generate significant revenue from guest spending on rides and attractions. To enjoy the rides and attractions that the parks offer, the guests need to obtain prepaid cards at ticket booths. The guests can load any amount of money onto the prepaid cards and receive rebates, depending on the amount of money that they add to the prepaid cards. Thereafter, the guests are able to enjoy the rides and attractions by paying with their prepaid cards for each access to each facility. For the fiscal years ended September 30, 2024, 2023, and 2022, the sales of in-park recreation amounted to US$19,263,768, US$30,115,995 and US$39,377,906, respectively, which accounted for approximately 82.26%, 94.74% and 94.23% of the total revenue, respectively.

Convenience stores

The second revenue source is regular rental payments made by commercial tenants who run convenience stores and by operators who manage certain amusement facilities in Yuxi, Mangshi, Tongling and Yueyang. The commercial tenants manage and operate convenience stores that sell a selection of foods and drinks to the guests at the parks. In the fiscal years ended September 30, 2024, 2023, and 2022, the operating entities granted partial or full rental fee waivers to certain convenience stores partly due to the impact of the COVID-19 pandemic. As of the date of this annual report, there is at least one convenience store in each park, with the exception of Mangshi Jinsheng Amusement Park which has been temporarily closed since September 30, 2023. The operators of amusement facilities in Yuxi, Mangshi, Tongling and Yueyang are fully responsible for the profits and losses of their businesses. For the fiscal years ended September 30, 2024, 2023, and 2022, rental income amounted to US$3,069,483, US$1,514,697 and US$1,089,435, respectively, which accounted for approximately 13.74%, 4.77% and 2.61% of the total revenue, respectively.

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

In the previous three fiscal years, gourmet festivals have taken place for seven times in three parks, including Changde Jinsheng Amusement Park, Tongling West Lake Amusement World and Yueyang Amusement World, and circus performances have been celebrated for six times in all of the parks. For the fiscal years ended September 30, 2024, 2023, and 2022, the park service fees amounted to nil, US$156,110 and US$1,320,855, respectively, which accounted for approximately nil, 0.49% and 3.16% of the total revenue, respectively.

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

Proposed name of future park	Location	Start date	End date	Renewable agreement(1)
Yangming Lake Glacier Tribe Amusement Park(2)	Changde City, Hunan Province, China	10-1-2023	9-30-2033	Yes
Seven Rainbow Park(3)	Anshun City, Guizhou Province, China	9-27-2023	9-26-2033	Yes
Wenhe Sanwan Park(5)	Yangzhou City, Jiangsu, China	1-9-2024	/	Yes

Note:

(1)	Represents the right of first refusal to renew the agreement.

(2)	We estimate the construction of Yangming Lake Glacier Tribe Amusement Park will be completed by September 2025. An estimated total of RMB180 million is expected to be invested in Yangming Lake Glacier Tribe Amusement Park, of which amount, approximately RMB90 million has been invested as of the date of this annual report. We plan to use cash flow from the operations and may rely on future financing to fund the construction.

(3)	Phase one of the construction of Seven Rainbow Park was completed and the Company started its trial operation in January 2024. Seven Rainbow Park has not been officially launched as of the date of this annual report. The construction of phase two and phase three of Seven Rainbow Park are expected to be completed by March 2025. An estimated total of RMB140 million is anticipated to be invested in Seven Rainbow Park, of which amount, approximately RMB70 million has been invested as of the date of this annual report. We plan to use cash flow from the operations and may rely on future financing to fund the construction.

(4)	We estimate the construction of Wenhe Sanwan Park will be completed by February 28, 2025. An estimated RMB6 million is expected to be invested in Wenhe Sanwan Park, of which amount, approximately RMB2.6 million has been invested as of the date of this annual report. We plan to use cash flow from the operations and may rely on future financing to fund the construction.

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

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), in the years of 2022, 2023 and 2024, the operating entities did not pay social insurance contributions and housing provident fund contributions in full for all of the employees. As of the date of this annual report, no administrative actions, fines or penalties have been imposed by the relevant PRC government authorities with respect to such non-compliance, nor has any order been received by the operating entities to settle the outstanding amount of social insurance contributions and housing provident fund contributions.

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

C.	Organizational Structure

See “—A. History and Development of the Company.”

D.	Property and Equipment

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

A.	Operating Results

Comparison of the years ended September 30, 2024, 2023 and 2022

	For the Year Ended September 30, 2024		For the Year Ended September 30, 2023		For the Year Ended September 30, 2022
	USD	%	USD	%	USD	%
Revenue	$22,333,251	100.00%	$31,786,802	100.00%	$41,788,196	100.00%
Cost of revenue	12,328,546	55.20%	12,473,050	39.24%	11,622,348	27.81%
Gross profit	10,004,705	44.80%	19,313,752	60.76%	30,165,848	72.19%

Operating Expenses
General and administrative expenses	6,364,607	28.50%	4,900,269	15.42%	4,066,178	9.73%
Selling expenses	3,659,343	16.39%	3,688,104	11.60%	4,906,579	11.74%
Total operating expenses	10,023,950	44.88%	8,588,373	27.02%	8,972,757	21.47%
(Loss) Income from operations	(19,245)	(0.09)%	10,725,379	33.74%	21,193,091	50.72%

Other (expenses) income
Interest income	9,360	0.04%	74,553	0.23%	42,320	0.10%
Interest expenses	(7,427)	(0.03)%	(6,008)	(0.02)%	(6,162)	(0.01)%
Loss on disposal of property and equipment	226,258	1.01%	(156,072)	(0.49)%	(521,189)	(1.25)%
Other expenses, net	113,727	0.51%	151,771	0.48%	(34,723)	(0.08)%
Total other expenses, net	341,918	1.53%	64,244	0.20%	(519,754)	(1.24)%

Income before Income Tax	322,673	1.44%	10,789,623	33.94%	20,673,337	49.47%
Income tax expense	(2,119,225)	(9.49)%	(4,240,039)	(13.34)%	(6,344,963)	(15.18)%
(Loss) Income	(1,796,552)	(8.04)%	6,549,584	20.60%	14,328,374	34.29%
Net (Loss) Income	$(1,796,552)	(8.04)%	$6,549,584	20.60%	$14,328,374	34.29%

Revenue

	For the Year Ended September 30, 2024		For the Year Ended September 30, 2023		For the Year Ended September 30, 2022
	USD	%	USD	%	USD	%
Sales of in-park recreation	$19,263,768	86.26%	$30,115,995	94.74%	$39,377,906	94.23%
Rental income	3,069,483	13.74%	1,514,697	4.77%	1,089,435	2.61%
Park service fees	-	-%	156,110	0.49%	1,320,855	3.16
Total revenue	$22,333,251	100.00%	$31,786,802	100.00%	$41,788,196	100.00%

Our revenue was derived from (i) sales of in-park recreation, (ii) rental income, and (iii) park service fees.

The total revenue decreased by US$9,453,551, or 29.74%, from US$31,786,802 for the year ended September 30, 2023 to US$22,333,251 for the year ended September 30, 2024. Such decrease was primarily attributable to the decrease in sales of in-park recreation and park service fee. Revenue from sales of in-park recreation decreased mainly because (i) Mangshi Jinsheng Amusement Park has been temporarily closed since September 2023, with no revenue being generated from that park, and (ii) increased cold and rainy weather in the First Half 2024 led to a decrease in tourists, resulting in a decrease in income for the parks. Park service fees decreased mainly the company has not held any food festivals or circus performances in 2024.

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

Our revenue from each of our revenue segments is summarized as follows:

For fiscal year 2024:

	Sales of in-park recreation	Rental income	Total
Reportable segment revenue	$19,263,768	$3,069,483	$22,333,251
Inter-segment loss	-	-	-
Revenue from external customers	19,263,768	3,069,483	22,333,251
Segment gross profit	$6,935,222	$3,069,483	$10,004,705
Gross margin	36.00%	100%	44.80%

For fiscal year 2023:

	Sales of in-park recreation	Rental income	Park service fees	Total
Reportable segment revenue	$30,115,995	$1,514,697	$156,110	$31,786,802
Inter-segment loss	-	-	-	-
Revenue from external customers	30,115,995	1,514,697	156,110	31,786,802
Segment gross profit	$17,642,945	$1,514,697	$156,110	$19,313,752
Gross margin	58.58%	100%	100%	60.76%

For fiscal year 2022:

	Sales of in-park recreation	Rental income	Park service fees	Total
Reportable segment revenue	$39,377,906	$1,089,435	$1,320,855	$41,788,196
Inter-segment loss	—	—	—	—
Revenue from external customers	39,377,906	1,089,435	1,320,855	41,788,196
Segment gross profit	$27,755,558	$1,089,435	$1,320,855	$30,165,848
Gross margin	70.49%	100%	100%	72.19%

Sales of in-park recreation

Sales of in-park recreation primarily consist of charges for access to rides and attractions.

Revenue from sales of in-park recreation decreased by US$10,852,227, or 36.03%, from US$30,115,995 for the year ended September 30, 2023 to US$19,263,768 for the year ended September 30, 2024. This decrease was mainly because (i) Mangshi Jinsheng Amusement Park has been temporarily closed since September 2023, with no revenue being generated from that park, and (ii) increased cold and rainy weather in the First Half 2024 led to a decrease in tourists, resulting in a decrease in income for the parks.

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

Revenue from rental income increased by US$1,554,786, or 102.65%, from US$1,514,697 for the year ended September 30, 2023 to US$3,069,483 for the year ended September 30, 2024. Such increase was mainly due to the rental payment from the electricity-free park attractions, which started to generate such revenue in Tongling West Lake Amusement World on May 1, 2023, when the term for such attractions commenced. The rental term extends through to April 30, 2025, and the rental payment is RMB800,000 per month. Rugao Zhonghui Zoo started to generate such revenue in Yueyang Jinsheng Amusement on April 1, 2024. The rental term extends through to December 31, 2024, and the rental payment is RMB150,000 per month. Zigong Longteng Culture and Art Co., Ltd started to generate such revenue in Nanping Jinsheng Amusement on March 11, 2024. The rental term extends through to March 10, 2025, and the rental payment is RMB727,500 per month.

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

Revenue from park service fees was nil, US$156,110, and US$1,320,855 for the years ended September 30, 2024, 2023 and 2022. In fiscal year 2022 when China began to recover from the outbreak of COVID-19, the operating entities resumed special events. In fiscal year 2023, Park service fees decreased mainly because a fewer number of gourmet festivals and circus performances were held in the parks. Some of the special events held in the 2022 fiscal year were organized by the local government to help the business during the COVID-19 pandemic, and there was less of such government help in the fiscal year of 2023. In fiscal year 2024, the company has not held any food festivals or circus performances.

Cost of Revenue

Our cost of revenue decreased by US$144,504, or 1.16%, from US$12,473,050 for the year ended September 30, 2023 to US$12,328,546 for the year ended September 30, 2024. The decrease in cost of revenue was mainly due to Mangshi Jinsheng Amusement Park has been temporarily closed since September 2023.

Our cost of revenue decreased by US$850,702, or 7.32%, from US$11,622,348 for the year ended September 30, 2022 to US$12,473,050 for the year ended September 30, 2023. The increase in cost of revenue was mainly due to the increased facility safety maintenance fees.

Our cost of revenue from each of our cost segments is summarized as follows:

	For the Year Ended September 30, 2024		For the Year Ended September 30, 2023		For the Year Ended September 30, 2022
	USD	%	USD	%	USD	%
Salaries	$4,599,189	37.31%	$4,413,309	35.38%	$4,460,297	38.38%
Depreciation	3,682,045	29.87%	3,365,574	26.98%	3,195,032	27.49%
Utilities	547,041	4.44%	732,871	5.88%	1,078,752	9.28%
Maintenance fees	567,075	4.60%	1,768,044	14.17%	686,774	5.91%
Rental fees	1,048,477	8.50%	860,395	6.90%	803,194	6.91%
Social Security	1,065,403	8.64%	980,580	7.86%	934,441	8.04%
Others	819,316	6.64%	352,277	2.82%	463,858	3.99%
Total cost of revenue	$12,328,546	100%	$12,473,050	100.00%	$11,622,348	100.00%

Our cost of revenue from maintenance fees decreased by US$1,200,969, or 67.93%, from US$1,768,044 for the year ended September 30, 2023 to US$567,075 for the year ended September 30, 2024. Our cost of revenue from utilities decreased by US$185,830, or 25.36%, from US$732,871 for the year ended September 30, 2023 to US$547,041 for the year ended September 30, 2024. This was mainly because Mangshi Jinsheng Amusement Park has been temporarily closed since September 2023. Our cost of revenue from depreciation increased by US$316,471, or 9.40%, from US$3,365,574 for the year ended September 30, 2023 to US$3,682,045 for the year ended September 30, 2024. This was mainly because depreciation cost of the Children’s Castle project and   Tongling West Lake Amusement World from the First Half 2024. Our cost of revenue from other fees remained largely stable for the years ended September 30, 2024 and 2023 without significant changes. This was due to the nature of our amusement facilities and our long-term rental contracts with respect to our parks.

Our cost of revenue from maintenance fees increased by US$1,081,270, or 157.44%, from US$686,774 for the year ended September 30, 2022 to US$1,768,044 for the year ended September 30, 2023. Our cost of revenue from utilities decreased by US$345,881, or 32.06%, from US$1,078,752 for the year ended September 30, 2022 to US$732,871 for the year ended September 30, 2023. This was mainly because (i) Mangshi Jinsheng Amusement Park was initially closed for electrical maintenance from November 2022 to April 2023, and (ii) all the other parks experienced decreases in park attendance due to facility safety maintenance from June 2023 to September 2023. Our cost of revenue from depreciation increased by US$170,542, or 5.34%, from US$3,195,032 for the year ended September 30, 2022 to US$3,365,574 for the year ended September 30, 2023. This was mainly because electricity-free amusement park attractions began to depreciate. Our cost of revenue from other fees remained largely stable for the years ended September 30, 2023 and 2022 without significant changes. This was due to the nature of our amusement facilities and our long-term rental contracts with respect to our parks.

Cost of revenue from each of our revenue-producing segments is as follows:

For fiscal year 2024:

	Sales of in-park recreation		Rental income
	USD	%	USD	%	Total
Reportable segment revenue	$19,263,768	86.26%	$3,069,483	13.74%	$22,333,251
Cost of revenue	12,328,546	100.00%	—	—	12,328,546
Segment gross profit	$6,935,222	36.00%	$3,069,483	100.00%	$10,004,705

For fiscal year 2023:

	Sales of in-park recreation		Rental income		Park service fees
	USD	%	USD	%	USD	%	Total
Reportable segment revenue	$30,115,995	94.74%	$1,514,697	4.77%	$156,110	0.49%	$31,786,802
Cost of revenue	12,473,050	100.00%	—	—	—	—	12,473,050
Segment gross profit	$17,642,945	58.58%	$1,514,697	100.00%	$156,110	100.00%	$19,313,752

For fiscal year 2022:

	Sales of in-park recreation		Rental income		Park service fees
	USD	%	USD	%	USD	%	Total
Reportable segment revenue	$39,377,906	94.23%	$1,089,435	2.61%	$1,320,855	3.16%	$41,788,196
Cost of revenue	11,622,348	100.00%	—	—	—	—	11,622,348
Segment gross profit	$27,755,558	70.49%	$1,089,435	100.00%	$1,320,855	100.00%	$30,165,848

Our cost of revenue from sales of in-park recreation decreased by US$144,504, or 1.16%, from US$12,473,050 for the year ended September 30, 2023 to US$12,328,546 for the year ended September 30, 2024. The decrease in cost of revenue was mainly due to Mangshi Jinsheng Amusement Park has been temporarily closed since September 2023. The profit margin of sales of in-park recreation decreased from 58.58% for the year ended September 30, 2023 to 36.00% for the year ended September 30, 2024, mainly because (i) Mangshi Jinsheng Amusement Park has been temporarily closed since September 2023, and (ii) increased cold and rainy weather in the First Half 2024 led to a decrease in tourists, resulting in a decrease in income for the parks.

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

Gross Profit

	Year Ended September 30, 2024	Year Ended September 30, 2023	Year Ended September 30, 2022
Revenue	$22,333,251	$31,786,802	$41,788,196
Cost of revenue	12,328,546	12,473,050	11,622,348
Gross profit	10,004,705	19,313,752	30,165,848
Gross margin	44.80%	60.76%	72.19%

Our gross profit decreased by US$9,309,047, or 48.20%, from US$19,313,752 for the year ended September 30, 2023 to US$10,004,705 for the year ended September 30, 2024. The gross profit margin decreased from 60.76% for the year ended September 30, 2023 to 44.80% for the year ended September 30, 2024. The decrease in gross profit margin was primarily due to the decrease in revenues from sales of in-park recreation.

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

Operating Expenses

Our total operating expenses increased by US$1,435,577, or 16.72%, from US$8,588,373 for the year ended September 30, 2023 to US$10,023,950 for the year ended September 30, 2024. This increase was mainly attributable to (i) an increase of US$1.46 million in general and administrative expenses, or G&A expenses, and (ii) a decrease of US$28,761 in selling expenses. The US$1.46 million increase in G&A expenses was primarily attributable to a decrease of US$0.82 million in consulting fees (including brokerage fees and lawyer fees, etc.) and the US$2.28 million increase in stock compensation expense was primarily attributable to on May 9, 2024, the Company’s board of directors (the “Board”) granted 9,800,000 Class A ordinary shares of the Company, par value $0.0001, pursuant to the Company’s 2024 Omnibus Equity Plan, to certain officers, directors and employees of the Company.

On September 19, 2024, the Company has authorized and approved a 1-for-50 reverse stock split of the Company’s authorized shares of common stock from 1,800,000,000 shares to 36,000,000 shares, par values of 0.005 per shares.

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

Gain (Loss) on disposal of property and equipment

Gain on disposal of property and equipment increased by US$382,330, or 244.97%, from US$(156,072) for the year ended September 30, 2023 to US$226,258 for the year ended September 30, 2024. This increase was from the disposal and sale of fixed assets.

Loss on disposal of property and equipment decreased by US$365,117, or 70.05%, from US$521,189 for the year ended September 30, 2022 to US$156,072 for the year ended September 30, 2023. This decrease was from the disposal and sale of fixed assets.

Income tax expense

We are subject to the standard income tax rate of 25% under the PRC tax laws.

Our income tax expense decreased by US$2,120,814, or 50.02%, from US$4,240,039 for the year ended September 30, 2023 to US$2,119,225 for the year ended September 30, 2024. We are subject to the standard income tax rate of 25% under the PRC tax laws.

Our income tax expense decreased by US$2,104,924, or 33.17%, from US$6,344,963 for the year ended September 30, 2022 to US$4,240,039 for the year ended September 30, 2023. We are subject to the standard income tax rate of 25% under the PRC tax laws.

Net income (loss)

Our net loss increased by US$8,346,136, or 127.43%, from US$6,549,584 for the year ended September 30, 2023 to US$(1,796,552) for the year ended September 30, 2024. Our net income decreased by US$7,778,790, or 54.29%, from US$14,328,374 for the year ended September 30, 2022 to US$6,549,584 for the year ended September 30, 2023. Such changes were the result of the combination of the changes as discussed above.

B.	Liquidity and Capital Resources

Comparison of the years ended September 30, 2024, 2023 and 2022

In assessing our liquidity, we monitor and analyze our cash on-hand and working capital. Our operation funds are primarily derived from cash inflows from operations in prior years and financing from the issuance of ordinary shares.

As of September 30, 2024, our cash and cash equivalents amounted to US$19,830,128. Our net assets were US$83,715,618, our current liabilities were US$5,821,677, and our shareholders’ equity totaled US$83,715,618.

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

We generated net (loss) income of US$ (1,796,552), US$6,549,584 and US$14,328,374 for the years ended September 30, 2024, 2023 and 2022, respectively. We believe our revenue will continue to grow and our current working capital is sufficient to support our operations at least for the next twelve months.

As of September 30, 2024, 2023 and 2022, our outstanding balance on short-term bank loans was as follows:

Institute	Maturity	Interest Rate	Co-borrower	September 30, 2024	September 30, 2023	September 30, 2022
China Construction Bank	December 29, 2024	4.15%	Xuezheng Chen	$198,219	$139,280	$140,849

In December 29, 2023, we entered a credit agreement with China Construction Bank pursuant to which we borrowed US$198,219 (RMB1,389,000).

In January 2, 2023, we entered a credit agreement with China Construction Bank pursuant to which we borrowed US$139,280 (RMB1,000,000).

In January 6, 2022, we entered into a credit agreement with China Construction Bank, pursuant to which we borrowed US$140,849 (RMB1,000,000). The credit agreement expired in January 2023 and the outstanding balance thereof was paid in full.

The following chart summarizes the key components of our cash flows for the years ended September 30, 2024, 2023 and 2022:

	Year ended September 30, 2024	Year ended September 30, 2023	Year ended September 30, 2022
Net cash (used in) provided by operating activities	$(3,011,750)	$(19,342,645)	$18,817,598
Net cash provided by (used in) investing activities	968,310	(7,910,651)	(190,109)
Net cash provided by (used in) financing activities	20,308,939	5,895,556	(6,840,293)
Effect of change in exchange rate	1,318,721	(843,497)	(2,215,409)

	Year ended September 30, 2024	Year ended September 30, 2023	Year ended September 30, 2022
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$19,584,220	$(22,201,237)	$9,571,787
Cash and cash equivalents, beginning of year	245,908	22,447,145	12,875,358
Cash and cash equivalents, end of year	$19,830,128	$245,908	$22,447,145
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	7,427	6,008	6,162
Cash paid for income tax	2,663,183	6,302,806	4,973,635

Operating activities

Our working capital has historically been attributable to our operating cash flows, advances from our customers and advances to suppliers and other current assets.

Net cash used in operating activities was US$3.01 million for the fiscal year ended September 30, 2024, an increase of US$16.33 million compared to the fiscal year ended September 30, 2023. The increase in net cash used in operating activities was primarily attributable to the following circumstances: (i) an increase in net loss of US$8.35 million, (ii) a decrease in advances to suppliers and other current assets of US$32.10 million, (iii) an increase in accounts payable of $8.52 million, (iv) an increase in share-based payments of US$2.28 million, (vi) an increase in advances from customers of US$0.47 million which also contributed to the increase in cash flow.

Net cash used in operating activities was US$19.34 million for the fiscal year ended September 30, 2023, an increase of US$38.16 million compared to the fiscal year ended September 30, 2022. The increase in net cash used in operating activities was primarily attributable to the following circumstances: (i) a decrease in net income of US$7.78 million, (ii) an increase in advances to suppliers and other current assets of US$28.98 million, (iii) a decrease in accounts payable of $4.26 million, (iv) an increase in advances from customers of US$3.07 million which also contributed to the increase in cash flow.

Investing activities

In fiscal year 2024, net cash provided by our investing activities was US$0.97 million, compared to net cash used in investing activities of US$7.91 million in fiscal year 2023, mainly due to decreased purchase of property and equipment and increased proceeds from disposal of equipment.

In fiscal year 2023, net cash used in our investing activities was US$7.91 million, compared to net cash used in investing activities of US$0.19 million in fiscal year 2022, mainly due to increased purchase of property and equipment.

Financing activities

In fiscal year 2024, cash provided by financing activities was US$20.31 million, as compared to cash used in financing activities of US$5.90 million in fiscal year 2023. The increase in cash provided by financing activities was mainly due to proceeds from the issuance of common stock, net of issuance costs in increase in cash of US$14.06 million.

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

Commitments and Contingencies

Commitments

As of September 30, 2024, Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Nanping Golden Heaven”) entered into three construction contracts that not yet complete of approximately US$46.59 million.

On September 27, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang in the amount of $19.98 million (RMB140 million). The planned project construction period is 18 months, from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $9.99 million (RMB70 million) in September 2023.

On September 28, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang in the amount of $25.69 million (RMB180 million). The planned project construction period from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $12.84 million (RMB90 million) in September 2023.

On August 29, 2024, Nanping Golden Heaven signed a construction contract with Fujian Xinchang in the amount of $0.92 million (RMB6.42 million). The planned project construction period from September 1, 2024 to October 31, 2024. Nanping Golden Heaven paid $0.37 million (RMB2.57 million) in September 2024.

The Company expects to invest an additional amount of US$23.39 million in the three construction projects. We plan to use cash flow from the operations and may rely on future financing to fund the construction.

Contingencies

Three putative class action lawsuits were filed on December 8, 2023, December 19, 2023 and January 17, 2024 by certain shareholders against the Company, our then Chief Executive Officer, Qiong Jin, our then Chief Financial Officer, Jinguang Gong and our independent directors in the Supreme Court of the State of New York (Case No. 161978/2023) and United States District Court for the Central District of California (Case No. 2:23-cv-10619-HDV-SK and Case No. 2:24-cv-00423-SVW-AJR). Two complaints filed in United States District Court for the Central District of California on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and generally allege that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. One complaint filed in the Supreme Court of the State of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period asserts claims that the plaintiffs were economically damaged, and generally alleges that the defendants violated sections 11 and 15 of the Securities Exchange Act of 1933, as amended, by making allegedly inaccurate, untrue and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects.

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

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from October 1, 2023 to September 30, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Maintenance of Amusement Facilities

The safety of amusement facilities is important to the operation and reputation of the operating entities’ parks. It requires qualified staff and constant and significant expenditures to maintain the safe service of amusement facilities, many of which have been used for more than 3 years. As of the date of this annual report, nearly 114 facilities, or 90% of the amusement facilities of the operating entities are used for more than 3 years, which include the amusement facilities used for more than 5 years, and the annual maintenance costs for such amusement facilities reach approximately RMB108.63 million (US$15.50 million). As of the date of this annual report, 107 facilities, or 86% of the amusement facilities of the operating entities, are used for more than 5 years and the annual maintenance costs for such amusement facilities reach approximately RMB104.17 million (US$14.87 million).

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

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with US GAAP and this requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. The significant areas requiring the use of management estimates include, but are not limited to, the allowance for credit loss, estimated useful life and residual value of property and equipment, impairment of long-lived assets and deferred revenue. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates and such differences may be material to our consolidated financial statements.

Impairment of Long-Lived Assets

In accordance with the ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

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

Park service revenue: The Company’s recognition of park service revenue occurs when a service is completed.

The following table identifies the disaggregation of our revenue for the years ended September 30, 2024, 2023 and 2022, respectively:

	2024	2023	2022
Sales of in-park recreation	$19,263,768	$30,115,995	$39,377,906
Rental income	3,069,483	1,514,697	1,089,435
Park service fees	-	156,110	1,320,855
Total revenue	$22,333,251	$31,786,802	$41,788,196

Time of Revenue Recognition:

Sales of in-park recreation at a point in time	$19,263,768	$30,115,995	$39,377,906
Rental income over time	3,069,483	1,514,697	1,089,435
Park service fees at a point in time	-	156,110	1,320,855
Total revenue	$22,333,251	$31,786,802	$41,788,196

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

General and administrative  expenses consist primarily of compensation of administrative and management employees, depreciation of computer and furniture and professional fees, etc.

Advertising costs

The costs of other advertising, promotion, and marketing programs are charged to operations when incurred. As of September 30, 2024 September 30, 2023, we had US$1.55 million and US$1.54 million in prepaid advertising, respectively. The amounts capitalized are included in other current assets. Advertising expense was US$3.66 million, US$3.69 million and US$4.91 million for the fiscal years ended September 30, 2024, September 30, 2023 and September 30, 2022, respectively. These amounts are presented within “Selling expenses.”

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation is computed using the straight-line method over the useful lives of the assets. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are expensed as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income.

Depreciation related to property and equipment used in production is reported in cost of sales, and includes amortized amounts related to capital leases. We estimated that the residual value of the Company’s property and equipment ranges from 3% to 5%. Property and equipment are depreciated over their estimated useful lives as follows:

Machinery	10 years
Electronic equipment	3 years
Office equipment	3 – 5 years
Park facilities	20 years
Vehicles	4 years
Other	10 years

Foreign Currency and Other Comprehensive Income (Loss)

The financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency; however, the reporting currency of the Company is the USD. Assets and liabilities of the Company’s foreign subsidiaries have been translated into USD using the exchange rate at the balance sheet dates, while equity accounts are translated using historical exchange rate. The exchange rate we used to convert RMB to USD was 7.00, 7.18 and 7.10 at the balance sheet dates of September 30, 2024, September 30, 2023 and September 30, 2022, respectively. The average exchange rate for the period has been used to translate revenues and expenses. The average exchange rates we used to convert RMB to USD were 7.11, 7.05 and 6.58 for fiscal year 2024, fiscal year 2023 and fiscal year 2022, respectively.

Translation adjustments are reported separately and accumulated in a separate component of equity (cumulative translation adjustment).

Income Taxes

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This ASC also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company did not have any uncertain tax positions from the continuing operations and the discontinued operations at September 30, 2024 and 2023.

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

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 13.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions.

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $71,353) for each financial institution in the HK are only insured by the government up to HKD500,000, in the United States of America are only insured by the Federal Deposit Insurance Corporation up to USD250,000, and are consequently exposed to risk of loss. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

Share-based compensation

The Company awards share options and other equity-based instruments to its employees, directors and consultants (collectively “share-based payments”). Compensation cost related to such awards is measured based on the fair value of the instrument on the grant date. The Company recognizes the compensation cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The amount of cost recognized is adjusted to reflect the expected forfeiture prior to vesting. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended September 30, 2024, 2023 and 2022.

Receivable and Allowance

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no impact on the allowance for credit losses for other receivable.

Prior to the Company’s adoption of ASU 2016-13, other receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company maintains allowance for potential credit losses on other receivable. Management reviews the composition of other receivable and analyses historical bad debt, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

After the adoption of ASU 2016-13, The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to other receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing other receivable on an individual basis because the Company had limited customers and each of them has difference characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

New Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023 07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance effective July 1, 2024 and the adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company plans to adopt this guidance effective July 1, 2025 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material impact on the accompanying consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jin Xu	45	Chief Executive Officer, and Chairman of the Board of Directors
Bin Chen	53	Independent Director
Daofu Lin	44	Independent Director
Michael John Viotto	73	Independent Director
Jinhua Wang	39	Director

Mr. Jin Xu has served as our Chief Executive Officer and Chairman of the Board of Directors since March 2024. He served as the vice president at the Beijing Dingli Lianchuang Cultural Media Co., Ltd from July 2019 to February 2024. He served as the investment director at the Dingli United Investment Management (Beijing) Co., Ltd. from October 2013 to June 2019. He studied at Jilin University from September 1999 to July 2002 and received his Associate Degree in Mail Communications Management from Jilin University.

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

Mr. Michael John Viotto has served as our independent director since May 2022. Michael Viotto currently serves as the Chief Financial Officer for Fuse Group Holdings Inc., an OTC OB Market listed company (trading symbol: FUST). Mr. Viotto has been the President of MJV Consulting since October 2014, and has also been serving as an Independent Director for Dunxin Financial Holding Limited, a New York Stock Exchange (NYSE) listed company (trading symbol: DXF), serving as the Chairman of the company’s Compensation Committee and a member of the company’s Nomination Committee as well as its Audit Committee since December 2017. In addition, Mr. Viotto also served as an Independent Director for Future World Financial Holdings Inc. from September 2016 to January 2017, which is a financial company based in Hong Kong, China. He served as the Chairman for the company’s Nominating and Remuneration Committee and as a member of the company’s Audit Committee. Mr. Viotto received his Bachelor of Science Degree in Business Administration from California Polytechnic University located in Pomona, California in March 1985.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

During the fiscal year ended September 30, 2024, we paid an aggregate of RMB1,568,664.75 (US$53,288.25) to our executive officers and directors. We have set aside or accrued an aggregate of RMB220.780 (US$7,500) to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

C.	Board Practices

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our fourth amended and restated articles of association.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our fourth amended and restated memorandum and articles of association.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence, fraud or dishonesty, habitual neglect of his or her duties, or material misconduct inconsistent with the due and faithful discharge of the executive officer’s material duties. An executive officer may terminate his or her employment at any time with one month’s prior written notice. Employment agreement between our Company and Mr. Jin Xu, our Chief Executive Officer, is attached as Exhibits 4.2 to this annual report.

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

Controlled Company

Mr. Cuizhang Gong beneficially owns 200,000, or 100%, of our Class B ordinary shares through YITONG ASIA INVESTMENT PTE. LTD., an exempt private company limited by shares incorporated in Singapore that is 100% owned by Cuizhang Gong. As a result, Cuizhang Gong owns more than a majority of the aggregate voting power of our issued and outstanding ordinary shares.  As a result, we are deemed to be a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

None of the employees are represented by labor unions. As of the date of this annual report, the operating entities collectively hire approximately 620 full-time employees. In the fiscal years ended September 30, 2024, 2023, and 2022, the operating entities collectively hired 620, 650 and 617 full-time employees, respectively. They did not hire any seasonal, part-time or temporary employees.

The following chart summarizes the number of employees in each park location in the fiscal years ended September 30, 2024, 2023, and 2022.

Number of Employees
Park Location	In the fiscal year of 2024	In the fiscal year of 2023	In the fiscal year of 2022
Yuxi	108	102	99
Mangshi	-	66	65
Qujing	92	85	79
Changde	124	116	115
Tongling	125	120	118
Yueyang	156	146	141
Group	15	15	-
Total	620	650	617

The following charts summarize the number of employees for different functions in the same fiscal years.

Number of Employees
Function	In the fiscal year of 2024	In the fiscal year of 2023	In the fiscal year of 2022
Administration	29	31	26
Finance	61	68	60
Logistics	41	45	45
Maintenance	85	92	92
Marketing	18	18	18
Operations	386	396	376
Total	620	650	617

E.	Share Ownership

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 34,323,604 Class A Ordinary Shares outstanding and 200,000 Class B Ordinary Shares outstanding as of the date of this annual report. 7,123,604 Class A Ordinary Shares are freely tradable as of the date of this annual report.

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

	Class A Number	Class B Number	Percent of Class A	Percentage of Class B	Percent of Total Voting Power*
Directors And Executive Officers(1):
Jin Xu(2)	524,577	—	1.53%	—	0.71%
Jinhua Wang(3)	382,414	—	1.11%	—	0.51%
Daofu Lin	—	—	—	—	—
Bin Chen	—	—	—	—	—
Michael John Viotto	—	—	—	—	—
Directors and Executive Officers as a group (5 individuals):	906,991	—	2.64%	—	1.22%

5% Shareholders:
BORUIDA LIMITED(4)	2,000,000	—	15.66%	—	2.69%
CHUANGRUNDA LIMITED(5)	2,000,000	—	15.66%	—	2.69%
HENG YANG INVESTMENT MANAGEMENT(6)	2,940,000	—	15.91%	—	3.96%
HENG YU CAPITAL INVESTMENT PTE. LTD.(7)	3,060,000	—	16.24%	—	4.12%
HENGRUI INVESTMENT HOLDING LTD.(8)	3,030,000	—	16.16%	—	4.08%
HONG KONG GREATER POWER VENTURES LIMITED(9)	2,000,000	—	15.66%	—	2.69%
JOYGRACE INVESTMENT PTE. LTD.(10)	3,000,000	—	16.08%	—	4.04%
TIANHUI INVESTMENT HOLDINGS CO LIMITED(11)	2,900,000	—	18.00%	—	3.90%
Xiaochun Gan(12)	3,000,000	—	22.32%	—	4.04%
CEDE & CO(13)	7,123,604	—	20.75%	—	9.58%
JINQIU INVESTMENT HOLDING CO. LTD(14)	1,560,000	—	12.22%	—	5.90%
RONGCHENG INVESTMENT HOLDINGS LIMITED(15)	1,710,000	—	12.62%	—	6.09%
YITONG ASIA INVESTMENT PTE. LTD.(16)	—	200,000	—	100.0%	53.82%

*	Holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share. Holders of Class B Ordinary Shares are entitled to 200 votes per one Class B Ordinary Share.

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, the PRC.

(2)	Represents 524,577 Class A Ordinary Shares held by Jin Xu through a brokerage firm.

(3)	Represents 382,414 Class A Ordinary Shares held by Jinhua Wang through a brokerage firm.

(4)	The business address is Room 602, 6/F, Kai Yue Commercial Building, No. 2 Cargyle Street, Mongkok Kl Hong Kong.

(5)	The business address is Flat /Rm 7022 Blk D 7/F, Tak Wing Ind Bldg, 3 Tsun Wen Road, Tuen, Hong Kong.

(6)	The business address is 2 Venture Drive, # 14-01, Vision Exchange 608526, Singapore.

(7)	The business address is 2 Venture Drive #14-02, Vision Exchange 608526, Singapore.

(8)	The business address is Office of Sertus Incorp (Cayman) Ltd, Sertus Chambers Governors Sq Ste 5-204, 23 Lime Tree Bay Ave, Po Box 2547, Grand Cayman KY1-1104, Cayman Islands.

(9)	The business address is Room 1508, Beverly House, 93-107 Lockhart Road, Wanchai, Hong Kong.

(10)	The business address is Apt Blk 525 Woodlands Drive 14, #07-433, Fragrant Woods 730525, Singapore.

(11)	The business address is Unit 1, 9/F, Wo Hing Commerical Bldg, No 11 Wing Wo Street, Central Hong Kong, China

(12)	The business address is Unit 1, 9/F, Wo Hing, Commercial Building, 11 Wing Wo Street, Central, Hong Kong, China.

(13)	The shares held by CEDE & CO are publicly traded.

(14)	The business address is Office of Sertus Incorp (Cayman) Ltd, Sertus Chambers, Governors Sq Ste #5-204, 23 Lime Tree Bay Ave, Po Box 2547, Grand Cayman Ky1-1104, Cayman Islands.

(15)	The business address is Unit 1, 9/F, Wo Hing, Commercial Building, 11 Wing Wo Street, Central, Hong Kong, China.

(16)	The business address is 413 Yishun Ring Road, #03-1889 760413, Singapore

During the fiscal year of 2024 and as of the date of this annual report, there were the following changes in the percentage of ordinary shares held by our major shareholders: (1) JINZHENG INVESTMENT CO PTE. LTD., which is 100% owned by Ms. Qiong Jin, transferred 10,000,000 Class B Ordinary Shares to YITONG ASIA INVESTMENT PTE. LTD., which is 100% owned by Cuizhang Gong, as duly approved by our board of directors and shareholders; (2) there were share transfers made by certain other shareholders, each of which held less than 5% of our voting ownership interests.

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

During the fiscal year ended September 30, 2024 and up to the date of this annual report, we have engaged in the following related party transactions.

Transaction with Certain Shareholders. On October 5, 2022, we fully redeemed and cancelled 50,000,000 ordinary shares, pursuant to the board resolutions duly approved by all of the directors of the Company. Due to such redemption, we owed $5,000 to the selling shareholders, including JINZHENG INVESTMENT CO PTE. LTD., Qingyu Investment Ltd., HONG KONG GREATER POWER VENTURES LIMITED, WONG Kei Kai, CHEN Yong, Xinyue Holding Ltd., SanShan Group Holdings Co. LTD., YITONG ASIA INVESTMENT PTE. LTD., HUARONG HOLDING PTE. LTD., YUNG HOI TSIT, HUACHEN CONSULTING PTE. LTD., JOYGRACE INVESTMENT PTE. LTD., HENG YANG INVESTMENT MANAGEMENT CO. PTE. LTD., Hengrui Investment Holding Ltd., ZHUOHUA INVESTMENT HOLDINGS PTE. LTD, HENG YU CAPITAL INVESTMENT PTE. LTD., Jinqiu Investment Holding Co. Ltd, and HUANYU TRADING INVESTMENT PTE. LTD. As of the date of this annual report, the outstanding principal amount is nil.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

The operating entities and Ms. Qiong Jin, our former Chief Executive Officer and Chairman of the Board of Directors, have been subject to various legal proceedings.

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

Three putative class action lawsuits were filed on December 8, 2023, December 19, 2023 and January 17, 2024 by certain shareholders against the Company, our then Chief Executive Officer, Qiong Jin, our then Chief Financial Officer, Jinguang Gong and our independent directors in the Supreme Court of the State of New York (Case No. 161978/2023) and United States District Court for the Central District of California (Case No. 2:23-cv-10619-HDV-SK and Case No. 2:24-cv-00423-SVW-AJR). The above two complaints filed in United States District Court for the Central District of California on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and generally allege that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. Plaintiffs in the matter filed in the United States District Court for the Central District of California filed motion to consolidate the two matters and appoint lead plaintiff and lead counsel. The Court held a hearing on the motions on April 11, 2024, consolidated the actions, appointed Rahul Patange (“Patange”) as Lead Plaintiff in the consolidated action, and Pomerantz LLP as lead counsel. The consolidated action will now proceed under the Case No. 2:23-cv-10619-HDV-SK. The parties have agreed on a briefing schedule for the Lead Plaintiff to file an amended complaint and for defendants to respond to the newly amended complaint. The above complaint filed in the Supreme Court of the State of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period asserts claims that the plaintiffs were economically damaged, and generally alleges that the defendants violated sections 11 and 15 of the Securities Exchange Act of 1933, as amended, by making allegedly inaccurate, untrue and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. Plaintiffs amended the Supreme Court of the State of New York complaint on February 14, 2024. On April 15, 2024, Revere Securities, LLC and R.L. Lafferty & Co. (collectively, the “Underwriter Defendants”) filed a cross-claim in the New York matter against the Company for indemnification pursuant to the Underwriter Agreement dated, April 11, 2023. The Company is actively conducting a legal internal investigation pertaining to the allegations presented in these complaints. As of the date of this annual report, the Company has filed an answer to the Supreme Court of the State of New York amended complaint and the Underwriter Defendants’ cross- claims. The Company strongly denies any wrongdoing, and intends to vigorously defend all of the matters. Since the lawsuits are still in the preliminary stage, the Company is currently unable to estimate the potential outcome, if any, associated with the resolution of the lawsuits.

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

The following description of provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our fourth amended and restated memorandum and articles of association, copies of which are filed as an exhibit to this annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

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

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Nasdaq listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Ordinary Shares

As of the date of this annual report, our authorized share capital is US$210,000 divided into 36,000,000 Class A Ordinary Shares of par value US$0.005 each and 6,000,000 Class B Ordinary Shares of par value US$0.005 each. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights as set forth in our fourth amended and restated memorandum and articles of association. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 200 votes per one Class B Ordinary Share. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. During the last three years, no ordinary shares were issued in exchange for consideration other than cash.

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

Voting Rights

On a show of hands, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each Class A Ordinary Share and 200 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder. On a poll, a Class A Ordinary shareholder shall have one vote for each Class A Ordinary Share he holds whereas a Class B Ordinary shareholder shall have 200 votes for each Class B Ordinary Share he holds, unless any share carries special voting rights. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

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

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.	As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our fourth amended and restated articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

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

Our fourth amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own fraud, willful default or willful neglect.

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

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Director election is governed by the terms of the memorandum and articles of association.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Cayman Companies Act but our fourth amended and restated articles of association do not provide for cumulative voting.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Mergers and Similar Arrangements	Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and by a majority of the outstanding voting power of the shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain mergers are entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value (as determined by the Delaware Court of Chancery) of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction.	The Cayman Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (i) seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, or (ii) a majority in number representing seventy-five percent (75%) in value of creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On August 11, 2023, our shareholders approved (1) the re-designation and re-classification of ordinary shares of the Company into Class A Ordinary Shares and Class B Ordinary Shares and (2) the Company’s issuance of 10,000,000 Class B Ordinary Shares to JINZHENG INVESTMENT CO PTE. LTD., which is 100% owned by Ms. Qiong Jin. These matters have previously been disclosed in our current reports on Form 6-K filed with the SEC on August 11, 2023 and July 20, 2023, which are incorporated herein by reference. See “Item 10. Additional Information” for a description of the rights of securities holders.

On September 10, 2024, our shareholders approved (1) the increase of votes per Class B ordinary share of the Company from 20 to 200 with effect from the date of the special resolution be approved, (2) the increase of the Company’s authorized share capital from US$200,000 divided into: (i) 1,800,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 200,000,000 Class B ordinary shares of par value of US$0.0001 each, to US$210,000 divided into: (i) 1,800,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 300,000,000 Class B ordinary shares of par value of US$0.0001 each (the “Share Capital Increase”); (3) upon completion of the Share Capital Increase, the Company’s authorized share capital of US$210,000 to be divided into: (i) 1,800,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 300,000,000 Class B ordinary shares of par value of US$0.0001 each, be consolidated and divided at a share consolidation ratio of 1:50, such that the authorized share capital of US$210,000 will be divided into: (i) 36,000,000 Class A ordinary shares of par value of US$0.005 each, and (ii) 6,000,000 Class B ordinary shares of par value of US$0.005 each (the “Share Consolidation”, together with the Share Capital Increase, the “Share Capital Reorganization”), where: the then issued Class A ordinary shares and then issued Class B ordinary shares in the capital of the Company each with a par value of US$0.0001 per share at Effective Time will be consolidated and divided at a share consolidation ratio of 1:50 so as to become such whole number of Class A ordinary shares and Class B ordinary shares with a par value of US$0.005 per share (after rounding, if necessary) as shall result therefrom (collectively, the “Consolidated Issued Shares”); and that, following the consolidation, the proportion between the amount paid and the amount, if any, unpaid on each consolidated share will be the same as it was immediately before the Share Consolidation in the case of the shares from which it was derived.

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended, with the File Number 333-268166, which was declared effective by the SEC on March 30, 2023 (the “Registration Statement”). The Registration Statement related to the public offering by the Company of 1,750,000 ordinary shares at a price to the public of $4.00 per ordinary share. On April 12, 2023, the ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “GDHG.” Revere Securities LLC and R.F. Lafferty & Co., Inc. acted as the joint book-running managers for the Company’s offering. On April 14, 2023, the Company announced the closing of its offering. Gross proceeds of our IPO totaled approximately $7.00 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO totaled approximately $6.19 million after the deduction of offering costs. As of September 30, 2024, the Company applied all the net proceeds of our IPO to uses largely in consistence with the relevant disclosure in the Registration Statement.

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

Based on that evaluation, our management has concluded that, as of September 30, 2024, our disclosure controls and procedures were not effective, due to the following material weaknesses:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a- 15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2024. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In preparing our consolidated financial statements for the years ended September 30, 2023 and September 30, 2024, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of September 30, 2024. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions; (iv) we are aware that due to the lack of skillful or experienced staff, some of whom may be positioned in conflicting, overlapping or incompatible duties, the risk of human error may be increased.

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of September 30, 2023.

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

	For the Fiscal Years Ended September 30,
	2024	2023	2022
Audit fees(1)	$280,000	$260,000	$300,000
Audit-Related fees(2)	134,650	15,000	30,000
Total	$414,650	$275,000	$330,000

(1)	“Audit fees” refer to the aggregate fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements and review of the interim financial statements.

(2)	Audit-related fees include the aggregate fees billed by the principal accountant for administrative expenses that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under the “Audit fees” category.

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

None.

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

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5640, we elected to be exempt from the requirement under Nasdaq Listing Rule 5640, which provides that voting rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance. As a result of such exemption, we completed the re-designation and re-classification of ordinary shares into Class A Ordinary Shares and Class B Ordinary Shares during the fiscal year ended September 30, 2024. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares and the Trading Market—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

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

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 11.2 to this annual report.

Item 16K. CYBERSECURITY

Our management is responsible for reviewing the company’s cybersecurity risk management and control systems in relation to the financial reporting, including the company’s cybersecurity strategy. As part of the overall risk management system and process, we maintain a processes to assess, identify and manage significant risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft, fraud, extortion, harm to employees or customers, violations of privacy laws and other litigation and legal risks, and reputational risks. We assess and manage cybersecurity risks through management. Every year, the management carries on the relevant risks (including network security risks) and identify and prevent risks to all employees of the company. In this sense, risks related to cybersecurity have been categorized as “highly relevant” risks to the company. Our IT technicians are responsible for targeted and regular monitoring of cybersecurity risks. They continuously monitor cybersecurity risks and countermeasures to defend against such threats, and in the event of a cybersecurity threat or cybersecurity incident, inform management and our board of directors. Our management and the individual risk owners of the main departments will carry out a comprehensive network security risk analysis for both internal and external risks as appropriate. According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the SEC on August 19, 2024)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
2.2*	Description of securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
4.2	English translation of Yangming Lake Glacier Tribe Amusement Park Construction Contract dated September 28, 2023 (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.3	English translation of Seven Rainbow Park Construction Contract dated September 28, 2023 (incorporated by reference to Exhibit 99.2 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.4	English translation of Linli Jinzheng Amusement Park Construction Contract dated September 27, 2023 (incorporated by reference to Exhibit 99.3 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.5	English translation of Yangming Lake Glacier Tribe Amusement Park Land Lease Agreement dated September 28, 2023 (incorporated by reference to Exhibit 99.4 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.6	English translation of Seven Rainbow Park Land Lease Agreement dated September 27, 2023 (incorporated by reference to Exhibit 99.5 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.7	English translation of Linli Jinzheng Amusement Park Land Lease Agreement dated September 27, 2023 (incorporated by reference to Exhibit 99.6 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.8	Share Purchase Agreement dated April 12, 2024 between JINZHENG and YITONG (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on April 19, 2024)
4.9	Personal Guarantee dated April 12, 2024 executed by Cuizhang Gong (incorporated by reference to Exhibit 10.2 of the current report on Form 6-K filed with the SEC on April 19, 2024)
4.10	Investment Consulting Agreement dated June 9, 2024 between Golden Heaven Group Holdings Ltd. and Xiangyun Investment Co., LTD. (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on June 14, 2024)
4.11	Acquisitions Consulting Agreement dated June 13, 2024 between Golden Heaven Group Holdings Ltd. and Lacius Investment Ltd. (incorporated by reference to Exhibit 10.2 of the current report on Form 6-K filed with the SEC on June 14, 2024)
4.12	Marketing Consulting Agreement dated June 14, 2024 between Golden Heaven Group Holdings Ltd. and SANSAGE CAPITAL CO., LIMITED (incorporated by reference to Exhibit 10.3 of the current report on Form 6-K filed with the SEC on June 14, 2024)
4.13	Form of Share Purchase Agreement dated July 1, 2024 between Golden Heaven Group Holdings Ltd. and Purchasers (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on July 3, 2024)
4.14	Form of Warrants for the Purchase of Shares dated July 1, 2024 (incorporated by reference to Exhibit 10.2 of the current report on Form 6-K filed with the SEC on July 3, 2024)
4.15	Form of Share Purchase Agreement (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on August 9, 2024)
4.16	Form of Warrant (incorporated by reference to Exhibit 10.2 of the current report on Form 6-K filed with the SEC on August 9, 2024)
4.17	English translation of Tongling West Lake Amusement World Site Lease Agreement (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the SEC on November 13, 2024)

4.18	English translation of Yueyang Amusement World Site Lease Agreement (incorporated by reference to Exhibit 99.2 of the current report on Form 6-K filed with the SEC on November 13, 2024)
4.19	Form of Securities Purchase Agreement dated November 18, 2024 (incorporated by reference to Exhibit 99.2 of the current report on Form 6-K filed with the SEC on November 19, 2024)
4.20	Form of Warrant dated November 18, 2024 (incorporated by reference to Exhibit 99.3 of the current report on Form 6-K filed with the SEC on November 19, 2024)
4.21	Form of Amendment to Warrant dated November 18, 2024 (incorporated by reference to Exhibit 99.4 of the current report on Form 6-K filed with the SEC on November 19, 2024)
4.22	English Translation of Yunnan Yuxi Jinsheng Amusement Park Site Lease Agreement dated December 24, 2024 (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the SEC on December 26, 2024)
4.23	English Translation of Changde Jinsheng Amusement Park Site Lease Agreement dated December 24, 2024 (incorporated by reference to Exhibit 99.2 of the current report on Form 6-K filed with the SEC on December 26, 2024)
4.24	English Translation of Qujing Jinsheng Amusement Park Site Lease Agreement dated December 24, 2024 (incorporated by reference to Exhibit 99.3 of the current report on Form 6-K filed with the SEC on December 26, 2024)
8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-41675) filed with the SEC on February 15, 2024)
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of AllBright Law Offices (Fuzhou)
15.2*	Consent of ASSENTSURE PAC
97.1	Form of Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-41675) filed with the SEC on February 15, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Golden Heaven Group Holdings Ltd.

	By:	/s/ Jin Xu
Jin Xu
Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

Date: January 27, 2025

Golden Heaven Group Holdings Ltd.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Golden Heaven Group Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Golden Heaven Group Holdings Ltd. (the “Company”) as of September 30, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in period ended September 30, 2024, 2023 and 2022, and the related notes (collectively referred to as the “Financial Statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws. and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Assentsure PAC
Singapore
January 27, 2025
PCAOB ID Number 6783

We have served as the Company’s auditor since 2023.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONSOLIDATED BALANCE SHEETS

	September 30, 2024	September 30, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$19,830,128	$245,908
Advances to suppliers and other current assets	40,273,708	14,433,069
Other receivables	514,010	57,723
TOTAL CURRENT ASSETS	$60,617,846	$14,736,700
Property and equipment, net	$28,612,940	$32,321,643
Right-of-use assets	9,262,875	6,151,204
Other non-current assets	60,793	29,017,886
TOTAL NON-CURRENT ASSETS	37,936,608	67,490,733
TOTAL ASSETS	$98,554,454	$82,227,433

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$-	$4,259,820
Accrued expenses and other payables	2,866,355	3,037,092
Tax payable	449,285	1,012,103
Advances from customers	1,471,227	5,732,349
Loan payables	198,219	139,280
Lease liability-current	836,591	346,005
TOTAL CURRENT LIABILITIES	$5,821,677	$14,526,649

NON-CURRENT LIABILITIES
Lease liability-non-current	8,768,845	5,805,199
Other non-current liabilities	243,314	237,472
Amount due to related party	$5,000	$607,355
TOTAL NON-CURRENT LIABILITIES	9,017,159	6,650,026
TOTAL LIABILITIES	$14,838,836	$21,176,675

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY

Golden Heaven Group Holdings Ltd., Stockholders’ equity
Class A ordinary shares, $0.005 par value; 36,000,000 shares authorized; 3,923,604 shares and 835,000 shares issued as of September 30, 2024 and 2023, respectively*	$19,618	$4,175
Class B ordinary shares, $0.005 par value; 6,000,000 shares authorized; 200,000 shares and 200,000 shares issued as of September 30, 2024 and September 30, 2023, respectively*	1,000	1,000
Additional paid-in capital	28,707,696	6,189,739
Statutory reserve	3,488,991	3,462,673
Retained earnings	53,736,691	55,559,561
Accumulated other comprehensive loss	(2,238,378)	(4,166,390)
Total stockholders’ equity	83,715,618	61,050,758
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$98,554,454	$82,227,433

*	Share have been retroactively adjusted to reflect the decreased number of shares resulting from a reverse stock split effective from September 19, 2024 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Year Ended
	2024	2023	2022
Revenue	$22,333,251	$31,786,802	$41,788,196
Cost of revenue	12,328,546	12,473,050	11,622,348
Gross profit	10,004,705	19,313,752	30,165,848

Operating expenses
General and administrative expenses	6,364,607	4,900,269	4,066,178
Selling expenses	3,659,343	3,688,104	4,906,579
Total operating expenses	10,023,950	8,588,373	8,972,757
(Loss) Income from operations	(19,245)	10,725,379	21,193,091

Other income (expenses)
Interest income	9,360	74,553	42,320
Interest expenses	(7,427)	(6,008)	(6,162)
Gain (Loss) on disposal of property and equipment	226,258	(156,072)	(521,189)
Other income (expenses), net	113,727	151,771	(34,723)
Total other income (expenses), net	341,918	64,244	(519,754)
Profit before income tax	322,673	10,789,623	20,673,337
Income tax expense	(2,119,225)	(4,240,039)	(6,344,963)
Net (loss) income	$(1,796,552)	$6,549,584	14,328,374

Other comprehensive income
Net (loss) income	$(1,796,552)	$6,549,584	14,328,374
Foreign currency translation	1,928,012	(1,296,096)	(4,514,705)
Comprehensive income	131,460	5,253,488	9,813,669
Basic & diluted (losses) earnings per share	$(0.70)	$6.45	$14.33
Basic & diluted weighted average number of ordinary shares	2,564,265	1,016,205	1,000,000

*	Share have been retroactively adjusted to reflect the decreased number of shares resulting from a reverse stock split effective from September 19, 2024 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Ordinary shares			Statutory	Additional paid-in	Retained	Accumulative other comprehensive
	Class A*	Class B*	Amount	reserve	capital	earnings	loss	Total
Balance at September 30, 2022	800,000	200,000	$5,000	3,372,733	$—	$49,099,917	$(2,870,294)	$49,607,356
Issuance of common stocks-cash	35,000	—	175	—	6,189,739	—	—	6,189,914
Net income	—	—	—	—	—	6,549,584	—	6,549,584
Statutory reserve	—	—	—	89,940	—	(89,940)	—	—
Foreign currency translation	—	—	—	—	—	—	(1,296,096)	(1,296,096)
Balance at September 30, 2023	835,000	200,000	$5,175	3,462,673	$6,189,739	$55,559,561	$(4,166,390)	$61,050,758

	Ordinary shares			Statutory	Additional paid-in	Retained	Accumulative other comprehensive
	Class A*	Class B*	Amount	reserve	capital	earnings	loss	Total
Balance at September 30, 2023	835,000	200,000	$5,175	3,462,673	$6,189,739	$55,559,561	$(4,166,390)	$61,050,758
Issuance of common stocks-cash	2,700,000	—	13,500	—	20,236,500	—	—	20,250,000
Share-based payments-omnibus equity plan	196,000	—	980	—	2,282,420	—	—	2,283,400
Effect of rounding fractional shares into whole shares upon reverse stock split	192,604	—	963	—	(963)	—	—	—
Net loss	—	—	—	—	—	(1,796,552)	—	(1,796,552)
Statutory reserve	—	—	—	26,318	—	(26,318)	—	—
Foreign currency translation	—	—	—	—	—	—	1,928,012	1,928,012
Balance at September 30, 2024	3,923,604	200,000	$20,618	3,488,991	$28,707,696	$53,736,691	$(2,238,378)	$83,715,618

*	Share have been retroactively adjusted to reflect the decreased number of shares resulting from a reverse stock split effective from September 19, 2024. (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(1,796,552)	$6,549,584	$14,328,374
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,683,024	3,366,804	3,196,715
(Gain) Loss on disposal of property and equipment	(226,258)	156,072	521,189
Share-based payments	2,283,400	—	—
Changes in operating assets and liabilities
Other receivables	(527,591)	(6,044)	(7,063)
Other current assets	4,127,906	(27,973,193)	1,005,523
Operating lease assets and liabilities	342,561	—	—
Accounts payable	(4,259,820)	4,259,820	—
Accrued expenses and other payables	(2,296,800)	(1,821,122)	579,597
Advances from customers	(4,341,620)	(3,874,566)	(806,737)
Net cash (used in) provided by operating activities	(3,011,750)	(19,342,645)	18,817,598

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of equipment	1,043,828	—	85,125
Additions to property and equipment	(75,518)	(7,910,651)	(275,234)
Net cash provided by (used in) investing activities	968,310	(7,910,651)	(190,109)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from related party	—	1,779,723	971,617
Repayment of amounts due to related parties	—	(2,072,512)	(7,817,993)
Proceeds from the issuance of ordinary shares, net of issuance costs	20,250,000	6,189,914	—
Repayment of loan	—	(140,849)	(145,980)
Proceeds from loan payable	58,939	139,280	152,063
Net cash provided by (used in) financing activities	20,308,939	5,895,556	(6,840,293)
Effect of change in exchange rate	1,318,721	(843,497)	(2,215,409)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,584,220	(22,201,237)	9,571,787
Cash and cash equivalents, beginning of year	245,908	22,447,145	12,875,358
Cash and cash equivalents, end of year	$19,830,128	$245,908	22,447,145
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	7,427	6,008	6,162
Cash paid for income tax	2,663,183	6,302,806	4,973,635

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

On September 19, 2024, the Company has authorized and approved a 1-for-50 reverse stock split of the Company’s authorized Class A shares of common stock from 1,800,000,000 shares to 36,000,000 shares, par value of $0.005 per share and Class B shares of common stock from 300,000,000 shares to 6,000,000 shares, par value of $0.005 per share.

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

Main services provided in each park	Representative revenue-generating activities, products or services
Sales of in-park recreation	Ticket sales
Rental income	Venue rental
Park service fees	Income from services such as circuses and food festivals

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with US GAAP and this requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. The significant areas requiring the use of management estimates include, but are not limited to, the allowance for credit loss, estimated useful life and residual value of property and equipment, impairment of long-lived assets and deferred revenue. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates and such differences may be material to our consolidated financial statements.

Impairment of Long-Lived Assets

In accordance with the ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

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

Our cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued using quoted market price.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

Cash and cash equivalents included cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and with an original maturity of three months or less.

Deposits in banks in the PRC are only insured by the government up to RMB500,000 (approximately $71,353 as of September 30, 2024), and are consequently exposed to risk of loss. The Company believes the probability of a bank failure, causing loss to the Company, is remote.

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

Park service revenue: The Company’s recognition of park service revenue occurs when a service is completed.

The following table identifies the disaggregation of our revenue for the years ended September 30, 2024, 2023 and 2022, respectively:

	2024	2023	2022
Sales of in-park recreation	$19,263,768	$30,115,995	$39,377,906
Rental income	3,069,483	1,514,697	1,089,435
Park service fees	-	156,110	1,320,855
Total revenue	$22,333,251	$31,786,802	$41,788,196
Time of Revenue Recognition:
Sales of in-park recreation at a point in time	$19,263,768	$30,115,995	$39,377,906
Rental income over time	3,069,483	1,514,697	1,089,435
Park service fees at a point in time	-	156,110	1,320,855
Total revenue	$22,333,251	$31,786,802	$41,788,196

Costs of revenue consisted primarily of compensation of operational employees, depreciation of amusement facilities, daily maintenance costs, utility bills and rental fee, etc. For the fiscal years ended September 30, 2024, September 30, 2023 and September 30, 2022, the Company incurred $12.33 million, $12.47 million and $11.62 million in costs of revenue, respectively.

General and administrative expenses consisted primarily of compensation of administrative and management employees, depreciation of computer and furniture and professional fees, etc. For the fiscal years ended September 30, 2024, September 30, 2023 and September 30, 2022, the Company had $6.36 million, $4.90 million and $4.07 million in general and administrative expenses, respectively.

Advertising costs

The costs of other advertising, promotion, and marketing programs are charged to operations when incurred. As of September 30, 2024 and September 30, 2023, the Company had $1.55 million and $1.54 million in prepaid advertising, respectively. The amounts capitalized are included in other current assets.

Advertising expense was $3.66million, $3.69 million and $4.91 million for the fiscal years ended September 30, 2024, September 30, 2023 and September 30, 2022, respectively. These amounts are presented within “Selling expenses”.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation is computed using the straight-line method over the useful lives of the assets. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income.

Depreciation related to property and equipment used in production is reported in cost of sales, and includes amortized amounts related to capital leases. We estimated that the residual value of the Company’s property and equipment ranges from 3% to 5%. Property and equipment are depreciated over their estimated useful lives as follows:

Machinery	10 years
Electronic equipment	3 years
Office equipment	3 – 5 years
Park facilities	20 years
Vehicles	4 years
Other	10 years

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign Currency and Other Comprehensive Income (Loss)

The financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency; however, the reporting currency of the Company is the USD. Assets and liabilities of the Company’s foreign subsidiaries have been translated into USD using the exchange rate at the balance sheet dates, while equity accounts are translated using historical exchange rate. The exchange rate we used to convert RMB to USD was 7.00, 7.18 and 7.10 at the balance sheet dates of September 30, 2024, September 30, 2023 and September 30, 2022, respectively. The average exchange rate for the period has been used to translate revenues and expenses. The average exchange rates we used to convert RMB to USD were 7.11, 7.05 and 6.58 for fiscal year 2024, fiscal year 2023 and fiscal 2022, respectively. Translation adjustments are reported separately and accumulated in a separate component of equity (cumulative translation adjustment).

Income Taxes

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This ASC also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company did not have any uncertain tax positions from the continuing operations and the discontinued operations at September 30, 2024 and 2023.

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

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 13.

GOLDEN HEAVEN GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions.

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $71,353) for each financial institution in the HK are only insured by the government up to HKD500,000, in the United States of America are only insured by the Federal Deposit Insurance Corporation up to USD250,000, and are consequently exposed to risk of loss. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

Share-based compensation

The Company awards share options and other equity-based instruments to its employees, directors and consultants (collectively “share-based payments”). Compensation cost related to such awards is measured based on the fair value of the instrument on the grant date. The Company recognizes the compensation cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The amount of cost recognized is adjusted to reflect the expected forfeiture prior to vesting. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended September 30, 2024, 2023 and 2022.

Receivable and Allowances

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no impact on the allowance for credit losses for other receivable.

Prior to the Company’s adoption of ASU 2016-13, other receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company maintains allowance for potential credit losses on other receivable. Management reviews the composition of other receivable and analyses historical bad debt, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote.

After the adoption of ASU 2016-13, The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to other receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing other receivable on an individual basis because the Company had limited customers and each of them has difference characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

GOLDEN HEAVEN GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

New Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023 07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance effective July 1, 2024 and the adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company plans to adopt this guidance effective July 1, 2025 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the accompanying consolidated financial statements.

3. ADVANCES TO SUPPLIERS AND OTHER CURRENT ASSETS

The amount of other current assets consisted of the following:

	September 30, 2024	September 30, 2023
Prepayments for advertisements	$1,545,985	$1,540,646
Prepayment of projects	38,426,383	12,535,168
Prepayments of land leases	301,340	357,255
Total	$40,273,708	$14,433,069

As of September 30, 2024, prepayment of projects was $38.43 million.

On July 16, 2021, Yueyang Jinsheng Amusement Development Co., Ltd. signed an amusement park construction contract with Fujian Xiangning Construction Engineering Co., Ltd. in the amount of $68.45 million (RMB480 million). The planned project construction period is from July 1, 2021 to December 31, 2024. Yueyang Jinsheng Amusement Development Co., Ltd. paid $10.28 million (RMB72 million) in August 2021. As of September 30, 2024, the Company recovered $9.32 million (RMB65.30 million). As of September 30, 2024, the project has been terminated, the Company recovered $0.96 million (RMB6.7 million) in October 2024.

On September 27, 2023, Nanping Golden Heaven signed an amusement park construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $38.53 million (RMB270 million). The planned project construction period is 18 months, from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $14.27 million (RMB100 million) in September 2023. As of September 30, 2024, the project has been terminated, the Company recovered $14.27 million (RMB100 million) in January 2025.

On September 27, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $19.98 million (RMB140 million). The planned project construction period is 18 months, from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $9.99 million (RMB70 million) in September 2023.

On September 28, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $25.69 million (RMB180 million). The planned project construction period from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $12.84 million (RMB90 million) in September 2023.

On August 29, 2024, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $0.92 million (RMB6.42 million). The planned project construction period from September 1, 2024 to February 28 2025. Nanping Golden Heaven paid $0.37 million (RMB2.57 million) in September 2024.

As of September 30, 2023, prepayment of projects was $12.54 million.

On September 28, 2023, Nanping Golden Heaven signed an amusement park construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $25.07 million (RMB180 million). The planned project construction period is from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $12.54 million (RMB90 million) in September 2023.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. OTHER NON-CURRENT ASSETS

The amount of other non-current assets consisted of the following:

	September 30, 2024	September 30, 2023
Prepayment of projects	$-	$28,413,048
Prepayments of land leases	-	545,505
Deposit	60,793	59,333
Total	$60,793	$29,017,886

As of September 30, 2024, prepayments of projects were transferred to other current assets as the projects were expected to be completed within 12 months from September 30, 2024.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	September 30,
	2024	2023
Machinery	$17,298,485	$18,766,983
Office equipment	51,589	59,640
Electronic equipment	135,014	136,398
Vehicle	13,242	12,924
Park facilities	31,679,750	31,420,945
Subtotal	49,178,080	50,396,890
Less: Accumulated depreciation	(20,565,140)	(18,075,247)
Total	$28,612,940	$32,321,643

Depreciation expense included in general and administration expenses for the fiscal years ended September 30, 2024, 2023 and 2022 was $979, $1,230 and $1,683, respectively. Depreciation expense included in cost of sales for the fiscal years ended September 30, 2024, 2023 and 2022 was $3,682,045, $3,365,574 and $3,195,032 respectively.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. LEASES

The Company’s noncancelable operating leases consist of leases for office space and land. The Company is the lessee under the terms of the operating leases. For the fiscal year ended September 30, 2024 and 2023, the operating lease cost was $1.31 million and $0.81 million, respectively.

The Company’s operating leases have remaining lease terms that range from approximately 1 year to 14 years. As of September 30, 2024 and 2023, the weighted average remaining lease term and weighted average discount rate were 13.11 years and 11.42 years, 4.90% and 4.90%, respectively.

Maturities of lease liabilities were as follows:

Year ending September 30, 2024	Operating Lease
2025	$1,288,595
2026	1,176,644
2027	1,192,051
2028	1,215,495
2029	1,242,413
From 2030 to June 30, 2038	6,138,428
Total	$12,253,626
Less: amounts representing interest	$2,648,190
Present value of future minimum lease payments	9,605,436
Less: Current obligations	836,591
Long term obligations	$8,768,845

Year ending September 30, 2023	Operating Lease
2024	$639,745
2025	645,325
2026	663,001
2027	681,520
2028	704,401
From 2029 to June 30, 2038	4,898,072
Total	$8,232,064
Less: amounts representing interest	$2,080,860
Present value of future minimum lease payments	6,151,204
Less: Current obligations	346,005
Long term obligations	$5,805,199

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. ACCOUNTS PAYABLE

The amount of accounts payable consisted of the following:

	September 30, 2024	September 30, 2023
Payable of projects	$-	$3,140,756
Park facilities	-	1,119,064
Total	$-	$4,259,820

The payables for park facilities mainly are infrastructure work for the amusement park.

8. ACCRUED EXPENSES AND OTHER PAYABLES

The amount of accrued expenses and other payables consisted of the following:

	September 30, 2024	September 30, 2023
Payable for projects	$1,997,888	$2,075,267
Audit fees	280,000	300,000
Accrued salaries	555,714	533,788
Others	32,753	128,037
Total	$2,866,355	$3,037,092

9. TAX PAYABLE

The amount of tax payable consisted of the following:

	September 30, 2024	September 30, 2023
Income tax payable	$331,612	$861,948
Other payables	117,673	150,155
Total	$449,285	$1,012,103

10. OTHER NON-CURRENT LIABILITIES

The amount of other non-current liabilities consisted of the following:

	September 30, 2024	September 30, 2023
Tenant deposit	$243,314	$237,472

The tenant deposits are deposits made by the tenant of food stalls, family zoo and other leased out facilities.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. ADVANCES FROM CUSTOMERS

The amount of advances from customers consisted of the following:

	September 30, 2024	September 30, 2023
Amusement park card recharge	$1,471,227	$5,732,349

12. LOAN PAYABLES

Short term loans — banks

Outstanding balances on short-term bank loans consisted of the following:

Institution name	Maturity	Interest rate	Collateral/ earnings	September 30, 2024	September 30, 2023
China Construction Bank	December, 2024	4.15%	Xuezheng Chen	$198,219	$—
China Construction Bank	January, 2024	4.15%	Xuezheng Chen	$-	$139,280

As September 30, 2023, the short-term bank loans $139,280 was extension to December, 2024.

13. RELATED PARTY BALANCES

As of September 30, 2024, the amount due to the related parties consisted of the following:

Name	Amount (US$)	Relationship	Note
Shareholders	$5,000	Shareholders	Repurchase of ordinary shares

As of September 30, 2023, the amount due to the related parties consisted of the following:

Name	Amount (US$)	Relationship	Note
Qiong Jin*	$602,355	Former Chairman of the Company	Other payables
Shareholders	5,000	Shareholders	Repurchase of ordinary shares
Total	$607,355

*	Qiong Jin stepped down as Chairman of the Company in 2024 and was no longer a related party. The balance was reclassed as other payables

14. INCOME TAX

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

British Virgin Islands

Golden Heaven BVI is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. INCOME TAX (cont.)

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the BVI and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to BVI income or corporation tax.

Hong Kong

Golden Heaven HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, Golden Heaven HK did not generate any assessable profits arising in or derived from Hong Kong for the years ended September 30, 2024, 2023 and 2022, and accordingly no provision for Hong Kong profits tax was made in these periods.

PRC

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

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the fiscal years ended September 30, 2024, 2023 and 2022, the Company had no unrecognized tax benefits.

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

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of September 30, 2024 and 2023 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Profit before income taxes is attributable to the following geographic locations for the years ended September 30:

	2024	2023	2022
Cayman Islands	$(3,536,358)	$(67,027)	$(300,000)
PRC	3,859,097	10,856,708	20,973,337
BVI	(35)	2	-
HK	(31)	(60)	-
Total profit before income taxes	$322,673	$10,789,623	$20,673,337

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. INCOME TAX (cont.)

The components of the income tax provision were as follows:

	2024	2023	2022
Current tax provision
Cayman Islands	$-	$-	$-
PRC	2,119,225	4,240,039	6,344,963
BVI	-	-	-
HK	-	-	-
Total income tax provisions	$2,119,225	$4,240,039	$6,344,963

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the years ended September 30, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Income tax expense computed based on PRC statutory	$80,668	$2,697,406	$5,059,354
Deferred tax asset on unutilized tax losses not recognized	2,038,557	1,542,633	1,285,609
Total	$2,119,225	$4,240,039	$6,344,963

The Company’s deferred tax assets, net was comprised of the following:

	2024	2023	2022

Net operating loss	$7,482,013	$3,378,241	$1,131,833
Deferred tax asset	$2,038,557	$1,542,633	$1,285,609
Valuation allowance	(2,038,557)	(1,542,633)	(1,285,609)
Total deferred tax assets, net	$-	$-	$-

The Company’s operations incurred a cumulative net operating loss (“NOL”) which may reduce future taxable income. During the year ended September 30, 2022, the cumulative NOL was $1.13 million. During the year ended September 30, 2023, the cumulative NOL was $3.38 million. During the year ended September 30, 2024, the cumulative NOL was $7.48 million. The remaining balance is carried forward indefinitely.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in the PRC.  operations. The Company provided a 100% valuation allowance for its deferred tax assets as of September 30, 2024, 2023 and 2022, respectively.

15. EQUITY

On September 19, 2024, the Company has authorized and approved a 1-for-50 reverse stock split of the Company’s authorized Class A shares of common stock from 1,800,000,000 shares to 36,000,000 shares, par value of $0.005 per share and Class B shares of common stock from 300,000,000 shares to 6,000,000 shares, par value of $0.005 per share.

On April 14, 2023, the Company closed the initial public offering (the “IPO”), relating to the Company’s 1,750,000 ordinary shares. The Ordinary Shares were priced at $4.00 per share, for aggregate net proceeds to the Company of $6,189,914.

On April 12, 2024, the Company entered into a securities purchase agreement, pursuant to which the Company sold to the purchasers in a registered direct offering, an aggregate of 15,000,000 Class Ordinary A share of its common stock, par value $0.0001 per share at a purchase price of $0.15 per share, for aggregate net proceeds to the Company of $2,250,000.

On May 9, 2024, the Company’s board of directors granted 9,800,000 Class A Ordinary Shares of the Company, at the price of $0.23 per share, pursuant to the Company’s 2024 Omnibus Equity Plan, to certain officers, directors and employees of the Company. The Company recorded an expense of $2.28 million in the fiscal year 2024.

On July 26, 2024, the Company entered into a securities purchase agreement, pursuant to which the Company sold to the purchasers in a registered direct offering, an aggregate of 120,000,000 Class Ordinary A share of its common stock, par value $0.0001 per share at a purchase price of $0.15 per share, for aggregate net proceeds to the Company of $18,000,000, after deducting fees to the placement agent and other offering expenses payable by the Company.

On July 26, 2024, Heng Yang Investment Management CO Pte. Ltd., Hengrui Investment Holding Ltd., Heng Yu Capital Investment Pet. Ltd., Jinqiu Investment Holding Co. Ltd., Joygrace Investment Pet. Ltd., Rongcheng Investment Holdings Limited, Tianhui Investment Holding Co. Limited, (“Holders”), or its assigns, in partial consideration for entering into that certain Share Purchase Agreement, by and between the Company and Holders, is entitled, subject to the provisions of this Warrant, to purchase from the Company 240,000,000 fully paid and nonassessable shares of Class A Ordinary Shares of the Company (the “Warrant Shares”). Holders may purchase the afore-mentioned number of shares of Warrant Shares of the Company at a purchase price per share of $0.20 (the “Exercise Price”).

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EQUITY (cont.)

On August 13, 2024, Gan Xiaochun (“Holder”), or its assigns, in partial consideration for entering into that certain Share Purchase Agreement, by and between the Company and Holder, is entitled, subject to the provisions of this Warrant, to purchase from the Company 30,000,000 fully paid and nonassessable shares of Class A Ordinary Shares of the Company (the “Warrant Shares”). Holder may purchase the afore-mentioned number of shares of Warrant Shares of the Company at a purchase price per share of $0.20 (the “Exercise Price”).

The share numbers in this Note 15 are pre-reverse stock split effected on September 19, 2024.

During the fiscal years ended September 30, 2024, 2023 and 2022, the Company’s PRC subsidiaries collectively contributed $26,318, $89,940 and $363,257 of profits to their statutory reserves, respectively.

16. COMMITMENTS AND CONTINGENCIES

Commitments

As of September 30, 2024, Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Nanping Golden Heaven”) entered into three construction contracts that not yet complete of approximately US$46.59 million.

On September 27, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd. (“Fujian Xinchang”) in the amount of $19.98 million (RMB140 million). The planned project construction period is 18 months, from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $9.99 million (RMB70 million) in September 2023.

On September 28, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang in the amount of $25.69 million (RMB180 million). The planned project construction period is 18 months, from October 1, 2023 to March 31, 2025. Nanping Golden Heaven paid $12.84 million (RMB90 million) in September 2023.

On August 29, 2024, Nanping Golden Heaven signed a construction contract with Fujian Xinchang in the amount of $0.92 million (RMB6.42 million). The planned project construction period is from September 1, 2024 to February 28, 2025. Nanping Golden Heaven paid $0.37 million (RMB2.57 million) in September 2024.

The Company expects to invest an additional amount of  $23.39   million in the three construction projects. We plan to use cash flow from the operations and may rely on future financing to fund the construction.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. RISKS AND UNCERTAINTIES

Contingencies

Three putative class action lawsuits were filed on December 8, 2023, December 19, 2023 and January 17, 2024 by certain shareholders against the Company, our former Chief Executive Officer, Qiong Jin, our then Chief Financial Officer, Jinguang Gong and our independent directors in the Supreme Court of the State of New York (Case No. 161978/2023) and United States District Court for the Central District of California (Case No. 2:23-cv-10619-HDV-SK and Case No. 2:24-cv-00423-SVW-AJR). Two complaints filed in United States District Court for the Central District of California on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and generally allege that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. One complaint filed in the Supreme Court of the State of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period asserts claims that the plaintiffs were economically damaged, and generally alleges that the defendants violated sections 11 and 15 of the Securities Exchange Act of 1933, as amended, by making allegedly inaccurate, untrue and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects.

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

18. SUBSEQUENT EVENTS

On November 18, 2024, Golden Heaven Group Holdings Ltd. the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors. The investors agreed to subscribe for and purchase from the Company, through a private placement, a total of 20,000,000 Class A Ordinary Shares for a total purchase price of US$25.2 million. In the event that the Company fails to meet certain operational and financial targets by September 30, 2027, the Company will issue up to 10,000,000 Class A Ordinary Shares to the investors for no additional consideration. The Company will use the proceeds from issuance of Class A Ordinary Shares for acquisition, upgrade, development, operation and maintenance of parks.

In addition, pursuant to the Securities Purchase Agreement, the Company will issue warrants (the “Warrants”) to the investors granting the investors the right to purchase up to 40,000,000 Class A Ordinary Shares in aggregate at an exercise price of US$1.386. The Warrants will expire five (5) years after issuance. The Warrants contain standard adjustments to the exercise price. The transactions contemplated under the Securities Purchase Agreement are expected to close in November 2024.

Also on November 18, 2024, the Company entered into a series of amendments to warrant with existing holders of warrants, pursuant to which, (i) the exercise price were amended to be US$1.386, and (ii) the existing holders of warrants agreed to exercise their respective warrants in whole concurrently with execution of such amendment.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. SUBSEQUENT EVENTS (cont.)

On December 10, 2024, the Company filed Form S-8. This Registration Statement is being filed by the Company to register 5,000,000 Class A ordinary shares, par value $0.005 per share, that may be issued under the Company’s December 2024 Equity Incentive Plan.

On November 12, 2024, Tongling Jinsheng Amusement Investment Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang Amusement Park Co., LTD (“Fuzhou Yibang”) to lease the entirety of Tongling West Lake Amusement World, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent is set at RMB30 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter.

On November 12, 2024, Yueyang Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Yueyang Amusement World, one of the Company’s amusement parks (together with Tongling West Lake Amusement World, the “Parks”), to Fuzhou Yibang for a term of 10 years. The annual rent is set at RMB20 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease term and for each year thereafter.

On December 24, 2024, Golden Heaven Group Holdings Ltd. the Company entered into a series of long-term lease agreements with Fuzhou Yibang Amusement Park Co., LTD (“Fuzhou Yibang”). Yuxi Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Yunnan Yuxi Jinsheng Amusement Park, located in Yuxi City, Yunnan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB22 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter.

Changde Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Changde Jinsheng Amusement Park, located in Changde City, Hunan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB23 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter.

Qujing Jinsheng Amusement Investment Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Qujing Jinsheng Amusement Park, located in Yujing City, Yunnan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB7 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter.

On January 8, 2025, Golden Heaven Group Holdings Ltd. the Company, through Nanping Golden Heaven Amusement Park Management Co., Ltd. (the “Nanping Golden Heaven”), a subsidiary of the Company, signed a long-term service agreement (the “Service Agreement”) with Fuzhou Yibang Amusement Park Co., Ltd. (the “Fuzhou Yibang”). Pursuant to the Service Agreement, Nanping Golden Heaven will provide a fully integrated amusement park management software suite to Fuzhou Yibang, including ticket sales, membership management, event planning, data analytics, and custom modules. Additionally, Nanping Golden Heaven will offer three years of maintenance services to Nanping Golden Heaven, including trouble-solving, system optimization and ongoing support. In consideration of the services, Fuzhou Yibang agrees to pay a service fee of RMB 15 million (approximately US$2.1 million) to Nanping Golden Heaven.

On January 8, 2025, the Company , through Nanping Golden Heaven Amusement Park Management Co., Ltd. (the “Nanping Golden Heaven”), a subsidiary of the Company, signed a long-term service agreement (the “Service Agreement”) with Fuzhou Yibang Amusement Park Co., Ltd. (the “Fuzhou Yibang”).