Form 20-F/A
period 2024-09-30
GOLDEN HEAVEN GROUP HOLDINGS LTD.
filed 2025-04-07
CIK 1928340

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

Golden Heaven Group Holdings Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended September 30, 2024 as filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2025 (the “Original Filing”), to address certain comments from the Staff of the SEC in relation to the Original Filing. Accordingly, this Amendment No. 1 is being filed to amend the following sections of the Original Filing: (i) Part II – Item 15. Controls and Procedures and (iii) Part III – Item 19. Exhibits.

This Amendment No. 1 speaks as of the filing date of the Original Filing, or January 27, 2025. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing except as required to reflect the amendments discussed above. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to January 27, 2025.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

ii

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

Management’s Annual Report on Internal Control over Financial Reporting

The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management’s assessment, our CEO and CFO concluded that our internal control over financial reporting as of September 30, 2024 was ineffective. We have taken, and are taking, certain actions to remediate the material weakness related to our lack of U.S. GAAP and SEC reporting experience. We engaged a consultant with U.S. GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP. We also engaged an internal control consulting firm in 2024 to review, test and improve our internal accounting controls and internal control over financial reporting. We have adopted and are implementing policies, procedures and practices recommended in the report of the consultant and have arranged training of internal control for our employees and management on disclosure controls and procedures. We believe the measures described above will remediate the material weakness. The Company continues to make efforts to implementing its existing and newly adopted procedures to improve our disclosure controls and internal controls over financing reporting.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the SEC on August 19, 2024)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
2.2**	Description of securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
4.2	English translation of Yangming Lake Glacier Tribe Amusement Park Construction Contract dated September 28, 2023 (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.3	English translation of Seven Rainbow Park Construction Contract dated September 28, 2023 (incorporated by reference to Exhibit 99.2 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.4	English translation of Linli Jinzheng Amusement Park Construction Contract dated September 27, 2023 (incorporated by reference to Exhibit 99.3 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.5	English translation of Yangming Lake Glacier Tribe Amusement Park Land Lease Agreement dated September 28, 2023 (incorporated by reference to Exhibit 99.4 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.6	English translation of Seven Rainbow Park Land Lease Agreement dated September 27, 2023 (incorporated by reference to Exhibit 99.5 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.7	English translation of Linli Jinzheng Amusement Park Land Lease Agreement dated September 27, 2023 (incorporated by reference to Exhibit 99.6 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.8	Share Purchase Agreement dated April 12, 2024 between JINZHENG and YITONG (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on April 19, 2024)
4.9	Personal Guarantee dated April 12, 2024 executed by Cuizhang Gong (incorporated by reference to Exhibit 10.2 of the current report on Form 6-K filed with the SEC on April 19, 2024)
4.10	Investment Consulting Agreement dated June 9, 2024 between Golden Heaven Group Holdings Ltd. and Xiangyun Investment Co., LTD. (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on June 14, 2024)
4.11	Acquisitions Consulting Agreement dated June 13, 2024 between Golden Heaven Group Holdings Ltd. and Lacius Investment Ltd. (incorporated by reference to Exhibit 10.2 of the current report on Form 6-K filed with the SEC on June 14, 2024)
4.12	Marketing Consulting Agreement dated June 14, 2024 between Golden Heaven Group Holdings Ltd. and SANSAGE CAPITAL CO., LIMITED (incorporated by reference to Exhibit 10.3 of the current report on Form 6-K filed with the SEC on June 14, 2024)
4.13	Form of Share Purchase Agreement dated July 1, 2024 between Golden Heaven Group Holdings Ltd. and Purchasers (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on July 3, 2024)
4.14	Form of Warrants for the Purchase of Shares dated July 1, 2024 (incorporated by reference to Exhibit 10.2 of the current report on Form 6-K filed with the SEC on July 3, 2024)
4.15	Form of Share Purchase Agreement (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on August 9, 2024)
4.16	Form of Warrant (incorporated by reference to Exhibit 10.2 of the current report on Form 6-K filed with the SEC on August 9, 2024)
4.17	English translation of Tongling West Lake Amusement World Site Lease Agreement (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the SEC on November 13, 2024)

4.18	English translation of Yueyang Amusement World Site Lease Agreement (incorporated by reference to Exhibit 99.2 of the current report on Form 6-K filed with the SEC on November 13, 2024)
4.19	Form of Securities Purchase Agreement dated November 18, 2024 (incorporated by reference to Exhibit 99.2 of the current report on Form 6-K filed with the SEC on November 19, 2024)
4.20	Form of Warrant dated November 18, 2024 (incorporated by reference to Exhibit 99.3 of the current report on Form 6-K filed with the SEC on November 19, 2024)
4.21	Form of Amendment to Warrant dated November 18, 2024 (incorporated by reference to Exhibit 99.4 of the current report on Form 6-K filed with the SEC on November 19, 2024)
4.22	English Translation of Yunnan Yuxi Jinsheng Amusement Park Site Lease Agreement dated December 24, 2024 (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the SEC on December 26, 2024)
4.23	English Translation of Changde Jinsheng Amusement Park Site Lease Agreement dated December 24, 2024 (incorporated by reference to Exhibit 99.2 of the current report on Form 6-K filed with the SEC on December 26, 2024)
4.24	English Translation of Qujing Jinsheng Amusement Park Site Lease Agreement dated December 24, 2024 (incorporated by reference to Exhibit 99.3 of the current report on Form 6-K filed with the SEC on December 26, 2024)
8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-41675) filed with the SEC on February 15, 2024)
12.1**	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of AllBright Law Offices (Fuzhou)
15.2**	Consent of ASSENTSURE PAC
97.1	Form of Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-41675) filed with the SEC on February 15, 2024)
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Previously filed or furnished with the Original Filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Golden Heaven Group Holdings Ltd.

	By:	/s/ Jin Xu
Jin Xu
Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

Date: April 4, 2025

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

On April 14, 2023, the Company closed the initial public offering (the “IPO”), relating to the Company’s 35,000 ordinary shares. The Ordinary Shares were priced at $200.00 per share, for aggregate net proceeds to the Company of $6,189,914.

On April 12, 2024, the Company entered into a securities purchase agreement, pursuant to which the Company sold to the purchasers in a registered direct offering, an aggregate of 300,000 Class Ordinary A share of its common stock, par value $0.005 per share at a purchase price of $7.5 per share, for aggregate net proceeds to the Company of $2,250,000.

On May 9, 2024, the Company’s board of directors granted 196,000 Class A Ordinary Shares of the Company, at the price of $11.5 per share, pursuant to the Company’s 2024 Omnibus Equity Plan, to certain officers, directors and employees of the Company. The Company recorded an expense of $2.28 million in the fiscal year 2024.

On July 26, 2024, the Company entered into a securities purchase agreement, pursuant to which the Company sold to the purchasers in a registered direct offering, an aggregate of 2,400,000 Class Ordinary A share of its common stock, par value $0.005 per share at a purchase price of $7.5 per share, for aggregate net proceeds to the Company of $18,000,000, after deducting fees to the placement agent and other offering expenses payable by the Company.

On July 26, 2024, Heng Yang Investment Management CO Pte. Ltd., Hengrui Investment Holding Ltd., Heng Yu Capital Investment Pet. Ltd., Jinqiu Investment Holding Co. Ltd., Joygrace Investment Pet. Ltd., Rongcheng Investment Holdings Limited, Tianhui Investment Holding Co. Limited, (“Holders”), or its assigns, in partial consideration for entering into that certain Share Purchase Agreement, by and between the Company and Holders, is entitled, subject to the provisions of this Warrant, to purchase from the Company 4,800,000 fully paid and nonassessable shares of Class A Ordinary Shares of the Company (the “Warrant Shares”). Holders may purchase the afore-mentioned number of shares of Warrant Shares of the Company at a purchase price per share of $10.00 (the “Exercise Price”).

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EQUITY (cont.)

On August 13, 2024, Gan Xiaochun (“Holder”), or its assigns, in partial consideration for entering into that certain Share Purchase Agreement, by and between the Company and Holder, is entitled, subject to the provisions of this Warrant, to purchase from the Company 600,000 fully paid and nonassessable shares of Class A Ordinary Shares of the Company (the “Warrant Shares”). Holder may purchase the afore-mentioned number of shares of Warrant Shares of the Company at a purchase price per share of $10.00 (the “Exercise Price”).

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