Form 20-F
period 2025-09-30
GOLDEN HEAVEN GROUP HOLDINGS LTD.
filed 2026-01-21
CIK 1928340

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

Telephone: +86 0599 8508022

Email: xj@jsyoule.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $1.875 per share	GDHG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: An aggregate of 2,460,521 Class A ordinary shares, and 71,574 Class B ordinary shares, as of September 30, 2025.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“BVI” are to the British Virgin Islands;

●	“China” and the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to Class A ordinary shares of the Company, par value $1.875 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of the Company, par value $1.875 per share;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Nasdaq” are to Nasdaq Stock Market LLC;

●	“operating entities” are to the six subsidiaries that conduct our operations in China, consisting of Changde Jinsheng Amusement Development Co., Ltd., Qujing Jinsheng Amusement Investment Co., Ltd., Tongling Jinsheng Amusement Investment Co., Ltd., Yuxi Jinsheng Amusement Development Co., Ltd., Yueyang Jinsheng Amusement Development Co., Ltd., and Mangshi Jinsheng Amusement Park Co., Ltd.;

●	“ordinary shares” or “Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$,” “USD” and “U.S. dollars” are to the legal currency of the United States; and

●	“we,” “the Company,” “us,” “our company,” “our” are to Golden Heaven Group Holdings Ltd., our Cayman Islands holding company, unless the context suggests otherwise, and also includes its subsidiaries when describing the consolidated financial information of Golden Heaven Group Holdings Ltd.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2025, 2024, and 2023. The financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency; however, the reporting currency of the Company is the USD. Assets and liabilities of the Company’s foreign subsidiaries have been translated into USD using the exchange rate at the balance sheet dates, while equity accounts are translated using historical exchange rate. The exchange rate we used to convert RMB to USD was 7.12, 7.00 and 7.18 at the balance sheet dates of September 30, 2025, 2024 and 2023, respectively. The average exchange rate for the period has been used to translate revenues and expenses. The average exchange rates we used to convert RMB to USD were 7.21, 7.11 and 7.05 for fiscal year ended September 30, 2025, 2024 and 2023, respectively. Translation adjustments are reported separately and accumulated in a separate component of equity (cumulative translation adjustment).

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

The parks leased to third parties are located in different cities in China. Accordingly, the operating entities’ business, financial condition, results of operations and growth prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most of the developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

According to the PRC law, small and medium-sized theme parks, with the area between 0.8 square kilometers and 2.4 square kilometers, or the investment between RMB0.2 billion and RMB1.5 billion, need to obtain the approval from the NDRC’s provincial counterparts. According to our PRC legal counsel, AllBright Law Offices (Fuzhou), two of the amusement parks that are operated by the operating entities, Tongling West Lake Amusement World and Yueyang Amusement World, fulfill the standard of small- and medium-sized theme parks. Therefore, these two parks are subject to the approval of the NDRC’s provincial counterparts. The other parks leased to third parties are not subject to the Theme Park Opinions. As of the date of this annual report, both Tongling West Lake Amusement World and Yueyang Amusement World failed to gain the approval of the NDRC’s provincial counterparts and applications for their approval were filed only with the NDRC’s city counterparts, because the relevant government authorities had the misunderstanding that these two parks were not subject to the Theme park Opinions. As of the date of this annual report, we have not received any administrative action, fine or penalty from the relevant government authorities with respect to such non-compliance. We have received the confirmation from both the NDRC of Junshan District, Yueyang City and the NDRC of Tongling City, that the construction of Yueyang Amusement World and Tongling West Lake Amusement World have been filed with the NDRC’s city counterparts, and if these two parks are later found to require further approval under the Theme Park Opinions, such authorities will assist with gaining such approval.

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

We are committed to complying with and to ensuring that our shareholders who are subject to the regulations will comply with the relevant SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. There is no assurance that the SAFE or its local branches will release explicit requirements or interpret the relevant PRC Laws otherwise. Failure by any such shareholders to comply with SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant PRC enterprise and may also subject the relevant PRC residents to penalties under the PRC foreign exchange administration regulations. All of the PRC resident shareholders of our Company completed the initial foreign exchange registration on August 1, 2022.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing provident funds for their employees. In the years of 2023, 2024, and 2025, the operating entities did not pay social insurance contributions and housing provident fund contributions in full for all of the employees. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the outstanding social insurance contributions within the deadline and may be liable to a late payment fee which equals to 0.05% of the outstanding amount for each day of delay. The employer also may be liable to a fine from one to three times the amount of the outstanding contributions if it fails to make such payments. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it may be subject to a fine ranging from RMB10,000 or RMB50,000 and an application may be made to a local court for compulsory enforcement. These laws are designed to enhance labor protection tend to increase the operating entities’ labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, the operating entities’ employment practices may not be at all times be deemed in compliance with the regulations. As a result, they could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

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

If we are unable to ensure tenant performance and collect rent under our leases, our revenues and cash flows may be materially adversely affected.

Our principal revenues are derived from rental payments and agreed revenue-sharing tied to tenants’ rights to operate amusement parks, including related equipment and supporting facilities. Despite pre-lease diligence, we cannot assure tenants will perform throughout the lease term. Tenant defaults, early terminations or unauthorized cessation of operations—whether due to operating challenges (such as lower-than-expected attendance or liquidity constraints), changes in market conditions (including reduced regional cultural tourism demand) or other factors—could interrupt rental income. If tenants fail to operate and maintain leased assets as required, damage may occur that necessitates additional expenditures by us, further affecting income stability. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

If we are unable to prevent impairment of leased amusement assets through adequate maintenance, compliance and modernization, we may incur significant charges and reduced returns.

Our amusement park equipment and supporting facilities are core assets that drive leasing competitiveness and long-term returns. Asset impairment may occur if tenants do not maintain assets as required, if equipment experiences accelerated wear or misuse, or as a result of technological change, regulatory updates or obsolescence. While lease terms may allocate responsibility to tenants, recovery may be constrained by complex legal processes or insufficient tenant solvency, and we may be unable to recover impairment losses in full. Impairment charges, higher maintenance costs or write-downs could materially and adversely affect our business, financial condition and results of operations.

If we are unable to renew expiring leases or re-lease assets on favorable terms, we may experience vacancies, higher capital expenditures and lower profitability.

Our leases have fixed terms and, although we may have renewal rights, there is no assurance tenants will renew or that we will secure new high-quality tenants upon expiration. Post-lease vacancies could interrupt rental income, and significant renovations or upgrades (such as replacing outdated equipment and upgrading supporting facilities) may be required to attract replacement tenants, increasing capital expenditures. Shrinking regional tourism demand or heightened competition (including new theme parks and alternative entertainment) may depress achievable rents or extend vacancy periods, negatively affecting asset liquidity and profitability. These outcomes could materially and adversely affect our business, financial condition and results of operations.

If we are unable to prevent or remediate tenant misconduct and non-compliance, we may face legal liability, regulatory actions and reputational harm.

Although we lease operating rights and do not directly manage park operations, as the asset owner we may be exposed to legal or reputational risks arising from tenant non-compliance or unlawful conduct. Failure by tenants to adhere to applicable safety, testing and amusement/tourism regulatory requirements, inadequate emergency planning, or deceptive business practices could trigger investigations or administrative measures that involve us. Such incidents may result in claims, penalties or remediation obligations, harm our brand reputation, and reduce the attractiveness of our assets to future tenants. Unauthorized subleasing, encumbrances or use beyond the agreed scope may lead to disputes, litigation and additional legal costs. Any of these events could materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain PRC land-use rights and comply with government leasing policies, we may be required to terminate operations and incur significant disposal and restoration costs.

The parks we lease are located on land leased from local governments in China. While current land use aligns with cultural tourism operations, future regulatory or policy changes—such as reclassification of land for residential or industrial use, tightening of cultural tourism land-leasing policies (including higher rents or shorter terms), or mandated conversion to ecological green space—could impede renewal or result in termination of our underlying land leases. Consequent termination of operating-rights leases with tenants could lead to claims for damages and require asset disposal or site restoration at significant cost. Such changes could materially and adversely affect our ability to operate, our financial condition and our results of operations.

If we are unable to withstand macroeconomic and cultural tourism demand fluctuations—particularly under revenue-sharing rent structures—our rental income and collections may decline.

Where rental arrangements include both fixed and revenue-sharing components tied to visitor traffic or tenant revenue, our income is sensitive to macroeconomic conditions and cultural tourism demand. Economic downturns, reduced consumer confidence, public health events or natural disasters may lower park attendance and tenant revenues, reducing our revenue share. Even under fixed-rent structures, tenants may seek rent relief during periods of financial stress, which we may agree to in order to preserve relationships. Intensifying competition in regional markets may impair tenant performance and their ability to pay rent on time. These factors could materially and adversely affect our revenues, cash flows and results of operations.

If we are unable to adapt to technological change and evolving visitor preferences, our assets may lose competitiveness, leading to reduced rental income and potential early lease terminations.

Competitiveness in the amusement park industry is driven by equipment innovation and visitor experience trends. If our leased assets lose appeal due to technological advances (such as the adoption of VR/interactive and immersive experiences) or shifts in consumer preferences (for example, toward family-oriented interaction), tenants may experience reduced traffic and seek upgrades to maintain competitiveness. Declining to fund upgrades may prompt early lease termination, while undertaking upgrades may increase our capital expenditures without assurance of restored performance. These dynamics could materially and adversely affect our business, financial condition and results of operations.

If we are unable to secure reliable third-party suppliers and manage construction and maintenance schedules, attraction openings may be delayed and tenant operations—and our rent collections—may be disrupted.

Tenant operations depend on third-party service providers and supply chains, including amusement equipment maintenance providers, performance teams and merchandise suppliers. Service disruptions, delays or cost increases may impair park operations, lead to quality issues, or result in disputes over rent obligations (including claims that assets cannot be used as intended). Prolonged idleness may accelerate asset deterioration. Tenants may seek rent reductions or cost-sharing to offset increased third-party costs. Any of the foregoing could materially and adversely affect our collections, asset condition, profitability and cash flows.

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

For the fiscal years ended September 30, 2025, 2024, and 2023, our revenue was US$15,288,195, US$22,333,251 and US$31,786,802, respectively. For the same fiscal years, our net (loss) income was US$(8,285,806), US$(1,796,552) and US$6,549,584, respectively. The results of operations of the operating entities may vary from period to period in response to a variety of factors beyond our control, including general economic conditions, regulatory actions pertaining to the amusement park industry, changes in guest spending and preferences, as well as non-recurring charges incurred in connection with extraordinary transactions. Due to these and other factors, our historical financial performance, growth rates, profitability and operating results may not indicate future performance and you should not rely on them to predict our future performance.

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

The parks leased to third parties are located on leased properties, and there is no assurance that the operating entities will be able to renew the leases or find suitable alternative premises upon the expiration of the relevant lease terms.

All of the parks leased to third parties are located on properties leased from the local governments in China. Although the operating entities are entitled to the right of first refusal to renew all of the current leases upon their expiration and have maintained good relationships with the governments, there is no assurance that the operating entities will be able to renew such leases on commercially reasonable terms, or at all. In the event that the operating entities are unable to renew the current leases, they will be forced to relocate and may not be able to find suitable alternative premises. Even if they are able to find desirable alternative locations, they may incur extraordinary relocation costs, hefty rental payments and significant managerial expenses. If any of these events occurs, the operating entities’ business, and, in turn, our financial condition and results of operations may be materially and adversely affected.

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

The operating entities have been subject to various legal proceedings. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings.” There may be no or inadequate insurance policies to cover related payment liabilities. The operating entities may, in the future, be subject to other allegations, claims and legal actions arising in the ordinary course of their business, which may include claims by shareholders and claims by third parties, including guests, suppliers, business partners, or regulators. If any of these proceedings is determined adversely against the operating entities, or results in judgments, fines or settlements involving a payment of a material sum of money, it could materially and adversely affect the operating entities’ business, our financial condition and results of operations. In addition, negative publicity could adversely affect the reputation and brand of the operating entities. Even the successful defense of these proceedings may cause the operating entities to incur substantial legal costs and may divert management’s attention and resources.

Bad or extreme weather conditions can reduce park attendance.

Bad or extreme weather conditions and forecasts of bad or mixed weather conditions may adversely affect park attendance and revenue. Bad or extreme weather conditions could decrease park attendance and revenue by various degrees, depending on the specific locations and weather conditions. For example, the operating entities experienced negative impact from Typhoon Yángliǔ on August 14, 2025. Since the operating entities’ parks are geographically concentrated in the southern region of China, a weather pattern affecting that area could adversely affect a number of parks and disproportionately impact their results of operations.

Significant revenue is generated in Hunan Province, China. Therefore, any risks affecting that area may materially adversely affect the business of the operating entities.

In the fiscal years of 2025, 2024, and 2023, a significant portion of the operating entities’ revenue was generated in Hunan Province, China. Any risks described in this annual report, such as the occurrence of natural disasters and travel-related disruptions, affecting Hunan Province may materially adversely affect the business of the operating entities, especially if they have the effect of decreasing park attendance or, in extreme cases, cause park closures for any period of time, which could adversely affect our financial condition, or results of operations.

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 200 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Mr. Cuizhang Gong, beneficially owns 71,574, or 100%, of our Class B ordinary shares through YITONG ASIA INVESTMENT PTE. LTD., an exempt private company limited by shares incorporated in Singapore that is 100% owned by Cuizhang Gong. As a result, Mr. Cuizhang Gong owns more than a majority of the aggregate voting power of our issued and outstanding ordinary shares. Mr. Cuizhang Gong has substantial influence over our business, including the power to make decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares.

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

Mr. Cuizhang Gong beneficially owns 71,574, or 100%, of our Class B ordinary shares through YITONG ASIA INVESTMENT PTE. LTD., an exempt private company limited by shares incorporated in Singapore that is 100% owned by Cuizhang Gong. As a result, Cuizhang Gong owns more than a majority of the aggregate voting power of our issued and outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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

On December 8, 2023, December 19, 2023 and January 17, 2024, certain shareholders filed securities class action lawsuits in the Supreme Court of the State of New York and United States District Court for the Central District of California, respectively. For our pending securities class action suits, see “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings.” The outcome of any claims, investigations and proceedings is inherently uncertain, and regardless of the outcome, our involvement in such class action suits may divert a significant amount of our management’s attention and other resources from the operating entities’ business and operations and require us to incur significant expenses to defend the suits, which could harm our results of operations. Shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. Any such class action suits, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Sales of the Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of Class A Ordinary Shares to decline. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 19,960,521 Class A Ordinary Shares are issued and outstanding and 2,459,721 Class A Ordinary Shares are freely tradable as of the date of this annual report. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

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

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ended September 30, 2025 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Class A Ordinary Shares, which is subject to change and may be volatile.

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

We are subject to the periodic reporting requirements of the Exchange Act. We design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our management has concluded that, as of September 30, 2025, our disclosure controls and procedures were not effective, due to the following material weaknesses: (1) we do not have sufficient in-house personnel with sufficient knowledge of the U.S. GAAP and SEC reporting rules; and (2) we are aware that due to the lack of skillful or experienced staff, some of whom may be positioned in conflicting, overlapping or incompatible duties, the risk of human error may be increased. See “Item 15. Controls and Procedures-Disclosure Controls and Procedures.”

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

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We follow home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors. For details, see “Item 16G. Corporate Governance.”

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

In 2024, Yueyang Jinsheng Amusement Development Co. Ltd. (“Yueyang Jinsheng”), a wholly-owned subsidiary of the Company, reached a settlement with two parties regarding a contractual dispute with construction contractors. According to the settlement agreement, Yueyang Jinsheng was obligated to pay RMB3.7 million in installments. As disclosed previously, the Company paid RMB500,000 on or before February 8, 2024, and RMB 500,000 on or before June 30, 2024. The third installment of RMB500,000 was paid on or before December 30, 2024. The final installment of RMB2.2 million is due on or before June 30, 2026. As of the date of this report, the Company remains obligated to pay this final installment in accordance with the above schedule.

Three putative class action lawsuits were filed on December 8, 2023, December 19, 2023 and January 17, 2024 by certain shareholders against the Company, our then Chief Executive Officer, Qiong Jin, our Chief Financial Officer, Jinguang Gong and our independent directors in the Supreme Court of the State of New York (Case No. 161978/2023) and United States District Court for the Central District of California (Case No. 2:23-cv-10619-HDV-SK and Case No. 2:24-cv-00423-SVW-AJR). The above two complaints filed in United States District Court for the Central District of California on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period assert claims that plaintiffs were economically damaged, and generally allege that the referenced defendants violated sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making allegedly false and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. Plaintiffs in the matter filed in the United States District Court for the Central District of California filed motion to consolidate the two matters and appoint lead plaintiff and lead counsel. The Court held a hearing on the motions on April 11, 2024, consolidated the actions, appointed Rahul Patange (“Patange”) as Lead Plaintiff in the consolidated action, and Pomerantz LLP as lead counsel. The consolidated action will now proceed under the Case No. 2:23-cv-10619-HDV-SK. The parties have agreed on a briefing schedule for the Lead Plaintiff to file an amended complaint and for defendants to respond to the newly amended complaint. The above complaint filed in the Supreme Court of the State of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company during the class period asserts claims that the plaintiffs were economically damaged, and generally alleges that the defendants violated sections 11 and 15 of the Securities Exchange Act of 1933, as amended, by making allegedly inaccurate, untrue and misleading statements regarding, among other matters, the Company’s business operations, management, financial condition and prospects. Plaintiff amended the Supreme Court of the State of New York complaint on February 14, 2024. On April 15, 2024, Revere Securities, LLC and R.L. Lafferty & Co. (collectively, the “Underwriter Defendants”) filed a cross-claim in the New York matter against the Company for indemnification pursuant to the Underwriter Agreement dated, April 11, 2023. The Company filed an answer to the Supreme Court of the State of New York amended complaint and the Underwriter Defendants' cross-claims. The parties mediated both class actions on August 21, 2025. However, the matters were not resolved at mediation. Plaintiff filed an unopposed motion to amend its amended complaint to add additional Company related individuals. The Court granted the motion and Plaintiff filed a second amended complaint on November 10, 2025. The Company filed its answer to the second amended complaint on December 1, 2025. The Company's motion to dismiss the consolidated Class Action (Case No. 2:23cv10619-HDV-SK) pending in the United States District Court for the Central District of California was denied and the Company filed its answer on March 18, 2025. The Plaintiff in the consolidated Class Action filed an unopposed motion to amended to also add additional Company related individuals. The Court granted the motion on December 18, 2025. The Company strongly denies any wrongdoing, and intends to continue to vigorously defend all of the matters. Discovery is in its early stages in both matters. Since the lawsuits are still in the preliminary stage, the Company is currently unable to estimate the potential outcome, if any, associated with the resolution of the lawsuits.

On April 12, 2024, JINZHENG INVESTMENT CO PTE. LTD. (“JINZHENG”), a Singapore company that had held 5,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares and is 100% owned by Qiong Jin, entered into a share purchase agreement with YITONG ASIA INVESTMENT PTE. LTD. (“YITONG”), an exempt private company limited by shares incorporated in Singapore that is 100% owned by Cuizhang Gong, pursuant to which JINZHENG has agreed to sell to YITONG, and YITONG has agreed to purchase from JINZHENG, all of JINZHENG’s right, title and interest in and pertaining to 10,000,000 Class B Ordinary Shares at a purchase price of $0.30 per share. The shares were transferred to YITONG on April 17, 2024. In connection with the share purchase agreement, YITONG’s obligations are secured by a personal guarantee executed by Cuizhang Gong, YITONG’s director and sole shareholder.

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

On November 12, 2024, Tongling Jinsheng Amusement Investment Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang Amusement Park Co., LTD (“Fuzhou Yibang”) to lease the entirety of Tongling West Lake Amusement World, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent is set at RMB30 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. On the same day, Yueyang Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Yueyang Amusement World, one of the Company’s amusement parks (together with Tongling West Lake Amusement World, the “Parks”), to Fuzhou Yibang for a term of 10 years. The annual rent is set at RMB20 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease term and for each year thereafter. Fuzhou Yibang has undertaken to use the Parks only for legal amusement business activities and not to change the use of the Parks. The Company believes that by leasing of the Parks, it can reduce operational costs and risks, improve asset utilization, and enhance the stability of cash flows, creating favorable conditions for sustainable development. On November 21, 2025, Yueyang Amusement World was temporarily closed for electrical maintenance and safety upgrades. The park is expected to reopen in approximately three months. This closure does not affect the Company’s ongoing lease arrangement with Fuzhou Yibang.

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

On January 8, 2025, the Company, through Golden Heaven WFOE, a subsidiary of the Company, signed a long-term service agreement (the “Service Agreement”) with Fuzhou Yibang. Pursuant to the Service Agreement, Golden Heaven WFOE will provide a fully integrated amusement park management software suite to Fuzhou Yibang, including ticket sales, membership management, event planning, data analytics, and custom modules. Additionally, Golden Heaven WFOE will offer three years of maintenance services to Golden Heaven WFOE, including trouble-solving, system optimization and ongoing support. In consideration of the services, Fuzhou Yibang agrees to pay a service fee of RMB15 million (approximately US$2.1 million) to Golden Heaven WFOE.

On February 19, 2025, the Company through Nanping Golden Heaven Amusement Park Management Co., Ltd. (the “Nanping Golden Heaven”), a subsidiary of the Company, entered into a cooperation agreement (the “Cooperation Agreement”) with Nanping Dacheng Culture Communication Co., Ltd. (“Dacheng Culture”) and Fuzhou Yibang. Pursuant to the Cooperation Agreement, the parties will jointly develop wedding photography and light show projects in Tongling city and Changde city, China (the “Projects”). Nanping Golden Heaven will coordinate and supervise the operation of the Projects and participate in sharing of project profits during the 6-month cooperation period. Dacheng Culture and Fuzhou Yibang will be responsible for professional photography and light show activities and providing relevant venues, respectively.

On March 6, 2025, Mr. Michael John Viotto resigned as an independent director. Before his resignation, Mr. Michael John Viotto served as the chairperson of our nominating and corporate governance committee and a member of our audit committee and compensation committee.

On March 12, 2025, the Board appointed Ms. Aijuan Sun as a member of the Company’s Board. Ms. Sun was also appointed as the chairperson of the nomination and corporate governance committee and a member of the audit committee and the compensation committee.

On April 22, 2025, the extraordinary general meeting of shareholders of the Company was held and shareholders of the Company duly adopted the following resolutions: (i) the Company’s authorised share capital be increased, effective immediately, US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each, to US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each; (ii) subject to and immediately following the authorised share capital increase being effected, the Company adopt an amended and restated memorandum and articles of association; (iii) conditional upon the approval of the Board in its sole discretion, with effect as of the date the Board may determine that the authorised, issued, and outstanding shares of the Company be consolidated by consolidating each 250 shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 2, into 1 share of the Company, with such consolidated shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association; and (iv) subject to and immediately following the share consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the share consolidation.

On April 23, 2025, the Board approved that the authorised, issued, and outstanding shares of the Company be consolidated on a 15 for 1 ratio. The share consolidation was effective on May 9, 2025.

On November 18, 2024, the Company entered into a securities purchase agreement with certain investors. The investors agreed to subscribe for and purchase from the Company, through a private placement, a total of 20,000,000 Class A Ordinary Shares of the Company for a total purchase price of US$25.2 million. In addition, pursuant to the securities purchase agreement, the Company issued warrants to the investors granting the investors the right to purchase up to 40,000,000 Class A Ordinary Shares in aggregate at an exercise price of US$1.386.

On April 22, 2025, the Company entered into a series of amendments to warrant with existing holders of warrants, pursuant to which, (i) the exercise price were amended from US$1.386 to US$0.3, and (ii) the existing holders of warrants agreed to exercise their respective warrants in whole concurrently with execution of such amendment.

On May 28, 2025, the Company entered into a share purchase agreement with certain investors. The investors agreed to purchase, and the Company agreed to issue and sell to the investors a total of 15,000,000 Class A Ordinary Shares. The shares were offered under the Company’s registration statement on Form F-3 (File No. 333-279942), initially filed with the U.S. Securities and Exchange Commission on June 4, 2024, and declared effective on June 27, 2024 (the “Registration Statement on Form F-3”). The closing of the transactions contemplated by the share purchase Agreement took place on May 28, 2025. The Company received gross proceeds of approximately US$27,000,000 from the issuance and sale of the shares and intends to use the net proceeds for working capital and other general corporate purposes.

On July 9, 2025, the Company entered into a share purchase agreement with certain investors. The investors agreed to purchase, and the Company agreed to issue and sell to the investors a total of 20,000,000 Class A Ordinary Shares at a purchase price of US$1.27 per share. The shares were offered under the Registration Statement on Form F-3. The closing of the transactions contemplated by the Share Purchase Agreement took place on July 9, 2025. The Company received gross proceeds of approximately US$25,400,000 from the issuance and sale of the shares and intends to use the net proceeds for working capital and other general corporate purposes.

On August 6, 2025, the extraordinary general meeting of shareholders of the Company was held and shareholders of the Company duly adopted the following resolutions: (i) the Company’s authorised share capital be increased, effective immediately, from US$200,600,000 divided into: (i) 1,600,000,000 Class A Ordinary Shares of par value of US$0.125 each, and (ii) 4,800,000 Class B Ordinary Shares of par value of US$0.125 each, to US$6,018,000,000 divided into 48,000,000,000 Class A Ordinary Shares of US$0.125 par value each and 144,000,000 Class B Ordinary Shares of US$0.125 par value each; (ii) subject to and immediately following the Authorised Share Capital Increase being effected, the Company adopt an amended and restated memorandum and articles of association; (iii) conditional upon the approval of the Board in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the extraordinary general meeting as the Board may determine that the authorised, issued, and outstanding shares of the Company be consolidated by consolidating each 50 shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing shares of such class as set out in the Company’s memorandum and articles of association; and (iv) subject to and immediately following the share consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the share consolidation.

On August 12, 2025, the Board approved that the authorised, issued, and outstanding shares of the Company be consolidated on a 15 for 1 ratio. The share consolidation was effective on August 28, 2025.

On September 25, 2025, the Company entered into a loan agreement (the “Agreement”) with Dayi Group Holdings Company Limited (the “Borrower”). The Company provided a loan facility to the Borrower of up to US$50,000.00 (the “Loan Facility”) for a term of five years at an annual interest rate of 6%. In addition to the Loan Facility, the Company has a right, but not obligation, to purchase from shareholder(s) of the Company a total of no less than 20% of the issued share capital of the Borrower by June 30, 2026. Furthermore, the Company has the exclusivity and right of first refusal over acquisition of shares in the Borrower during the period that the Loan Facility is outstanding.

On November 10, 2025, Yunnan Yuxi Jinsheng Amusement Park, located in Yuxi City, Yunnan Province, China, which is owned by Yuxi Jinsheng Amusement Development Co., Ltd., an operating entity of the Company and leased out to and operated by Fuzhou Yibang Amusement Park Co., Ltd, was closed for purposes of renovation and upgrading. The park is expected to reopen in approximately six months.

On November 10, 2025, the Company entered into an agreement with HENGRUI INVESTMENT HOLDING LTD. (the “Financial Advisor”), pursuant to which, among other things, for a term of two years, the Financial Advisor agreed to introduce potential qualified investors to the Company and use its best efforts to facilitate such investors in making an equity investment in the Company with a total investment amount of no less than US$100 million (the “Target Investment Amount”) and in consideration of such services of the Financial Advisor, the Company agreed to issue an aggregate of 2,500,000 Class A ordinary shares of par value of US$1.875 each of the Company. In the event that the total amount of investment proceeds received from qualified investors that are facilitated by the Financial Advisor is less than the Target Investment Amount, the Company and the Financial Advisor will negotiate amicably and handle the compensation according to the actual completion ratio against the Target Investment Amount.

On November 21, 2025, Yueyang Amusement World, located in Yueyang City, Hunan Province, China, which is owned by Yueyang Jinsheng Amusement Development Co., Ltd., an operating entity of the Company and leased out to and operated by Fuzhou Yibang Amusement Park Co., Ltd, was closed for purposes of electrical maintenance. The park is expected to reopen in approximately three months.

On December 4, 2025, the Company entered into a securities purchase agreement with certain investors (the “Investors”) for a private placement offering (the “Private Placement”) of 15,000,000 Class A Ordinary Shares at the subscription price of US$2.50 per share and warrants to purchase up to an aggregate of 30,000,000 Class A Ordinary Shares. The Warrants have an exercise price of $4.0 per share (subject to adjustment as set forth in the Warrants), are exercisable on or after December 4, 2025 and will expire five (5) years after that date. The private placement closed in January 2026.

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

With respect to the matters raised in Hindenburg Research’s report on the Company, Hindenburg Research announced the termination of its operations in January 2025. The Company’s board of directors (the “Board”) conducted an internal investigation to address the allegations raised in the report. The Board has carefully considered such findings and decided to conclude this matter. The Company reaffirms the accuracy of its information as reported to investors.

Principal Capital Expenditures

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources.”

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

Our revenue is primarily generated from the Chinese operating entities’ selling access to rides and attractions, charging fees for special event rentals, and collecting regular rental payments from commercial tenants. Our revenue and net income have remained largely stable over the years. For the fiscal years ended September 30, 2025, 2024, and 2023, our revenue was US$15,288,195, US$22,333,251 and US$31,786,802, respectively, our net (loss)/income was US$(8,593,406), US$ (1,796,552) and US$6,549,584, respectively, and the number of guest visits at the parks totaled approximately 0.29 million, 1.32 million and 1.87 million, respectively.

All the amusement parks were leased to Fuzhou Yibang, a third-party operator, in November and December 2024. The Company transitioned from amusement park operator to amusement park lessor.

Description of Parks

In the last three fiscal years, the operating entities’ parks were generally open daily from 9:00 AM to 10:00 PM. Each park is managed by a full-time onsite professional team which is responsible for operations and management of such park. The following chart summarizes certain key business and geographical information about each park.

Name of park	Location	Year opened	Size (square meters)	Local population (millions)	Number of rides and attractions
Yunnan Yuxi Jinsheng Amusement Park	Yuxi City, Yunnan Province, China	2008 (temporarily closed)	About 7,000	2.24	22
Mangshi Jinsheng Amusement Park	Mangshi City, Yunnan Province, China	2016 (temporarily closed)	About 5,667	0.44	18
Qujing Jinsheng Amusement Park	Qujing City, Yunnan Province, China	2014	About 7,000	5.76	22
Changde Jinsheng Amusement Park	Changde City, Hunan Province, China	2013	20809.51	6.07	25
Tongling West Lake Amusement World	Tongling City, Anhui Province, China	2017	84918.05	1.31	28
Yueyang Amusement World	Yueyang City, Hunan Province, China	2018 (temporarily closed)	About 302,667	5.05	26

All the amusement parks were leased to Fuzhou Yibang, a third-party operator, in November and December 2024. The Company transitioned from amusement park operator to amusement park lessor.

Yuxi Jinsheng Amusement Park

Yuxi Jinsheng Amusement Park features a double flying ride, luxury carousel, pirate ship, and bumper cars. As of the date of this annual report, its management team consists of approximately 11 members and it can accommodate approximately 530 guests at full operating capacity. For the fiscal years ended September 30, 2025, 2024, and 2023, it attracted approximately 83,000, 284,000 and 340,000 guests, respectively. Yuxi Jinsheng Amusement Development Co., Ltd., one of the operating entities, has leased Yuxi Jinsheng Amusement Park to Fuzhou Yibang Amusement Park Co., LTD for a ten-year period beginning December 23, 2024.

Mangshi Jinsheng Amusement Park

Mangshi Jinsheng Amusement Park features a Ferris wheel, luxury carousel, pirate ship, and pendulum ride. As of the date of this annual report, its management team consists of approximately nil and it can accommodate approximately 740 guests at full operating capacity. For the fiscal years ended September 30, 2025, 2024, and 2023, it attracted approximately nil, nil and 50,000 guests, respectively. It is managed by Mangshi Jinsheng Amusement Park Co., Ltd., one of the operating entities. Mangshi Jinsheng Amusement Park has been temporarily closed since September 30, 2023. Such park closure was a strategic decision to explore the future business development of the park. Mangshi Jinsheng Amusement Park may be re-opened in the future with a new business model, once the detailed plans are finalized by our management.

Qujing Jinsheng Amusement Park

Qujing Jinsheng Amusement Park features a Ferris wheel, carousel, pirate ship, and pendulum ride. As of the date of this annual report, its management team consists of approximately 10 members and it can accommodate approximately 480 guests at full operating capacity. For the fiscal years ended September 30, 2025, 2024, and 2023, it attracted approximately 29,000, 109,000 and 140,000 guests, respectively. Qujing Jinsheng Amusement Investment Co., Ltd., one of the operating entities, has leased Qujing Jinsheng Amusement Park to Fuzhou Yibang Amusement Park Co., LTD for a ten-year period beginning December 23, 2024.

Changde Jinsheng Amusement Park

Changde Jinsheng Amusement Park features a Ferris wheel, luxury carousel, pirate ship, pendulum ride, sky-high swing ride, roller coaster, and bumper cars. As of the date of this annual report, its management team consists of approximately 18 members and it can accommodate approximately 850 guests at full operating capacity. For the fiscal years ended September 30, 2025, 2024, and 2023, it attracted approximately 88,000, 306,000, and 350,000 guests, respectively. Changde Jinsheng Amusement Development Co., Ltd., one of the operating entities, has leased Changde Jinsheng Amusement Park to Fuzhou Yibang Amusement Park Co., LTD for a ten-year period beginning December 23, 2024.

Tongling West Lake Amusement World

Tongling West Lake Amusement World features a double-decker carousel, roller coaster, pirate ship, pendulum ride, sky-high swing ride, water coaster, electricity-free park attractions, and bumper cars. As of the date of this annual report, its management team consists of approximately 15 members and it can accommodate approximately 700 guests at full operating capacity. For the fiscal years ended September 30, 2025, 2024, and 2023, it attracted approximately 41,000, 275,000, and 340,000 guests, respectively. Tongling Jinsheng Amusement Investment Co., Ltd., one of the operating entities, has leased Tongling West Lake Amusement World to Fuzhou Yibang Amusement Park Co., LTD for a ten-year period beginning November 12, 2024.

Yueyang Amusement World

Yueyang Amusement World features a double-decker carousel, pirate ship, pendulum ride, sky-high swing ride, ice rink, bumper cars, boat rides, and the Dongting Eye Ferris wheel. As of the date of this annual report, its management team consists of approximately 17 members and it can accommodate approximately 1,100 guests at the full operating capacity. For the fiscal years ended September 30, 2025, 2024, and 2023, it attracted approximately 52,000, 342,000, and 600,000 guests, respectively. Yueyang Jinsheng Amusement Development Co., Ltd., one of the operating entities, has leased Yueyang Amusement World to Fuzhou Yibang Amusement Park Co., LTD for a ten-year period beginning November 12, 2024.

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

The operating entities source construction materials and amusement facilities from various suppliers. In the fiscal years ended September 30, 2025, 2024, and 2023, the operating entities granted the actual authority of sourcing construction materials to Fujian Xiangning Construction Engineering Co., Ltd., a general contractor with expertise in amusement park development. Fujian Xiangning Construction Engineering Co., Ltd. is responsible for assessing and selecting appropriate construction materials suppliers, hiring subcontractors and managing their quality, as well as overseeing and coordinating construction projects in the parks. In the fiscal years ended September 30, 2025, 2024, and 2023, the supply and prices of construction materials have remained stable.

Park Attractions

The operating entities follow a comprehensive supply management process to source rides and attractions. The operating entities assess all of the new suppliers based on various criteria, including corporate reputation, historic performance, financial condition, corporate management, location, production capacity, product quality, quality assurance, delivery speed, pricing, product liability and compensation policies, the quality of technical support, and after-sale service support. In the fiscal years ended September 30, 2025, 2024, and 2023, the operating entities sourced rides and attractions from approximately 7 suppliers, and the supply and prices of rides and attractions have remained stable.

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

Products and Services

Rental income

Rental income primarily consists of regular rental payments from commercial tenants who operate convenience stores within the parks. It also includes rental payments from operators of amusement facilities in Yuxi, Mangshi, Tongling and Yueyang. In November and December 2024, all the amusement parks were leased to third-party operators. The Company transitioned from amusement park operator to amusement park lessor. Tongling Amusement Parks was leased to third-party on November 12, 2024 to November 11, 2034 and the rental payment is RMB30.00 million per year. Qujing Amusement Parks was leased to third-party on December 23, 2024 to December 22, 2034 and the rental payment is RMB7.00 million per year. Yueyang Amusement Parks was leased to third-party on November 12, 2024 to November 11, 2034 and the rental payment is RMB20.00 million per year. Yuxi Amusement Parks was leased to third-party on December 23, 2024 to December 22, 2034 and the rental payment is RMB22.00 million per year. Changde Amusement Parks was leased to third-party on December 23, 2024 to December 22, 2034 and the rental payment is RMB23.00 million per year The rent shall increase annually by 2% starting from the second year.

Rides and Attractions

The operating entities generate significant revenue from guest spending on rides and attractions. To enjoy the rides and attractions that the parks offer, the guests need to obtain prepaid cards at ticket booths. The guests can load any amount of money onto the prepaid cards and receive rebates, depending on the amount of money that they add to the prepaid cards. Thereafter, the guests are able to enjoy the rides and attractions by paying with their prepaid cards for each access to each facility. For the fiscal years ended September 30, 2025, 2024, and 2023, the sales of in-park recreation amounted to US$2,986,027, US$19,263,768 and US$30,115,995, respectively, which accounted for approximately 19.53%, 86.26% and 94.74% of the total revenue, respectively.

Convenience Stores

The second revenue source is regular rental payments made by commercial tenants who run convenience stores and by operators who manage certain amusement facilities in Yuxi, Mangshi, Tongling and Yueyang and all the amusement parks were leased to third-party operators in November and December 2024. The Company transitioned from amusement park operator to amusement park lessor. The commercial tenants manage and operate convenience stores that sell a selection of foods and drinks to the guests at the parks. In the fiscal years ended September 30, 2025, 2024, and 2023. As of the date of this annual report, there is at least one convenience store in each park, with the exception of Mangshi Jinsheng Amusement Park which has been temporarily closed since September 30, 2023. The operators of amusement facilities in Yuxi, Mangshi, Tongling and Yueyang are fully responsible for the profits and losses of their businesses. For the fiscal years ended September 30, 2025, 2024, and 2023, rental income amounted to US$12,302,168, US$3,069,483 and US$1,514,697, respectively, which accounted for approximately 80.47%, 13.74% and 4.77% of the total revenue, respectively. All the amusement parks were leased to third-party operators in November and December 2024. The Company transitioned from amusement park operator to amusement park lessor.

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

In the previous three fiscal years, gourmet festivals have taken place for seven times in three parks, including Changde Jinsheng Amusement Park, Tongling West Lake Amusement World and Yueyang Amusement World, and circus performances have been celebrated for six times in all of the parks. For the fiscal years ended September 30, 2025, 2024, and 2023, the park service fees amounted to nil, nil and US$156,110, respectively, which accounted for approximately nil, nil and 0.49% of the total revenue, respectively.

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

Name of park	Location	Start date	End date	Renewable agreement(1)
Yuxi Jinsheng Amusement Park	Yuxi City, Yunnan Province, China	10-1-2008/10-10-2025	9-30-2025/2041-1-19	Yes
Mangshi Jinsheng Amusement Park	Mangshi City, Yunnan Province, China	1-1-2015	12-31-2035	Yes
Qujing Jinsheng Amusement Park	Qujing City, Yunnan Province, China	1-1-2018	12-31-2032	Yes
Changde Jinsheng Amusement Park	Changde City, Hunan Province, China	3-8-2014	3-9-2032	Yes
Tongling West Lake Amusement World	Tongling City, Anhui Province, China	3-18-2016	3-17-2036	Yes
Yueyang Amusement World	Yueyang City, Hunan Province, China	6-22-2016	6-21-2038	Yes

Note:

(1)	Represents the right of first refusal to renew the agreement.

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

Future Parks

The basic infrastructure and equipment of Anshun Qicaihong Amusement Park have basically been completed, and most of the pipeline networks and communication systems have also been installed. Only a portion of the equipment remains pending national safety inspection, and the park is scheduled to be put into operation in October 2026.

Most of the equipment of Changde Binghe Buluo Amusement Park has been installed and commissioned; however, for some other equipment, the production factory has not yet completed the upgrade of certain key core components during the manufacturing process. It is expected that the production, installation and commissioning of the equipment will be finished, and the park will be put into operation in the second half of 2026.

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

Proposed name of future park	Location	Start date	End date	Renewable agreement(1)
Yangming Lake Glacier Tribe Amusement Park(2)	Changde City, Hunan Province, China	10-1-2023	9-30-2033	Yes
Seven Rainbow Park(3)	Anshun City, Guizhou Province, China	9-27-2023	9-26-2033	Yes

Note:

(1)	Represents the right of first refusal to renew the agreement.

(2)	We estimate the construction of Yangming Lake Glacier Tribe Amusement Park will be completed by March 2026. An estimated total of RMB180 million is expected to be invested in Yangming Lake Glacier Tribe Amusement Park, of which amount, approximately RMB90 million has been invested as of the date of this annual report. We plan to use cash flow from the operations and may rely on future financing to fund the construction.

(3)	Phase one of the construction of Seven Rainbow Park was completed and the Company started its trial operation in January 2024. Seven Rainbow Park has not been officially launched as of the date of this annual report. The construction of phase two and phase three of Seven Rainbow Park are expected to be completed by October 2026. An estimated total of RMB140 million is anticipated to be invested in Seven Rainbow Park, of which amount, approximately RMB70 million has been invested as of the date of this annual report. We plan to use cash flow from the operations and may rely on future financing to fund the construction.

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

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), two of the amusement parks that are operated by the operating entities, Tongling West Lake Amusement World and Yueyang Amusement World, fulfill the standard of small- and medium-sized theme parks. Therefore, these two parks are subject to the approval of the NDRC’s provincial counterparts. The other four parks leased to third parties are not subject to the Theme Park Opinions. As of the date of this annual report, both Tongling West Lake Amusement World and Yueyang Amusement World failed to gain the approval of the NDRC’s provincial counterparts and applications for their approval were filed only with the NDRC’s city counterparts, because the relevant government authorities had the misunderstanding that these two parks were not subject to the Theme park Opinions. As of the date of this annual report, we have not received any administrative action, fine or penalty from the relevant government authorities with respect to such non-compliance. We have received the confirmation from both the NDRC of Junshan District, Yueyang City and the NDRC of Tongling City, that the construction of Yueyang Amusement World and Tongling West Lake Amusement World have been filed with the NDRC’s city counterparts, and if these two parks are later found to require further approval under the Theme Park Opinions, such authorities will assist with gaining such approval.

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

According to our PRC legal counsel, AllBright Law Offices (Fuzhou), in the years of 2023, 2024, and 2025, the operating entities did not pay social insurance contributions and housing provident fund contributions in full for all of the employees. As of the date of this annual report, no administrative actions, fines or penalties have been imposed by the relevant PRC government authorities with respect to such non-compliance, nor has any order been received by the operating entities to settle the outstanding amount of social insurance contributions and housing provident fund contributions.

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

C.	Organizational Structure

See “-A. History and Development of the Company.”

D.	Property and Equipment

See “-B. Business Overview-Real Property.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Comparison of the years ended September 30, 2025, 2024 and 2023

	For the Year Ended September 30, 2025		For the Year Ended September 30, 2024		For the Year Ended September 30, 2023
	USD	%	USD	%	USD	%
Revenue	$15,288,195	100.00%	$22,333,251	100.00%	$31,786,802	100.00%
Cost of revenue	7,616,661	49.82%	12,328,546	55.20%	12,473,050	39.24%
Gross profit	7,671,534	50.18%	10,004,705	44.80%	19,313,752	60.76%

Operating Expenses
General and administrative expenses	12,966,178	84.81%	6,364,607	28.50%	4,900,269	15.42%
Selling expenses	1,502,473	9.83%	3,659,343	16.39%	3,688,104	11.60%
Total operating expenses	14,468,651	94.64%	10,023,950	44.89%	8,588,373	27.02%
(Loss) Income from operations	(6,797,117)	(44.46)%	(19,245)	(0.09)%	10,725,379	33.74%

Other (expenses) income
Interest income	40,473	0.26%	9,360	0.04%	74,553	0.23%
Interest expenses	(12,437)	(0.08)%	(7,427)	(0.03)%	(6,008)	(0.02)%
Gain (Loss) on disposal of property and equipment	7,980	0.05%	226,258	1.01%	(156,072)	(0.49)%
Other (expenses) income, net	(181,166)	(1.19)%	113,727	0.51%	151,771	0.48%
Total other expenses, net	(145,150)	(0.95)%	341,918	1.53%	64,244	0.20%

Income before (loss) Income Tax	(6,942,267)	(45.41)%	322,673	1.44%	10,789,623	33.94%
Income tax expense	(1,651,139)	(10.80)%	(2,119,225)	(9.49)%	(4,240,039)	(13.34)%
(Loss) Income	(8,593,406)	(56.21)%	(1,796,552)	(8.04)%	6,549,584	20.60%
Net (Loss) Income	$(8,593,406)	(56.21)%	$(1,796,552)	(8.04)%	$6,549,584	20.60%

Revenue

	For the Year Ended September 30, 2025		For the Year Ended September 30, 2024		For the Year Ended September 30, 2023
	USD	%	USD	%	USD	%
Sales of in-park recreation	$2,986,027	19.53%	$19,263,768	86.26%	$30,115,995	94.74%
Rental income	12,302,168	80.47%	3,069,483	13.74%	1,514,697	4.77%
Park service fees	-	-	-	-	156,110	0.49%
Total revenue	$15,288,195	100.00%	$22,333,251	100.00%	$31,786,802	100.00%

Our revenue was derived from (i) sales of in-park recreation, (ii) rental income, and (iii) park service fees.

The total revenue decreased by US$7,045,056, or 31.55%, from US$22,333,251 for the year ended September 30, 2024 to US$15,288,195 for the year ended September 30, 2025. Such decrease was primarily attributable to the decrease in sales of in-park recreation. Revenue from sales of in-park recreation decreased mainly because all the amusement parks were leased to third-party operators in November and December 2024. The Company transitioned from amusement park operator to amusement park lessor.

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

Our revenue from each of our revenue segments is summarized as follows:

For fiscal year 2025:

	Sales of in-park recreation	Rental income	Total
Reportable segment revenue	$2,986,027	$12,302,168	$15,288,195
Inter-segment loss	-	-
Revenue from external customers	2,986,027	12,302,168	15,288,195
Segment gross profit	$868,666	$6,802,868	$7,671,534
Gross margin	29.09%	55.30%	50.18%

For fiscal year 2024:

	Sales of in-park recreation	Rental income	Total
Reportable segment revenue	$19,263,768	$3,069,483	$22,333,251
Inter-segment loss	-	-	-
Revenue from external customers	19,263,768	3,069,483	22,333,251
Segment gross profit	$6,935,222	$3,069,483	$10,004,705
Gross margin	36.00%	100%	44.80%

For fiscal year 2023:

	Sales of in-park recreation	Rental income	Park service fees	Total
Reportable segment revenue	$30,115,995	$1,514,697	$156,110	$31,786,802
Inter-segment loss	-	-	-	-
Revenue from external customers	30,115,995	1,514,697	156,110	31,786,802
Segment gross profit	$17,642,945	$1,514,697	$156,110	$19,313,752
Gross margin	58.58%	100%	100%	60.76%

Sales of in-park recreation

Sales of in-park recreation primarily consist of charges for access to rides and attractions.

Revenue from sales of in-park recreation decreased by US$16,277,741, or 84.50%, from US$19,263,768 for the year ended September 30, 2024 to US$2,986,027 for the year ended September 30, 2025. This decrease was mainly because all the amusement parks were leased to third-party operators in November and December 2024. The Company transitioned from amusement park operator to amusement park lessor.

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

Rental income

Rental income primarily consists of regular rental payments from commercial tenants who operate convenience stores within the parks. It also includes rental payments from operators of amusement facilities in Yuxi, Mangshi, Tongling and Yueyang. In November and December 2024, all the amusement parks were leased to third-party operators. The Company transitioned from amusement park operator to amusement park lessor.

Revenue from rental income increased by US$9,232,685, or 300.79%, from US$3,069,483 for the year ended September 30, 2024 to US$12,302,168 for the year ended September 30, 2025. Such increase was mainly because the rental payment from all the amusement parks were leased to third-party. Tongling Amusement Parks was leased to third-party on November 12, 2024 to November 11, 2034 and the rental payment is RMB30.00 million per year. Qujing Amusement Parks was leased to third-party on December 23, 2024 to December 22, 2034 and the rental payment is RMB7.00 million per year. Yueyang Amusement Parks was leased to third-party on November 12, 2024 to November 11, 2034 and the rental payment is RMB20.00 million per year. Yuxi Amusement Parks was leased to third-party on December 23, 2024 to December 22, 2034 and the rental payment is RMB22.00 million per year. Changde Amusement Parks was leased to third-party on December 23, 2024 to December 22, 2034 and the rental payment is RMB23.00 million per year The rent shall increase annually by 2% starting from the second year.

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

Revenue from park service fees was nil, nil and US$156,110 for the years ended September 30, 2025, 2024 and 2023. In fiscal year 2025 and 2024, the company has not held any food festivals or circus performances.

Cost of Revenue

Our cost of revenue decreased by US$4,711,885, or 38.22%, from US$12,328,546 for the year ended September 30, 2024 to US$7,616,661 for the year ended September 30, 2025. The decrease in costs of revenue was mainly due to reduction in maintenance and utility costs, depreciation, utilities and salary.

Our cost of revenue decreased by US$144,504, or 1.16%, from US$12,473,050 for the year ended September 30, 2023 to US$12,328,546 for the year ended September 30, 2024. The decrease in cost of revenue was mainly due to Mangshi Jinsheng Amusement Park has been temporarily closed since September 2023.

Our cost of revenue from each of our cost segments is summarized as follows:

	For the Year Ended September 30, 2025		For the Year Ended September 30, 2024		For the Year Ended September 30, 2023
	USD	%	USD	%	USD	%
Salaries	$2,473,628	32.48%	$4,599,189	37.31%	$4,413,309	35.38%
Depreciation	3,237,894	42.51%	3,682,045	29.87%	3,365,574	26.98%
Utilities	66,573	0.87%	547,041	4.44%	732,871	5.88%
Maintenance fees	106,008	1.39%	567,075	4.60%	1,768,044	14.17%
Rental fees	1,034,902	13.59%	1,048,477	8.50%	860,395	6.90%
Social Security	525,200	6.90%	1,065,403	8.64%	980,580	7.86%
Others	172,456	2.26%	819,316	6.64%	352,277	2.83%
Total cost of revenue	$7,616,661	100.00%	$12,328,546	100.00%	$12,473,050	100.00%

Our cost of revenue from maintenance fees decreased by US$461,067, or 81.31%, from US$567,075 for the year ended September 30, 2024 to US$106,008 for the year ended September 30, 2025. Our cost of revenue from utilities decreased by US$480,468, or 87.83%, from US$547,041 for the year ended September 30, 2024 to US$66,573 for the year ended September 30, 2025. Our cost of revenue from salaries decreased by US$2,125,561, or 46.22%, from US$4,599,189 for the year ended September 30, 2024 to US$2,473,628 for the year ended September 30, 2025. This was mainly because all the amusement parks were leased to third-party operators in November and December 2024.

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

Cost of revenue from each of our revenue-producing segments is as follows:

For fiscal year 2025:

	Sales of in-park recreation		Rental income
	USD	%	USD	%	Total
Reportable segment revenue	$2,986,027	19.53%	$12,302,168	80.47%	$15,288,195
Cost of revenue	2,117,361	27.80%	5,499,300	72.20%	7,616,661
Segment gross profit	$868,666	11.32%	$6,802,868	88.68%	$7,671,534

For fiscal year 2024:

	Sales of in-park recreation		Rental income
	USD	%	USD	%	Total
Reportable segment revenue	$19,263,768	86.26%	$3,069,483	13.74%	$22,333,251
Cost of revenue	12,328,546	100.00%	—	—	12,328,546
Segment gross profit	$6,935,222	36.00%	$3,069,483	100.00%	$10,004,705

For fiscal year 2023:

	Sales of in-park recreation		Rental income		Park service fees
	USD	%	USD	%	USD	%	Total
Reportable segment revenue	$30,115,995	94.74%	$1,514,697	4.77%	$156,110	0.49%	$31,786,802
Cost of revenue	12,473,050	100.00%	—	—	—	—	12,473,050
Segment gross profit	$17,642,945	58.58%	$1,514,697	100.00%	$156,110	100.00%	$19,313,752

Our cost of revenue from sales of in-park recreation decreased by US$10,211,185, or 82.83%, from US$12,328,546 for the year ended September 30, 2024 to US$2,117,361 for the year ended September 30, 2025. The decrease in costs of revenue was mainly due to reduction in maintenance and utility costs, depreciation, utilities and salary.

Our cost of revenue from rental income increased by US$5,499,300, or 100.00%, from nil for the year ended September 30, 2024 to US$5,499,300 for the year ended September 30, 2025. The increase in costs of revenue was mainly due to all the amusement parks were leased to third-party operators in November and December 2024.

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

Gross Profit

	Year Ended September 30, 2025	Year Ended September 30, 2024	Year Ended September 30, 2023
Revenue	$15,288,195	$22,333,251	$31,786,802
Cost of revenue	7,616,661	12,328,546	12,473,050
Gross profit	7,671,534	10,004,705	19,313,752
Gross margin	50.18%	44.80%	60.76%

Our gross profit decreased by US$2,333,171, or 23.32%, from US$10,004,705 for the year ended September 30, 2024 to US$7,671,534 for the year ended September 30, 2025. The gross profit margin increased from 44.80% for the year ended September 30, 2024 to 50.18% for the year ended September 30, 2025. No sales of in-park recreation revenue from January to March 2025 and the Company’s business model has changed, and the amusement park has been leased to the same third party, resulting in associated costs in 2025.

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

Operating Expenses

Our total operating expenses increased by US$4,444,701, or 44.34%, from US$10,023,950 for the year ended September 30, 2024 to US$14,468,651 for the year ended September 30, 2025. This increase was mainly attributable to (i) an increase of US$6,601,571 in general and administrative expenses, or G&A expenses, and (ii) a decrease of US$2,156,870 in selling expenses. The increase in G&A expenses during this period was primarily attributable to share-based compensation expenses recognized in connection with the grant of 5,000,000 Class A Ordinary Shares priced at $1.87 per share on December 10, 2024.

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

Gain (Loss) on disposal of property and equipment

Gain on disposal of property and equipment decreased by US$218,278, or 96.47%, from US$226,258 for the year ended September 30, 2024 to US$7,980 for the year ended September 30, 2025. This decrease was from the disposal and sale of fixed assets.

Gain on disposal of property and equipment increased by US$382,330, or 244.97%, from US$(156,072) for the year ended September 30, 2023 to US$226,258 for the year ended September 30, 2024. This increase was from the disposal and sale of fixed assets.

Income tax expense

We are subject to the standard income tax rate of 25% under the PRC tax laws.

Our income tax expense decreased by US$468,086, or 22.09%, from US$2,119,225 for the year ended September 30, 2024 to US$1,651,139 for the year ended September 30, 2025. We are subject to the standard income tax rate of 25% under the PRC tax laws.

Our income tax expense decreased by US$2,120,814, or 50.02%, from US$4,240,039 for the year ended September 30, 2023 to US$2,119,225 for the year ended September 30, 2024. We are subject to the standard income tax rate of 25% under the PRC tax laws.

Net income (loss)

Our net loss increased by US$6,796,854, or 378.33%, from US$1,796,552 for the year ended September 30, 2024 to US$8,593,406 for the year ended September 30, 2025. Our net loss increased by US$8,346,136, or 127.43%, from US$6,549,584 for the year ended September 30, 2023 to US$(1,796,552) for the year ended September 30, 2024. Such changes were the result of the combination of the changes as discussed above.

B.	Liquidity and Capital Resources

Comparison of the years ended September 30, 2025, 2024 and 2023

In assessing our liquidity, we monitor and analyze our cash on-hand and working capital. Our operation funds are primarily derived from cash inflows from operations in prior years and financing from the issuance of ordinary shares.

As of September 30, 2025, our cash and cash equivalents amounted to US$86,002,274. Our net current assets were US$105,728,463, our current liabilities were US$4,404,409, and our shareholders’ equity totaled US$180,650,211.

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

We generated net (loss) income of US$(8,593,406), US$(1,796,552) and US$6,549,584 for the years ended September 30, 2025, 2024 and 2023, respectively. We believe our revenue will continue to grow and our current working capital is sufficient to support our operations at least for the next twelve months.

As of September 30, 2025 and 2024, our outstanding balance on short-term bank loans was as follows:

Institute	Maturity	Interest Rate	Co-borrower	September 30, 2025	September 30, 2024
China Construction Bank	December 29, 2025	4.15%/4.30%	Xuezheng Chen	$195,112	$198,219

As of September 30, 2024, short-term bank loans totalling $198,219 (equivalent to CNY 1,389,000) were extended to December 29, 2025. The loans bore interest at a rate of 4.15% from October 1, 2024 to December 31, 2024, and 4.30% effective January 1, 2025.

In December 29, 2023, we entered a credit agreement with China Construction Bank pursuant to which we borrowed US$198,219 (RMB1,389,000).

In January 2, 2023, we entered a credit agreement with China Construction Bank pursuant to which we borrowed US$139,280 (RMB1,000,000).

The following chart summarizes the key components of our cash flows for the years ended September 30, 2025, 2024 and 2023:

	Year ended September 30, 2025	Year ended September 30, 2024	Year ended September 30, 2023
Net cash provided by (used in) operating activities	$18,957,632	$(3,011,750)	$(19,342,645)
Net cash (used in) provided by investing activities	(49,764,350)	968,310	(7,910,651)
Net cash provided by financing activities	97,125,700	20,308,939	5,895,556
Effect of change in exchange rate	(146,836)	1,318,721	(843,497)

	Year ended September 30, 2025	Year ended September 30, 2024	Year ended September 30, 2023
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$66,172,146	$19,584,220	$(22,201,237)
Cash and cash equivalents, beginning of year	19,830,128	245,908	22,447,145
Cash and cash equivalents, end of year	$86,002,274	$19,830,128	$245,908
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	12,437	7,427	6,008
Cash paid for income tax	1,382,340	2,663,183	6,302,806

Operating activities

Our working capital has historically been attributable to our operating cash flows, advances from our customers and advances to suppliers and other current assets.

Net cash provided by operating activities was US$18.96 million for the fiscal year ended September 30, 2025, an increase of US$21.95 million compared to the fiscal year ended September 30, 2024. The increase in net cash provided by operating activities was primarily attributable to the following circumstances: (i) an increase in net loss of US$6.80 million, (ii) a decrease in advances to suppliers and other current assets of US$12.02 million, (iii) an increase in accounts payable of $4.26 million, (iv) an increase in share-based payments of US$7.07 million, (v) an increase in advances from customers of US$3.12 million which also contributed to the increase in cash flow.

Net cash used in operating activities was US$3.01 million for the fiscal year ended September 30, 2024, an increase of US$16.33 million compared to the fiscal year ended September 30, 2023. The increase in net cash used in operating activities was primarily attributable to the following circumstances: (i) an increase in net loss of US$8.35 million, (ii) a decrease in advances to suppliers and other current assets of US$32.10 million, (iii) an increase in accounts payable of $8.52 million, (iv) an increase in share-based payments of US$2.28 million, (v) an increase in advances from customers of US$0.47 million which also contributed to the increase in cash flow.

Investing activities

In fiscal year 2025, net cash used in our investing activities was US$49.76 million, compared to net cash used in investing activities of US$0.97 million in fiscal year 2024, mainly due to decreased purchase of property and equipment and increased proceeds from disposal of equipment and increase proceeds from loan receivable US$50.00 million.

In fiscal year 2024, net cash provided by our investing activities was US$0.97 million, compared to net cash used in investing activities of US$7.91 million in fiscal year 2023, mainly due to decreased purchase of property and equipment and increased proceeds from disposal of equipment.

Financing activities

In fiscal year 2025, cash provided by financing activities was US$97.13 million, as compared to cash provided by financing activities of US$20.31 million in fiscal year 2024. The increase in cash provided by financing activities was mainly due to proceeds from the issuance of common stock, net of issuance costs in increase in cash of US$76.83 million.

In fiscal year 2024, cash provided by financing activities was US$20.31 million, as compared to cash used in financing activities of US$5.90 million in fiscal year 2023. The increase in cash provided by financing activities was mainly due to proceeds from the issuance of common stock, net of issuance costs in increase in cash of US$14.06 million.

Commitments and Contingencies

Commitments

As of September 30, 2025, Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Nanping Golden Heaven”) had outstanding capital expenditure commitments relating to two construction projects, with an aggregate contract value of approximately US$44.95 million.

On September 28, 2023, Nanping Golden Heaven entered into a construction contract with Fujian Xinchang Construction Engineering Co., Ltd. with a total contract value of approximately US$19.67 million (RMB 140 million). The construction period under the contract was originally scheduled from October 1, 2023 to March 31, 2025 and was subsequently extended to March 31, 2026. As of September 30, 2025, Nanping Golden Heaven had paid approximately US$9.83 million (RMB 70 million) under this contract, and the remaining contractual commitment amounted to approximately US$9.84 million. Construction has been substantially completed, with certain equipment pending national safety inspections. The project is expected to commence operations in October 2026.

On September 28, 2023, Nanping Golden Heaven entered into a construction contract with Fujian Xinchang Construction Engineering Co., Ltd. with a total contract value of approximately US$25.28 million (RMB 180 million). The construction period under the contract was originally scheduled from October 1, 2023 to September 30, 2024 and was subsequently extended to October 31, 2026. As of September 30, 2025, Nanping Golden Heaven had paid approximately US$12.64 million (RMB 90 million), and the remaining contractual commitment amounted to approximately US$12.64 million. The core component upgrade for certain park equipment has not yet been completed, as the manufacturer needs to rework some critical parts to meet updated national acceptance standards, and the project is expected to be operating in the second half of 2026.

The Company expects to incur additional capital expenditures of approximately US$22.48 million in connection with these two construction projects. The Company expects to fund these expenditures primarily through cash flows from operations and, if necessary, additional financing.

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

On December 24, 2024, the Company entered into a series of long-term lease agreements with Fuzhou Yibang. Yuxi Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Yunnan Yuxi Jinsheng Amusement Park, located in Yuxi City, Yunnan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB22 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Changde Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Changde Jinsheng Amusement Park, located in Changde City, Hunan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB23 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Qujing Jinsheng Amusement Investment Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Qujing Jinsheng Amusement Park, located in Yujing City, Yunnan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB7 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Fuzhou Yibang has undertaken to use all three amusement parks only for legal amusement business activities and not to change their use. The Company believes that by leasing of the three amusement parks to Fuzhou Yibang, it can reduce operational costs and risks, improve asset utilization, and enhance the stability of cash flows, creating favorable conditions for sustainable development.

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

Leased Properties

The parks leased to third parties are located on leased properties, and there is no assurance that the operating entities will be able to renew such leases or find suitable alternative premises upon the expiration of the applicable lease terms.

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

Maintenance of Amusement Facilities

The safety of amusement facilities is important to the operation and reputation of the operating entities’ parks. It requires qualified staff and constant and significant expenditures to maintain the safe service of amusement facilities, many of which have been used for more than 3 years. As of the date of this annual report, nearly 122 facilities, or 90.77% of the amusement facilities of the operating entities are used for more than 3 years, which include the amusement facilities used for more than 5 years, and the annual maintenance costs for such amusement facilities reach approximately RMB109.37 million (US$15.36 million). As of the date of this annual report, 108 facilities, or 84.61% of the amusement facilities of the operating entities, are used for more than 5 years and the annual maintenance costs for such amusement facilities reach approximately RMB101.95 million (US$14.32 million).

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

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with US GAAP and this requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. The significant areas requiring the use of management estimates include, but are not limited to, the allowance for credit loss, estimated useful life and residual value of property and equipment, impairment of long-lived assets,valuation of deferred tax asset and deferred revenue. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates and such differences may be material to our consolidated financial statements.

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

Rental income: Rental income primarily consists of regular rental payments from commercial tenants who operate convenience stores within the parks. It also includes rental payments from operators of amusement facilities in Mangshi and Yueyang, such as boat rides, water park, animal encounter and ice rink. All the amusement parks were leased to third-party operators in November and December 2024. Such operators are fully responsible for the profits and losses of their businesses. Rental income is recognized on a time proportion basis over the lease terms.

Park service revenue: The Company’s recognition of park service revenue occurs when a service is completed.

The following table identifies the disaggregation of our revenue for the years ended September 30, 2025, 2024 and 2023, respectively:

	2025	2024	2023
Sales of in-park recreation	$2,986,027	$19,263,768	$30,115,995
Rental income	12,302,168	3,069,483	1,514,697
Park service fees	-	-	156,110
Total revenue	$15,288,195	$22,333,251	$31,786,802
Time of Revenue Recognition:
Sales of in-park recreation at a point in time	$2,986,027	$19,263,768	$30,115,995
Rental income over time	12,302,168	3,069,483	1,514,697
Park service fees at a point in time	-	-	156,110
Total revenue	$15,288,195	$22,333,251	$31,786,802

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

Advertising costs

The costs of other advertising, promotion, and marketing programs are charged to operations when incurred. As of September 30, 2025 and September 30, 2024, the Company had nil and $1.55 million in prepaid advertising, respectively. The amounts capitalized are included in other current assets.

Advertising expense was $1.50 million, $3.66 million and $3.69 million for the fiscal years ended September 30, 2025, September 30, 2024 and September 30, 2023, respectively. These amounts are presented within “Selling expenses”.

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

Foreign Currency and Other Comprehensive Income (Loss)

The financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency; however, the reporting currency of the Company is the USD. Assets and liabilities of the Company’s foreign subsidiaries have been translated into USD using the exchange rate at the balance sheet dates, while equity accounts are translated using historical exchange rate. The exchange rate we used to convert RMB to USD was 7.12, 7.00 and 7.18 at the balance sheet dates of September 30, 2025, September 30, 2024 and September 30, 2023, respectively. The average exchange rate for the period has been used to translate revenues and expenses. The average exchange rates we used to convert RMB to USD were 7.21, 7.11 and 7.05 for fiscal year 2025, fiscal year 2024 and fiscal 2023, respectively.

Translation adjustments are reported separately and accumulated in a separate component of equity (cumulative translation adjustment).

Income Taxes

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This ASC also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company did not have any uncertain tax positions from the continuing operations and the discontinued operations at September 30, 2025 and 2024.

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

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 11.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, advances to supplier, lease receivable and other receivable arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions.

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $70,235) for each financial institution in the HK are only insured by the government up to HKD500,000, in the United States of America are only insured by the Federal Deposit Insurance Corporation up to USD250,000, and are consequently exposed to risk of loss. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

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

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended September 30, 2025, 2024 and 2023.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jin Xu	45	Chief Executive Officer, and Chairman of the Board of Directors
Jinguang Gong	50	Chief Financial Officer
Bin Chen	53	Independent Director
Daofu Lin	44	Independent Director
Aijuan Sun	41	Independent Director
Jinhua Wang	39	Director

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

Mr. Jinguang Gong has served as our Chief Financial Officer since 2020. From 2017 to 2020, Mr. Gong was the Chief Financial Officer of Nanping Jinsheng Amusement Management Ltd. From 2003 to 2017, Mr. Gong was the Finance Manager of Fujian Futian Garments Group Co., Ltd. Mr. Gong holds a Bachelor’s degree in Accounting from Zhengzhou University of Light Industry.

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

Ms. Aijuan Sun has served as our independent director since March 2025. Ms. Sun has more than 20 years’ work experience. From September 2004 to January 2008, Ms. Sun worked as a buyer at Xiamen Fuqiao Sports Equipment Co., LTD, where she was responsible for sales business. From June 2008 to February 2014, Ms. Sun worked as a marketing operations manager at Xiamen Jing Yu Cosmetics Co., LTD., where she was responsible for managing cosmetic sales. From April 2014 to December 2024, Ms. Sun worked as a manager at Oriental Pioneer Trading Limited, where she was responsible for management of trading. Ms. Sun received her diploma in computer application from Fujian Zhonghua Vocational and Technical School in July 2003..

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

During the fiscal year ended September 30, 2025, we paid an aggregate of RMB3,074,108 (US$426,348) to our executive officers and directors. We have set aside or accrued an aggregate of RMB63,479 (US$8,803) to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

C.	Board Practices

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our ninth amended and restated articles of association.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our ninth amended and restated memorandum and articles of association.

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

Audit Committee

Our audit committee consists of our three independent directors, Bin Chen, Daofu Lin, and Aijuan Sun. Daofu Lin is the chairperson of our audit committee. Our board also has determined that Daofu Lin qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of our three independent directors, Bin Chen, Daofu Lin, and Aijuan Sun. Bin Chen is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of our three independent directors, Bin Chen, Daofu Lin, and Aijuan Sun. Aijuan Sun is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Controlled Company

Mr. Cuizhang Gong beneficially owns 71,574, or 100%, of Class B Ordinary Shares through YITONG ASIA INVESTMENT PTE. LTD., an exempt private company limited by shares incorporated in Singapore that is 100% owned by Cuizhang Gong. As a result, Cuizhang Gong owns more than a majority of the aggregate voting power of our issued and outstanding ordinary shares. As a result, we are deemed to be a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed to be a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Class A Ordinary Shares and the Trading Market-Since we are a ‘controlled company’ within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.”

D.	Employees

None of the employees are represented by labor unions. As of the date of this annual report, the operating entities collectively hire approximately 86 full-time employees. In the fiscal years ended September 30, 2025, 2024, and 2023, the operating entities collectively hired 86,620 and 650 full-time employees, respectively. They did not hire any seasonal, part-time or temporary employees. All the amusement parks were leased to third-party operators in November and December 2024. The Company transitioned from amusement park operator to amusement park lessor.

The following chart summarizes the number of employees in each park location in the fiscal years ended September 30, 2025, 2024, and 2023.

Number of Employees
Park Location	In the fiscal year of 2025	In the fiscal year of 2024	In the fiscal year of 2023
Yuxi	11	108	102
Mangshi	-	-	66
Qujing	10	92	85
Changde	18	124	116
Tongling	15	125	120
Yueyang	17	156	146
Group	15	15	15
Total	86	620	650

The following charts summarize the number of employees for different functions in the same fiscal years.

Number of Employees
Function	In the fiscal year of 2025	In the fiscal year of 2024	In the fiscal year of 2023
Administration	18	29	31
Finance	33	61	68
Logistics	7	41	45
Maintenance	6	85	92
Marketing	6	18	18
Operations	16	386	396
Total	86	620	650

E.	Share Ownership

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 19,960,521 Class A Ordinary Shares outstanding and 71,574 Class B Ordinary Shares outstanding as of the date of this annual report. 2,459,721 Class A Ordinary Shares are freely tradable as of the date of this annual report.

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

	Class A Number	Class B Number	Percent of Class A	Percentage of Class B	Percent of Total Voting Power*
Directors And Executive Officers(1):
Jin Xu	-	-	-	-	-
Jinguang Gong	-	-	-	-	-
Jinhua Wang	-	-	-	-	-
Daofu Lin	-	-	-	-	-
Bin Chen	-	-	-	-	-
Aijuan Sun	-	-	-	-	-
Directors and Executive Officers as a group (6 individuals):	-	-	-	-	-

5% Shareholders:
BOON LAY LIMITED(4)	1,500,000	-	7.51%	-	4.38%
KOVAN (INTERNATIONAL) LIMITED(5)	1,900,000	-	9.52%	-	5.54%
SHENG SIONG INTERNATIONAL LIMITED(6)	1,900,000	-	9.52%	-	5.54%
MARSILING INTERNATIONAL LIMITED(7)	1,700,000	-	8.52%	-	4.96%
TAMPINES LIMITED(8)	1,800,000	-	9.02%	-	5.25%
JINQIU INVESTMENT HOLDING CO. LTD(9)	1,500,000	-	7.51%	-	4.38%
BORUIDA LIMITED(10)	1,800,000	-	9.02%	-	5.25%
CHUANGRUNDA LIMITED(11)	1,800,000	-	9.02%	-	5.25%
HENG YU CAPITAL INVESTMENT PTE. LTD.(12)	1,100,000	-	5.51%	-	3.21%
CEDE & CO(13)	2,459,721	-	12.32%	-	7.18%
HENGRUI INVESTMENT HOLDING LTD.(14)	2,500,000	-	12.52%	-	7.29%
YITONG ASIA INVESTMENT PTE. LTD.(15)	-	71,574	-	100%	41.76%

*	Holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share. Holders of Class B Ordinary Shares are entitled to 200 votes per one Class B Ordinary Share.

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, the PRC.

(2)	The business address is B2706, KING WAH HOUSE, SHANKING ESTATE, TUEN MUN, HONG KONG.

(3)	The business address is UNIT 3217, FOON YAN HOUSE, TUNG YAN COURT, SAI WAN HO, HONG KONG.

(4)	The business address is UNIT H, 22/F, BLK 7, TMTPLAZA, TUEN MUN, HONG KONG.

(5)	The business address is UNIT 1907, BLK A, NEW TOWN MANSION, 2 TUEN LEE STREET, TUEN MUN, HONG KONG.

(6)	The business address is UNIT 185-B01, BLK B, HANG WAI IND CENTRE, NO 6, KIN TAI STREET, TUEN MUN, HONG KONG.

(7)	The business address is OFFICE OF SERTUS INCORP (CAYMAN) LTD, SERTUS CHAMBERS, GOVERNORS SQ STE #5-204, 23 LIME TREE BAY AVE, PO BOX 2547, GRAND CAYMAN KY1-1104, CAYMAN ISLANDS.

(8)	The business address is ROOM 602, 6/F , KAI YUE COMMERCIAL BUILDING, NO. 2 CARGYLE STREET, MONGKOK KL, HONG KONG.

(9)	The business address is FLAT / RM 7022 BLK D 7/F TAK WING IND BLDG 3, TSUN WEN ROAD, TUEN MUN, HONG KONG.

(10)	The business address is 2 VENTURE DRIVE, #14-02 VISION EXCHANGE 608526, SINGAPORE.

(11)	The shares held by CEDE & CO are publicly traded.

(12)	The business address is OFFICE OF SERTUS INCORP (CAYMAN) LTD, SERTUS CHAMBERS GOVERNORS SQ STE 5-204, 23 LIME TREE BAY AVE, PO BOX 2547, GRAND CAYMAN KY1-1104, CAYMAN ISLANDS.

(13)	The business address is 413 YISHUN RING ROAD, #03-1889, SINGAPORE 760413, SINGAPORE.

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

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B.	Related Party Transactions

During the fiscal year ended September 30, 2025 and up to the date of this annual report, we have engaged in the following related party transactions.

As of September 30, 2025, due to related party was US$46,300. It was Yitong Asia Investment Ptd. Ltd. payment made on behalf of the Company for audit fees. As of the date of this annual report, the outstanding principal amount is nil.

As of September 30, 2024, Transaction with Certain Shareholders. On October 5, 2022, we fully redeemed and cancelled 50,000,000 ordinary shares, pursuant to the board resolutions duly approved by all of the directors of the Company. Due to such redemption, we owed $5,000 to the selling shareholders, including JINZHENG INVESTMENT CO PTE. LTD., Qingyu Investment Ltd., HONG KONG GREATER POWER VENTURES LIMITED, WONG Kei Kai, CHEN Yong, Xinyue Holding Ltd., SanShan Group Holdings Co. LTD., YITONG ASIA INVESTMENT PTE. LTD., HUARONG HOLDING PTE. LTD., YUNG HOI TSIT, HUACHEN CONSULTING PTE. LTD., JOYGRACE INVESTMENT PTE. LTD., HENG YANG INVESTMENT MANAGEMENT CO. PTE. LTD., Hengrui Investment Holding Ltd., ZHUOHUA INVESTMENT HOLDINGS PTE. LTD, HENG YU CAPITAL INVESTMENT PTE. LTD., Jinqiu Investment Holding Co. Ltd, and HUANYU TRADING INVESTMENT PTE. LTD. As of the date of this annual report, the outstanding principal amount is nil..

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

The following description of provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our ninth amended and restated memorandum and articles of association, copies of which are filed as an exhibit to this annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

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

Ordinary Shares

As of the date of this annual report, our authorized share capital is US$6,018,000,000 divided into 3,200,000,000 Class A ordinary shares with a par value of US$1.875 each and 9,600,000 Class B ordinary shares with a par value of US$1.875 each. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights as set forth in our ninth amended and restated memorandum and articles of association. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 200 votes per one Class B Ordinary Share. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. During the last three years, no ordinary shares were issued in exchange for consideration other than cash.

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

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.	As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our ninth amended and restated articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

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

Our ninth amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

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

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Director election is governed by the terms of the memorandum and articles of association.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Cayman Companies Act but our ninth amended and restated articles of association do not provide for cumulative voting.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Mergers and Similar Arrangements	Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and by a majority of the outstanding voting power of the shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain mergers are entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value (as determined by the Delaware Court of Chancery) of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction.	The Cayman Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

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

For PRC regulatory restrictions on the remittance of dividends, see “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.”

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “-Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

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

For information about our subsidiaries, see “Item 4. Information on the Company-A. History and Development of the Company.”

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

On April 23, 2025, our shareholders approved the consolidation of shares at a share consolidation ratio of 1:25 so as to become such whole number of Class A Ordinary Shares and Class B Ordinary Shares with a par value of US$0.125 per share (after rounding, if necessary) as shall result therefrom.

On August 6, 2025, our shareholders approved the consolidation for shares at a share consolidation ratio of 1:15 so as to become such whole number of Class A Ordinary Shares and Class B Ordinary Shares with a part value of US$1.875 per share (after rounding, if necessary) as shall result therefrom. Following the consolidation, the proportion between the amount paid and the amount, if any, unpaid on each consolidated share will be the same as it was immediately before each of the share consolidations in the case of the shares from which it was derived.

Use of Proceeds

This “Use of Proceeds” information relates to the registration statement on Form F-1, as amended, with the File Number 333-268166, which was declared effective by the SEC on March 30, 2023 (the “Registration Statement”). The Registration Statement related to the public offering by the Company of 1,750,000 ordinary shares at a price to the public of $4.00 per ordinary share. On April 12, 2023, the ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “GDHG.” Revere Securities LLC and R.F. Lafferty & Co., Inc. acted as the joint book-running managers for the Company’s offering. On April 14, 2023, the Company announced the closing of its offering. Gross proceeds of our IPO totaled approximately $7.00 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO totaled approximately $6.19 million after the deduction of offering costs. As of September 30, 2025, the Company applied all the net proceeds of our IPO to uses largely in consistence with the relevant disclosure in the Registration Statement.

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

Based on that evaluation, our management has concluded that, as of September 30, 2025, our disclosure controls and procedures were not effective, due to the following material weaknesses:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a- 15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2025. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In preparing our consolidated financial statements for the years ended September 30, 2023, September 30, 2024 and September 30, 2025, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of September 30, 2025. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions; (iv) we are aware that due to the lack of skillful or experienced staff, some of whom may be positioned in conflicting, overlapping or incompatible duties, the risk of human error may be increased.

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of September 30, 2025.

Management’s Annual Report on Internal Control over Financial Reporting

The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management’s assessment, our CEO and CFO concluded that our internal control over financial reporting as of September 30, 2025 was ineffective. We have taken, and are taking, certain actions to remediate the material weakness related to our lack of U.S. GAAP and SEC reporting experience. We engaged a consultant with U.S. GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP. We also engaged an internal control consulting firm in 2025 to review, test and improve our internal accounting controls and internal control over financial reporting. We have adopted and are implementing policies, procedures and practices recommended in the report of the consultant and have arranged training of internal control for our employees and management on disclosure controls and procedures. We believe the measures described above will remediate the material weakness. The Company continues to make efforts to implementing its existing and newly adopted procedures to improve our disclosure controls and internal controls over financing reporting.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Daofu Lin qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Daofu Lin satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management.”

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

	For the Fiscal Years Ended September 30,
	2025	2024	2023
Audit fees(1)	$312,600	$280,000	$260,000
Audit-Related fees(2)	17,600	134,650	15,000
Total	$330,200	$414,650	$275,000

(1)	“Audit fees” refer to the aggregate fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements and review of the interim financial statements.

(2)	Audit-related fees include the aggregate fees billed by the principal accountant for administrative expenses that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under the “Audit fees” category.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements as follows:

(i)	that shareholder approval is required prior to an issuance of securities in connection with: (A) the acquisition of the stock or assets of another company; (B) equity-based compensation of officers, directors, employees or consultants; (C) a change of control; and (D) transactions other than public offerings;

(ii)	that voting rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance; and

(iii)	that we hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Ninth Amended and Restated Memorandum of Association
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-285647) initially filed with the SEC on March 7, 2025)
2.2*	Description of securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
4.2	English translation of Yangming Lake Glacier Tribe Amusement Park Construction Contract dated September 28, 2023 (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.3	English translation of Seven Rainbow Park Construction Contract dated September 28, 2023 (incorporated by reference to Exhibit 99.2 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.4	English translation of Linli Jinzheng Amusement Park Construction Contract dated September 27, 2023 (incorporated by reference to Exhibit 99.3 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.5	English translation of Yangming Lake Glacier Tribe Amusement Park Land Lease Agreement dated September 28, 2023 (incorporated by reference to Exhibit 99.4 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.6	English translation of Seven Rainbow Park Land Lease Agreement dated September 27, 2023 (incorporated by reference to Exhibit 99.5 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.7	English translation of Linli Jinzheng Amusement Park Land Lease Agreement dated September 27, 2023 (incorporated by reference to Exhibit 99.6 of the current report on Form 6-K filed with the SEC on October 6, 2023)
4.8	Share Purchase Agreement dated April 12, 2024 between JINZHENG and YITONG (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on April 19, 2024)
4.9	Personal Guarantee dated April 12, 2024 executed by Cuizhang Gong (incorporated by reference to Exhibit 10.2 of the current report on Form 6-K filed with the SEC on April 19, 2024)
4.10	Investment Consulting Agreement dated June 9, 2024 between Golden Heaven Group Holdings Ltd. and Xiangyun Investment Co., LTD. (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on June 14, 2024)
4.11	Acquisitions Consulting Agreement dated June 13, 2024 between Golden Heaven Group Holdings Ltd. and Lacius Investment Ltd. (incorporated by reference to Exhibit 10.2 of the current report on Form 6-K filed with the SEC on June 14, 2024)
4.12	Marketing Consulting Agreement dated June 14, 2024 between Golden Heaven Group Holdings Ltd. and SANSAGE CAPITAL CO., LIMITED (incorporated by reference to Exhibit 10.3 of the current report on Form 6-K filed with the SEC on June 14, 2024)
4.13	Form of Share Purchase Agreement dated July 1, 2024 between Golden Heaven Group Holdings Ltd. and Purchasers (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on July 3, 2024)
4.14	Form of Warrants for the Purchase of Shares dated July 1, 2024 (incorporated by reference to Exhibit 10.2 of the current report on Form 6-K filed with the SEC on July 3, 2024)
4.15	Form of Share Purchase Agreement (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on August 9, 2024)
4.16	Form of Warrant (incorporated by reference to Exhibit 10.2 of the current report on Form 6-K filed with the SEC on August 9, 2024)
4.17	English translation of Tongling West Lake Amusement World Site Lease Agreement (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the SEC on November 13, 2024)

4.18	English translation of Yueyang Amusement World Site Lease Agreement (incorporated by reference to Exhibit 99.2 of the current report on Form 6-K filed with the SEC on November 13, 2024)
4.19	Form of Securities Purchase Agreement dated November 18, 2024 (incorporated by reference to Exhibit 99.2 of the current report on Form 6-K filed with the SEC on November 19, 2024)
4.20	Form of Warrant dated November 18, 2024 (incorporated by reference to Exhibit 99.3 of the current report on Form 6-K filed with the SEC on November 19, 2024)
4.21	Form of Amendment to Warrant dated November 18, 2024 (incorporated by reference to Exhibit 99.4 of the current report on Form 6-K filed with the SEC on November 19, 2024)
4.22	English Translation of Yunnan Yuxi Jinsheng Amusement Park Site Lease Agreement dated December 24, 2024 (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the SEC on December 26, 2024)
4.23	English Translation of Changde Jinsheng Amusement Park Site Lease Agreement dated December 24, 2024 (incorporated by reference to Exhibit 99.2 of the current report on Form 6-K filed with the SEC on December 26, 2024)
4.24	English Translation of Qujing Jinsheng Amusement Park Site Lease Agreement dated December 24, 2024 (incorporated by reference to Exhibit 99.3 of the current report on Form 6-K filed with the SEC on December 26, 2024)
4.25	Form of Amendment to Warrant dated April 22, 2025 (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed with the SEC on May 5, 2025)
4.26	Form of Share Purchase Agreement (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on May 29, 2025)
4.27	English Translation of Loan Agreement dated as of September 25, 2025 (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on September 30, 2025)
4.28	Form of Securities Purchase Agreement dated December 4, 2025 between Golden Heaven Group Holdings Ltd. and Purchasers (incorporated by reference to Exhibit 10.1 of the current report on Form 6-K filed with the SEC on December 9, 2025)
4.29	Form of Warrant dated December 4, 2025(incorporated by reference to Exhibit 10.2 of the current report on Form 6-K filed with the SEC on December 9, 2025)
8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-268166) initially filed with the SEC on November 4, 2022)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-41675) filed with the SEC on February 15, 2024)
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of AllBright Law Offices (Fuzhou)
15.2*	Consent of Assentsure PAC
97.1	Form of Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-41675) filed with the SEC on February 15, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Golden Heaven Group Holdings Ltd.

	By:	/s/ Jin Xu
Jin Xu
Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

Date: January 21, 2026

Golden Heaven Group Holdings Ltd.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Golden Heaven Group Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Golden Heaven Group Holdings Ltd. (the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in period ended September 30, 2025, and the related notes (collectively referred to as the “Financial Statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

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

/s/ Assentsure PAC
Singapore
January 21, 2026
PCAOB ID Number 6783

We have served as the Company’s auditor since 2023.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONSOLIDATED BALANCE SHEETS

	September 30, 2025	September 30, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$86,002,274	$19,830,128
Advances to suppliers and other current assets	22,996,430	40,273,708
Lease receivables	1,126,840	-
Other receivables	7,328	514,010
TOTAL CURRENT ASSETS	$110,132,872	$60,617,846
Property and equipment, net	$24,654,088	$28,612,940
Right-of-use assets	6,600,497	9,262,875
Loan receivables	50,000,000	-
Other non-current assets	59,840	60,793
TOTAL NON-CURRENT ASSETS	81,314,425	37,936,608
TOTAL ASSETS	$191,447,297	$98,554,454

LIABILITIES
CURRENT LIABILITIES
Accrued expenses and other payables	$2,563,376	$2,866,355
Tax payable	805,384	449,285
Advances from customers	210,704	1,471,227
Amount due to related party	46,300	-
Loan payables	195,112	198,219
Lease liability-current	583,533	836,591
TOTAL CURRENT LIABILITIES	$4,404,409	$5,821,677

NON-CURRENT LIABILITIES
Lease liability-non-current	$6,392,677	$8,768,845
Other non-current liabilities	-	243,314
Amount due to related party	-	5,000
TOTAL NON-CURRENT LIABILITIES	6,392,677	9,017,159
TOTAL LIABILITIES	$10,797,086	$14,838,836

COMMITMENTS AND CONTINGENCIES (Notes14)	-	-

STOCKHOLDERS’ EQUITY

Golden Heaven Group Holdings Ltd., Stockholders’ equity
Class A ordinary shares, $1.875 par value; 3,200,000,000 shares authorized; 2,460,521 shares and 10,463 shares issued as of September 30, 2025 and 2024, respectively*	$4,613,475	$19,618
Class B ordinary shares, $1.875 par value; 9,600,000 shares authorized; 71,574 shares and 534 shares issued as of September 30, 2025 and September 30, 2024, respectively*	134,202	1,000
Additional paid-in capital	130,415,037	28,707,696
Statutory reserve	3,518,084	3,488,991
Retained earnings	45,114,192	53,736,691
Accumulated other comprehensive loss	(3,144,779)	(2,238,378)
Total stockholders’ equity	180,650,211	83,715,618
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$191,447,297	$98,554,454

*	During fiscal year 2025, the Company effected multiple share capital changes, including a 25-for-1 share consolidation effective May 9, 2025, and a subsequent 15-for-1 share consolidation effective August 12, 2025, which increased the par value of the Company’s ordinary shares from US$0.005 to US$1.875 per share. All share and per-share amounts presented, including comparative periods, have been retrospectively adjusted to reflect these transactions. See Note 13 - Equity for details information.

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Year Ended
	2025	2024	2023
Revenue	$15,288,195	$22,333,251	$31,786,802
Cost of revenue	7,616,661	12,328,546	12,473,050
Gross profit	7,671,534	10,004,705	19,313,752

Operating expenses
General and administrative expenses	12,966,178	6,364,607	4,900,269
Selling expenses	1,502,473	3,659,343	3,688,104
Total operating expenses	14,468,651	10,023,950	8,588,373
(Loss) Income from operations	(6,797,117)	(19,245)	10,725,379

Other income (expenses)
Interest income	40,473	9,360	74,553
Interest expenses	(12,437)	(7,427)	(6,008)
Gain (Loss) on disposal of property and equipment	7,980	226,258	(156,072)
Other (expenses) income, net	(181,166)	113,727	151,771
Total other income (expenses), net	(145,150)	341,918	64,244
(Loss) Profit before income tax	(6,942,267)	322,673	10,789,623
Income tax expense	(1,651,139)	(2,119,225)	(4,240,039)
Net (loss) income	$(8,593,406)	$(1,796,552)	6,549,584

Other comprehensive income
Net (loss) income	$(8,593,406)	$(1,796,552)	6,549,584
Foreign currency translation	(906,401)	1,928,012	(1,296,096)
Comprehensive income	(9,499,807)	131,460	5,253,488
Basic & diluted (losses) earnings per share	$(10.83)	$(262.73)	$2,417
Basic & diluted weighted average number of ordinary shares	793,805	6,838	2,710

*	During fiscal year 2025, the Company effected multiple share capital changes, including a 25-for-1 share consolidation effective May 9, 2025, and a subsequent 15-for-1 share consolidation effective August 12, 2025, which increased the par value of the Company’s ordinary shares from US$0.005 to US$1.875 per share. All share and per-share amounts presented, including comparative periods, have been retrospectively adjusted to reflect these transactions. See Note 13 - Equity for details information.

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Ordinary shares			Statutory	Additional paid-in	Retained	Accumulative other comprehensive
	Class A*	Class B*	Amount	reserve	capital	earnings	loss	Total
Balance at September 30, 2023	2,227	534	$5,175	3,462,673	$6,189,739	$55,559,561	$(4,166,390)	$61,050,758
Issuance of common stocks-cash	7,200	—	13,500	—	20,236,500	—	—	20,250,000
Share-based payments-omnibus equity plan	523	—	980	—	2,282,420	—	—	2,283,400
Effect of rounding fractional shares into whole shares upon reverse stock split	513	—	963	—	(963)	—	—	—
Net loss	—	—	—	—	—	(1,796,552)	—	(1,796,552)
Statutory reserve	—	—	—	26,318	—	(26,318)	—	—
Foreign currency translation	—	—	—	—	—	—	1,928,012	1,928,012
Balance at September 30, 2024	10,463	534	$20,618	3,488,991	$28,707,696	$53,736,691	$(2,238,378)	$83,715,618

	Ordinary shares			Statutory	Additional paid-in	Retained	Accumulative other comprehensive
	Class A*	Class B*	Amount	reserve	capital	earnings	loss	Total
Balance at September 30, 2024	10,463	534	$20,618	3,488,991	$28,707,696	$53,736,691	$(2,238,378)	$83,715,618
Issuance of common stocks-cash	2,386,667	—	4,475,001	—	73,124,999	—	—	77,600,000
Exercise of warrants	121,067	—	227,001	—	19,257,399	—	—	19,484,400
Share-based payments-omnibus equity plan	13,333	—	24,999	—	9,325,001	—	—	9,350,000
Effect to rounding fractional shares into whole shares upon reverse stock split	31	—	58	—	(58)	—	—	—
Conversion of Class A ordinary shares to Class B ordinary shares	(71,040)	71,040	—	—	—	—	—	—
Net loss	—	—	—	—	—	(8,593,406)	—	(8,593,406)
Statutory reserve	—	—	—	29,093	—	(29,093)	—	—
Foreign currency translation	—	—	—	—	—	—	(906,401)	(906,401)
Balance at September 30, 2025	2,460,521	71,574	$4,747,677	$3,518,084	$130,415,037	$45,114,192	$(3,144,779)	$180,650,211

*	During fiscal year 2025, the Company effected multiple share capital changes, including a 25-for-1 share consolidation effective May 9, 2025, and a subsequent 15-for-1 share consolidation effective August 12, 2025, which increased the par value of the Company’s ordinary shares from US$0.005 to US$1.875 per share. All share and per-share amounts presented, including comparative periods, have been retrospectively adjusted to reflect these transactions. See Note 13 - Equity for details information.

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN HEAVEN GROUP HOLDING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(8,593,406)	$(1,796,552)	$6,549,584
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,238,170	3,683,024	3,366,804
(Gain) Loss on disposal of property and equipment	(7,980)	(226,258)	156,072
Share-based payments	9,350,000	2,283,400	—
Changes in operating assets and liabilities
Other receivables	493,645	(527,591)	(6,044)
Lease receivables	(1,112,566)	—	—
Advances to suppliers and other current assets	17,277,278	4,127,906	(27,973,193)
Operating lease assets and liabilities	33,152	342,561	—
Accounts payable	-	(4,259,820)	4,259,820
Accrued expenses and other payables	(498,876)	(2,296,800)	(1,821,122)
Advances from customers	(1,221,785)	(4,341,620)	(3,874,566)
Net cash provided by (used in) operating activities	18,957,632	(3,011,750)	(19,342,645)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of equipment	235,650	1,043,828	—
Additions to property and equipment	—	(75,518)	(7,910,651)
Proceeds from loan receivable	(50,000,000)	—	—
Net cash (used in) provided by investing activities	(49,764,350)	968,310	(7,910,651)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from related party	41,300	—	1,779,723
Repayment of amounts due to related parties	—	—	(2,072,512)
Proceeds from the issuance of ordinary shares, net of issuance costs	77,600,000	20,250,000	6,189,914
Exercise of warrants	19,484,400	—	—
Repayment of loan	—	—	(140,849)
Proceeds from loan payable	—	58,939	139,280
Net cash provided by financing activities	97,125,700	20,308,939	5,895,556
Effect of change in exchange rate	(146,836)	1,318,721	(843,497)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	66,172,146	19,584,220	(22,201,237)
Cash and cash equivalents, beginning of year	19,830,128	245,908	22,447,145
Cash and cash equivalents, end of year	$86,002,274	$19,830,128	245,908
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	12,437	7,427	6,008
Cash paid for income tax	1,382,340	2,663,183	6,302,806

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

On April 22, 2025, the Company’s shareholders approved (1) the increase of the Company’s authorized share capital from US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each, to US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each (the “Share Capital Increase”); and (2) upon completion of the Share Capital Increase, the Company’s authorized share capital of US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each, be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”). On April 23, 2025, the Board passed the resolutions that the authorised, issued and outstanding Shares shall be consolidated on a 25 for 1 ratio, which shall have the effect of reducing the number of: (i) authorized Class A ordinary shares from 40,000,000,000 Class A ordinary shares with a par value of US$0.005 per share to 1,600,000,000 Class A ordinary shares with a par value of US$0.125 per share; (ii) authorized Class B ordinary shares from 120,000,000 Class B ordinary shares with a par value of US$0.005 per share to 4,800,000 Class B ordinary shares with a par value of US$0.125 per share. The Share Consolidation was effective on May 9, 2025.

On August 12, 2025, Class A ordinary shares from 48,000,000,000 Class A ordinary shares with a par value of US$0.125 per share to 3,200,000,000 Class A ordinary shares with a par value of US$1.875 per share; Class B ordinary shares from 144,000,000 Class B ordinary shares with a par value of US$0.125 per share to 9,600,000 Class B ordinary shares with a par value of US$1.875 per share.

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

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with US GAAP and this requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. The significant areas requiring the use of management estimates include, but are not limited to, the allowance for credit loss, estimated useful life and residual value of property and equipment, impairment of long-lived assets, valuation of deferred tax asset and deferred revenue  . Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates and such differences may be material to our consolidated financial statements.

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

Deposits in banks in the PRC are only insured by the government up to RMB500,000 (approximately $70,235 and $71,353 as of September 30, 2025 and 2024 respectively), and are consequently exposed to risk of loss. The Company believes the probability of a bank failure, causing loss to the Company, is remote.

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

Rental income: In 2024, rental income primarily consists of regular rental payments from commercial tenants who operate convenience stores within the parks. It also includes rental payments from operators of amusement facilities in Mangshi and Yueyang, such as boat rides, water park, animal encounter and ice rink. All the amusement parks were leased to third-party operators in November and December 2024. Such operators are fully responsible for the profits and losses of their businesses. Rental income is recognized on a time proportion basis over the lease terms.

Park service revenue: The Company’s recognition of park service revenue occurs when a service is completed.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table identifies the disaggregation of our revenue for the years ended September 30, 2025, 2024 and 2023, respectively:

	2025	2024	2023
Sales of in-park recreation	$2,986,027	$19,263,768	$30,115,995
Rental income	12,302,168	3,069,483	1,514,697
Park service fees	-	-	156,110
Total revenue	$15,288,195	$22,333,251	$31,786,802
Time of Revenue Recognition:
Sales of in-park recreation at a point in time	$2,986,027	$19,263,768	$30,115,995
Rental income over time	12,302,168	3,069,483	1,514,697
Park service fees at a point in time	-	-	156,110
Total revenue	$15,288,195	$22,333,251	$31,786,802

Costs of revenue consisted primarily of compensation of operational employees, depreciation of amusement facilities, daily maintenance costs, utility bills and rental fee, etc. For the fiscal years ended September 30, 2025, 2024 and 2023, the Company incurred $7.62 million, $12.33 million and $12.47 million in costs of revenue, respectively.

General and administrative expenses consisted primarily of compensation of administrative and management employees, depreciation of computer and furniture and professional fees, etc. For the fiscal years ended September 30, 2025, 2024 and 2023, the Company had $12.97 million, $6.36 million and $4.90 million in general and administrative expenses, respectively.

Advertising costs

The costs of other advertising, promotion, and marketing programs are charged to operations when incurred. As of September 30, 2025 and September 30, 2024, the Company had nil and $1.55 million in prepaid advertising, respectively. The amounts capitalized are included in other current assets.

Advertising expense was $1.50 million, $3.66 million and $3.69 million for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. These amounts are presented within “Selling expenses”.

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

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign Currency and Other Comprehensive Income (Loss)

The financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency; however, the reporting currency of the Company is the USD. Assets and liabilities of the Company’s foreign subsidiaries have been translated into USD using the exchange rate at the balance sheet dates, while equity accounts are translated using historical exchange rate. The exchange rate we used to convert RMB to USD was 7.12, 7.00 and 7.18 at the balance sheet dates of September 30, 2025, 2024 and 2023, respectively. The average exchange rate for the period has been used to translate revenues and expenses. The average exchange rates we used to convert RMB to USD were 7.21, 7.11 and 7.05 for fiscal year 2025, fiscal year 2024 and fiscal 2023, respectively. Translation adjustments are reported separately and accumulated in a separate component of equity (cumulative translation adjustment).

Income Taxes

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This ASC also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company did not have any uncertain tax positions from the continuing operations and the discontinued operations at September 30, 2025 and 2024.

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

GOLDEN HEAVEN GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 11.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and lease receivable arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions.

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $70,235) for each financial institution in the HK are only insured by the government up to HKD 500,000, in the United States of America are only insured by the Federal Deposit Insurance Corporation up to USD 250,000, and are consequently exposed to risk of loss. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

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

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended September 30, 2025, 2024 and 2023.

Receivable and Allowances

On October 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost including lease receivables and receivables resulting from the application of ASC 606. The adoption of the guidance had no impact on the allowance for credit losses for other receivable.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the accompanying consolidated financial statements.

3. ADVANCES TO SUPPLIERS AND OTHER CURRENT ASSETS

The amount of advances to suppliers and other current asset consisted of the following:

	September 30, 2025	September 30, 2024
Prepayments for advertisements	$-	$1,545,985
Prepayment of projects	22,475,067	38,426,383
Prepayments of land leases	521,363	301,340
Total	$22,996,430	$40,273,708

As of September 30, 2025, prepayment of projects was $22.48 million.

On September 28, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $19.67 million (RMB140 million). The planned project construction from October 1, 2023 to March 31, 2025, and was subsequently extended to March 31, 2026. Nanping Golden Heaven paid $9.83 million (RMB70 million) in September 2023. The construction of the park’s infrastructure and equipment has been basically completed, with some equipment pending national safety inspection. It will be expected to be operating in October 2026.

GOLDEN HEAVEN GROUP HOLDING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. ADVANCES TO SUPPLIERS AND OTHER CURRENT ASSETS (cont.)

On September 28, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $25.28 million (RMB180 million). The planned project construction from October 1, 2023 to September 30, 2024, and was subsequently extended to October 31, 2026. Nanping Golden Heaven paid $12.64 million (RMB90 million) in September 2023. The core component upgrade for certain park equipment has not yet been completed, as the manufacturer needs to rework some critical parts to meet updated national acceptance standards, and the project is expected to be operating in the second half of 2026.

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

On September 28, 2023, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $25.69 million (RMB180 million). The planned project construction period from October 1, 2023 to September 30, 2024. Nanping Golden Heaven paid $12.84 million (RMB90 million) in September 2023.

On August 29, 2024, Nanping Golden Heaven signed a construction contract with Fujian Xinchang Construction Engineering Co., Ltd in the amount of $0.92 million (RMB6.42 million). The planned project construction period from September 1, 2024 to February 28 2025. Nanping Golden Heaven paid $0.37 million (RMB2.57 million) in September 2024. As of September 30, 2025, the project has been terminated, the Company recovered $0.37 million (RMB2.57 million) in March 2025.

4. LOAN RECEIVABLES

As of September 30, 2025 and 2024, loan receivables was $50.00 million and nil.

In 2025, the Company entered into a “Loan Agreement” with a third party. Pursuant to the Loan Agreement, the Company loaned up to the amount of $50 million to the third party at the annual interest rate of 6% of 5 years.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	September 30,
	2025	2024
Machinery	$15,957,448	$17,298,485
Office equipment	40,666	51,589
Electronic equipment	117,727	135,014
Vehicle	38,319	13,242
Park facilities	31,183,127	31,679,750
Subtotal	47,337,287	49,178,080
Less: Accumulated depreciation	(22,683,199)	(20,565,140)
Total	$24,654,088	$28,612,940

Depreciation expense included in general and administration expenses for the fiscal years ended September 30, 2025, 2024 and 2023 was $276, $979 and $1,230, respectively. Depreciation expense included in cost of sales for the fiscal years ended September 30, 2025, 2024 and 2023 was $ 3,237,894, $3,682,045 and $3,365,574 respectively.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. LEASES

The Company’s noncancelable operating leases consist of leases for office space and land. The Company is the lessee under the terms of the operating leases. For the fiscal year ended September 30, 2025 and 2024, the operating lease cost was $1.05 million and $1.31 million, respectively.

The Company’s operating leases have remaining lease terms that range from approximately 1 year to 14 years. As of September 30, 2025 and 2024, the weighted average remaining lease term and weighted average discount rate were 11.35 years and 13.11 years, 4.88% and 4.88%, respectively.

Maturities of lease liabilities were as follows:

Year ending September 30, 2025	Operating Lease
2026	$912,378
2027	927,543
2028	950,619
2029	977,116
2030	1,003,958
From 2031 to June 30, 2038	4,008,134
Total	$8,779,748
Less: amounts representing interest	$1,803,538
Present value of future minimum lease payments	6,976,210
Less: Current obligations	583,533
Long term obligations	$6,392,677

Year ending September 30, 2024	Operating Lease
2025	$1,288,595
2026	1,176,644
2027	1,192,051
2028	1,215,495
2029	1,242,413
From 2030 to June 30, 2038	6,138,428
Total	$12,253,626
Less: amounts representing interest	$2,648,190
Present value of future minimum lease payments	9,605,436
Less: Current obligations	836,591
Long term obligations	$8,768,845

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. ACCRUED EXPENSES AND OTHER PAYABLES

The amount of accrued expenses and other payables consisted of the following:

	September 30, 2025	September 30, 2024
Payable for projects	$1,966,568	$1,997,888
Audit fees	250,000	280,000
Accrued salaries	199,808	555,714
Others payables	147,000	32,753
Total	$2,563,376	$2,866,355

8. TAX PAYABLE

The amount of tax payable consisted of the following:

	September 30, 2025	September 30, 2024
Income tax payable	$598,661	$331,612
Other tax payables	206,723	117,673
Total	$805,384	$449,285

9. ADVANCES FROM CUSTOMERS

The amount of advances from customers consisted of the following:

	September 30, 2025	September 30, 2024
Amusement park card recharge	$—	$1,471,227
Advance received for software development	210,704	—

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. LOAN PAYABLES

Short term loans — banks

Outstanding balances on short-term bank loans consisted of the following:

Institution name	Maturity	Interest rate	Collateral/ earnings	September 30, 2025	September 30, 2024
China Construction Bank	December, 2025	4.15%/4.30%	Xuezheng Chen	$195,112	$198,219

As of September 30, 2024, short-term bank loans totalling $198,219 (equivalent to CNY 1,389,000) were extended to December 29, 2025. The loans bore interest at a rate of 4.15% from October 1, 2024 to December 31, 2024, and 4.30% effective January 1, 2025.

11. RELATED PARTY BALANCES

As of September 30, 2025, the amount due to the related parties consisted of the following:

Name	Amount (US$)	Relationship	Note
Yitong Asia Investment Pte. Ltd.	$46,300	Shareholders	Other payables, interest free and payment on demand.

As of September 30, 2024, the amount due to the related parties consisted of the following:

Name	Amount (US$)	Relationship	Note
Shareholders	$5,000	Shareholders	Repurchase of ordinary shares

12. INCOME TAX

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

Hong Kong

Golden Heaven HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, Golden Heaven HK did not generate any assessable profits arising in or derived from Hong Kong for the years ended September 30, 2025, 2024 and 2023, and accordingly no provision for Hong Kong profits tax was made in these periods.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAX (cont.)

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

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the fiscal years ended September 30, 2025, 2024 and 2023, the Company had no unrecognized tax benefits.

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

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of September 30, 2025 and 2024 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Profit before income taxes is attributable to the following geographic locations for the years ended September 30:

	2025	2024	2023
Cayman Islands	$(10,515,251)	$(3,536,358)	$(67,027)
PRC	3,573,052	3,859,097	10,856,708
BVI	(36)	(35)	2
HK	(32)	(31)	(60)
Total profit before income taxes	$(6,942,267)	$322,673	$10,789,623

The components of the income tax provision were as follows:

	2025	2024	2023
Current tax provision
Cayman Islands	$-	$-	$-
PRC	1,651,139	2,119,225	4,240,039
BVI	-	-	-
HK	-	-	-
Total income tax provisions	$1,651,139	$2,119,225	$4,240,039

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the years ended September 30, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Income tax expense computed based on PRC statutory	$(1,735,567)	$80,668	$2,697,406
Deferred tax asset on unutilized tax losses not recognized	3,386,706	2,038,557	1,542,633
Total	$1,651,139	$2,119,225	$4,240,039

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAX (cont.)

The Company’s deferred tax assets, net was comprised of the following:

	2025	2024	2023
Net operating loss	$13,077,116	$7,482,013	$3,378,241
Deferred tax asset	$3,386,706	$2,038,557	$1,542,633
Valuation allowance	(3,386,706)	(2,038,557)	(1,542,633)
Total deferred tax assets, net	$-	$-	$-

The Company’s operations incurred a cumulative net operating loss (“NOL”) which may reduce future taxable income. During the year ended September 30, 2023, the cumulative NOL was $3.38 million. During the year ended September 30, 2024, the cumulative NOL was $7.48 million. During the year ended September 30, 2025, the cumulative NOL was $13.08 million. The remaining balance is carried forward indefinitely.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in the PRC.  operations. The Company provided a 100% valuation allowance for its deferred tax assets as of September 30, 2025, 2024 and 2023, respectively.

13. EQUITY

On September 19, 2024, the Company has authorized and approved a 1-for-50 reverse stock split of the Company’s authorized Class A shares of common stock from 1,800,000,000 shares to 36,000,000 shares, par value of $0.005 per share and Class B shares of common stock from 300,000,000 shares to 6,000,000 shares, par value of $0.005 per share.

On April 22, 2025, the Company’s shareholders approved (1) the increase of the Company’s authorized share capital from US$10,030,000 divided into: (i) 2,000,000,000 Class A Ordinary Shares of par value of US$0.005 each, and (ii) 6,000,000 Class B Ordinary Shares of par value of US$0.005 each, to US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each (the “Share Capital Increase”); and (2) upon completion of the Share Capital Increase, the Company’s authorized share capital of US$200,600,000 divided into 40,000,000,000 Class A Ordinary Shares of US$0.005 par value each and 120,000,000 Class B Ordinary Shares of US$0.005 par value each, be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”). On April 23, 2025, the Board passed the resolutions that the authorised, issued and outstanding Shares shall be consolidated on a 25 for 1 ratio, which shall have the effect of reducing the number of: (i) authorized Class A ordinary shares from 40,000,000,000 Class A ordinary shares with a par value of US$0.005 per share to 1,600,000,000 Class A ordinary shares with a par value of US$0.125 per share; (ii) authorized Class B ordinary shares from 120,000,000 Class B ordinary shares with a par value of US$0.005 per share to 4,800,000 Class B ordinary shares with a par value of US$0.125 per share. The Share Consolidation was effective on May 9, 2025.

On August 12, 2025, Class A ordinary shares from 48,000,000,000 Class A ordinary shares with a par value of US$0.125 per share to 3,200,000,000 Class A ordinary shares with a par value of US$1.875 per share; Class B ordinary shares from 144,000,000 Class B ordinary shares with a par value of US$0.125 per share to 9,600,000 Class B ordinary shares with a par value of US$1.875 per share.

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

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EQUITY (cont.)

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

The share numbers in this Note 13 are pre-reverse stock split effected on September 19, 2024.

On November 18, 2024,  the Company entered into a securities purchase agreement, pursuant to which the Company sold to the purchasers in a registered direct offering, an aggregate of 20,000,000 Class Ordinary A share of its common stock, par value $0.005 per share at a purchase price of $1.26 per share, for aggregate net proceeds to the Company of $25,200,000, after deducting fees to the placement agent and other offering expenses payable by the Company.

On November 20, 2024, Heng Yang Investment Management CO Pte. Ltd., Hengrui Investment Holding Ltd., Heng Yu Capital Investment Pet. Ltd., Jinqiu Investment Holding Co. Ltd., Joygrace Investment Pet. Ltd., Rongcheng Investment Holdings Limited, Tianhui Investment Holding Co. Limited, (“Holders”), Gan Xiaochun, or its assigns, in partial consideration for entering into that certain Share Purchase Agreement, by and between the Company and Holders, is entitled, subject to the provisions of this Warrant, to purchase from the Company 5,400,000 fully paid and nonassessable shares of Class A Ordinary Shares of the Company (the “Warrant Shares”). Holders may purchase the afore-mentioned number of shares of Warrant Shares of the Company at a purchase price per share of $1.386 (the “Exercise Price”).

On December 9, 2024, the Company’s board of directors granted 5,000,000 Class A Ordinary Shares of the Company, at the price of $1.87 per share, pursuant to the Company’s 2025 Omnibus Equity Plan, to certain officers, directors and employees of the Company. The Company recorded an expense of $9.35 million in the fiscal year 2025.

On April 11, 2025, the subscriber, Yitong Asia Investment Pte. Ltd., holds 1,640,000 Class B Ordinary Shares. This is accompanied by a corresponding reduction in its position of 1,640,000 Class A Ordinary Shares.

On May 24, 2025, Heng Yang Investment Management CO Pte. Ltd., Hengrui Investment Holding Ltd., Heng Yu Capital Investment Pet. Ltd., Jinqiu Investment Holding Co. Ltd., Joygrace Investment Pet. Ltd., Rongcheng Investment Holdings Limited, Tianhui Investment Holding Co. Limited, (“Holders”), Gan Xiaochun, Boruida Limited, Chuangrunda Limited, Hong Kong Greater Power Ventures Limited, or its assigns, in partial consideration for entering into that certain Share Purchase Agreement, by and between the Company and Holders, is entitled, subject to the provisions of this Warrant, to purchase from the Company 40,000,000 fully paid and nonassessable shares of Class A Ordinary Shares of the Company (the “Warrant Shares”). Holders may purchase the afore-mentioned number of shares of Warrant Shares of the Company at a purchase price per share of $0.30 (the “Exercise Price”).

The share numbers in this Note 13 are pre-reverse stock split effected on April 22, 2025.

On May 28, 2025,  the Company entered into a securities purchase agreement, pursuant to which the Company sold to the purchasers in a registered direct offering, an aggregate of 15,000,000 Class Ordinary A share of its common stock, par value $0.125 per share at a purchase price of $1.80 per share, for aggregate net proceeds to the Company of $27,000,000, after deducting fees to the placement agent and other offering expenses payable by the Company.

On July 7, 2025,  the Company entered into a securities purchase agreement, pursuant to which the Company sold to the purchasers in a registered direct offering, an aggregate of 20,000,000 Class Ordinary A share of its common stock, par value $0.125 per share at a purchase price of $1.27 per share, for aggregate net proceeds to the Company of $25,400,000, after deducting fees to the placement agent and other offering expenses payable by the Company.

On July 28, 2025, the subscriber, Yitong Asia Investment Pte. Ltd., holds 1,000,000 Class B Ordinary Shares. This is accompanied by a corresponding reduction in its position of 1,000,000 Class A Ordinary Shares.

The share numbers in this Note 13 are pre-reverse stock split effected on August 12, 2025.

During the fiscal years ended September 30, 2025, 2024 and 2023, the Company’s PRC subsidiaries collectively contributed $29,093, $26,318 and $89,940 of profits to their statutory reserves, respectively.

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. COMMITMENTS AND CONTINGENCIES

Commitments

As of September 30, 2025, Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Nanping Golden Heaven”) had outstanding capital expenditure commitments relating to two construction projects, with an aggregate contract value of approximately US$44.95 million.

On September 28, 2023, Nanping Golden Heaven entered into a construction contract with Fujian Xinchang Construction Engineering Co., Ltd. with a total contract value of approximately US$19.67 million (RMB 140 million). The construction period under the contract was originally scheduled from October 1, 2023 to March 31, 2025 and was subsequently extended to March 31, 2026. As of September 30, 2025, Nanping Golden Heaven had paid approximately US$9.83 million (RMB 70 million) under this contract, and the remaining contractual commitment amounted to approximately US$9.84 million.

On September 28, 2023, Nanping Golden Heaven entered into a construction contract with Fujian Xinchang Construction Engineering Co., Ltd. with a total contract value of approximately US$25.28 million (RMB 180 million). The construction period under the contract was originally scheduled from October 1, 2023 to September 30, 2024 and was subsequently extended to October 31, 2026. As of September 30, 2025, Nanping Golden Heaven had paid approximately US$12.64 million (RMB 90 million), and the remaining contractual commitment amounted to approximately US$12.64 million.

Accordingly, as of September 30, 2025, Nanping Golden Heaven’s total outstanding capital expenditure commitments relating to these two construction projects amounted to approximately US$22.48 million.

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

On December 24, 2024, the Company entered into a series of long-term lease agreements with Fuzhou Yibang. Yuxi Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Yunnan Yuxi Jinsheng Amusement Park, located in Yuxi City, Yunnan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB22 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Changde Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Changde Jinsheng Amusement Park, located in Changde City, Hunan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB23 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Qujing Jinsheng Amusement Investment Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Qujing Jinsheng Amusement Park, located in Yujing City, Yunnan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB7 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Fuzhou Yibang has undertaken to use all three amusement parks only for legal amusement business activities and not to change their use. The Company believes that by leasing of the three amusement parks to Fuzhou Yibang, it can reduce operational costs and risks, improve asset utilization, and enhance the stability of cash flows, creating favorable conditions for sustainable development.

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

GOLDEN HEAVEN GROUP HOLDING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. RISKS AND UNCERTAINTIES

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

16. SUBSEQUENT EVENTS

On November 10, 2025, the Company entered into an agreement with Hengrui Investment Holding Ltd. (the “Financial Advisor”), pursuant to which, among other things, for a term of two years, the Financial Advisor agreed to introduce potential qualified investors to the Company and use its best efforts to facilitate such investors in making an equity investment in the Company with a total investment amount of no less than US$100 million (the “Target Investment Amount”) and in consideration of such services of the Financial Advisor, the Company agreed to issue an aggregate of 2,500,000 Class A ordinary shares of par value of US$1.875 each of the Company.

On December 4, 2025, the Company has entered into several post-reporting period agreements to support its financial and operational strategy. This includes a planned Private Investment in Public Equity financing to raise approximately US$37.5 million through the issuance of shares and warrants, a series of 10-year lease agreements for multiple amusement parks with annual rent escalation clauses, and a financial advisory agreement to facilitate equity investments of at least US$100 million, with compensation tied to successful capital introduction.

On December 8, 2025, the Board of Directors has approved the establishment of a new wholly-owned subsidiary, Magic Golden Heaven Management Ltd., incorporated in the British Virgin Islands. All necessary authorizations have been granted to complete the incorporation process.